DRAFT

EDGAR® Filer Manual
Volume II

EDGAR Filing

EDGAR®

ELECTRONIC DATA GATHERING, ANALYSIS, AND RETRIEVAL

Version 2~~1~~

~~September~~ November 2005

DRAFT

Notice

This draft Filer Manual, posted before Commission approval of potential regulatory changes in this release, is provided as a service to our filing community to assist filers, agents, and software developers prepare for potential changes the staff anticipates. Since this is a draft manual, the SEC retains the right to change any part of the manual before the new system release is made final. In addition, the final EDGAR Filer Manual (Vol II) is subject to Commission approval and may be revised before approval or not approved at all. Similarly, the posting of the draft manual does not indicate Commission approval of any pending proposed changes relating to the potential changes reflected in the draft manual. The changes outlined in this draft manual, if approved, are scheduled to take effect on November 7, 2005. The final version of the manual will be made available as and if approved by the Commission on or about November 7, 2005, on the SEC's Public Website.

Use this EDGAR® Filer Manual when making electronic filings with the United States Securities and Exchange Commission (SEC or "Commission"). See Rule 301 of Regulation S-T.

The EDGAR Filer Manual consists of three volumes. EDGAR Filer Manual (Volume I) General Information introduces the requirements for becoming an EDGAR Filer and maintaining EDGAR company information. EDGAR Filer Manual (Volume II) EDGAR Filing illustrates the process to submit an online filing. EDGAR Filer Manual (Volume III) N-SAR Supplement is a guide for preparing electronic submissions of Form N-SAR.

For up-to-date information regarding filing-related topics, consult the following EDGAR websites:

- Information for EDGAR Filers (*http://www.sec.gov/info/edgar.shtml*)
- EDGAR Gateway to submit filings (*http://www.portal.edgarfiling.sec.gov*)
- EDGAR Company Database (*http://www.edgarcompany.sec.gov*).

Note: New EDGAR software releases include modifications to the EDGARLink software and EDGAR submission templates. Please download, install, and use the new EDGARLink software and submission templates to ensure that submissions will be processed successfully.

~~As of this version, all of the volumes of the EDGAR Filer Manual are re-baselined at Version One. They no longer follow the EDGAR release version numbers, and may not be updated for each release. In addition, former Volume II N-SAR Supplement is changed to Volume III N-SAR Supplement. Filers should consult the EDGAR Filing Website, the~~

EDGAR OnlineForms/XML Website, and the SEC's Public Website to determine the current version of the documents. Current version numbers of each of the documents will be posted and updated documents will be highlighted as "NEW".

Updates:

On November 7, 2005, EDGAR Release 9.2 introduces the following changes in support of the recent rule change "Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies"; see Release No. 33-8587 (July 15, 2005) [70 FR 42234]:

- Add new 8-K Item 5.06 "Change in Shell Company Status."
- Add new submission header field "Shell Company" to Form 10-K and Form 10-KSB submission form types for filers to indicate if they meet the shell company criteria as specified in the rule.

On December 1, 2005, EDGAR Release 9.2 introduces the following changes in support of the recent rule change "Securities Offering Reform"; see Release No. 33-8591 (July 19, 2005) [70 FR 44722]:

- Allow well-known seasoned issuers to register unspecified amounts of different specified types of securities on Form S-3 or Form F-3 registration statements using the new submission form types S-3ASR and F-3ASR, which are immediately effective upon filing (i.e., automatic shelf registration). To add additional classes of securities and eligible majority-owned subsidiaries as additional registrants after an automatic shelf registration statement is effective, a filer must use the new submission form type POSASR. Issuers using an automatic shelf registration statement would be permitted to pay filing fees in advance or on a "pay-as-you-go" basis on the shelf registration statement, an amendment to the registration statement, or when filing a prospectus. Changes to EDGAR include:
  - ◊ Add new submission form types S-3ASR, F-3ASR, and POSASR to EDGARLink Template 1.
  - ◊ Add new submission header field "Type of Payment" to the offering data to allow well-known seasoned issuers to indicate whether the filing fees will be paid in advance or on a "pay-as-you-go" basis.
- Change Prospectuses filed pursuant to Rule 424 to allow well-known seasoned issuers to file a prospectus supplement that includes a Calculation of Registration Fee Table. Changes to EDGAR include:
  - ◊ Move 424B1, 424B2, 424B3, 424B4, 424B5, 424B7 submission form types from EDGARLink Template 3 to Template 1.
  - ◊ Add new submission header "Fee Table in Prospectus" checkbox to indicate if a prospectus contains a "Calculation of Registration Fee Table."
  - ◊ Add new submission header field "Type of Payment" to the offering data to allow well-known seasoned issuers to indicate whether the filing fees will be paid in advance or on a "pay-as-you-go" basis.
  - ◊ Add new submission form type 424B8 to the set of Prospectuses submission form types filed pursuant to Rule 424.
- Add new Free Writing Prospectus submission form type FWP to EDGARLink Template 2. Changes to EDGAR include:

    - ◊ Add new submission header field "Rule 163" to indicate whether the communications are made under Rule 163.
    - ◊ Add new submission header field "Rule 433" to indicate whether the communications are made under Rule 433.
    - ◊ Add new submission header "First Issuing Entity Filing" checkbox to indicate that the Free Writing Prospectus is the first filing for an Asset-Backed Security Issuing Entity. If it is, the filer will be required to provide the Depositor CIK and Depositor 33 Act file number instead of the subject company file number.
- Change submission form type 425 to add new submission header field "Rule 433" or "Rule 163" to indicate whether the communications are made under Rule 433 or Rule 163.
- Add new submission header field "Well-Known Seasoned Issuer" to Form 10-K and Form 20-F submission form types for filers to indicate if they meet the well-known seasoned issuer criteria as specified in the rule.
- Add new submission header field "Voluntary Filer" to Form 10-K and Form 20-F submission form types for filers other than investment companies to indicate if they are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Rescind the following submission form types from EDGARLink Template 1: S-2, S-2/A, S-2MEF, F-2, F-2/A, F-2MEF, F-2D, and F-2DPOS.

Table of Contents

Preface

Welcome to the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission (SEC). EDGAR provides an electronic filing process for filers and filing agents submitting documents under the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, and the Investment Company Act of 1940 (collectively, "Acts"). This manual explains how you can file electronically with the SEC.

The SEC accepts electronic submissions through the Internet or direct dial transmissions. EDGAR will disseminate that information and you may view electronically submitted filings on EDGAR workstations in the SEC's Public Reference Room in Washington, DC, through commercial dissemination services, or by using the SEC's Public Website.

Do you need to file through EDGAR?

Whether or not you need to submit filings on EDGAR will depend on the form type(s) you are required to submit. For those requirements, refer to Regulation S-T, Rule 101 [Mandated Electronic Submissions and Exceptions].

Rules Governing Forms and Filing Information

EDGAR provides you with an electronic way to submit information to us. **It does not change the content of what you submit**. Regulation S-T mandates electronic submissions of filings by all domestic and foreign registrants. Regulation S-T also provides the general requirements and procedures for electronic filing. You may find copies of Regulation S-T in the Federal Register and the Code of Federal Regulations (17 CFR Part 232) in our Public Reference Rooms. You will also find Regulation S-T under the Division of Corporation Finance area on the SEC's Public Website under Forms and Associated Regulations, EDGAR.

We have identified the following other laws and releases that affect electronic filing. You may obtain copies of this material from the SEC's Public Website.

- Securities and Exchange Commission Authorization Act of 1987 -- Public Law 100-181 (December 4, 1987). (Section 35A of Securities Exchange Act of 1934.)

- Releases:

33-8591 Issued 7/19/05 Effective 12/1/05 (70 FR 44722)	Securities Offering Reform
33-8587 Issued 7/15/05 Effective 8/22/05 (70 FR 42234)	Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies
33-8590 Issued 07/18/05 Effective 09/19/2005 (70 FR 43558)	Amendments to Rules Governing EDGAR System: Mandatory Identification of Investment Company Series and Classes; Two Additions to Investment Company Mandatory Electronic Filings; And Technical Revisions
33-8518 Issued 12/22/04 Effective 3/08/05 (70 FR 1506)	Asset-Backed Securities
33-8529 Issued 02/03/05 Effective 03/16/05 (70 FR 6556)	XBRL Voluntary Financial Reporting Program on the EDGAR System
34-50486 Issued 10/04/04 Effective 11/08/04 (69 FR 60287)	Proposed Rule Changes of Self-Regulatory Organizations
33-8400A Issued 8/04/04 Effective 8/23/04 (69 FR 48370)	Additional Form 8-K Disclosure Requirements and Acceleration of Filing Date; Correction
33-8410 Issued 4/21/04 Effective 4/26/04 (69 FR 22704)	Mandated Electronic Filing for Form ID

33-8401 Issued 3/16/04 Effective TBD (69 FR 13690)	Rulemaking for EDGAR System (proposal for identification of investment company series and classes (contracts); additional mandatory electronic filings for investment companies; and technical amendments)
33-8230 Issued 5/7/03 Effective 6/30/03 (68 FR 25787)	Mandated Electronic Filing and Website Posting for Forms 3, 4, and 5
33-8170 34-47069 35-27627 Issued 12/27/02	Mandated Electronic Filing and Website Posting for Forms 3, 4, and 5
33-8009 Issued 5/14/02 Effective 5/24/02 and 11/4/02 (67 FR 36677)	Mandated EDGAR Filing for Foreign Issuers.
33-8007 Issued 9/17/01 (66 FR 49829)	Updated version of the EDGARLink software.
33-7999 Issued 7/30/01 (66 FR 42941)	Next stage of EDGAR Modernization.
33-7933 Issued 1/16/01 Effective 2/02/01 (66 FR 8764)	Next stage of EDGAR Modernization.
33-7855 Issued 4/24/00 Effective 5/30/00 Effective 7/10/00 Effective 1/1/01 (65 FR 24788)	Rules for the next stage of EDGAR Modernization. Diskette submissions not accepted. Financial Data Schedule requirement removed.
33-7789	Adopted updated filing form types in Filer Manual.

Issued 1/20/00 Effective 1/24/00 (65 FR 3123)	
33-7755 Issued 10/07/99 Effective 10/16/99 (64 FR 56430)	CompuServe discontinued electronic mail service.
33-7684 Issued 5/17/99 Effective 6/28/99 (64 FR 27888)	Rules for the first stage of EDGAR modernization adopted.
34-40934 Issued 1/12/99 Compliance date 4/1/99 (64 FR 2834)	Electronic filing of Form 13F made mandatory.
33-7472 Issued 10/24/97 Effective 1/1/98 (62 FR 58647)	Commission will no longer accept, in paper, filings required to be submitted electronically, except in a hardship situation.
33-7427 Issued 7/1/97 (62 FR 36450)	Minor and technical rule amendments, including the elimination of transition rules applicable to the phase-in period.
33-7122 Issued 12/19/94 (59 FR 67752)	Rules and phase-in schedule made final. Final phase-in lists published. Minor rule amendments adopted
33-6977 Issued 2/23/93 (58 FR 14628)	Interim rules applicable to electronic filing in general, and specifically to the Division of Corporation Finance filers.
IC-19284 Issued 2/23/93 (58 FR 14848)	Interim rules specific to investment companies.
35-25746 Issued 2/23/93	Interim rules specific to public utility holding companies.

(58 FR 14999)

33-6980 Issued 2/23/93 (58 FR 15009)	Rules relating to payment of filing fees to the SEC's lockbox in Pittsburgh, Pennsylvania.

1. INTRODUCTION

1.1 Organization of this Manual

This volume is divided into chapters and appendices. The paragraphs and subparagraphs are numbered for easy reference (e.g., 1.2, 5.6.1).

The chapters of this volume primarily refer to the preparation of EDGAR submissions. From this point forward, when we reference EDGARLink, we are referencing the EDGARLink submission assembler for EDGAR.

The following outline shows you where to find information in this volume. An index is also provided at the end of this document.

CHAPTER 1 – Introduction

CHAPTER 2 – Quick Guide to EDGAR Filing

CHAPTER 3 – Index to Forms

CHAPTER 4 – Filing Fee Information

CHAPTER 5 – Constructing Attached Documents and Document Types

CHAPTER 6 – Preparing and Transmitting EDGARLink Submissions

CHAPTER 7 –Preparing and Transmitting Online Submissions

CHAPTER 8 – Filer-Constructed XFDL/XML Submissions

CHAPTER 9 – Determining the Status of your Filing

APPENDICES:

A Messages Reported by EDGAR

This appendix provides information on acceptance, suspension, and EDGAR error messages, including all HTML/PDF error messages.

B Frequently Asked Questions

Answers to some of the questions asked most frequently by EDGAR filers.

C EDGAR Submission Templates

This appendix provides a list of submission templates and the submission types within each submission template. It also contains sample submission template information.

D Paper Forms

Form SE	Form for Submission of Paper Format Exhibits by Electronic Filers
Form TH	Notification of Reliance on Temporary Hardship Exemption

E Automated Conformance Rules for Template Fields

EDGAR recognizes specific values for certain fields in each submission template. This appendix lists the values you must provide in the specified format.

F Glossary of Commonly Used Terms, Acronyms, and Abbreviations

This glossary contains terms, acronyms, and abbreviations used in the Filer Manual.

1.1.1 Conventions Used in the Filer Manual

As you read this volume you should notice attributes assigned to certain types of text:

- Instructions to press a key on a keyboard or click a button on the screen appear in square brackets and in title case:
  - ◊ Press [Enter]
  - ◊ Click [Module/Segment]
- Titles of check, dialog, and list boxes, fields, functions, options, processes, queries, reports, pages, tables and windows appear in title case:
  - ◊ Submission Type list box
  - ◊ Name field
  - ◊ Company Information query
  - ◊ Return Copy check box
- Menus, menu options, radio buttons, and statuses appear in title case and have double quotation marks around them:
  - ◊ "Test Filing" radio button
  - ◊ From the "Edit" menu, select "Copy"
  - ◊ "Busy" status
- Directories and file names appear bolded:
  - ◊ The **C:\temp** directory
  - ◊ Click on the **EDGARInstaller.exe** icon
- Keystroke combinations appear between less-than and greater-than brackets and in upper case:
  - ◊ <ALT-TAB>
  - ◊ <CTRL-C>
- Internet Hyperlinks appear underlined:
  - ◊ <u>Home</u>

2. QUICK GUIDE TO EDGAR FILING

2.1 EDGAR Filing Process

This section is designed for the novice filer to explain the filing process and some of the terms that we will use throughout this manual. If you are familiar with EDGAR, then proceed to the index to find your submission type.

A filer must use the EDGAR system when they have a filing obligation that requires an electronic form. They can also choose to use an electronic form for certain form types that may also be prepared in paper format. Increasingly, fewer forms are permitted via paper filing. All rules regarding which forms must be submitted electronically are found in Regulation S-T, General Rules and Regulations for Electronic Filings. A copy of this rule is available on the SEC's Public Website at *http://www.sec.gov/about/forms/regs-t.pdf*.

The EDGAR system is comprised of a number of large computers that receive filings submitted by entities. An entity is one that files with the SEC. Entities may be unique companies that make Securities Act filings or individuals who make filings like Form 3 or 4. There are thousands of filings submitted to the EDGAR system each day. The system processes the filings according to rules defined by the SEC. Finally, if the documents are public, it transmits them to parties outside the SEC. Since there is a single internal SEC system processing these filings, filers must follow certain rules in preparing their filings so that they can be processed correctly.

Once you know the Code of Federal Regulations (CFR) Form Type/Schedule/Rule that you must submit electronically as determined by the SEC Rules, you must determine the electronic submission type. On the EDGAR system, the submission is the envelope for all of the content you are sending in a single transmission. The submission type may tell the SEC and others viewing the filing something about the filing itself. For example, a Form 15 can have submission types of 15-12B, 15-12G, and 15-15D. The different submission types are used by filers who have a filing obligation under different sections of the act. For example, the 15-12B filer would have registered a class of securities under Section 12(b).

EDGAR filings may consist of a number of documents, both primary and secondary. The primary document is the document that contains the information required by the SEC for the CFR Form Type/Schedule/Rule being submitted. Examples of the primary document include documents like the 10-Q, 8-K, S-1, N-8A, or POS AMI. Many times filers want or need to supplement their primary document with other documents. These are called secondary documents. Secondary documents most commonly include cover letters or correspondence, although correspondence documents may be sent in as primary documents in a correspondence submission type. Sometimes filings can also include exhibits which have a number and/or letter designator, whose content is defined by the SEC. These exhibits can include things like a company charter, power of attorney, or underwriting agreements.

All primary and secondary documents must be in certain standard electronic formats to be accepted by the EDGAR system. The EDGAR system accepts ASCII, HTML, or XML primary

documents. If you include graphics in your HTML document, then you must also include the .jpg and .gif files that contain your graphics. Two other document formats can be used as unofficial copies: PDF and XBRL. You must follow all of the rules outlined in this manual with regard to formatting these documents regardless of the tool you use to prepare and transmit your submission. Keep in mind that not all document formats are permitted for each tool.

2.1.1 Using EDGARLink Templates

If you are using EDGARLink templates, once you have all of your documents prepared, you can assemble your submission. Open the template and after you select the submission type, you will be required to answer a few questions about the filing. This data will be added to your document content, and is commonly called the header, or supplemental data.

There are a few questions on the main page of EDGARLink templates that require special attention. The Live/Test radio buttons designate whether your submission will be considered a live filing. A test filing allows you to make sure that the submission is correct by checking all of the assembled documents and applying host processing steps like determining the fee and checking your security codes. For a test submission, fees will not be deducted, the filing will not be disseminated, and your filing will not count towards your requirement to file with the SEC. Test filings are routinely removed from the internal system after a short period, generally six calendar days.

The Return Copy checkbox allows you to indicate whether you want to receive an exact copy of your filing after processing is complete. Return copies can be retrieved from some of the EDGAR Websites. Submission contact information may be used by the Office of Filings and Information Services (OFIS) or the SEC divisions if there is an issue with your filing. Including this information allows us to get in touch with you quickly. Using the Notification section of the template, you may add multiple e-mail addresses where you would like a notification message sent. Using other pages on the templates, you may add secondary documents, provide fee information, and validate your filing. You must save your filing to your local computer.

After the filing is assembled, you can transmit it to the host system. There are a number of mechanisms you can use for transmission when using EDGARLink templates. The most frequently used is the Internet. A few filers send in submissions via modems using direct dial and PPP. Some large volume filers transmit via a dedicated telecommunications link. For Internet and PPP transmissions, you must login to the host system to transmit your filing. To do this you must be a registered EDGAR filer. If you have not yet registered you will find the details on this process in Volume I of the Filer Manual.

2.1.2 EDGAR OnlineForms/XML Website

The EDGAR OnlineForms/XML Website tool is an Internet based online application. Filers can create an Ownership form by entering primary document data and the header data in a single session. You do not have to worry about the differences between the types of data or how it is translated into the resulting XML document. You must login to the EDGAR OnlineForms/XML Website and indicate which form you would like to complete. Answer all of the questions. All

filings assembled on this site are considered live, so please be careful as you enter information. You will be given a number of chances to review and correct information before you send it to the host system. Similar to EDGARLink templates, you may include a number of e-mail addresses for filing notifications. You may also request a return copy which provides you with an exact copy of the submission after it has been processed. You can save the document locally, you will not be able to retrieve the document to make corrections. As a final step, you must transmit the submission in the same Internet session.

2.1.3 After a Submission is Filed

No matter what tool you use to transmit your submission, the EDGAR system will provide you with an accession number after transmission. The accession number is a unique number that identifies your submission. The first ten digits are the CIK of the entity that logged in to submit the filing. The next two digits define the current year. The final digits are assigned sequentially by CIK starting with one on the first business day of each year. It is important to use this number when reviewing the status of your filing or consulting with OFIS or SEC divisions.

After transmitting your submission, you may check on its status, review e-mail notifications, and examine your return copy via the Internet using the EDGAR Websites. In addition, if requested, you will receive messages via e-mail. The notification messages, which are identical to those you can retrieve via the Internet, include both the status of the submission and detailed error messages. EDGAR will either accept or suspend your filing. Acceptance means that the filing meets all of the host processing rules and, if live, the filing will be disseminated. Suspended means that the filing contains serious errors that you must correct.You can correct the errors and resubmit the filing. A suspended filing will not be disseminated nor will fees be deducted from your account.

When the EDGAR system has completed the processing of your submission, if it is live and public, it will be transmitted electronically to a number of third parties. (There are some individual documents that are considered non-public which will not be immediately disseminated. They may be subsequently disseminated by the SEC if they meet certain criteria.) Dissemination can often occur within seconds of your transmission. Private companies may post your filing on their websites for public use of their subscribers. The filings are also posted on the SEC’s Public Website.

2.2 Filing Checklist

This section is a quick start guide to the filing process. It is not intended to explain all you need to know about filing, but should get you started in the right direction. Although the filing process is different based on the submission type transmitted, the tools used, and the needs of the filer, some general steps need to be followed for most filings. They are listed in checklist form for you in Table 2-1: Filing Checklist, and then described in detail in the following sections.

Table 2-1: Filing Checklist

Step	Activity	Completion
1	Check that you have access codes for the EDGAR system. If not, follow procedures in the EDGAR Filer Manual, Volume I, General Information, to obtain codes.	
2	Review your company data on EDGAR to determine that it is up-to-date. Details are in the EDGAR Filer Manual, Volume I, General Information. **Note:** This data is used in creating header data in some filings and filing data in other types of filings. It is your responsibility to your company information current.	
3	Determine the submission type you need to file and then find it in the indexes in Chapter 3, Index to Forms.	
4	If your filing requires a fee, ensure that the funds are available in your account. See Chapter 4, Filing Fee Information.	
5	Create documents that will be attached to the submission. See Chapter 5, Constructing Attached Documents and Document Types. **Note:** If you are using the EDGAR OnlineForms/XML Website, you do not need to create the primary document.	
6	Download and/or install the tool you will need to assemble the submission. (Note you do not need to perform this step for OnlineForms.) See Section 6.2 Installation for EDGARLink.	

Step	Activity	Completion
7	Use the tool to create or assemble the submission. (Note you do not need to perform this step for OnlineForms.) See Sections 6.3 Preparing Your EDGARLink Submission through 6.5 Saving Your Submission for EDGARLink. **REMEMBER TO ALWAYS VALIDATE YOUR SUBMISSION!**	
OnlineForms 6 & 7	Access the EDGAR OnlineForms/XML Website and enter your form data. See Chapter 7 for details. Transmit after data entry and verification. Skip to step 11.	
8	Transmit a test submission to the EDGAR system. See Section 6.6.5, Test Submissions for EDGARLink.	
9	Review your acceptance/suspense message or return copy to determine if changes are required. See Section 9.5, Submission Information for instructions.	
10	Transmit a live submission to the EDGAR system. Make sure that a live file is created by having the live button clicked. See Section 6.6, Transmissions to EDGAR for EDGARLink.	
11	Review your acceptance/suspense message. If necessary, correct errors and file again. See Section 9.5, Submission Information for instructions on reviewing your acceptance/suspense message.	

2.3 General Information for Filers

2.3.1 Hours of Operation

EDGAR accepts filings and changes to company information each business day, Monday through Friday, from 6:00 a.m. to 10:00 p.m., Eastern Time. Transmissions started but not completed by 10:00 p.m. Eastern Time may be canceled, and you may have to re-submit on the next business day.

2.3.2 Introduction to Web Browsers

The EDGAR system uses web-based technology to make submitting filings easier and faster. Web browsers read code called Hypertext Mark-up Language (HTML). Many people have become familiar with HTML since they have used the Internet. We use a browser as an integral part of EDGAR, providing our interface to the EDGAR Filing Website.

2.3.3 Browser Differences

There are two industry standard browsers currently in use today: Netscape Navigator and Microsoft Internet Explorer (IE). We recommend that you use Netscape version 5.0 or later, or Internet Explorer version 5.0 or later. The EDGAR Filing Website does not support Netscape version 6.0. Both browsers comply with Secure Socket Layer (SSL) communications that you will use to reach the EDGAR Filing Website, and are easy to obtain. Which browser you use is a personal preference. This section covers some functions that are innate to browsers, how your browser should be set up, and the differences between Netscape and IE. You should be aware that there might be subtle differences if you are using IE or other versions of Netscape.


Back
Forward
Reload
Home
Search
Netscape
Print
Security
Stop

Netscape Menu Bar


Back
Forward
Stop
Refresh
Home
Search
Favorites
History
Print

Internet Explorer Menu Bar

Figure 2-1: Browser Menu Bars

Both browsers have very similar navigation functions: [Back], [Forward], [Stop], and [Reload] buttons, Current Address Location fields, as well as buttons for performing other functions such as printing and saving. The largest difference between the two browsers is button appearances and where to update the preference settings. For detailed information on your browser, see your browser’s user manual or help function.

The browser window works similarly to all windows, in that it can be maximized, minimized, and sized. The default menu bar contains buttons that help you navigate the Internet; however, these buttons do not necessarily help you navigate EDGAR. For the purposes of logging into EDGAR, downloading files, submitting filings and company queries, or updating company information, these buttons do not apply. Some of the functions you can use are Bookmark, to mark the EDGAR Login page for easy accessibility; Back, to correct, add, or remove criteria from a query; and Security, to turn on or off your security functions.

2.3.4 Accessing EDGAR

To access EDGAR, a you must have EDGAR access codes. New filers and filers who want to file in another capacity (e.g., filing agent or training agent) must use Form ID to apply for EDGAR access codes. The Form ID must be filed electronically through the EDGAR Filer Management Website and an accompanying manually signed and notarized authentication document must be faxed to the Commission. If we do not receive your fax, we cannot accept your application. Details of this process are covered in other sections of this manual. Once you have obtained your access codes, you will be ready to login to EDGAR, download submission templates, transmit submissions, run company queries, update your company information, or change your password or CCC (CIK Confirmation Code).

2.3.5 Getting Help with EDGAR

For general filing and technical information or help, contact our Filer Support Staff in the Office of Filings and Information Services. Filer Support Staff can help you each business day from 7:00 a.m. to 7:00 p.m., Eastern Time. You can reach them at (202) 551-8900 for help.

2.4 EDGAR Gateway and Websites

The SEC maintains a number of websites and URLs to support the filing process. As we have developed more sites and URLs, it has become more complicated for filers to find the correct location for any single activity. To alleviate this problem, we developed the EDGAR Gateway to act as an interface between all EDGAR websites and URLs. By choosing the link that describes what you want to do, you can connect to the correct resource to accomplish your task. You can reach the EDGAR Gateway by using the following URL:

http://www.portal.edgarfiling.sec.gov

You can use links on this URL to access the websites or URLs. If you only remember one EDGAR website, this is the one to remember. The other EDGAR websites and/or URLs as well as their uses are as follows:

URL	Name
https://www.edgarfiling.sec.gov	EDGAR Filing Website

Transmit EDGARLink Templates

URL	Name
Transmit XFDL Filer-Constructed Forms Updates of Entity Information Filing Status and Email Notifications Return Copy Retrieval Download EDGARLink Application Download EDGARLink templates and fee rate table	
https://www.onlineforms.edgarfiling.sec.gov	EDGAR OnlineForms/XML Website
Prepare and transmit Ownership filings Transmit XML Filer-Constructed Submissions Updates of Entity Information Filing Status and Email Notifications Return Copy Retrieval	
https://www.filermanagement.edgarfiling.sec.gov/	EDGAR Filer Management Website
Apply for EDGAR Access (New) Generate Access Codes (New/Replacement) Update Passphrase Convert Paper Only Filer to Electronic Filer EDGAR Access for New Serial Companies Download the Filer Manual	
http://www.edgarcompany.sec.gov	EDGAR Company Database
Public Access to company information	
http://www.sec.gov	SEC's Public Website
Access to filings Information on Existing Rules Information on Proposed Rules Download the Filer Manual Frequently Asked Questions Download Filer-Constructed Technical Specifications	

Please note that there may be more than one URL or website to help you with a single task. For example, there are two URLs where you can change entity data and download the Filer Manual. Please be very careful in linking to the websites. Some are preceded by https: and you will not be allowed access to a secure site without this designator. You should use the Favorites feature built into Internet Explorer to store the URLs for the sites you use frequently.

3. INDEX TO FORMS

As a filer, you will first need to determine whether you must meet your filing obligation via EDGAR. The SEC Rules, particularly Regulation S-T, General Rules and Regulations for Electronic Filings, outline which filings are mandated as electronic. This means that they must be filed on EDGAR unless there is a case for Temporary or Permanent Hardship. (The rules for each form and hardship exemptions may differ, so please see the regulation for specific information.) Once you determine the form you need to file is electronic, then you need to identify the submission type to use. For each submission type, there are specific tools that you can use.

As the EDGAR system has evolved using new technologies, tools have been added, changed, and sometimes updated. There is no longer a single tool for preparing an EDGAR submission. Your guide to the tools is this index. The first index allows you to lookup EDGAR electronic submission types easily if all you know is the submission form type. Included in the last two columns is detailed information about the tools that are used to create and/or assemble the filing. The second index is easiest to use if you are more comfortable looking up your submission type by Act.

Before using the indexes, it is important to understand the difference between the Code of Federal Regulations (CFR) Form/Schedule/Rule column reference and the EDGAR Submission Type column. The index entries under the CFR Form/Schedule/Rule column refer to the titles of the actual Form, Schedule or Rule named in the CFR. The Submission Type refers to Form variations filers use on the electronic filing system to fulfill their filing obligation. For example, the paper Form 15 is implemented on EDGAR as a number of different submission types including: 15-12B, 15-12G, and 15-15D. The last three digits represent the sections of the 34 Act under which the filer is registered.

Using either Index, find the submission type, check that the description of the form matches your understanding of the purpose of the form, and identify the tool or template that should be used to create the form. The options in this column are EDGARLink and the corresponding templates, and OnlineForms. There is a section in this manual describing in detail each of these tools. Chapter 6 Preparing and Transmitting EDGARLink Submissions describes EDGARLink and Chapter 7 Preparing and Transmitting Online Submissions describes the EDGAR OnlineForms/XML Website. The column entitled Filer-Constructed Technical Specifications should only be used by filers who want to create their submissions without the use of EDGAR tools. These Technical Specifications are available on the SEC's Public Website. The Technical Specifications are delivered separately and are not part of the Filer Manual.

Note: In Section 3.1, for simplicity we include both the initial form and the associated amendment in the Submission Type column.

3.1 Alpha/Numeric

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
10-12B, 10-12B/A	Initial general form for registration of a class of securities pursuant to section 12(b)	EDGARLink Template 3	XFDL Technical Specification
10-12G, 10-12G/A	Initial general form for registration of a class of securities pursuant to section 12(g)	EDGARLink Template 3	XFDL Technical Specification
10-K, 10-K/A	Annual report pursuant to section 13 and 15(d)	EDGARLink Template 3	XFDL Technical Specification
10KSB, 10KSB/A	Optional form for annual and transition reports of small business issuers under section 13 or 15(d)	EDGARLink Template 3	XFDL Technical Specification
10-KT, 10-KT/A	Transition report pursuant to Rule 13a-10 or 15d-10	EDGARLink Template 3	XFDL Technical Specification
10-Q, 10-Q/A	Quarterly report pursuant to sections 13 or 15(d)	EDGARLink Template 3	XFDL Technical Specification
10QSB, 10QSB/A	Optional form for quarterly and transition reports of small business issuers under section 13 or 15(d)	EDGARLink Template 3	XFDL Technical Specification
10-QT, 10-QT/A	Transition report pursuant to Rule 13a-10 or 15d-10	EDGARLink Template 3	XFDL Technical Specification
10SB12B, 10SB12B/A	Form for initial registration of a class of securities for small business issuers pursuant to section 12(b)	EDGARLink Template 3	XFDL Technical Specification
10SB12G, 10SB12G/A	Form for initial registration of a class of securities for small business issuers pursuant to section 12(g)	EDGARLink Template 3	XFDL Technical Specification
11-K, 11-K/A	Annual report of employee stock purchase, savings and similar plans	EDGARLink Template 3	XFDL Technical Specification
11-KT, 11-KT/A	Transition report pursuant to rule 13a-10 or 15d-10	EDGARLink Template 3	XFDL Technical Specification
13F-HR, 13F-HR/A	Initial Quarterly Form 13F Holdings report filed by institutional managers	EDGARLink Template 3	XFDL Technical Specification
13F-NT, 13F-NT/A	Initial Quarterly Form 13F Notice Report filed by institutional managers	EDGARLink Template 3	XFDL Technical Specification
144, 144/A	Filing for proposed sale of securities under Rule 144	EDGARLink Template 2	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
15-12B, 15-12B/A	Notice of termination of registration of a class of securities under Section 12(b)	EDGARLink Template 3	XFDL Technical Specification
15-12G, 15-12G/A	Notice of termination of registration of a class of securities under Section 12(g)	EDGARLink Template 3	XFDL Technical Specification
15-15D, 15-15D/A	Notice of suspension of duty to file reports pursuant to Section 13 and 15(d) of the Act	EDGARLink Template 3	XFDL Technical Specification
18-12B, 18-12B/A	Form for initial registration of securities of foreign governments or political subdivisions pursuant to section 12(b)	EDGARLink Template 3	XFDL Technical Specification
18-12G, 18-12G/A	Form for initial registration of securities of foreign governments or political subdivisions thereof pursuant to section 12(g)	EDGARLink Template 3	XFDL Technical Specification
18-K, 18-K/A	Annual report for foreign governments and political subdivisions	EDGARLink Template 3	XFDL Technical Specification
20-F, 20-F/A	Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d)	EDGARLink Template 3	XFDL Technical Specification
20FR12B, 20FR12B/A	Form for initial registration of a class of securities of foreign private issuers pursuant to section 12(b)	EDGARLink Template 3	XFDL Technical Specification
20FR12G, 20FR12G/A	Form for initial registration of a class of securities of foreign private issuers pursuant to section 12(g)	EDGARLink Template 3	XFDL Technical Specification
24F-2NT, 24F-2NT /A	Rule 24F-2 notice filed on Form 24F-2	EDGARLink Template 1	XFDL Technical Specification
25, 25/A	Notification filed by issuer to voluntarily withdraw a class of securities from listing and registration on a national securities exchange	EDGARLink Template 3	XFDL Technical Specification
25-NSE, 25-NSE/A	Notification filed by national security exchange to report the removal from listing and registration of matured, redeemed or retired securities	Not yet available	Not yet available
3, 3/A	Initial statement of beneficial ownership of securities	OnlineForms	~~XML, Ver. 87~~Ownership XML Technical Specification
305B2, 305B2/A	Application for designation of a new trustee under the Trust Indenture Act	EDGARLink Template 3	XFDL Technical Specification
35-APP, 35-APP/A	Statement concerning proposed transaction for which no form of application is prescribed filed pursuant to Rule 20(e)	EDGARLink Template 3	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
35-CERT, 35-CERT/A	Certificate concerning terms and conditions filed pursuant to Rule 24	EDGARLink Template 3	XFDL Technical Specification
4, 4/A	Statement of changes in beneficial ownership of securities	OnlineForms	~~XML, Ver. 87~~Ownership XML Technical Specification
40-17F1, 40-17F1/A	Initial certificate of accounting of securities and similar investments in the custody of management investment companies filed pursuant to Rule 17f-1 of the Investment Company Act of 1940 filed on Form N-17F-1	EDGARLink Template 2	XFDL Technical Specification
40-17F2, 40-17F2/A	Initial certificate of accounting of securities and similar investments in the custody of management investment companies filed pursuant to Rule 17f-2 of the Investment Company Act of 1940 filed on Form N-17F-2	EDGARLink Template 2	XFDL Technical Specification
40-17G, 40-17G/A	Fidelity bond filed pursuant to Rule 17g-1(g)(1) of the Investment Company Act of 1940	EDGARLink Template 2	XFDL Technical Specification
40-17GCS, 40-17GCS/A	Filings of claim or settlement pursuant to rule 17g-1(g)(1)(2) or (3) of the Investment Company Act of 1940	EDGARLink Template 2	XFDL Technical Specification
40-24B2, 40-24B2/A	Filing of sales literature pursuant to Rule 24b-2 under the Investment Company Act of 1940	EDGARLink Template 2	XFDL Technical Specification
40-33, 40-33/A	Copies of all stockholder derivative actions filed with a court against an investment company or an affiliate thereof pursuant to Section 33 of the Investment Company Act of 1940	EDGARLink Template 2	XFDL Technical Specification
40-33, 40-33/A	Copies of all stockholder derivative actions filed with a court against an investment company or an affiliate thereof pursuant to Section 33 of the Investment Company Act of 1940	EDGARLink Template 2	XFDL Technical Specification
40-8B25	Document or report	EDGARLink Template 2	XFDL Technical Specification
40-8F-2, 40-8F-2/A	Initial application for deregistration pursuant to Investment Company Act Rule 0-2	EDGARLink Template 2	XFDL Technical Specification
40-F, 40-F/A	Annual reports filed by certain Canadian issuers pursuant to Section 15(d) and Rule 15d-4	EDGARLink Template 3	XFDL Technical Specification
40FR12B, 40FR12B/A	Registration of a class of securities of certain Canadian issuers pursuant to Section 12(b) of the 1934 Act	EDGARLink Template 3	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
40FR12G, 40FR12G/A	Registration of a class of securities of certain Canadian issuers pursuant to Section 12(g) of the 1934 Act	EDGARLink Template 3	XFDL Technical Specification
424A	Prospectus filed pursuant to Rule 424(a)	EDGARLink Template 3	XFDL Technical Specification
424B1	Prospectus filed pursuant to Rule 424(b)(1)	EDGARLink Template ~~3~~1	XFDL Technical Specification
424B2	Prospectus filed pursuant to Rule 424(b)(2)	EDGARLink Template ~~3~~1	XFDL Technical Specification
424B3	Prospectus filed pursuant to Rule 424(b)(3)	EDGARLink Template ~~3~~1	XFDL Technical Specification
424B4	Prospectus filed pursuant to Rule 424(b)(4)	EDGARLink Template ~~3~~1	XFDL Technical Specification
424B5	Prospectus filed pursuant to Rule 424(b)(5)	EDGARLink Template ~~3~~1	XFDL Technical Specification
424B7	Prospectus filed pursuant to Rule 424(b)(7)	EDGARLink Template ~~3~~1	XFDL Technical Specification
424B8	Prospectus filed pursuant to Rule 424(b)(8) Note: Effective 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
425	Filing under Securities Act Rule 425 of certain prospectuses and communications in connection with business combination transactions	EDGARLink Template 2	XFDL Technical Specification
45B-3, 45B-3/A	Transitional statement concerning extensions of credit filed pursuant to Rule 45(b)(3)	EDGARLink Template 2	XFDL Technical Specification
485APOS	Post-effective amendment filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	EDGARLink Template 3	XFDL Technical Specification
485BPOS	Post-effective amendment filed pursuant to Securities Act Rule 485(b) (this filing cannot be submitted as a 1940 Act only filing)	EDGARLink Template 3	XFDL Technical Specification
485BXT	Post-effective amendment filed pursuant to Securities Act Rule 485(b)(1)(iii) to designate a new effective date for a post-effective amendment previously filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	EDGARLink Template 3	XFDL Technical Specification
486APOS	Post-effective amendment to filing filed pursuant to Securities Act Rule 486(a)	EDGARLink Template 3	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
486BPOS	Post-effective amendment to filing filed pursuant to Securities Act Rule 486(b)	EDGARLink Template 3	XFDL Technical Specification
487	Pre-effective pricing amendment filed pursuant to Securities Act Rule 487	EDGARLink Template 1	XFDL Technical Specification
497	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	EDGARLink Template 3	XFDL Technical Specification
497AD	Filing by certain investment companies of Securities Act Rule 482 advertising in accordance with Securities Act Rule 497 and the Note to Rule 482(c)	EDGARLink Template 3	XFDL Technical Specification
497H2	Filings made pursuant to Rule 497(h)(2)	EDGARLink Template 3	XFDL Technical Specification
497J	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	EDGARLink Template 3	XFDL Technical Specification
497K1	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(i)	EDGARLink Template 3	XFDL Technical Specification
497K2	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(ii)	EDGARLink Template 3	XFDL Technical Specification
497K3A	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(iii)(A)	EDGARLink Template 3	XFDL Technical Specification
497K3B	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(iii)(B)	EDGARLink Template 3	XFDL Technical Specification
5, 5/A	Annual statement of changes in beneficial ownership of securities	OnlineForms	~~XML, Ver. 87~~Ownership XML Technical Specification
6-K, 6-K/A	Current report of foreign issuer pursuant to Rules 13a-16 and 15d-16Amendments	EDGARLink Template 3	XFDL Technical Specification
8-A12B, 8-A12B/A	Form for the registration / listing of a class of securities on a national securities exchange pursuant to section 12(b)	EDGARLink Template 3	XFDL Technical Specification
8-A12G, 8-A12G/A	Form for registration of a class of securities pursuant to section 12(g)	EDGARLink Template 3	XFDL Technical Specification
8-K, 8-K/A	Current report filing	EDGARLink Template 3	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
8-K12B, 8-K12B/A	Notification that a class of securities of successor issuer is deemed to be registered pursuant to section 12(b)	EDGARLink Template 3	XFDL Technical Specification
8-K12G3, 8-K12G3/A	Notification that a class of securities of successor issuer is deemed to be registered pursuant to section 12(g)	EDGARLink Template 3	XFDL Technical Specification
8-K15D5, 8-K15D5/A	Notification of assumption of duty to report by successor issue under section 15(d)	EDGARLink Template 3	XFDL Technical Specification
ANNLRPT, ANNLRPT/A	Periodic Development Bank filing, submitted annually	EDGARLink Template 2	XFDL Technical Specification
ARS, ARS/A	Annual report to security holders	EDGARLink Template 3	XFDL Technical Specification
AW	Withdrawal of amendment to a registration statement filed under the Securities Act	EDGARLink Template 3	XFDL Technical Specification
AW WD	Withdrawal of a request for withdrawal of an amendment to a registration statement	EDGARLink Template 1	XFDL Technical Specification
CB, CB/A	Notification form filed in connection with certain tender offers, business combinations and rights offerings, in which the subject company is a foreign private issuer of which less than 10% of its securities are held by U.S. persons	EDGARLink Template 2	XFDL Technical Specification
CORRESP	A correspondence can be sent as a document with another submission type or can be sent as a separate submission.	EDGARLink Template 4	XFDL Technical Specification
DEF 14A	Definitive proxy statements	EDGARLink Template 2	XFDL Technical Specification
DEF 14C	Definitive information statements	EDGARLink Template 2	XFDL Technical Specification
DEFA14C	Definitive additional information statement materials including Rule 14(a)(12) material	EDGARLink Template 2	XFDL Technical Specification
DEFC14A	Definitive proxy statement in connection with contested solicitations	EDGARLink Template 2	XFDL Technical Specification
DEFC14C	Definitive information statement - contested solicitations	EDGARLink Template 2	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
DEFM14A	Definitive proxy statement relating to merger or acquisition	EDGARLink Template 2	XFDL Technical Specification
DEFM14C	Definitive information statement relating to merger or acquisition	EDGARLink Template 2	XFDL Technical Specification
DEFN14A	Definitive proxy statement filed by non management	EDGARLink Template 2	XFDL Technical Specification
DEFR14A	Definitive revised proxy soliciting materials	EDGARLink Template 2	XFDL Technical Specification
DEFR14C	Definitive revised information statement materials	EDGARLink Template 2	XFDL Technical Specification
DEL AM	Separately filed delaying amendment under Securities Act Rule 473 to delay effectiveness of a 1933 Act registration statement	EDGARLink Template 3	XFDL Technical Specification
DFAN14A	Definitive additional proxy soliciting materials filed by non-management including Rule 14(a)(12) material	EDGARLink Template 2	XFDL Technical Specification
DFRN14A	Revised definitive proxy statement filed by non-management	EDGARLink Template 2	XFDL Technical Specification
DSTRBRPT, DSTRBRPT/A	Distribution of primary obligations Development Bank report	EDGARLink Template 2	XFDL Technical Specification
F-1, F-1/A	Registration statement for securities of certain foreign private issuers	EDGARLink Template 1	XFDL Technical Specification
F-10, F-10/A	Registration statement for securities of certain Canadian issuers under the Securities Act of 1933	EDGARLink Template 1	XFDL Technical Specification
F-10EF	Auto effective registration statement for securities of certain Canadian issuers under the Securities Act of 1933	EDGARLink Template 1	XFDL Technical Specification
F-10POS	Post-effective amendment to a F-10EF registration	EDGARLink Template 1	XFDL Technical Specification
F-1MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F-1	EDGARLink Template 1	XFDL Technical Specification
F-2, F-2/A	Registration statement for securities of certain foreign private issuers Note: Rescinded 12/1/2005	EDGARLink Template 1	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
F-2D	Registration statement of securities of certain foreign private issuers issued under dividend or interest re-investment plans Note: Rescinded 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
F-2DPOS	Post-effective amendment to a F-2D registration Note: Rescinded 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
F-2MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F 2 Note: Rescinded 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
F-3, F-3/A	Registration statement for specified transactions by certain foreign private issuers	EDGARLink Template 1	XFDL Technical Specification
F-3ASR	Automatic shelf registration statement of securities of well-known seasoned issuers Note: Effective 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
F-3D	Registration statement for dividend or interest reinvestment plan securities of foreign private issuers	EDGARLink Template 1	XFDL Technical Specification
F-3DPOS	Post-Effective amendment to a F-3D registration	EDGARLink Template 1	XFDL Technical Specification
F-3MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F 3	EDGARLink Template 1	XFDL Technical Specification
F-4 POS	Post-effective amendment to a F-4 registration	EDGARLink Template 1	XFDL Technical Specification
F-4, F-4/A	Registration statement for securities issued by foreign private issuers in certain business combination transactions	EDGARLink Template 1	XFDL Technical Specification
F-4EF, F-4EF/A	Auto effective registration statement for securities by certain foreign private issuers in connection with certain business combination transactions	EDGARLink Template 1	XFDL Technical Specification
F-4MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F 4	EDGARLink Template 1	XFDL Technical Specification
F-6 POS	Post-effective amendment to a F-6EF registration	EDGARLink Template 1	XFDL Technical Specification
F-6, F-6/A	Registration statement for American Depositary Receipts representing securities of certain foreign private issuers	EDGARLink Template 1	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
F-6EF	Auto effective registration statement for American Depositary Receipts representing securities of certain foreign private issuers	EDGARLink Template 1	XFDL Technical Specification
F-7 POS	Post-effective amendment to a F-7 registration	EDGARLink Template 1	XFDL Technical Specification
F-7, F-7/A	Registration statement for securities of certain Canadian issuers offered for cash upon the exercise of rights granted to existing security holders under the Securities Act of 1933	EDGARLink Template 1	XFDL Technical Specification
F-8 POS	Post-effective amendment to a F-8 registration	EDGARLink Template 1	XFDL Technical Specification
F-8, F-8/A	Registration statement for securities of certain Canadian issuers to be issued in exchange offers or a business combination under the Securities Act of 1933	EDGARLink Template 1	XFDL Technical Specification
F-80, F-80/A	Registration of securities of certain Canadian issuers to be issued in exchange offers or a business combination under the Securities Act of 1933	EDGARLink Template 1	XFDL Technical Specification
F-80POS	Post-effective amendment to a F-80 registration	EDGARLink Template 1	XFDL Technical Specification
F-9 POS	Post-effective amendment to a F-9EF registration	EDGARLink Template 1	XFDL Technical Specification
F-9, F-9/A	Registration of securities of certain investment grade debt or investment grade preferred securities of certain Canadian issuers under the Securities Act of 1933	EDGARLink Template 1	XFDL Technical Specification
F-9EF	Auto effective registration of securities of certain investment grade debt or investment grade preferred securities of certain Canadian issuers under the Securities Act of 1933	EDGARLink Template 1	XFDL Technical Specification
F-N, F-N/A	Notification of the appointment of an agent for service by certain foreign institutions	EDGARLink Template 2	XFDL Technical Specification
FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses Note: Effective 12/1/2005	EDGARLink Template 2	XFDL Technical Specification
F-X, F-X/A	For appointment of agent for service of process by issuers registering securities	EDGARLink Template 2	XFDL Technical Specification
N-1, N-1/A	Initial registration statement filed on Form N-1 for open-end management investment companies.	EDGARLink Template 1	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
N-14 8C, N-14 8C/A	Initial registration statement filed on Form N-14 by closed-end investment company (business combinations)	EDGARLink Template 1	XFDL Technical Specification
N-14, N-14/A	Initial registration statement filed on Form N-14 for open-end investment company (business combinations)	EDGARLink Template 1	XFDL Technical Specification
N-14AE, N-14AE/A	Initial registration statement field on Form N-14 by open-end investment company with automatic effectiveness under Rule 488 (business combinations)	EDGARLink Template 1	XFDL Technical Specification
N-14MEF	A new registration statement filed on Form N-14 by closed end investment companies filed under Securities Act Rule 462(b) of up to an additional 20% of securities for an offering that was registered on Form N-14	EDGARLink Template 1	XFDL Technical Specification
N-18F1, N-18F1/A	Initial notification of election pursuant to Rule 18f-1 filed on Form N-18F-1	EDGARLink Template 2	XFDL Technical Specification
N-1A, N-1A/A	Initial registration statement filed on Form N-1A for open-end management investment companies	EDGARLink Template 1	XFDL Technical Specification
N-2, N-2/A	Initial filing of a registration statement on Form N-2 for closed-end investment companies.	EDGARLink Template 1	XFDL Technical Specification
N-23C-2, N-23C-2/A	Notice by closed-end investment companies of intention to call or redeem their own securities under Investment Company Act Rule 23c-2	EDGARLink Template 2	XFDL Technical Specification
N-23C3A, N-23C3A/A	Notification of periodic repurchase offer Filed pursuant to Rule 23c-3(b) only	EDGARLink Template 2	XFDL Technical Specification
N-23C3B, N-23C3B/A	Filing pursuant to Rule 23c-3(c) only on Form N-23C-3	EDGARLink Template 2	XFDL Technical Specification
N-23C3C, N-23C3C/A	Filing pursuant to Rule 23c-3(b) and (c) on Form N-23C-3	EDGARLink Template 2	XFDL Technical Specification
N-27D-1, N-27D-1/A	Accounting for segregated trust accounts on Form N-27D-1	EDGARLink Template 2	XFDL Technical Specification
N-2MEF	A new registration statement on Form N-2 filed under Securities Act Rule 462(b) by closed-end investment companies of up to an additional 20% of securities for an offering that was registered on Form N-2	EDGARLink Template 1	XFDL Technical Specification
N-3, N-3/A	Initial registration statement on Form N-3 for separate accounts (management investment companies)	EDGARLink Template 1	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
N-30B-2	Periodic and interim reports mailed to investment company shareholders (other than annual and semi-annual reports mailed to shareholders pursuant to Rule 30e-1)	EDGARLink Template 3	XFDL Technical Specification
N-30D, N-30D/A	Initial annual and semi-annual reports mailed to investment company shareholders pursuant to Rule 30e-1 (other than those required to be submitted as part of Form N-CSR)	EDGARLink Template 3	XFDL Technical Specification
N-4, N-4/A	Initial registration statement on Form N-4 for separate accounts (unit investment trusts)	EDGARLink Template 1	XFDL Technical Specification
N-5, N-5/A	Registration statement for small business investment companies	EDGARLink Template 1	XFDL Technical Specification
N-54A, N-54A/A	Notification of election by business development companies filed on Form N-54A	EDGARLink Template 2	XFDL Technical Specification
N-54C, N-54C/A	Notification of withdrawal by business development companies filed on Form N-54C	EDGARLink Template 2	XFDL Technical Specification
N-6, N-6/A	Registration statement for separate accounts (unit investment trusts)	EDGARLink Template 1	XFDL Technical Specification
N-6F, N-6F/A	Notice of intent by business development companies to elect to be subject to Sections 55 through 65 of the 1940 Act filed on Form N-6F	EDGARLink Template 2	XFDL Technical Specification
N-8A, N-8A/A	Initial notification of registration under section 8(a) filed on Form N-8A	EDGARLink Template 2	XFDL Technical Specification
N-8B-2, N-8B-2/A	Initial registration statement for unit investment trusts filed on Form N-8B-2	EDGARLink Template 2	XFDL Technical Specification
N-8B-3, N-8B-3/A	Initial registration statement for periodic payment plans filed on Form N-8B-3	EDGARLink Template 2	XFDL Technical Specification
N-8B-4, N-8B-4/A	Initial registration statement for face-amount certificate companies filed on Form N-8B-4	EDGARLink Template 2	XFDL Technical Specification
N-8F, N-8F/A	Application for deregistration made on Form N-8F	EDGARLink Template 2	XFDL Technical Specification
N-CSR, N-CSR/A	Certified annual shareholder report of registered management investment companies filed on Form N-CSR	EDGARLink Template 3	XFDL Technical Specification
N-CSRS, N-CSRS/A	Certified semi-annual shareholder report of registered management investment companies filed on Form N-CSR	EDGARLink Template 3	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
N-PX, N-PX/A	Annual Report of Proxy Voting Record of Registered Management Investment Companies filed on Form N-PX	EDGARLink Template 3	XFDL Technical Specification
N-Q, N-Q/A	Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company filed on Form N-Q	EDGARLink Template 3	XFDL Technical Specification
NSAR-A, NSAR-A/A	Semi-annual report for management companies filed on Form N-SAR	EDGARLink Template 3	XFDL Technical Specification
NSAR-AT, NSAR-AT/A	Transitional semi-annual report filed on Form N-SAR	EDGARLink Template 3	XFDL Technical Specification
NSAR-B, NSAR-B/A	Annual report for management companies filed on Form N-SAR	EDGARLink Template 3	XFDL Technical Specification
NSAR-BT, NSAR-BT/A	Transitional annual report filed on Form N-SAR	EDGARLink Template 3	XFDL Technical Specification
NSAR-U, NSAR-U/A	Annual report for unit investment trusts filed on Form N-SAR	EDGARLink Template 3	XFDL Technical Specification
NT 10-K, NT 10-K/A	Notice under Rule 12b25 of inability to timely file all or part of a Form 10-K, 10-KSB, or 10-KT	EDGARLink Template 3	XFDL Technical Specification
NT 10-D, NT 10-D/A	Notice under Rule 12b25 of inability to timely file all or part of a Form 10-D	EDGARLink Template 3	XFDL Technical Specification
NT 10-Q, NT 10-Q/A	Notice under Rule 12b25 of inability to timely file all or part of a form 10-Q or 10-QSB	EDGARLink Template 3	XFDL Technical Specification
NT 11-K, NT 11-K/A	Notice under Rule 12b25 of inability to timely file all or part of a form 11-K	EDGARLink Template 3	XFDL Technical Specification
NT 15D2, NT 15D2/A	Notice under Rule 12b25 of inability to timely file a special report pursuant to section 15d-2	EDGARLink Template 3	XFDL Technical Specification
NT 20-F, NT 20-F/A	Notice under Rule 12b25 of inability to timely file all or part of an annual report of form 20-F	EDGARLink Template 3	XFDL Technical Specification
NT-NCSR, NT-NCSR/A	Notice under Exchange Act Rule 12b-25 of inability to timely file Form N-CSR (annual or semi-annual report)	EDGARLink Template 3	XFDL Technical Specification
NT-NSAR, NT-NSAR/A	Notice under Exchange Act Rule 12b-25 of inability to timely file Form N-SAR	EDGARLink Template 3	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
POS 8C	Post-effective amendment filed under the 1933 Act only or under both the 1933 and 1940 Acts pursuant to Section 8(c) of the 1933 Act by closed-end investment companies (this filing cannot be submitted as a 1940 Act only filing)	EDGARLink Template 3	XFDL Technical Specification
POS AM	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	EDGARLink Template 1	XFDL Technical Specification
POS AMC	Post-effective amendment to an application or declaration under the Public Utility Holding Act	EDGARLink Template 3	XFDL Technical Specification
POS AMI	Post-effective amendment (for filings made under the1940 Act only)	EDGARLink Template 3	XFDL Technical Specification
POSASR	Post-effective Amendment to an automatic shelf registration statement on Form S-3ASR or Form F-3ASR Note: Effective 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
POS EX	Post-effective amendment filed solely to add exhibits to a registration statement	EDGARLink Template 3	XFDL Technical Specification
POS462B	Post-effective amendment to Securities Act Rule 462(b) registration statement	EDGARLink Template 3	XFDL Technical Specification
POS462C	Post-effective amendment to a registration statement filed under Rule 462(c)	EDGARLink Template 3	XFDL Technical Specification
PRE 14A	Preliminary proxy statement not related to a contested matter or merger / acquisition	EDGARLink Template 2	XFDL Technical Specification
PRE 14C	Preliminary information statement not related to a contested matter or merger/acquisition	EDGARLink Template 2	XFDL Technical Specification
PREC14A	Preliminary proxy statement in connection with contested solicitations	EDGARLink Template 2	XFDL Technical Specification
PREC14C	Preliminary information statements - contested solicitations	EDGARLink Template 2	XFDL Technical Specification
PREM14A	Preliminary proxy statements relating to merger or acquisition	EDGARLink Template 2	XFDL Technical Specification
PREM14C	Preliminary information statements relating to merger or acquisition	EDGARLink Template 2	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
PREN14A	Preliminary proxy statement filed by non-management	EDGARLink Template 2	XFDL Technical Specification
PRER14A	Preliminary revised proxy soliciting materials	EDGARLink Template 2	XFDL Technical Specification
PRER14C	Preliminary revised information statements	EDGARLink Template 2	XFDL Technical Specification
PRRN14A	Revised preliminary proxy statement filed by non-management	EDGARLink Template 2	XFDL Technical Specification
PX14A6G	Notice of exempt solicitation	EDGARLink Template 2	XFDL Technical Specification
PX14A6N	Notice of exempt solicitation for the purpose of determining whether to solicit proxies, consents, or authorizations in opposition to a proposed roll-up transaction filed pursuant to Rule 14a6(g) of the Securities Exchange Act of 1934	EDGARLink Template 2	XFDL Technical Specification
QRTLYRPT, QRTLYRPT/A	Periodic Development Bank filing, submitted quarterly	EDGARLink Template 2	XFDL Technical Specification
RW	Registration Withdrawal Request	EDGARLink Template 3	XFDL Technical Specification
RW WD	Withdrawal of a Registration Withdrawal Request	EDGARLink Template 1	XFDL Technical Specification
S-1, S-1/A	General form of registration statement for all companies including face-amount certificate companies	EDGARLink Template 1	XFDL Technical Specification
S-11, S-11/A	Registration statement for securities to be issued by real estate companies	EDGARLink Template 1	XFDL Technical Specification
S-11MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S 11	EDGARLink Template 1	XFDL Technical Specification
S-1MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S 1	EDGARLink Template 1	XFDL Technical Specification
S-2, S-2/A	Registration of securities of certain issuers Note: Rescinded 12/1/2005	EDGARLink Template 1	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
S-20, S-20/A	Registration statement for standardized options	EDGARLink Template 1	XFDL Technical Specification
S-2MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S 2 Note: Rescinded 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
S-3, S-3/A	Registration statement for specified transactions by certain issuers	EDGARLink Template 1	XFDL Technical Specification
S-3ASR	Automatic shelf registration statement of securities of well-known seasoned issuers Note: Effective 12/1/2005	EDGARLink Template 1	XFDL Technical Specification
S-3D	Automatically effective registration statement for securities issued pursuant to dividend or interest reinvestment plans	EDGARLink Template 1	XFDL Technical Specification
S-3DPOS	Post-effective amendment to a S-3D registration statement	EDGARLink Template 1	XFDL Technical Specification
S-3MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S 3	EDGARLink Template 1	XFDL Technical Specification
S-4 POS	Post-effective amendment to a S-4EF registration statement	EDGARLink Template 1	XFDL Technical Specification
S-4, S-4/A	Registration of securities issued in business combination transactions	EDGARLink Template 1	XFDL Technical Specification
S-4EF, S-4EF/A	Auto effective registration statement for securities issued in connection with the formation of a bank or savings and loan holding company in compliance with General Instruction G	EDGARLink Template 1	XFDL Technical Specification
S-4MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-4	EDGARLink Template 1	XFDL Technical Specification
S-6, S-6/A	Initial registration statement filed on Form S-6 for unit investment trusts	EDGARLink Template 1	XFDL Technical Specification
S-8	Initial registration statement for securities to be offered to employees pursuant to employee benefit plans	EDGARLink Template 1	XFDL Technical Specification
S-8 POS	Post-effective amendment to a S-8 registration statement	EDGARLink Template 1	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
S-B, S-B/A	Registration statement for securities of foreign governments and subdivisions thereof under the Securities Act of 1933 (Schedule B)	EDGARLink Template 1	XFDL Technical Specification
SB-1, SB-1/A	Optional form for the initial registration of securities to be sold to the public by small business issuers	EDGARLink Template 1	XFDL Technical Specification
SB-1MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form SB-1	EDGARLink Template 1	XFDL Technical Specification
SB-2, SB-2/A	Optional form for the registration of securities to be sold to the public by small business issuers	EDGARLink Template 1	XFDL Technical Specification
SB-2MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form SB 2	EDGARLink Template 1	XFDL Technical Specification
S-BMEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-B	EDGARLink Template 1	XFDL Technical Specification
SC 13D, SC 13D/A	Schedule filed to report acquisition of beneficial ownership of 5% or more of a class of equity securities	EDGARLink Template 2	XFDL Technical Specification
SC 13E1, SC 13E1/A	Schedule 13-E1 statement of issuer required by Rule 13e-1	EDGARLink Template 2	XFDL Technical Specification
SC 13E3, SC 13E3/A	Schedule filed to report going private transactions	EDGARLink Template 2	XFDL Technical Specification
SC 13G, SC 13G/A	Schedule filed to report acquisition of beneficial ownership of 5% or more of a class of equity securities by passive investors and certain institutions	EDGARLink Template 2	XFDL Technical Specification
SC 14D9, SC 14D9/A	Tender offer solicitation / recommendation statements filed under Rule 14d-9	EDGARLink Template 2	XFDL Technical Specification
SC 14F1, SC 14F1/A	Statement regarding change in majority of directors pursuant to Rule 14f-1	EDGARLink Template 2	XFDL Technical Specification
SC TO-C	Written communication relating to an issuer or third party tender offer	EDGARLink Template 2	XFDL Technical Specification
SC TO-I, SC TO-I/A	Issuer tender offer statement	EDGARLink Template 2	XFDL Technical Specification
SC TO-T, SC TO-T/A	Third party tender offer statement	EDGARLink Template 2	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
SC13E4F, SC13E4F/A	Issuer tender offer statement filed pursuant to Rule 13(e)(4) by foreign issuers	EDGARLink Template 2	XFDL Technical Specification
SC14D1F, SC14D1F/A	Third party tender offer statement filed pursuant to Rule 14d-1(b) by foreign issuers	EDGARLink Template 2	XFDL Technical Specification
SC14D9C	Written communication by the subject company relating to a third party tender offer	EDGARLink Template 2	XFDL Technical Specification
SC14D9F, SC14D9F/A	Solicitation/recommendation statement pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 and Rules 14d-1(b) and 14e-2(c) by foreign issuers	EDGARLink Template 2	XFDL Technical Specification
SP 15D2, SP 15D2/A	Special Financial Report filed under Rule 15d-2	EDGARLink Template 3	XFDL Technical Specification
SUPPL	Voluntary supplemental material filed pursuant to Section 11(a) of the Securities Act of 1933 by foreign issuers	EDGARLink Template 2	XFDL Technical Specification
T-1, T-2	Note - 'Submission types' T-1 and T-2 are not used as stand-alone submission types on the EDGAR system. They are filed as EX-25 to registration statements.		
T-3, T-3/A	Initial application for qualification of trust indentures	EDGARLink Template 1	XFDL Technical Specification
T-6, T-6/A	Application for determination of eligibility of a foreign person to act as institutional trustee filed pursuant to Section 310(a)(1) of the Trust Indenture Act of 1939	EDGARLink Template 1	XFDL Technical Specification
U-1,U-1/A	Application or declaration under the act	EDGARLink Template 3	XFDL Technical Specification
U-12-IA, U-12-IA/A	Statement pursuant to section 12(i) of the Act by person employed or retained by a registered holding company or a subsidiary thereof	EDGARLink Template 2	XFDL Technical Specification
U-12-IB, U-12-IB/A	Three-year statement pursuant to section 12(i) of the Act by person regularly employed or retained by a registered holding company or a subsidiary thereof	EDGARLink Template 2	XFDL Technical Specification
U-13-1, U-13-1/A	Application for approval of mutual service company filed pursuant to Rule 88	EDGARLink Template 3	XFDL Technical Specification
U-13-60, U-13-60/A	Annual report for mutual and subsidiary service companies filed pursuant to Rule 94	EDGARLink Template 3	XFDL Technical Specification

Submission Type	Description	Tool/ Template Number	Filer-Constructed Form Spec.
U-13E-I, U-13E-I/A	Report by affiliate service companies or independent service companies filed pursuant to Rule 95	EDGARLink Template 2	XFDL Technical Specification
U-33-S, U-33-S/A	Annual report Concerning Foreign Utility Companies pursuant to Section 33(e) of the Act	EDGARLink Template 3	XFDL Technical Specification
U-3A-2, U-3A-2/A	Statement by holding company claiming exemption from provisions of the act pursuant to Rule 2	EDGARLink Template 3	XFDL Technical Specification
U-3A3-1, U-3A3-1/A	Twelve-month statement by bank claiming exemption from provisions of the act pursuant to Rule 3	EDGARLink Template 3	XFDL Technical Specification
U-57, U-57/A	Notification of Foreign Utility Company Status under Section 33(a)(2) of the Act	EDGARLink Template 2	XFDL Technical Specification
U5A, U5A/A	Notification of registration filed under section 5(a) of the act	EDGARLink Template 3	XFDL Technical Specification
U5B, U5B/A	Registration statement filed under section 5 of the act	EDGARLink Template 3	XFDL Technical Specification
U5S, U5S/A	Annual report for holding companies registered pursuant to section 5 of the act	EDGARLink Template 3	XFDL Technical Specification
U-6B-2, U-6B-2/A	Certificate of notification of security issue, renewal or guaranty filed pursuant to Rule 20(d)	EDGARLink Template 3	XFDL Technical Specification
U-7D, U-7D/A	Certificate concerning lease of a utility facility filed pursuant to Rule 7(d)	EDGARLink Template 2	XFDL Technical Specification
U-9C-3, U-9C-3/A	Quarterly report concerning energy and gas-related companies pursuant to Rule 58 of the Act	EDGARLink Template 3	XFDL Technical Specification
UNDER, UNDER/A	Initial undertaking to file reports	EDGARLink Template 3	XFDL Technical Specification
U-R-1, U-R-1/A	Declaration as to solicitations filed pursuant to Rule 62	EDGARLink Template 3	XFDL Technical Specification

3.2 Electronic Form Types by Act

This index will allow you to use the filing type to identify the EDGAR submission type and finally the tool or template you can use to either create or assemble the filing. Each of the tools and templates are covered in detail in separate sections of this document. The final column should only be used by filers or software developers who construct filings outside of the SEC

supplied tools. Versions of the EDGARLink templates and software are found on the EDGAR Filing Website. Filer-Constructed Technical Specifications are available on the SEC's Public Website. Please refer to these sites to determine if your version of the tool, template, or document is correct. Tools, templates, and documents will no longer be marked with a version number relating to a software release. Since tools may be specific to submission types that may not change for many numbers of releases, each tool, template and manual will carry its own release version. The website pages where you download the documentation or software will help you determine the correct version. You should always check the version before filing.

Issuers are advised that filings with the submission types listed below will receive a "Filing Date" identical to the EDGAR "Received Date" even if received after 5:30 p.m. Eastern time, which is different than normal filings. In addition these filings will be disseminated until 10:00 p.m. Eastern time. Normally filings received after 5:30 p.m. Eastern time will receive a filing date of the next business day and will not be disseminated until the next business day.

The following submission types will receive a filing date identical to the EDGAR "Received Date" and will be disseminated until 10:00 p.m. Eastern time:

3	3/A	4	4/A
5	5/A	F-1MEF	F-2MEF
F-3MEF	F-4MEF	N-14MEF	N-2MEF
POS462B	S-11MEF	S-1MEF	S-2MEF
S-3MEF	S-4MEF	SB-1MEF	SB-2MEF
S-BMEF			

You should send any fee payment made for the above registration statements to the Commission's lockbox. Additionally, you should submit any fee payment certification that you are making for the above-listed submission types, pursuant to Rule 111(b), using the "CORRESP" submission type.

Electronic Form Types by Act
List of Tables

Table 3-1: Securities Act Submission Types Accepted by EDGAR

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
F-1	Registration statement for securities of certain foreign private issuers	F-1	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-1/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not automatically immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
F-1MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F—1	F-1MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
F-2	Registration statement for securities of certain foreign private issuers Note: Rescinded 12/1/2005	F-2	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment Note: Rescinded 12/1/2005	F-2/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not automatically immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
	Registration statement of securities of certain foreign private issuers issued under dividend or interest re-investment plans Note: Rescinded 12/1/2005	F-2D	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a F-2D registration Note: Rescinded 12/1/2005	F-2DPOS	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
F-2MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F-2 Note: Rescinded 12/1/2005	F-2MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
F-3	Registration statement for specified transactions by certain foreign private issuers	F-3	EDGARLink Template 1	XFDL Technical Specification
	Pre-Effective amendment	F-3/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
	Automatic shelf registration statement of securities of well-known seasoned issuers Note: Effective 12/1/2005	F-3ASR	EDGARLink Template 1	XFDL Technical Specification
	Post-effective Amendment to an automatic shelf registration statement on Form S-3ASR or Form F-3ASR Note: Effective 12/1/2005	POSASR	EDGARLink Template 1	XFDL Technical Specification
	Registration statement for dividend or interest reinvestment plan securities of foreign private issuers	F-3D	EDGARLink Template 1	XFDL Technical Specification
	Post-Effective amendment to a F-3D registration	F-3DPOS	EDGARLink Template 1	XFDL Technical Specification
F-3MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F-3	F-3MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
F-4	Registration statement for securities issued by foreign private issuers in certain business combination transactions	F-4	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-4/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
	Auto effective registration statement for securities by certain foreign private issuers in connection with certain business combination transactions	F-4EF	EDGARLink Template 1	XFDL Technical Specification
	Amendment	F-4EF/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a F-4 registration	F-4 POS	EDGARLink Template 1	XFDL Technical Specification
F-4MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form F-4	F-4MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
F-6	Registration statement for American Depositary Receipts representing securities of certain foreign private issuers	F-6	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-6/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Auto effective registration statement for American Depositary Receipts representing securities of certain foreign private issuers	F-6EF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a F-6EF registration	F-6 POS	EDGARLink Template 1	XFDL Technical Specification
F-7	Registration statement for securities of certain Canadian issuers offered for cash upon the exercise of rights granted to existing security holders under the Securities Act of 1933	F-7	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-7/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a F-7 registration	F-7 POS	EDGARLink Template 1	XFDL Technical Specification
F-8	Registration statement for securities of certain Canadian issuers to be issued in exchange offers or a business combination under the Securities Act of 1933	F-8	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-8/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a F-8 registration	F-8 POS	EDGARLink Template 1	XFDL Technical Specification
F-9	Registration of securities of certain investment grade debt or investment grade preferred securities of certain Canadian issuers under the Securities Act of 1933	F-9	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-9/A	EDGARLink Template 1	XFDL Technical Specification
	Auto effective registration of securities of certain investment grade debt or investment grade preferred securities of certain Canadian issuers under the Securities Act of 1933	F-9EF	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Post-effective amendment to a F-9EF registration	F-9 POS	EDGARLink Template 1	XFDL Technical Specification
F-10	Registration statement for securities of certain Canadian issuers under the Securities Act of 1933	F-10	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-10/A	EDGARLink Template 1	XFDL Technical Specification
	Auto effective registration statement for securities of certain Canadian issuers under the Securities Act of 1933	F-10EF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a F-10EF registration	F-10POS	EDGARLink Template 1	XFDL Technical Specification
F-80	Registration of securities of certain Canadian issuers to be issued in exchange offers or a business combination under the Securities Act of 1933	F-80	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	F-80/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a F-80 registration	F-80POS	EDGARLink Template 1	XFDL Technical Specification
S-1	General form of registration statement for all companies including face-amount certificate companies	S-1	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-1/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
S-1MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-1	S-1MEF	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
S-2	Registration of securities of certain issuers Note: Rescinded 12/1/2005	S-2	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment Note: Rescinded 12/1/2005	S-2/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
S-2MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-2 Note: Rescinded 12/1/2005	S-2MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
S-3	Registration statement for specified transactions by certain issuers	S-3	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-3/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
	Automatic shelf registration statement of securities of well-known seasoned issuers Note: Effective 12/1/2005	S-3ASR	EDGARLink Template 1	XFDL Technical Specification
	Post-effective Amendment to an automatic shelf registration statement on Form S-3ASR or Form F-3ASR Note: Effective 12/1/2005	POSASR	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Automatically effective registration statement for securities issued pursuant to dividend or interest reinvestment plans	S-3D	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a S-3D registration statement	S-3DPOS	EDGARLink Template 1	XFDL Technical Specification
S-3MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-3	S-3MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
S-4	Registration of securities issued in business combination transactions	S-4	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-4/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
	Auto effective registration statement for securities issued in connection with the formation of a bank or savings and loan holding company in compliance with General Instruction G	S-4EF	EDGARLink Template 1	XFDL Technical Specification
	Amendment	S-4EF/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a S-4EF registration statement	S-4 POS	EDGARLink Template 1	XFDL Technical Specification
S-4MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-4	S-4MEF	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
S-8	Initial registration statement for securities to be offered to employees pursuant to employee benefit plans	S-8	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a S-8 registration statement	S-8 POS	EDGARLink Template 1	XFDL Technical Specification
S-11	Registration statement for securities to be issued by real estate companies	S-11	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-11/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
S-11MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-11	S-11MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
S-20	Registration statement for standardized options	S-20	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-20/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
S-B	Registration statement for securities of foreign governments and subdivisions thereof under the Securities Act of 1933 (Schedule B)	S-B	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-B/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
S-BMEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form S-B	S-BMEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
SB-1	Optional form for the initial registration of securities to be sold to the public by small business issuers	SB-1	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	SB-1/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
SB-1MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form SB-1	SB-1MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
SB-2	Optional form for the registration of securities to be sold to the public by small business issuers	SB-2	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	SB-2/A	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
SB-2MEF	A new registration statement filed under Rule 462(b) to add securities to a prior related effective registration statement filed on Form SB-2	SB-2MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
POS462C	Post-effective amendment to a registration statement filed under Rule 462(c)	POS462C	EDGARLink Template 3	XFDL Technical Specification
POS EX	Post-effective amendment filed solely to add exhibits to a registration statement	POS EX	EDGARLink Template 3	XFDL Technical Specification
POS AM	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
PROSPECTUSES FILED PURSUANT TO RULE 424				
	Prospectus filed pursuant to Rule 424(a)	424A	EDGARLink Template 3	XFDL Technical Specification
	Prospectus filed pursuant to Rule 424(b)(1)	424B1	EDGARLink Template ~~3~~1	XFDL Technical Specification
	Prospectus filed pursuant to Rule 424(b)(2)	424B2	EDGARLink Template ~~3~~1	XFDL Technical Specification
	Prospectus filed pursuant to Rule 424(b)(3)	424B3	EDGARLink Template ~~3~~1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Prospectus filed pursuant to Rule 424(b)(4)	424B4	EDGARLink Template 31	XFDL Technical Specification
	Prospectus filed pursuant to Rule 424(b)(5)	424B5	EDGARLink Template 31	XFDL Technical Specification
	Prospectus filed pursuant to Rule 424(b)(7)	424B7	EDGARLink Template 31	XFDL Technical Specification
	Prospectus filed pursuant to Rule 424(b)(8) Note: Effective 12/1/2005	424B8	EDGARLink Template 1	XFDL Technical Specification
FREE WRITING PROSPECTUS				
	Filing under Securities Act Rules 163/433 of free writing prospectuses Note: Effective 12/1/2005	FWP	EDGARLink Template 2	XFDL Technical Specification
FILINGS PURSUANT TO THE TRUST INDENTURE ACT				
305B2	Application for designation of a new trustee under the Trust Indenture Act	305B2	EDGARLink Template 3	XFDL Technical Specification
	Amendment	305B2/A	EDGARLink Template 3	XFDL Technical Specification
T-3	Initial application for qualification of trust indentures	T-3	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	T-3/A	EDGARLink Template 1	XFDL Technical Specification
T-6	Application for determination of eligibility of a foreign person to act as institutional trustee filed pursuant to Section 310(a)(1) of the Trust Indenture Act of 1939	T-6	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	T-6/A	EDGARLink Template 1	XFDL Technical Specification
Note: "Submission types" T-1 and T-2 are not used as stand-alone submission types on the EDGAR system. They are filed as EX-25 to registration statements.				
FILINGS PURSUANT TO RULE 144				

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
144	Filing for proposed sale of securities under Rule 144 Amendment to Form 144 **Note:** Form 144 may be filed electronically on a voluntary basis if the issuer of the securities is a public company .	144 144/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification XFDL Technical Specification
MISCELLANEOUS FILINGS				
DEL AM	Separately filed delaying amendment under Securities Act Rule 473 to delay effectiveness of a 1933 Act registration statement	DEL AM	EDGARLink Template 3	XFDL Technical Specification
UNDER	Initial undertaking to file reports Amendment	UNDER UNDER/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification XFDL Technical Specification
SUPPL	Voluntary supplemental material filed pursuant to Section 11(a) of the Securities Act of 1933 by foreign issuers	SUPPL	EDGARLink Template 2	XFDL Technical Specification
RW	Registration Withdrawal Request	RW	EDGARLink Template 3	XFDL Technical Specification
RW WD	Withdrawal of a Registration Withdrawal Request	RW WD	EDGARLink Template 1	XFDL Technical Specification
AW	Withdrawal of amendment to a registration statement filed under the Securities Act	AW	EDGARLink Template 3	XFDL Technical Specification
AW WD	Withdrawal of a request for withdrawal of an amendment to a registration statement	AW WD	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
425	Filing under Securities Act Rule 425 of certain prospectuses and communications in connection with business combination transactions **Note:** Form 425 can be filed as part of Form 8-K. For filers subject to 8-K filing requirements, we recommend the use of the 8-K combined form type as the easiest method for fulfilling your filing requirement for both forms	425	EDGARLink Template 2	XFDL Technical Specification
F-X	For appointment of agent for service of process by issuers registering securities (if filed on Form F-8, F-9, F-10 or F-80, or registering securities or filing periodic reports on Form 40-F, or by any person filing certain tender offer documents, or by any person acting as trustee with respect to securities registered on form F-7, F-8, F-9 or F-10	F-X	EDGARLink Template 2	XFDL Technical Specification
	Amendment	F-X/A	EDGARLink Template 2	XFDL Technical Specification
F-N	Notification of the appointment of an agent for service by certain foreign institutions	F-N	EDGARLink Template 2	XFDL Technical Specification
	Amendment	F-N/A	EDGARLink Template 2	XFDL Technical Specification

Table 3-2: Securities Exchange Act - Proxy Materials and Information Statements Filed Pursuant to Section 14 Submission Types Accepted by EDGAR

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
PRELIMINARY PROXY SOLICITING MATERIALS				
	Preliminary proxy statements relating to merger or acquisition	PREM14A	EDGARLink Template 2	XFDL Technical Specification
	Preliminary proxy statement in connection with contested solicitations	PREC14A	EDGARLink Template 2	XFDL Technical Specification
	Preliminary proxy statement filed by non-management	PREN14A	EDGARLink Template 2	XFDL Technical Specification
	Preliminary proxy statement not related to a contested matter or merger / acquisition	PRE 14A	EDGARLink Template 2	XFDL Technical Specification
PRELIMINARY INFORMATION STATEMENTS				
	Preliminary information statements relating to merger or acquisition	PREM14C	EDGARLink Template 2	XFDL Technical Specification
	Preliminary information statements – contested solicitations	PREC14C	EDGARLink Template 2	XFDL Technical Specification
	Preliminary information statement not related to a contested matter or merger/acquisition	PRE 14C	EDGARLink Template 2	XFDL Technical Specification
REVISED PRELIMINARY MATERIALS				
	Preliminary revised proxy soliciting materials	PRER14A	EDGARLink Template 2	XFDL Technical Specification
	Revised preliminary proxy statement filed by non-management	PRRN14A	EDGARLink Template 2	XFDL Technical Specification
	Preliminary revised information statements	PRER14C	EDGARLink Template 2	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
DEFINITIVE MATERIALS (PROXY MATERIALS)				
	Definitive proxy statement relating to merger or acquisition	DEFM14A	EDGARLink Template 2	XFDL Technical Specification
	Definitive proxy statement in connection with contested solicitations	DEFC14A	EDGARLink Template 2	XFDL Technical Specification
	Definitive proxy statement filed by non-management	DEFN14A	EDGARLink Template 2	XFDL Technical Specification
	Revised definitive proxy statement filed by non-management	DFRN14A	EDGARLink Template 2	XFDL Technical Specification
	Definitive revised proxy soliciting materials	DEFR14A	EDGARLink Template 2	XFDL Technical Specification
	Definitive additional proxy soliciting materials including Rule 14(a)(12) material **Note:** Submission type DEFA14A can be filed as part of Form 8-K. For filers subject to 8-K filing requirements, we recommend the use of the 8-K combined form type as the easiest method for fulfilling your filing requirement for both forms	DEFA14A	EDGARLink Template 2	XFDL Technical Specification
	Definitive additional proxy soliciting materials filed by non-management including Rule 14(a)(12) material **Note:** Submission type DFAN14A can be filed as part of Form 8-K. For filers subject to 8-K filing requirements, we recommend the use of the 8-K combined form type as the easiest method for fulfilling your filing requirement for both forms	DFAN14A	EDGARLink Template 2	XFDL Technical Specification
	Definitive proxy statements	DEF 14A	EDGARLink Template 2	XFDL Technical Specification
	Notice of exempt solicitation	PX14A6G	EDGARLink Template 2	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Notice of exempt solicitation for the purpose of determining whether to solicit proxies, consents, or authorizations in opposition to a proposed roll-up transaction filed pursuant to Rule 14a6(g) of the Securities Exchange Act of 1934	PX14A6N	EDGARLink Template 2	XFDL Technical Specification
DEFINITIVE MATERIALS (INFORMATION STATEMENTS)				
	Definitive information statement relating to merger or acquisition	DEFM14C	EDGARLink Template 2	XFDL Technical Specification
	Definitive information statement – contested solicitations	DEFC14C	EDGARLink Template 2	XFDL Technical Specification
	Definitive information statements	DEF 14C	EDGARLink Template 2	XFDL Technical Specification
	Definitive additional information statement materials including Rule 14(a)(12) material	DEFA14C	EDGARLink Template 2	XFDL Technical Specification
	Definitive revised information statement materials	DEFR14C	EDGARLink Template 2	XFDL Technical Specification

Table 3-3: Securities Exchange Act - Registration and Report Submission Types Accepted by EDGAR

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
REGISTRATION STATEMENTS				
8-A	Form for the registration / listing of a class of securities on a national securities exchange pursuant to section 12(b)	8-A12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	8-A12B/A	EDGARLink Template 3	
	Form for registration of a class of securities pursuant to section 12(g)	8-A12G	EDGARLink Template 3	XFDL Technical Specification
	Amendment	8-A12G/A	EDGARLink Template 3	
10	Initial general form for registration of a class of securities pursuant to section 12(b)	10-12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	10-12B/A	EDGARLink Template 3	
	Initial general form for registration of a class of securities pursuant to section 12(g)	10-12G	EDGARLink Template 3	XFDL Technical Specification
	Amendment	10-12G/A	EDGARLink Template 3	
10-SB	Form for initial registration of a class of securities for small business issuers pursuant to section 12(b)	10SB12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	10SB12B/A	EDGARLink Template 3	
	Form for initial registration of a class of securities for small business issuers pursuant to section 12(g)	10SB12G	EDGARLink Template 3	XFDL Technical Specification
	Amendment	10SB12G/A	EDGARLink Template 3	

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
20-F	Form for initial registration of a class of securities of foreign private issuers pursuant to section 12(b)	20FR12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	20FR12B/A	EDGARLink Template 3	
	Form for initial registration of a class of securities of foreign private issuers pursuant to section 12(g)	20FR12G	EDGARLink Template 3	XFDL Technical Specification
	Amendment	20FR12G/A	EDGARLink Template 3	
40-F	Registration of a class of securities of certain Canadian issuers pursuant to Section 12(b) of the 1934 Act	40FR12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	40FR12B/A	EDGARLink Template 3	
	Registration of a class of securities of certain Canadian issuers pursuant to Section 12(g) of the 1934 Act	40FR12G	EDGARLink Template 3	XFDL Technical Specification
	Amendment	40FR12G/A	EDGARLink Template 3	
18	Form for initial registration of securities of foreign governments or political subdivisions pursuant to section 12(b)	18-12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	18-12B/A	EDGARLink Template 3	
	Form for initial registration of securities of foreign governments or political subdivisions thereof pursuant to section 12(g)	18-12G	EDGARLink Template 3	XFDL Technical Specification
	Amendment	18-12G/A	EDGARLink Template 3	

ANNUAL, QUARTERLY, AND PERIODIC REPORTS				
ARS	Annual report to security holders Amendment **Note:** Use this submission type when furnishing the annual report to security holders for the information of the Commission pursuant to Rule 14a-3(c) or Rule 14c-3(b). Portions of the annual report to security holders filed with the Commission as part of a registration statement or periodic report should be filed as Exhibit 13, as provided by Item 601 of Regulation S-K and S-B.	ARS ARS/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
6-K	Current report of foreign issuer pursuant to Rules 13a-16 and 15d-16 Amendments	6-K 6-K/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
10-Q	Quarterly report pursuant to sections 13 or 15(d) Amendment Transition report pursuant to Rule 13a-10 or 15d-10 Amendment	10-Q 10-Q/A 10-QT 10-QT/A	EDGARLink Template 3 EDGARLink Template 3 EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification XFDL Technical Specification
10-QSB	Optional form for quarterly and transition reports of small business issuers under section 13 or 15(d) Amendment	10QSB 10QSB/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
10-K	Annual report pursuant to section 13 and 15(d) Amendment	10-K 10-K/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification

	Transition report pursuant to Rule 13a-10 or 15d-10	10-KT	EDGARLink Template 3	XFDL Technical Specification
	Amendment	10-KT/A	EDGARLink Template 3	
10KSB	Optional form for annual and transition reports of small business issuers under section 13 or 15(d)	10KSB	EDGARLink Template 3	XFDL Technical Specification
	Amendment	10KSB/A	EDGARLink Template 3	
8-K	Current report filing	8-K	EDGARLink Template 3	XFDL Technical Specification
	Amendment	8-K/A	EDGARLink Template 3	
	Notification that a class of securities of successor issuer is deemed to be registered pursuant to section 12(g)	8-K12G3	EDGARLink Template 3	XFDL Technical Specification
	Amendment	8-K12G3/A	EDGARLink Template 3	
	Notification of assumption of duty to report by successor issue under section 15(d)	8-K15D5	EDGARLink Template 3	XFDL Technical Specification
	Amendment	8-K15D5/A	EDGARLink Template 3	
	Notification that a class of securities of successor issuer is deemed to be registered pursuant to section 12(b)	8-K12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	8-K12B/A	EDGARLink Template 3	
11-K	Annual report of employee stock purchase, savings and similar plans	11-K	EDGARLink Template 3	XFDL Technical Specification
	Amendment	11-K/A	EDGARLink Template 3	
	Transition report pursuant to rule 13a-10 or 15d-10	11-KT	EDGARLink Template 3	XFDL Technical Specification
	Amendment	11-KT/A	EDGARLink Template 3	

18-K	Annual report for foreign governments and political subdivisions Amendment	18-K 18-K/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
20-F	Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d) Amendment	20-F 20-F/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
40-F	Annual reports filed by certain Canadian issuers pursuant to Section 15(d) and Rule 15d-4 Amendment	40-F 40-F/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
12b-25	Notification of inability to timely file			
	Notice under Rule 12b25 of inability to timely file all or part of a form 10-Q or 10-QSB	NT 10-Q	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT 10-Q/A	EDGARLink Template 3	
	Notice under Rule 12b25 of inability to timely file all or part of a form 10-K, 10-KSB, or 10-KT	NT 10-K	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT 10-K/A	EDGARLink Template 3	
	Notice under Rule 12b25 of inability to timely file all or part of a Form 10-D	NT 10-D	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT 10-D/A	EDGARLink Template 3	XFDL Technical Specification
	Notice under Rule 12b25 of inability to timely file all or part of a form 11-K	NT 11-K	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT 11-K/A	EDGARLink Template 3	

	Notice under Rule 12b25 of inability to timely file a special report pursuant to section 15d-2	NT 15D2	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT 15D2/A	EDGARLink Template 3	
	Notice under Rule 12b25 of inability to timely file all or part of an annual report of form 20-F	NT 20-F	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT 20-F/A	EDGARLink Template 3	
15	Notice of termination of registration of a class of securities under Section 12(b)	15-12B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	15-12B/A	EDGARLink Template 3	
	Notice of termination of registration of a class of securities under Section 12(g)	15-12G	EDGARLink Template 3	XFDL Technical Specification
	Amendment	15-12G/A	EDGARLink Template 3	
	Notice of suspension of duty to file reports pursuant to Section 13 and 15(d) of the Act	15-15D	EDGARLink Template 3	XFDL Technical Specification
	Amendment	15-15D/A	EDGARLink Template 3	
See Rule 15d-2	Special Financial Report filed under Rule 15d-2	SP 15D2	EDGARLink Template 3	XFDL Technical Specification
	Amendment	SP 15D2/A	EDGARLink Template 3	

MISCELLANEOUS SUBMISSION TYPES/FILINGS				
Form 13F	Initial Quarterly Form 13F Holdings report filed by institutional managers Amendment Initial Quarterly Form 13F Notice Report filed by institutional managers Amendment	13F-HR 13F-HR/A 13F-NT 13F-NT/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification XFDL Technical Specification
Form RW	Registration Withdrawal Request Withdrawal of a registration withdrawal statement	RW RW WD	EDGARLink Template 3 EDGARLink Template 1	XFDL Technical Specification XFDL Technical Specification
Form AW	Withdrawal of amendment to a registration statement filed under the Securities Act Withdrawal of an amendment registration withdrawal statement	AW AW WD	EDGARLink Template 3 EDGARLink Template 1	XFDL Technical Specification
Form 425	Filing under Securities Act Rule 425 of certain prospectuses and communications in connection with business combination transactions **Note:** Form 425 can be filed as part of Form 8-K. For filers subject to 8-K filing requirements, we recommend the use of the 8-K combined form type as the easiest method for fulfilling your filing requirement for both forms.	425	EDGARLink Template 2	XFDL Technical Specification
Form 25	Notification filed by issuer to voluntarily withdraw a class of securities from listing and registration on a national securities exchange Amendments	25 25/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification XFDL Technical Specification

	Notification filed by national security exchange to report the removal from listing and registration of matured, redeemed or retired securities	25-NSE	Not yet available	
	Amendments	25-NSE/A	Not yet available	
	Note: Changes for Submission types 25, 25/A, 25-NSE and 25-NSE/A are to be used only in the event the SEC adopts the rule on mandatory electronic filing of the forms by issuers. The implementation date will be provided within the adopting release. (See Release No. 34-49858 (June 15, 2004) [69 FR 34860])			

SECTION 16 OWNERSHIP FORMS/FILINGS				
Form 3	Initial statement of beneficial ownership of securities Amendments	3 3/A	OnlineForms OnlineForms	XFDL Technical Specification XFDL Technical Specification
Form 4	Statement of changes in beneficial ownership of securities Amendments	4 4/A	OnlineForms OnlineForms	XFDL Technical Specification XFDL Technical Specification
Form 5	Annual statement of changes in beneficial ownership of securities Amendments	5 5/A	OnlineForms OnlineForms	XFDL Technical Specification XFDL Technical Specification

Table 3-4: Williams Act Filing Submission Types Accepted by EDGAR

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Schedule 13D	Schedule filed to report acquisition of beneficial ownership of 5% or more of a class of equity securities Amendment	SC 13D SC 13D/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
n/a	Schedule 13-E1 statement of issuer required by Rule 13e-1 Amendment	SC 13E1 SC 13E1/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Schedule 13E-3	Schedule filed to report going private transactions Amendment	SC 13E3 SC 13E3/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Schedule 13E4F	Issuer tender offer statement filed pursuant to Rule 13(e)(4) by foreign issuers Amendment	SC13E4F SC13E4F/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Schedule 13G	Schedule filed to report acquisition of beneficial ownership of 5% or more of a class of equity securities by passive investors and certain institutions Amendment	SC 13G SC 13G/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Schedule TO-I	Issuer tender offer statement Amendment	SC TO-I SC TO-I/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Schedule TO-T	Third party tender offer statement Amendment	SC TO-T SC TO-T/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Schedule TO-C	Written communication relating to an issuer or third party tender offer **Note:** Form Schedule TO-C can be filed as part of Form 8-K. For filers subject to 8-K filing requirements, we recommend the use of the 8-K combined form type as the easiest method for fulfilling your filing requirement for both forms	SC TO-C	EDGARLink Template 2	XFDL Technical Specification
Schedule 14D1F	Third party tender offer statement filed pursuant to Rule 14d-1(b) by foreign issuers Amendment	SC14D1F SC14D1F/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Schedule 14D9-C	Written communication by the subject company relating to a third party tender offer	SC14D9C	EDGARLink Template 2	XFDL Technical Specification
Schedule 14D9	Tender offer solicitation / recommendation statements filed under Rule 14-d9 Amendment	SC 14D9 SC 14D9/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Schedule 14D9F	Solicitation/recommendation statement pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 and Rules 14d-1(b) and 14e-2(c) by foreign issuers Amendment	SC14D9F SC14D9F/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
n/a	Statement regarding change in majority of directors pursuant to Rule 14f-1 Amendment	SC 14F1 SC 14F1/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
CB	Notification form filed in connection with certain tender offers, business combinations and rights offerings, in which the subject company is a foreign private issuer of which less than 10% of its securities are held by U.S. persons Amendment	CB CB/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

Table 3-5: Public Utility Holding Company Act Submission Types Accepted by EDGAR

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
REGISTRATION AND ANNUAL SUPPLEMENTS				
Form U5A	Notification of registration filed under section 5(a) of the act Amendment	U5A U5A/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Form U5B	Registration statement filed under section 5 of the act Amendment	U5B U5B/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Form U5S	Annual report for holding companies registered pursuant to section 5 of the act Amendment	U5S U5S/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
APPLICATION AND DECLARATIONS				
Form U-1	Application or declaration under the act Pre-effective amendment Post-effective amendment to an application or declaration under the Public Utility Holding Act	U-1 U-1/A POS AMC	EDGARLink Template 3 EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Form U-13-1	Application for approval of mutual service company filed pursuant to Rule 88 Amendment	U-13-1 U-13-1/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
STATEMENTS AND REPORTS				
Form U-6B-2	Certificate of notification of security issue, renewal or guaranty filed pursuant to Rule 20(d) Amendment	U-6B-2 U-6B-2/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Form U-9C-3	Quarterly report concerning energy and gas-related companies pursuant to Rule 58 of the Act Amendment	U-9C-3 U-9C-3/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Form U-57	Notification of Foreign Utility Company Status under Section 33(a)(2) of the Act Amendment	U-57 U-57/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form U-12-IA	Statement pursuant to section 12(i) of the Act by person employed or retained by a registered holding company or a subsidiary thereof Amendment	U-12-IA U-12-IA/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Form U-12-IB	Three-year statement pursuant to section 12(i) of the Act by person regularly employed or retained by a registered holding company or a subsidiary thereof Amendment	U-12-IB U-12-IB/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Form U-13E-l	Report by affiliate service companies or independent service companies filed pursuant to Rule 95 Amendment	U-13E-l U-13E-l/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Rule U-R-1	Declaration as to solicitations filed pursuant to Rule 62 Amendment	U-R-1 U-R-1/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
PERIODIC ACCOUNTING REPORTS				
Rule U-13-60	Annual report for mutual and subsidiary service companies filed pursuant to Rule 94 Amendment	U-13-60 U-13-60/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
STATEMENTS AND REPORTS FROM NON-REGISTERED (EXEMPT) COMPANIES				
Form U-3A-2	Statement by holding company claiming exemption from provisions of the Act pursuant to Rule 2 Amendment	U-3A-2 U-3A-2/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form U-3A3-1	Twelve-month statement by bank claiming exemption from provisions of the Act pursuant to Rule 3 Amendment	U-3A3-1 U-3A3-1/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Form U-7D	Certificate concerning lease of a utility facility filed pursuant to Rule 7(d) Amendment	U-7D U-7D/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Form U-33-S	Annual report Concerning Foreign Utility Companies pursuant to Section 33(e) of the Act Amendment	U-33-S U-33-S/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
MISCELLANEOUS				
Rule 35-APP	Statement concerning proposed transaction for which no form of application is prescribed filed pursuant to Rule 20(e) Amendment	35-APP 35-APP/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Rule 35-CERT	Certificate concerning terms and conditions filed pursuant to Rule 24 Amendment	35-CERT 35-CERT/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
Rule 45B-3	Transitional statement concerning extensions of credit filed pursuant to Rule 45(b)(3) Amendment	45B-3 45B-3/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

Table 3-6: Investment Company Submission Types Accepted by EDGAR

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Forms S-1 & S-3	Registration statement for face-amount certificate companies			
	General form of registration statement for all companies including face-amount certificate companies	S-1	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-1/A	EDGARLink Template 1	
	Registration statement for specified transactions by certain issuers including face-amount certificate companies	S-3	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-3/A	EDGARLink Template 1	
	Post-effective amendment to a registration statement that is not ~~automatically~~ immediately effective upon filing	POS AM	EDGARLink Template 1	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification
Forms N-1 & N-1A	Registration statement for open-end management investment companies			
	Initial registration statement filed on Form N-1A for open-end management investment companies	N-1A	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment to a registration statement filed on Form N-1A for open-end management investment companies (this filing cannot be submitted as a 1940 Act only filing)	N-1A/A	EDGARLink Template 1	

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Initial registration statement filed on Form N-1 for open-end management investment companies	N-1	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment to a registration statement filed on Form N-1 for open-end management investment companies (this filing cannot be submitted as a 1940 Act only filing)	N-1/A	EDGARLink Template 1	
	Post-effective amendment filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485APOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b) (this filing cannot be submitted as a 1940 Act only filing)	485BPOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment (for filings made under the1940 Act only)	POS AMI	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b)(1)(iii) to designate a new effective date for a post-effective amendment previously filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485BXT	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Rule 498	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(i)	497K1	EDGARLink Template 3	XFDL Technical Specification
	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(ii)	497K2	EDGARLink Template 3	XFDL Technical Specification
	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(iii)(A)	497K3A	EDGARLink Template 3	XFDL Technical Specification
	Profiles for certain open-end management investment companies filed pursuant to Securities Act Rule 497(k)(1)(iii)(B)	497K3B	EDGARLink Template 3	XFDL Technical Specification
Form N-2	Initial filing of a registration statement on Form N-2 for closed-end investment companies	N-2	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment to a registration statement on Form N-2 for closed-end investment companies (this filing cannot be submitted as a 1940 Act only filing)	N-2/A	EDGARLink Template 1	
	Post-effective amendment (for filings made under the1940 Act only)	POS AMI	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed under the 1933 Act only or under both the 1933 and 1940 Acts pursuant to Section 8(c) of the 1933 Act by closed-end investment companies (this filing cannot be submitted as a 1940 Act only filing)	POS 8C	EDGARLink Template 3	XFDL Technical Specification
	Initial filing of a registration statement on Form N-2 for closed-end investment companies filed pursuant to Securities Act Rule 486(a)	N-2	EDGARLink Template 1	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Post-effective amendment to filing filed pursuant to Securities Act Rule 486(a)	486APOS	EDGARLink Template 3	XFDL Technical Specification
	Initial filing of a registration statement on Form N-2 for closed-end investment companies filed pursuant to Securities Act Rule 486(b)	N-2	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to filing filed pursuant to Securities Act Rule 486(b)	486BPOS	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials	497J	EDGARLink Template 3	XFDL Technical Specification
	A new registration statement on Form N-2 filed under Securities Act Rule 462(b) by closed-end investment companies of up to an additional 20% of securities for an offering that was registered on Form N-2	N-2MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment to a registration statement filed under Securities Act Rule 462(c)	POS462C	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed solely to add exhibits to a registration statement	POS EX	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Filings made pursuant to Rule 497(h)(2)	497H2	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form N-3	Initial registration statement on Form N-3 for separate accounts (management investment companies)	N-3	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment to a registration statement on Form N-3 for separate accounts (management investment companies)(this filing cannot be submitted as a 1940 Act only filing)	N-3/A	EDGARLink Template 1	
	Post-effective amendment filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485APOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b) (this filing cannot be submitted as a 1940 Act only filing)	485BPOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment (for filings made under the1940 Act only)	POS AMI	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b)(1)(iii) to designate a new effective date for a post-effective amendment previously filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485BXT	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form N-4	Initial registration statement on Form N-4 for separate accounts (unit investment trusts)	N-4	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment to a registration statement on Form N-4 for separate accounts (unit investment trusts)(this filing cannot be submitted as a 1940 Act only filing)	N-4/A	EDGARLink Template 1	
	Pre-effective pricing amendment filed pursuant to Securities Act Rule 487	487	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485APOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b) (this filing cannot be submitted as a 1940 Act only filing)	485BPOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b)(1)(iii) to designate a new effective date for a post-effective amendment previously filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485BXT	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment (for filings made under the1940 Act only)	POS AMI	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form N-6	Registration statement for separate accounts (unit investment trusts)	N-6	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment to a registration statement filed on Form N-6 for separate accounts (unit investment trusts)	N-6/A	EDGARLink Template 1	
	Pre-effective pricing amendment filed pursuant to Securities Act Rule 487	487	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485APOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b) (this filing cannot be submitted as a 1940 Act only filing)	485BPOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b)(1)(iii) to designate a new effective date for a post-effective amendment previously filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485BXT	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment (for filings made under the1940 Act only)	POS AMI	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form S-6	Initial registration statement filed on Form S-6 for unit investment trusts	S-6	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	S-6/A	EDGARLink Template 1	
	Pre-effective pricing amendment filed pursuant to Securities Act Rule 487	487	EDGARLink Template 1	XFDL Technical Specification
	Initial undertaking to file reports	UNDER	EDGARLink Template 3	XFDL Technical Specification
	Amendment	UNDER/A	EDGARLink Template 3	
	Post-effective amendment filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485APOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b) (this filing cannot be submitted as a 1940 Act only filing)	485BPOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b)(1)(iii) to designate a new effective date for a post-effective amendment previously filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485BXT	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form N-5	Registration statement for small business investment companies	N-5	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment to a registration statement on Form N-5 for small business investment companies (this filing cannot be submitted as a 1940 Act only filing)	N-5/A	EDGARLink Template 1	
	Post-effective amendment (for filings made under the1940 Act only)	POS AMI	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed under the 1933 Act only or under both the 1933 and 1940 Acts pursuant to Section 8(c) of the 1933 Act by closed-end investment companies (this filing cannot be submitted as a 1940 Act only filing)	POS 8C	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification
Form N-14	Initial registration statement filed on Form N-14 for open-end investment company (business combinations)	N-14	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	N-14/A	EDGARLink Template 1	
	Initial registration statement field on Form N-14 by open-end investment company with automatic effectiveness under Rule 488 (business combinations)	N-14AE	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	N-14AE/A	EDGARLink Template 1	

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Post-effective amendment filed pursuant to Securities Act Rule 485(a) (this filing cannot be submitted as a 1940 Act only filing)	485APOS	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment filed pursuant to Securities Act Rule 485(b) (this filing cannot be submitted as a 1940 Act only filing)	485BPOS	EDGARLink Template 3	XFDL Technical Specification
	Initial registration statement filed on Form N-14 by closed-end investment company (business combinations)	N-14 8C	EDGARLink Template 1	XFDL Technical Specification
	Pre-effective amendment	N-14 8C/A	EDGARLink Template 1	
	Post-effective amendment filed under the 1933 Act only or under both the 1933 and 1940 Acts pursuant to Section 8(c) of the 1933 Act by closed-end investment companies (this filing cannot be submitted as a 1940 Act only filing)	POS 8C	EDGARLink Template 3	XFDL Technical Specification
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
	Certification of no change in definitive materials under paragraph (j) of Securities Act Rule 497	497J	EDGARLink Template 3	XFDL Technical Specification
	A new registration statement filed on Form N-14 by closed end investment companies filed under Securities Act Rule 462(b) of up to an additional 20% of securities for an offering that was registered on Form N-14	N-14MEF	EDGARLink Template 1	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(b) registration statement	POS462B	EDGARLink Template 3	XFDL Technical Specification
	Post-effective amendment to Securities Act Rule 462(c) registration statement	POS462C	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
	Definitive materials filed under paragraph (a), (b), (c), (d), (e) or (f) of Securities Act Rule 497	497	EDGARLink Template 3	XFDL Technical Specification
MISCELLANEOUS FILINGS UNDER THE SECURITIES ACT				
Rule 425	Filing under Securities Act Rule 425 of certain prospectuses and communications in connection with business combination transactions **Note:** Form 425 can be filed as part of Form 8-K. For filers subject to 8-K filing requirements, we recommend the use of the 8-K combined form type as the easiest method for fulfilling your filing requirement for both forms	425	EDGARLink Template 2	XFDL Technical Specification
Rule 473	Separately filed delaying amendment under Securities Act Rule 473 to delay effectiveness of a 1933 Act registration statement	DEL AM	EDGARLink Template 3	XFDL Technical Specification
Rule 477	Registration Withdrawal Request Withdrawal of a request for withdrawal of a registration statement Withdrawal of amendment to a registration statement filed under the Securities Act Withdrawal of a request for withdrawal of an amendment to a registration statement	RW RW WD AW AW WD	EDGARLink Template 3 EDGARLink Template 1 EDGARLink Template 3 EDGARLink Template 1	XFDL Technical Specification XFDL Technical Specification XFDL Technical Specification XFDL Technical Specification
Rule 482	Filing by certain investment companies of Securities Act Rule 482 advertising in accordance with Securities Act Rule 497 and the Note to Rule 482(c)	497AD	EDGARLink Template 3	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
REGISTRATION OF SECURITIES BY CERTAIN INVESTMENT COMPANIES PURSUANT TO RULE 24F-2.				
Rule 24F-2	Rule 24f-2 notice filed on Form 24F-2	24F-2NT	EDGARLink Template 1	XFDL Technical Specification
	Amendment	24F-2NT /A	EDGARLink Template 1	XFDL Technical Specification
OTHER COMPANY ACT REGISTRATION STATEMENTS				
Form N-8A	Initial notification of registration under section 8(a) filed on Form N-8A	N-8A	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-8A/A	EDGARLink Template 2	
Form N-8B-2	Initial registration statement for unit investment trusts filed on Form N-8B-2	N-8B-2	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-8B-2/A	EDGARLink Template 2	
Form N-8B-3	Initial registration statement for periodic payment plans filed on Form N-8B-3	N-8B-3	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-8B-3/A	EDGARLink Template 2	
Form N-8B-4	Initial registration statement for face-amount certificate companies filed on Form N-8B-4	N-8B-4	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-8B-4/A	EDGARLink Template 2	

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
SUBMISSION TYPES FOR BUSINESS DEVELOPMENT COMPANIES				
Form N-6F	Notice of intent by business development companies to elect to be subject to Sections 55 through 65 of the 1940 Act filed on Form N-6F Amendment	N-6F N-6F/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Form N-54A	Notification of election by business development companies filed on Form N-54A Amendment	N-54A N-54A/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Form N-54C	Notification of withdrawal by business development companies filed on Form N-54C Amendment	N-54C N-54C/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
OTHER INVESTMENT COMPANY SUBMISSION TYPES				
Rule 8b-25(a)	Filing by investment company of application under Investment Company Act Rule 8b-25(a) requesting extension of time for filing certain information, document or report	40-8B25	EDGARLink Template 2	XFDL Technical Specification
Form 17F-1	Initial certificate of accounting of securities and similar investments in the custody of management investment companies filed pursuant to Rule 17f-1 of the Investment Company Act of 1940 filed on Form N-17F-1 Amendment	40-17F1 40-17F1/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form 17F-2	Initial certificate of accounting of securities and similar investments in the custody of management investment companies filed pursuant to Rule 17f-2 of the Investment Company Act of 1940 filed on Form N-17F-2 Amendment	40-17F2 40-17F2/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Rule 17g-1(g)(1)	Fidelity bond filed pursuant to Rule 17g-1(g)(1) of the Investment Company Act of 1940 Amendment **Note:** May be filed electronically on a voluntary basis.	40-17G 40-17G/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Rule 17g-1(g)(2) or (3)	Filings of claim or settlement pursuant to rule 17g-1(g)(1)(2) or (3) of the Investment Company Act of 1940 Amendment **Note:** May be filed electronically on a voluntary basis.	40-17GCS 40-17GCS/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Rule 24b-2	Filing of sales literature pursuant to Rule 24b-2 under the Investment Company Act of 1940 Amendment **Note:** May be filed electronically on a voluntary basis.	40-24B2 40-24B2/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
ICA Section 33	Copies of all stockholder derivative actions filed with a court against an investment company or an affiliate thereof pursuant to Section 33 of the Investment Company Act of 1940	40-33	EDGARLink Template 2	XFDL Technical Specification
	Amendment	40-33/A	EDGARLink Template 2	
	Note: May be filed electronically on a voluntary basis.			
Form N-18F-1	Initial notification of election pursuant to Rule 18f-1 filed on Form N-18F-1	N-18F1	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-18F1/A	EDGARLink Template 2	
Rule 23c-2(b)	Notice by closed-end investment companies of intention to call or redeem their own securities under Investment Company Act Rule 23c-2	N-23C-2	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-23C-2/A	EDGARLink Template 2	
Form N-23C-3	Notification of periodic repurchase offer Filed pursuant to Rule 23c-3(b) only	N-23C3A	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-23C3A/A	EDGARLink Template 2	
	Filing pursuant to Rule 23c-3(c) only on Form N-23C-3	N-23C3B	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-23C3B/A	EDGARLink Template 2	
	Filing pursuant to Rule 23c-3(b) and (c) on Form N-23C-3	N-23C3C	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-23C3C/A	EDGARLink Template 2	

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form N-27D-1	Accounting for segregated trust accounts on Form N-27D-1	N-27D-1	EDGARLink Template 2	XFDL Technical Specification
	Amendment	N-27D-1/A	EDGARLink Template 2	
PERIODIC REPORTS FOR REGISTERED INVESTMENT COMPANIES				
Form N-SAR	Semi-annual report for management companies filed on Form N-SAR	NSAR-A	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NSAR-A/A	EDGARLink Template 3	
	Transitional semi-annual report filed on Form N-SAR	NSAR-AT	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NSAR-AT/A	EDGARLink Template 3	
	Annual report for management companies filed on Form N-SAR	NSAR-B	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NSAR-B/A	EDGARLink Template 3	
	Transitional annual report filed on Form N-SAR	NSAR-BT	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NSAR-BT/A	EDGARLink Template 3	
	Annual report for unit investment trusts filed on Form N-SAR	NSAR-U	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NSAR-U/A	EDGARLink Template 3	

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Form N-CSR	Certified annual shareholder report of registered management investment companies filed on Form N-CSR	N-CSR	EDGARLink Template 3	XFDL Technical Specification
	Amendment	N-CSR/A	EDGARLink Template 3	
	Certified semi-annual shareholder report of registered management investment companies filed on Form N-CSR	N-CSRS	EDGARLink Template 3	XFDL Technical Specification
	Amendment	N-CSRS/A	EDGARLink Template 3	
Form N-PX	Annual Report of Proxy Voting Record of Registered Management Investment Companies filed on Form N-PX	N-PX	EDGARLink Template 3	XFDL Technical Specification
	Amendment	N-PX/A	EDGARLink Template 3	
Form N-Q	Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company filed on Form N-Q	N-Q	EDGARLink Template 3	XFDL Technical Specification
	Amendment	N-Q/A	EDGARLink Template 3	
Rule 12b-25	Notice under Exchange Act Rule 12b-25 of inability to timely file Form N-SAR	NT-NSAR	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT-NSAR/A	EDGARLink Template 3	
	Notice under Exchange Act Rule 12b-25 of inability to timely file Form N-CSR (annual or semi-annual report)	NT-NCSR	EDGARLink Template 3	XFDL Technical Specification
	Amendment	NT-NCSR/A	EDGARLink Template 3	

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Rule 30b2-1	Initial annual and semi-annual reports mailed to investment company shareholders pursuant to Rule 30e-1 (other than those required to be submitted as part of Form N-CSR) Amendment	N-30D N-30D/A	EDGARLink Template 3 EDGARLink Template 3	XFDL Technical Specification
	Periodic and interim reports mailed to investment company shareholders (other than annual and semi-annual reports mailed to shareholders pursuant to Rule 30e-1)	N-30B-2	EDGARLink Template 3	XFDL Technical Specification
APPLICATION FOR DEREGISTRATION OF INVESTMENT COMPANIES				
Form N-8F	Application for deregistration made on Form N-8F Amendment	N-8F N-8F/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Rule 0-2	Initial application for deregistration pursuant to Investment Company Act Rule 0-2 Amendment	40-8F-2 40-8F-2/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification

Table 3-7: Development Bank Submission Types Accepted by EDGAR

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
QRTLYRPT	Periodic Development Bank filing, submitted quarterly Amendment	QRTLYRPT QRTLYRPT/ A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
ANNLRPT	Periodic Development Bank filing, submitted annually Amendment	ANNLRPT ANNLRPT/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
DSTRBRPT	Distribution of primary obligations Development Bank report Amendment	DSTRBRPT DSTRBRPT/A	EDGARLink Template 2 EDGARLink Template 2	XFDL Technical Specification
Notes: (1) These submission types are to be filed ONLY by the Development Banks. BW-2 and BW-3 submission types have been rescinded; please use QRTLYRPT, ANNLRPT, and DSTRBRPT Form Types.				

Table 3-8: Correspondence Submission Types

CFR Form/ Schedule/ Rule	Description	Submission Type	Tool/ Template Number	Filer-Constructed Form Spec.
Correspondence	A correspondence can be sent as a document with another submission type or can be sent as a separate submission. Correspondence is not publicly disseminated immediately. The SEC staff may release all or portions of these documents electronically if they relate to the staff's review process. See SEC Press Release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses."	CORRESP	EDGARLink Template 4	XFDL Technical Specification

4. FILING FEE INFORMATION

You must pay filing fees when you submit most registration statements under the Securities Act of 1933 and transactional filings such as merger proxy statements under the Securities Exchange Act of 1934. You do not pay an initial registration fee for mutual fund and unit investment trust registration statements, but you pay fees each year when you file your Form 24F-2.

If your filing is fee bearing and adequate funds are not available in your account, the filing will eventually be suspended. Fees are charged for fee bearing filings regardless of the type of tool used to construct your filing.

Note: When you transmit a **test** submission, EDGAR checks your Mellon Bank fee deposit and informs you if you are lacking your fees.

You must follow the procedures outlined below to send fees electronically to Mellon Bank in Pittsburgh, Pennsylvania.

4.1 Where to Pay Filing Fees

Paper Filers: If you are submitting a filing in paper, you may either send the fee by wire transfer or a check to Mellon Bank, or directly to the Commission at 100 F Street NE, Washington DC 20549. **We cannot accept personal checks for payment of fees**.

Electronic Filers: If you are submitting a filing electronically or in paper under a hardship exemption, you **MUST** send the fee to Mellon Bank in Pittsburgh, Pennsylvania. You may make the payment to Mellon by wire transfer, mail or hand delivery.

Mellon Bank is the U.S. Treasury designated depository of SEC filing fees. The hours of operation at Mellon Bank are 8:30 a.m. to 6:00 p.m. Eastern time for wire transfers. Please allow sufficient time to complete your fee transactions prior to submitting filings that require fees. We will **not** accept your filing if we have not received sufficient funds when you file. We will, however, accept a rule 462(b) filing submitted between 5:30 p.m. and 10:00 p.m. Eastern time if the fee is received no later than the close of business on the next business day.

4.2 How to Send Filing Fees to Mellon Bank

Specific instructions on the various methods of making fee payments to Mellon Bank are as follows:

(a) **Wire Transfer:** Any bank or wire transfer service may initiate wire transfers of filing fee payments through the FEDWIRE system to Mellon Bank. You do not need to establish an account at Mellon Bank in order to remit filing fee payments.

You must include the SEC's account number at Mellon Bank (9108739); and the payor's SEC-assigned CIK (Central Index Key) number (also known as the SEC-assigned registrant or payor account number) in the wire transfer. To ensure

proper credit and prompt filing acceptance you also must follow the FEDWIRE Instructions precisely and provide the required information in the proper format. You may obtain a copy of the FEDWIRE Instructions at the following Internet address: (*http://www.sec.gov/info/edgar/fedwire.htm*)

(b) **Mail and Hand Delivery:** For mail or hand delivery of fee payments, you should:

◊ Make checks and money orders payable to the Securities and Exchange Commission, omitting the name or title of any official of the Commission; and

◊ Include on the front of the check or money order the SEC's account number (9108739) and CIK number of the account to which the fee is to be applied.

◊ Remit fee payments by mail to the Securities and Exchange Commission, PO Box 360055M, Pittsburgh, PA 15252.

◊ Hand deliver fee payments to Mellon Bank, 27th floor, Three Mellon Bank Center, Fifth Avenue at William Penn Way, Pittsburgh, Pennsylvania on weekdays from 7:30 a.m. to 4:00 p.m. (Eastern time). You cannot hand deliver a fee payment on a federal holiday. You must place all hand deliveries in a sealed envelope, with the Commission's lockbox number, 360055M, and the Commission's account number (9108739) written on the outside. You must include with all cash payments a separate sheet of paper providing the same information specified for checks and money orders.

4.3 Filings that Require Filing Fees

4.3.1 1933 Act Filings by Corporations

You must pay a filing fee with the following 1933 Act filings:

F-1	F-10	F-10EF	F-2*
F-2D*	F-3	F-3D	F-4
F-4EF	F-6	F-6EF	F-7
F-8	F-80	F-9	F-9EF
S-1	S-11	S-2*	S-20
S-3	S-3D	S-4	S-4EF
S-8	S-B	SB-1	SB-2

* Rescinded 12/01/2005

You also must pay a fee with all rule 462(b) filings - submission types with a "MEF" suffix. You will be required to pay a filing fee on pre-effective amendments to registration statements (e.g., S-1/A) if additional securities are being registered in the amendment. Since you cannot register additional securities by post-effective amendment in registration statements that are not automatic shelf registration statements, no fee is required for these filings (e.g., S-~~8~~3POS).

A fee will be required for the following 1933 Act filings if a well-known seasoned issuer is filing or has filed an automatic shelf registration statement and chooses to pay filing fees in advance of a takedown or on a pay-as-you-go basis:

F-3ASR S-3ASR POSASR

A fee will be required for the following 1933 Act filings if a well-known seasoned issuer has filed an automatic shelf registration statement and has indicated that there is a "Fee Table in Prospectus":

424B1	424B2	424B3	424B4
424B5	424B7	424B8	

4.3.2 1934 Act Filings

You must pay a filing fee with the following 1934 Act filings:

SC TO-T	SC TO-I	SC 13E-3	SC13E4F	SC14D1F

A fee is sometimes required for the following 1934 Act filings:

PREM14A	PREM14C	PRER14A	PRER14C	SC 13E1

4.3.3 1933 and 1940 Act Filings by Investment Companies

You must pay a filing fee with the following EDGAR submissions made by investment companies:

24F-2NT	N-2	N-5	N-14 8C	N-14MEF

4.4 How to Calculate a Filing Fee

4.4.1 1933 Act Filings

The Commission sets filing fees under Section 6(b) of the Securities Act of 1933 for registration statements, including fees paid by investment companies with their Form 24F-2 submissions (24F-2NT), in accordance with the Investor and Capital Markets Fee Relief Act signed on January 16, 2002. Effective December 13, 2004, filing fess are $117.70 per million dollars. (Filing fees for fiscal year 2006 and subsequent fiscal years will be set no later than April 30 of the prior fiscal year.) Effective Oct. 1, 2005, or five days after the date on which the Commission receives its fiscal year 2006 regular appropriation, whichever date comes later, the Section 6(b) fee rate will decrease to $107.00 per million from the current rate of $117.70 per million. Fee rate changes will be posted on the SEC's Public Website.

For a 1933 Act filing other than a 24F-2NT or an automatic shelf registration statement, the aggregate total dollar amount of securities registered will appear in the pricing table on the cover page of the registration statement. Examples appear below for fee calculation for a registration statement and for an amendment filing.

4.4.1.1 1933 Act Filings Example 1

Company A files a registration statement on August 30, 2003, covering a proposed public offering of one million shares of common stock. The registration statement also covers an offering of notes totaling $500 million. Company A's common stock is trading on NASDAQ at $16 1/2 per share. The 1933 Act fee for the registration statement would be $41,784.85 based on a fiscal year 2003 fee rate of $80.90 per million dollars. The calculation is presented below.

template amount for common stock	= 16500000 (1 million shares times the $16.5 market price)
template amount for debt	= 500000000 (total debt dollar amount registered)
total dollar amount registered	= 516500000
total fee calculation	= 516,500,000 times .0000809 = $41,784.85

4.4.1.2 1933 Act Filings Example 2

On January 17, 2004, Company A decides to amend its registration to add an additional 250,000 shares of common stock to the proposed offering. Company A's common stock is now trading on NASDAQ at $15 per share. The additional 1933 Act fee required with the registration statement amendment would be $475.13. The calculation is presented below.

template amount for common stock	= 3750000 (250,000 shares times the $15 market price)
fee calculation	= 3,750,000 times .0001267 = $475.13

4.4.2 1934 Act Filings

The basis for calculating the filing fee for transactional filings under sections 13(e) and 14(g) of the Securities Exchange Act of 1934 is set forth in Rule 0.11 under the Act. In general, the fee is determined by multiplying the value of the transaction times the fee charge of $92 per million dollars. The value of the transaction is equal to one of the following:

- For going private transactions, the value of the securities to be acquired by the acquiring company
- For proxy statements relating to a merger, acquisition or consolidation, the proposed cash payment and value of securities and other property to be transferred **to** the acquiring company
- For proxy statements relating to a proposed sale of assets, the aggregate of cash and the value of securities and other property to be received by the registrant
- For tender offers, the value of securities or other property offered by the bidder

4.4.2.1 1934 Act Filings Example

Company A is making a $1 billion cash tender offer for the securities of Company B. The fee required with the SC TO-T filing by Company A is $92,000. The fee was calculated by multiplying the $1,000,000,000 bid amount times the fee charge of 0.000092.

4.4.3 1939 Act Filings

The "Investor and Capital Markets Fee Relief Act" eliminated the Form T-3 $100 filing fee requirement under the 1939 Act.

4.5 Offsetting Fees

SEC regulations provide that only one fee is required for each transaction. In some instances, more than one SEC filing may be made with respect to a single transaction. EDGAR permits the issuer to offset the amount of fees due on a current filing with fees paid on a previous filing relating to the same transaction. An example of where a fee offset may be used appears below.

4.5.1 Offsetting Fees Example

Company A will issue 2 million shares of its common stock to acquire all the outstanding 3 million shares of Company B. Only Company B shareholders will vote on the acquisition. Company A shares trade on the New York Stock Exchange at $23 per share and Company B shares trade on NASDAQ at $7 1/2 per share. When Company B files its preliminary proxy material (PREM14A) describing the proposed acquisition by Company A, Company B will need to pay a filing fee of $2,070.

To calculate the fee, first you need to determine the value of the securities to be received by the acquiring company, in this case, Company A. The value ($22,500,000) was calculated by multiplying the outstanding shares of **Company B** (3,000,000 shares) by the market price of Company B's stock ($7 1/2 per share). You then arrive at the amount of the required fee payment ($2,070) by multiplying the computed securities value amount by the fee rate of $92 per million dollars (0.000092).

When Company A subsequently files its Form S-4 registration statement to register the securities it intends to issue in the acquisition of Company B, it will be required to pay a fee also totaling $2,070. The amount is the same because the basis for calculating the fee is the same under the 1933 and 1934 Acts. To ensure that only one fee is paid per transaction, when Company A files the registration statement, it must include Offset Payment tags in the header of their document. For the "AMOUNT" tag value, the company should indicate the dollar amount of the fees already paid in the prior filing ($2,070). Also needed are the CIK of the filer/registrant (Company B) who previously paid the offset amount, the Form type (PREM14A) where the offsetting amount was paid, and the file number of the PREM14A filing.

Rule 457(p) of Regulation C also permits you to offset a fee paid with respect to securities that remain unsold after the completion, termination, or withdrawal of an offering. The total aggregate dollar amount of the filing fee associated with the unsold securities may be offset against the total filing fee due for a subsequent registration statement or registration statements filed within five years of the initial filing date of the earlier registration statement. The procedures for using the offset are the same as those discussed above.

For a 24F-2NT, the fee is computed as a percentage of net sales. An example of a fee calculation for a 24F-2NT appears below.

4.5.2 Example of Fee Calculation for 24F-2NT

For a 24F-2NT, the fee is computed as a percentage of net sales. An example of a fee calculation for a 24F-2NT appears below.

Fund F files a 24F-2NT on February 27, 2004, for the fiscal year ended November 30, 2004. Fund F fills out the items of Form 24F-2. The aggregate sale price of securities sold during the prior fiscal year pursuant to section 24(f) of the Investment Company Act of 1940 was $1,000,000. The total available redemption credits were $600,000. The net sales were $400,000. The 1933 Act fee payable with the 24F-2NT filing would be $50.68, based on the SEC's fiscal year 2004 fee rate of $126.70 per million dollars. The fee calculation is presented here:

Header amount for Sale-Proceeds	= $1,000,000
Header amount for Redeemed Value	= $600,000
Fee calculation based on net sales	= $400,000 times 0.12670 = $50.68

If the fee is calculated separately for each series of a series fund or each class of a multi-class fund, the EDGAR template should have a separate header line for Sales Proceeds and for Redeemed Value for each series or class.

4.6 Common Problems

Fee not available	Filers are responsible for depositing funds in advance of their filing when the filing requires a fee. Sometimes the correct fee for the filing is not available. This may be due to a calculation error on the filer's part or an issue with the funds not being deposited.

5. CONSTRUCTING ATTACHED DOCUMENTS AND DOCUMENT TYPES

5.1 Introduction

This chapter includes the specifics of preparing a document for filing an electronic submission.

Your successful creation of electronic submissions requires that both the sending and receiving computers must "speak" the same language. For EDGAR to read what it receives, you must prepare your documents in American Standard Code for Information Interchange (ASCII) or HTML, version 3.2. You may also use PDF and XBRL for documents that are unofficial. In this section, you will find a discussion of ASCII and a listing of the characters recognized by EDGAR. You can prepare your documents using a word processing application that supports ASCII, HTML editor, or Adobe Acrobat on your PC. Create each document in separate files.

Note: We do not include XML in the document formats under discussion in this chapter since the tools we provide you help create these documents. You do not have to be concerned about this document format if you use the tools provided.

Note: You must keep a manually signed signature page (or equivalent document) for five years.

5.1.1 File Naming Standards

All document file names must be lower case and no longer than 32 characters in length. The names must start with a letter (a-z) and may contain numbers (0-9) with no spaces. File names may contain one period (.), one hyphen (-), and one underscore (_) character and must end with ***.htm**, ***.txt**, ***.pdf**, ***.fil**, ***.jpg**, ***.gif, *.xsd, or *.xml** extensions. EDGARLink will not allow you to add an improperly named file. We recommend that you give the new file a distinctive name:

- **r10q-630.txt** (the file saved in ASCII)
- **r10q-630.htm** (the same file saved in HTML format)
- **r10q-630.pdf** (the same file converted to PDF format)

For Types 1 and 2 modules and segments, the filenames and module or segment names must be unique for each of these submission parts. Details on naming standards for modules and segments are available in Section 5.3 Preparing or Referencing Module and Segment Documents.

5.1.2 Statutory Signatures

In many cases, the securities laws require filed documents to be signed. You must type your signature for an electronic filing to meet this requirement. See Rule 302 of Regulation S-T. Rule 302 of Regulation S-T requires you to retain a manually signed signature page or other document

that authenticates, acknowledges, or otherwise adopts the signature that appears in typed form within an electronic filing. You must retain this signature page for five years.

An example of a signature as it would appear in an electronic filing is:

HERBERT JONES
HERBERT JONES

OR

HERBERT JONES
HERBERT JONES
CHIEF FINANCIAL OFFICER

OR (For Investment Management Filers)

HERBERT JONES

If you are submitting signatures for powers of attorney, consents of experts, or any other required signature, you must submit them in the typed form specified above.

5.2 Document Formats

5.2.1 ASCII Documents

This section discusses the character types allowed and not allowed inside your ASCII submission documents. It also covers the use of a limited set of tags within these documents.

5.2.1.1 Valid ASCII Characters

EDGAR recognizes a subset of standard ASCII characters. You should use only the list of characters listed in Table 5-1: Characters Allowable Within a Filing, in your filing. If you use characters or commands outside of this set in your EDGAR submission, EDGAR may suspend the filing.

Table 5-1: Characters Allowable Within a Filing

Character	Description
0-9	numeric characters
A-Z	upper case alphabet
a-z	lower case alphabet
`	grave accent
~	tilde
!	exclamation point
@	at sign
#	number (pound) sign
$	dollar sign
%	percent sign
&	ampersand

*	asterisk (star)
(	left parenthesis
)	right parenthesis
.	period
-	hyphen
+	plus sign
[space bar]	space bar key
{	left brace
}	right brace
[	left bracket
]	right bracket
|	vertical line
\	back slash (reverse virgule)
:	colon
;	semi-colon
"	quotation mark **Note**: Not a valid character in a header tag value. It is valid within the text of a document.
'	single quote/apostrophe
<	less-than (left angle bracket)
>	greater-than (right angle bracket)
,	comma
_	underline (may be used on a separate line or between characters, but not to underline a character)
?	question mark
/	slash (virgule)
=	equal sign

EDGAR also recognizes the following control characters:

- Horizontal tab (will not cause the filing to be suspended; however, EDGAR will not display the effect in the filing)
- Line feed
- Carriage return
- Form feed (page break)

5.2.1.2 Common Symbols that EDGAR Does Not Recognize

There are a few common symbols frequently available in word processing software that EDGAR does not recognize. The most common of these symbols are listed in Table 5-2: Unrecognized Symbols in EDGAR. When including these symbols, please spell out the name.

The following unrecognizable symbols also apply to HTML 3.2 formatted submissions; however, within HTML you can represent these symbol characters using a W3C-approved "extended reference set" of characters. See Section 5.2.2, HTML, for more detailed information.

Table 5-2: Unrecognized Symbols in EDGAR

Character	Description
¢	cent
£	pound sterling
¥	yen
•	bullet
†	dagger
‡	double dagger trademark
¶	paragraph
§	section
©	copyright
®	registered
™	trademark

When EDGAR encounters characters that it does not recognize, it inserts a circumflex (^) and usually suspends the submission. In some cases, EDGAR can accept the filing with a limited number of unrecognized characters.

5.2.1.2.1 How the Requirement for ASCII Affects Word Processing

You can use many popular word processing and spreadsheet applications to save a document as an ASCII text file. The process for saving to ASCII varies from one software package to another, and it may be called "MS-DOS text with line breaks," "save as text only file," "MS-DOS text with layout," or "save as ASCII DOS text."

Word processing software includes various control codes that are used to indicate document style and format (e.g., bold face, underlining, italics, special characters or symbols, automatic pagination, headers/footers, and print fonts). Because these codes are not part of the standard ASCII character set, and EDGAR does not recognize them, you must remove them from all files that you submit to EDGAR. If you save a document prepared with word processing software as an ASCII text file, most word processing control codes will be removed.

You should remember the following about ASCII conversions:

- Advanced word processing features such as footnoting often do not properly convert to ASCII. There are some exceptions when special procedures are used; consult your word processing manual. You may have to manually construct footnotes and other document elements the way you would if you were using a typewriter.
- You should turn Auto-hyphenation off when preparing EDGAR documents.
- We encourage you to verify that your word processing software package creates accurate ASCII output by using the EDGARLink error check option, or by submitting a test filing.
- You may have problems if you convert tabular or columnar material to ASCII. If you use tabs with proportional type fonts, the columns may not be in the same position when you convert to ASCII. Even when you use non-proportional fonts in the word processing, the number of spaces inserted in ASCII to replace tabs

may not be consistent with the original text. We encourage you to check the ASCII version of your tabular material before transmitting to us and put in manual spaces (using your space key) as placeholders instead of tabs or columns.

- EDGAR views smart quotes, en dash, and em dash characters as invalid ASCII characters. Certain word processing software will convert apostrophes (‘) and quotation marks (“) to smart quote and will replace hyphens (-) with en and em dashes. Consult your word processing software manual for instructions on how to turn these features off before typing your documents.
- Your text cannot have more then 80 characters on a line. To help your text stay within the designated area, type your information using the Courier or Courier New, font size 12. Make the margins at least 1 inch on the right and left.
- Formatting tables can be very difficult. Since they must not exceed 132 characters on a line, it helps if you change the paper orientation to landscape and make the margins very small (.25).

5.2.1.3 Using Tags in Attached Documents

Some tags are used within documents. ASCII/SGML tags identify data that follow formatting instructions, or signal EDGAR regarding a particular aspect of the filing. For EDGARLink filings, you continue to include document specific tags, such as the <TABLE> tags, as well as tags referencing Type 1 modules and segments.

5.2.1.3.1 Tag Construction

In EDGARLink, you have to construct all tags within a submission document manually. Construct tags within your submission documents by typing key words inside of right and left angle brackets ("less than" and "greater than" symbols). You may type tags using either upper- or lower-case letters within the angle brackets (i.e., <module> or <MODULE>).

Caution: You cannot use blank spaces within the left and right angle brackets in tags. Hyphens must separate multiple words within a tag.

5.2.1.3.2 How Tags are Used

Many ASCII/SGML document tags are followed immediately by information (a value) typed outside of the left and right angle brackets (e.g., <SEGMENT> segment name). Other tags stand alone (e.g., <P>). Some tags indicate start and stop conditions within a document (e.g., the beginning of a table <TABLE>, and the ending of a table </TABLE>). When certain tags must appear together as a group, they are referred to as “nested” tags. Table 5-3: Internal Text Tags (For Other Than Wide Tables) and Table 5-4: Wide Table Tags (Over 80 Characters Wide) show these nested tags that are marked by their lead tag first. The lead tags are numbered with a single number (e.g., 1, 5, 10, 25, etc.) and their nested tags are numbered the same as their lead tag, plus a numerical designation (e.g., 5.1, 5.2, etc.).

5.2.1.3.3 Tags Used Within a Document

We identify tags you should use within the body of documents in the following two lists. For your convenience, each tag is numbered consecutively.

There are two types of tags included in this section:

- Internal text tags (for other than wide tables),
- Table 5-3: Internal Text Tags (For Other Than Wide Tables)

  Note: Most of these tags **can** be used within HTML documents; exceptions are noted.

- Wide table tags (over 80 characters wide), Table 5-4: Wide Table Tags (Over 80 Characters Wide)

  Note: These tags **cannot** be used within HTML documents.

Notes: (1) For information on formatting tables wider than 80 characters, see Table 5-4.

(2) For information on using the module capability of EDGAR, see Section 5.3, Preparing or Referencing Module and Segment Documents.

(3) For information on using the segment capability of EDGAR, see Section 5.3.2.1, How EDGAR Handles Segments.

Table 5-3: Internal Text Tags (For Other Than Wide Tables)

Tag #	Tag	Example Of Value To Be Inserted	Definition (Limits of Field)
1.	<MODULE>	No value required.	Marks the beginning of information identifying a Type 1 module, previously submitted, that you wish to be part of your current submission.
1.1	<NAME>	FINANCES_98	Name of the module to be included. Must follow the <MODULE> tag (Field up to 15 characters).
1.2	<CIK>	1234567890	CIK of the filer who previously submitted the module. Must be nested with the tag <MODULE> (Field up to 10 characters)
1.3	<CCC>	x21234@1	CCC of the filer who previously submitted the module. Must be nested with the tag <MODULE> (Field 8 characters).

Tag #	Tag	Example Of Value To Be Inserted	Definition (Limits of Field)
1.4	</MODULE>	No value required.	A required tag marking the end of module identification information. **Note:** When the applicable CIK and CCC are those of the primary registrant, **then** the module may be inserted using only the begin module tag, the name value, and the end module tag (e.g., <MODULE> FINANCES_94 </MODULE>).
2	<F1> . <F99>	No value required.	Creates a searchable marker for notes about text. May be used in pairs (e.g., <F1> in the text and a corresponding <F1> at the applicable foot or end note; any number from 1 through 99 is acceptable). **Note:** This tag cannot be used within an HTML document.
3	<R>	No value required.	Indicates the beginning of redlined (revised) information.
4	</R>	No value required.	Indicates end of redlined information. <R> and </R> are used to "surround" revised information. To indicate deleted information, use <R> </R> together. **Note:** When you are required to redline information, you should insert the tag <R> before and </R> following a paragraph which contains changes. HTML documents may be marked to show changed materials within paragraphs. You need not redline changes to financial statements and notes.
5	<PAGE>	No value required.	Indicates where a new page should begin in a document, if you wish to force a specific page break.
6	<SEGMENTS>	OPINION1 ACCOUNT-TX	Used in a master segment to reference subordinate Type 1 segments. You may use it within the text of a document to place additional text submitted as a segment, or between documents to place a subordinate segment submitted as a complete document (Field for each segment name up to 15 characters - names must be separated with white space or tagged separately; no white space used within the name).
7	</SEGMENTS>		Marks the end of a segment reference.

Note: Type 2 modules and segments do not require internal document tags. These documents are referenced on the Module/Segment page of the submission templates. EDGAR then includes the documents with your submission while it is being processed.

Table 5-4: Wide Table Tags (Over 80 Characters Wide)

Note: The following information is **not** applicable to HTML documents.

Tag #	Tag	Example of Value to be Inserted	Definition (Limits of Field)
1	<TABLE>	No value required.	Marks the beginning of information wider than 80 characters per line but not wider than 132 characters per line. Two <S> or two <C> tags, or one of each, are required with each use of the <TABLE> tag or EDGAR will suspend the submission.
1.1	<CAPTION>	No value required.	Marks the start of text that will serve as headings for columns.
1.2	<S>	No value required.	Marks the start of a stub (the left angle bracket is aligned with start of the stub).
1.3	<C>	No value required.	Marks the start of a column of data (the left angle bracket is aligned with the farthest left character of the column of data). Multiple columns require multiple tags.
1.4	<FN>	No value required.	Denotes (and separates) the numerical data in a table from its footnotes.
1.5	</TABLE>	No value required.	Marks the end of a table, and return to lines no wider than 80 characters.

Caution: If lines of text exceed 80 characters in width in ASCII documents, you must use the <TABLE>, <S>, <C>, and </TABLE> tags. We encourage you to also use the tags in tables less than 80 characters wide. The <S> and <C> tags must appear on a separate line between the column headings and the data. If you use the <FN> tag, it must appear on a separate line between the last line of data and the footnote or table description.

For more information on using tags for tables; see Section 5.2.1.4.1, Table Tags.

5.2.1.4 Guidelines for Presentation of Tables

Our specifications for formatting electronic filings require that lines of text in ASCII/SGML documents not exceed 80 characters. The only exception to this limitation is information submitted in a table or column format, which must comply with the following guidelines:

- You must include information wider than 80 characters between the tags <TABLE> (begin table tag) and </TABLE> (end table tag).
- You can use no more than 132 characters per line (row).
- You may introduce column headers by a line having the optional tag <CAPTION> appearing on the otherwise blank line (row) preceding column headings. See the examples in the next section.
- The row preceding columnar information must consist of tags designating where columns of information will begin (where tabs are set in word processing programs or where columns begin in a spreadsheet program):
  - Use the <S> tag to designate the leading (left) edge of the "stub" (sometimes referred to as the legend or key), or columns of non-numeric information (see examples in the next section);
  - Use the <C> tag to designate the leading (left) edge of each column of information (at least one column to the left of the < (left angle bracket) of the tag <C> must be blank in all rows of the table up to the next presentation tag, e.g., <CAPTION>, <FN>, or </TABLE>);
  - You must use at least two <S> or <C> tags, or one of each, with each use of the <TABLE> tag or EDGAR will suspend the submission
- The row preceding any explanatory or footnote material should include the tag <FN> (see Example I in the next section).

Refer to the following examples for guidance on using table tags in a variety of table styles.

5.2.1.4.1 Table Tags

The following list contains the tags that apply for inserting a table in your EDGAR filing, module, or segment document:

List of tags used in the following example:

<TABLE>	Tag is placed before the wide text of the table.
<CAPTION>	Tag is placed following the wide text and preceding first line of columnar captions.
<S>	Tag is placed at leading edge (left margin) of stub information.
<C>	Tag placed at leading edge (left margin) of each column. The column at the immediate left of the < must be free of any characters between the < and the preceding column on all rows.
<FN>	Tag preceding the footnote tag <F#>.
<F1>, <F2>, etc.	Tag preceding the footnote information.

</FN> Tag following the last line of footnote information.

</TABLE> Tag following the last line of wide information, including footnotes where they apply.

If you downloaded this manual from the SEC's Public Website, print the following examples at 132 characters per line, or print using condensed type. These examples, and the tags within them, do **not** apply to HTML documents. See Section 5.2.2, HTML, for examples and information regarding HTML documents and tags.

Example I --Table Appearing within Textual Discussion (wide text included as part of textual presentation):

```
<TABLE>
Selected Financial Data
<CAPTION>
                                                            Six Months Ended
                        Fiscal Year Ended June 30,          December 31,
                        ----------------------------------- -----------------
                        1998   1999       1995   1996  1997   1996   1997
                          (in thousands, except per share data)
<S>                     <C>    <C>        <C>    <C>   <C>    <C>    <C>
Financial Condition:
Total Assets            1,754  1,124<F1>  766    756   5,029  1,165  5,431
Long-Term Debt          200    200        268    207   303    125    174

Results of Operations:
Net Sales               0      0          0       0    1,347   0      898
Income (Loss) from      1,053) (935)     (892)   (613) (339)  (367)  (244)
  Continuing Operations
Income (Loss) Per       (.03)  (.03)     (.02)   (.01)  .00    .00    .00
  Share from
  Continuing Operations
Cash Dividends          0       0         0       0       0    0       0
  Per Share
<FN>
<F1>
This footnote refers to a particular item that has been tagged in the table.
It must, however, follow the footnote tag as shown.
</FN>
</TABLE>
```

Example II -- Table With Tabular Data-Series Market and Trading Information

```
<TABLE>
xyy's common stock and series A and B preferred stock are quoted on the NASDAQ/NMS.
The following tables show for the periods indicated the high and low closing sales
prices for such securities.
<CAPTION>
                         Common Stock
              19xx                    19xx                    19xx
Quarter       High        Low        High        Low         High        Low
              ____       ______     ______      ______      ______      ______
<S>          <C>         <C>        <C>         <C>         <C>         <C>
First        22 1/2       6 3/4     22 1/4      23 1/2      26 1/8      23 5/8
Second       12 5/8       6 1/2     25 5/8      24 1/2      25 5/8      24 1/2
Third        11           2         25 1/4      24 1/8      25 5/8      24 5/8
Fourth       25          21 1/4     25 1/2      25 1/2      23 1/2
<CAPTION>
                         Series A Preferred Stock
              19xx                   19xx                   19xx
Quarter       High        Low        High        Low        High         Low
             ______      ______     _____       _____       _____       _____
<S>           <C>         <C>        <C>         <C>        <C>         <C>
First         33 1/2      17 3/4     7 1/4       33 1/2     26 1/8      23 5/8
Second        32 5/8      15 1/2     34 5/8      32 1/2     25 5/8      24 1/2
Third         22          12         31 1/4      34 1/2     25 1/2      23 1/2
Fourth        29          25         31 1/4      34 1/2     25 1/2      23 1/2
<CAPTION>
                         Series B Preferred Stock
              19xx                    19xx                   19xx
Quarter       High        Low         High        Low        High        Low
             ______      ______      ______      _____      ______      ______
<S>           <C>         <C>         <C>         <C>        <C>         <C>
First         53 1/2      34 3/4      57 1/2      53 1/2     46 1/8      43 5/8
Second        52 5/8      35 1/2      54 5/8      52 1/2     45 5/8      44 1/2
Third         42          32          50 1/4      51 1/8     45 5/8      44 5/8
Fourth        49          45          51 1/4      54 1/2     45 1/2      43 1/2
</TABLE>
```

Note: The <CAPTION>, <S>, and <C> tags are repeated to indicate insertion of new captions.

5.2.2 HTML

5.2.2.1 Overview

The following instructions tell how you can prepare EDGAR-acceptable electronic submissions documents formatted in Hyper-Text Markup Language (HTML) versions 3.2 or 4.0. For additional help with the preparation of electronic submissions, contact Filer Support at (202) 551-8900.

HTML is a markup language you can use to create documents that are portable from one platform to another. It is a powerful data representation method that enhances the way you can represent public information, and the way our analysts and other end-users digest information throughout EDGAR.

The "tagging" language of HTML 3.2 and 4.0 was adopted and maintained by the World Wide Web Consortium (W3C). Even though HTML 4.0 is accepted worldwide, HTML 3.2 is the only "standardized" version of HTML. In general, HTML documents are SGML documents with generic semantics that are appropriate for representing platform-independent information from a wide range of applications. Please see the following W3C web page for a complete tag and attribute specification and document type definition (DTD) for HTML 3.2:

(*http://www.w3.org/TR/REC-html32*)

For EDGAR, we have expanded the options that can be used with HTML, including HTML documents with locally referenced JPEG and GIF graphics via the <IMG SRC=> tag. HTML documents may also contain <A HREF=> references to other local HTML and ASCII/SGML documents within the submission. In addition, <A HREF=> tags may reference previously filed submissions on the "(*http://www.sec.gov/Archives/edgar/data/*)..." repository from within HTML documents attached to the submission.

HTML 3.2/4.0 document format is another official option you may use to create your documents. HTML documents, like their ASCII/SGML text and unofficial PDF counterparts, are attached to submissions and submitted as part of a submission via the Internet, or direct transmission (PPP or Leased Line).

You can use HTML editors (e.g., MS FrontPage, etc.) and/or versions of word processors (e.g., MS Word 97, Word Perfect 7.0, MS Excel 97, etc.) that support a "Save as HTML" option. Please note that these tools may not save your document in SEC-acceptable HTML 3.2/4.0 format. EDGAR accepts only documents that you have formatted using a subset of the HTML 3.2 semantics (tags) and some HTML 4.0 attributes, as recommended and standardized by the W3C. Due to the SEC's limited support of HTML, EDGAR enforces the following restrictions relative to all HTML documents that are included in an EDGAR submission:

- No Active Content (i.e., <APPLET>, <OBJECT>, <SCRIPT>, etc.)
- No External References, except for <A HREF=> links to previously filed submissions on the SEC's Public Website. (i.e., <A HREF="http://www.sec.gov/Archives/edgar/data/***">)

  Note: If your HTML document contains any active content, or unsupported external references, your entire submission will be suspended.

- Local references to other files within the submission via the <A HREF="....."> tagging construct are allowed. All links within the submission must be resolved locally for EDGAR to accept your submission.
  Exception: Links to private documents, i.e., cover or correspondence, are not allowed.
- No reference to Type 1 modules or segments
- No nested <TABLE> tags
- JPEG and GIF graphic files, and no other formats, may be attached to submissions and referenced from within HTML documents via the <IMG SRC="..."> tag. All graphic links within the submission must be resolved locally for EDGAR to accept your submission.

- N-SAR and 13F documents are not accepted in HTML format
- HTML documents are identified by the ***.htm** filename extension, which will follow any pre-<HTML> comment tags (i.e., <!DOCTYPE >). The <HTML> tag is considered an optional tag within ***.htm** documents.
- In order to properly link documents within a submission, all linked documents must be named exactly as they are linked.

  Note: You must provide a filename in the following format:

  [Maximum 32 characters (including suffix); use “a-z“ characters (lower case, only), 0-9 (but **NOT** for the first character), no spaces or special characters, at most one ‘.’, ‘-’, or ‘_’ char, and the extension must be ***.htm**, ***.txt**, ***.pdf**, ***.fil**, ***.gif**, ***.jpg**]

  Warning: Except for CORRESP submissions, graphic files associated with non-public HTML documents (i.e., cover) will be immediately disseminated even though the non-public document will not.

- You may also use the EDGARLink Error Check, but if an error is found you must use your HTML authoring tool to edit your documents.
- Always review your submission documents separately through a browser before you transmit it to EDGAR.

  Note: Ownership forms do not use EDGARLink, but this tool may be used to verify the format of any attached documents.

EDGAR will **NOT** accept any TEST or LIVE submissions that have attached HTML documents with unacceptable content, as described above. Each HTML document within an EDGAR submission must be "resolvable", that is all links (if any) must be to other HTML, Graphics, ASCII, or SGML within the same submission (with the single exception being <A HREF=> references to the “(*http://www.sec.gov/Archives/edgar/data/*)..” website).

Graphics will be attached as documents (like PDF documents). All documents with acceptable content will be disseminated with a <FILENAME> tag and value (up to 32 characters) in order to identify the document properly for internal references (if any).

We recommend that you assemble your HTML and other documents in a single directory and test view them in a browser before you attach them to your submission. All HTML documents should be compatible with a Microsoft Internet Explorer (MSIE) 3.0+ or Netscape 3.0+ browser. As part of our receipt and acceptance process, we will be extracting all of your attached documents and graphics to a single directory and check all references for inconsistencies and errors. We estimate that submissions with HTML document and graphic content will increase the average submission size by about 70-150 percent, depending on your use of HTML 3.2/4.0 formatting techniques.

5.2.2.2 Acceptable HTML Document Tags

Due to the EDGAR restrictions described previously, EDGAR will accept only a subset of the HTML 3.2/4.0 tagging standard. The following table lists the set of acceptable HTML document header tags available to you.

Note: All HTML attributes are supported for each HTML tag listed, unless otherwise specified.

Document Tags	Definition
<HTML>	Identifies text as an HTML document
<!--> or <! DOCTYPE>	Comment -- does not appear in the browser, only in the HTML source code <!DOCTYPE> tag is used to identify which HTML standard is used by the HTML text. **Note:** These tags may appear in-between the <TEXT> and <HTML> tags.
<BODY>	Signifies the body of the HTML document **Note:** The BACKGROUND attribute is not supported for this tag.
<HEAD>	Signifies header information for an HTML document
<ISINDEX>	Signifies that the document is an index for a search engine
<META>	Extended information to be included in the document header **Note:** The HTTP-EQUIV attribute is not supported for this tag.
<TITLE>	Title of document displayed at the top of the browser

5.2.2.3 Acceptable HTML Tags Within a Document Body

Due to the EDGAR restrictions described previously, EDGAR will accept only a subset of the HTML 3.2/4.0 tagging standard. The following table lists the set of acceptable HTML document "body" tags (tags that change the appearance of the text when displayed by a browser) that are available to you.

Note: All HTML attributes are supported for each HTML tag listed, unless otherwise specified.

Document Body Tags	Definition
&#...	Escape Sequences – Used to display characters normally reserved (such as “<”) as plain text in the HTML document
<A>	Anchor/Hyperlink **Note:** For the attribute HREF, the following references are supported: • References to other PUBLIC HTML, ASCII/SGML or PDF documents within the submission (i.e., <A HREF="ex-99.htm">) • References to submissions stored at *http://www.sec.gov/....* locations (i.e., <A HREF="http://www.sec.gov/Archives/edgar/data/...">) • Bookmark (internal) references will be supported] • (i.e., <A NAME=“linkanchor”> and <A HREF=#linkanchor>)] All other uses of the HREF attribute are not supported and illegal, including non-local references, the use of the “TARGET” attribute, and the “mailto:” and “ftp:” designations.
<ADDRESS>	Address -- usually italicized
<B>	Bold
<BIG>	Big Text -- increases font size
<BLOCKQUOTE>	Block Quote -- usually indented
 	Line Break
<CAPTION>	Caption -- can only be used with tables
<CENTER>	Centers elements between tags
<CITE>	Citation
<CODE>	Code
<DD>	Definition
<DFN>	Definition -- same as using **<I>**
<DIR>	Directory List
	Division -- helps separate a document into parts
<DL>	Definition List -- used with **<DT>** and **<DD>**
<DT>	Definition Term
<EM>	Emphasized -- similar to using Bold
<FONT>	Allows alteration of font contained within tags
<H1>	Heading 1 -- largest heading size
<H2>	Heading 2
<H3>	Heading 3
<H4>	Heading 4
<H5>	Heading 5
<H6>	Heading 6 -- smallest heading size

Document Body Tags	Definition
<HR>	Horizontal Rule -- displays a thin line across the page for separation of text
<I>	Italics
<IMG SRC=>	Image reference [**Note:** Only local JPEG and GIF graphic files may be referenced (i.e., <IMG SRC="graph10q.gif"> or <IMG SRC="graph10q.jpg">)] The attributes DYNSRC, LOOP, LOOPDELAY, START, and CONTROLS are not supported for this tag.
<KBD>	Keyboard -- pre-formatted text
<LI>	List Item -- used by **<DIR>**, **<MENU>**, **<OL>**, and **<UL>**
<LISTING>	Listing -- same as using **<PRE>**
<MENU>	Menu List
<OL>	Ordered List -- includes numbers
<P>	Paragraph
<PLAINTEXT>	Plain Text
<PRE>	Pre-formatted Text
<SAMP>	Sample -- uses a fixed-width font and is same as using **<PRE>**
<SMALL>	Small Text -- decreases font size
<STRIKE>	Strikethrough
<STRONG>	Strong -- similar to using Bold
<SUB>	Subscript
<SUP>	Superscript
<TABLE>	Table **Note:** EDGAR will not accept or disseminate HTML documents with nested **<TABLE>** tags.
<TD>	Table Data or Cell
<TH>	Table Header -- displayed in bold
<TR>	Table Row **Note:** The WIDTH attribute supports percentage (%) values as well as pixel values.
<TT>	Teletype -- uses a fixed-width font and is same as using **<PRE>**
<U>	Underlined
<UL>	Un-ordered List -- bullets only
<VAR>	Variable -- uses a fixed-width font and is same as using <PRE>
<XMP>	Example -- same as using **<PRE>**

Please see APPENDIX A, Messages Reported by EDGAR, for a listing of various errors and warnings associated with the processing of HTML documents within EDGAR.

Note: The **<CAPTION>** and **<TABLE>** tags are currently used within ASCII/SGML EDGAR documents and also used in HTML documents but they are “visually” interpreted differently.

5.2.2.4 HTML Tags that are NOT Supported by EDGAR

EDGAR will suspend and not disseminate submissions with the following HTML tags:

<ACRONYM>	<APPLET>	<AREA>
<BASE>	<BASEFONT>	<BDO>
<BUTTON>	<COL>	<COLGROUP>
<DEL>	<FIELDSET>	<FORM>
<FRAME>	<FRAMESET>	<IFRAME>
<INPUT>	<INS>	<LABEL>
<LEGEND>	<MAP>	<META HTTP_EQUIV…>
<NOFRAMES>	<NOSCRIPT>	<OBJECT>
<OPTION>	<PARAM>	<Q>
<S>	<SCRIPT>	<SELECT>
<SPAN>	<STYLE>	<TBODY>
<TEXTAREA>	<TFOOT>	<THEAD>

*All other tags not represented in Section 5.2.2.3, Acceptable HTML Tags Within a Document Body.

5.2.2.5 Acceptable Attributes for EDGAR HTML Tags

Due to the EDGAR restrictions described previously, only a subset of the HTML 3.2/4.0 tag attributes are accepted by EDGAR. The following table lists the set of acceptable HTML tag attributes that you can use.

Note: Many of the following attributes are supported passively only since their primary function may be to support actions that are restricted by EDGAR. Refer to any HTML 3.2 reference book for actual values available for these attributes.

Attribute	Description	Parent Tag(s)
align	Align text	<H1>-<H6>, <HR>, <P>, <CAPTION>, , <TABLE>, <TD>, <TH>, <TR>
alink	Highlight color when hypertext links are used	<BODY>
bgcolor	Background color of the document body	<BODY>, <TABLE>
border	Thickness of the table border	<TABLE>
cellpadding	Sets the spacing between the border and the content of the table cells	<TABLE>
cellspacing	Sets the spacing between the cells in a table	<TABLE>
class	Space-separated list of classes	MANY
clear	Moves down past floating images on either margin	
color	Sets the color of the text	<FONT>

Attribute	Description	Parent Tag(s)
colspan	Causes the cell to span a number of columns	<TD>, <TH>
compact	Render lists in a more compact style	<DIR>, <DL>, <MENU>, <OL>, <UL>
content	Associated information	<META>
dir	Direction of text	MANY[1]
height	The height of a cell in pixels or percentage of screen height	<TD>, <TH>
href	Link to another document	<A>
id	Document-wide unique id	MANY
lang	Language specification	MANY
link	Color used to stroke the text for unvisited hypertext links.	<BODY>
name	Meta-information name or link name	<META> or <A>
noshade	Display as a solid rule	<HR>
nowrap	Prevents word-wrapping within a cell	<TD>, <TH>
prompt	Specifies a prompt string for an input field	<ISINDEX>
rel	Forward link types	<LINK>, <A>
rev	Reverse link types	<LINK>, <A>
rowspan	Causes the cell to span a number of rows	<TD>, <TH>
size	Amount of space assigned for an input field	<HR>, <FONT>
src	Graphic reference	<IMG>
start	Starting sequence number	<OL>
style	Associated Style info	MANY
text	Color used to stroke the document's text	<BODY>
title	Advisory title string	<LINK>
type	Style of bullet	<LI>, <OL>, <UL>
valign	Sets the vertical alignment of the content within a cell	<TD>, <TH>, <TR>
vlink	Color used to stroke the text for visited hypertext links.	<BODY>
width	Width of a column in pixels or percentage of screen width	<HR>, <TABLE>, <TD>, <TH>

[1] Many HTML tags use this attribute.

5.2.2.6 Extended Character Sets within HTML Documents

Within HTML documents, extended-ASCII characters (i.e., the British Pound Sterling symbol, £, and the Japanese Yen symbol, ¥) can be represented by their ISO-8859-1 (Latin 1) decimal character reference specification. The Pound Sterling symbol (£) can be represented by the following character string: **&#163**. The Yen symbol (¥) can be represented by the following character string: **&#165**. Many W3C-certified websites contain complete ISO-8859-1 extended character reference listings, like the sample from *http://www.htmlhelp.com/reference/charset* below. Please note that EDGAR will suspend a submission that contains an extended ASCII character. EDGAR will support extended character references only.

A partial listing of Relevant ISO-8859-1 Extended Character References for SEC HTML documents includes:

Description	Hex	Character Reference (Dec)	Entity Name	Symbol
small italic f, function of, f florin	83	ƒ	ƒ	ƒ
low horizontal ellipsis	85	…	… &ldots;	…
dagger mark	86	†	†	†
double dagger mark	87	‡	‡	‡
letter modifying circumflex	88	ˆ		ˆ
per thousand (mille) sign	89	‰	‰	‰
capital S caron or hacek	8A	Š	Š	Š
left single angle quote mark (guillemet)	8B	‹	‹	‹
capital OE ligature	8C	Œ	Œ	Œ
round filled bullet	95	•	•	●
trademark sign	99	™	™	™
small s caron or hacek	9A	š	š	š
right single angle quote mark (guillemet)	9B	›	›	›
small oe ligature	9C	œ	œ	œ
capital Y dieresis or umlaut	9F	Ÿ	Ÿ	Ÿ
non-breaking space	A0			
inverted exclamation mark	A1	¡	¡	¡
cent sign	A2	¢	¢	¢
pound sterling sign	A3	£	£	£
general currency sign	A4	¤	¤	¤
yen sign	A5	¥	¥	¥
section sign	A7	§	§	§
spacing dieresis or umlaut	A8	¨	¨ ¨	¨
copyright sign	A9	©	©	©

Description	Hex	Character Reference (Dec)	Entity Name	Symbol
feminine ordinal indicator	AA	ª	ª	ª
left (double) angle quote (guillemet)	AB	«	«	«
registered trademark sign	AE	®	®	®
spacing macron (long) accent,	AF	¯	¯	¯
degree sign	B0	°	°	°
plus-or-minus sign	B1	±	±	±
superscript 2	B2	²	²	²
superscript 3	B3	³	³	³
spacing acute accent	B4	´	´	´
micro sign	B5	µ	µ	µ
middle dot, centered dot	B7	·	·	·
spacing cedilla	B8	¸	¸	¸
superscript 1	B9	¹	¹	¹
masculine ordinal indicator	BA	º	º	º
right (double) angle quote (guillemet)	BB	»	»	»
fraction 1/4	BC	¼	¼	¼
fraction 1/2	BD	½	½ ½	½
fraction 3/4	BE	¾	¾	¾
inverted question mark	BF	¿	¿	¿

Your HTML editor may use the "Entity-Name" (i.e., **&yen**) of the character you wish to reference rather than the standard character reference. Either technique may be used within an HTML document that is attached to an SEC submission.

To represent ASCII/SGML tagging phrases within an HTML document, use the following identifiers for the reserved characters "<" and ">": **&lt** for "<", and **&gt** for ">". This will prevent the browser from misinterpreting the characters for display purposes. Please note that the **<R>** tag can be represented either directly as **<R>** or indirectly as **&ltR&gt**. For all other uses of the reserved "< >" characters, you can also use their ISO-8859-1 representation.

5.2.2.7 Template for an Attached HTML Document

The following is an acceptable template for an attached HTML document.

Note: All documents are attached to page two of the submission template.

```
<HTML>
<HEAD>
            {Head tags and text }
</HEAD>
<BODY>
```

```
     {HTML body tags and text...........}
</BODY>
</HTML>
```

5.2.2.8 ASCII or SGML Functionality to be Preserved within HTML Documents

EDGAR allows you to use several ASCII or SGML tags within HTML documents, primarily to preserve existing functionality. Details on the use of these tags can be found in Section 5.2.1.3, Using Tags in Attached Documents. However, in HTML documents you cannot use all of the tags that can be used in ASCII documents. The following ASCII/SGML tagging functions are preserved in HTML documents:

- **Paging**

  EDGAR allows the ASCII or SGML **<PAGE>** tag within HTML documents, even though common browsers and HTML 3.2 do not support this tag. You may need to use this tag to differentiate pages to end-users.

- **Redlining**

  HTML documents may be marked to show changed materials within paragraphs; however, only one set of redline tags (the begin and end redline) may be on a text line. Press Enter or Return after each ending redline tag (</R>). In addition, do not use font tags within a set of redline tags.

  EDGAR allows you to use the ASCII or SGML **<R>** and **</R>** tags within HTML **documents**, even though this tag is not supported by common browsers and HTML 3.2. You may want to use this tag set to highlight sections of text for us. Sections of your submission text that you mark with these redlining tags will be highlighted for our staff in **BOLD** Magenta color in order to differentiate that section of text from other non-redlined sections.

  The <**R**> and </**R**> tags can also be represented as **&ltR&gt** and **&lt/R&gt**, respectively. Either format will signify a redline request to EDGAR. The redline tags within the HTML document are not disseminated to the public. Each redline tag character will be replaced by a blank character (‘ ‘) before the submission is disseminated. The blanks will not be visible from the browser but will be visible in the HTML source code.

Important: If you do not form your redline tags correctly, the tags can appear in your disseminated filing.

Sample HTML document with Redline tags:

```
<HTML>
...
...
<p align="center"><strong>TESTFILE COMPANY </strong></p>
<p align="center"><strong>NOTES TO FINANCIAL STATEMENTS </strong></p>
<p align="center"><strong>September 30, 1999</strong></p>
<p> </p>
```

```
&ltR&gt
<p>Note 1. Summary of Significant Accounting Policies</p>
&lt/R&gt
...
...
</HTML>
```

You may wish to submit HTML documents, or parts of HTML documents, before you file your submission or master segment. EDGAR allows only Type 2 (full document) modules and segments in HTML format. You may create them exactly as you would create ASCII/SGML modules and segments. See Section 5.3 for more information on modules and segments. You would attach your Type 2 module or segment to your "Master" submission template by selecting the Module/Segment Reference page.

5.2.2.9 ASCII or SGML Functionality Not Supported within HTML Documents

EDGAR will **NOT** support the following ASCII or SGML document tags within an HTML document that is submitted to EDGAR as part of a Live or Test submission:

<S>
<C>

Since tables are interpreted differently in HTML, the **<S>** and **<C>** tags are NOT accepted.

Warning: The presence of an **<S>** or **<C>** tag in an HTML document will cause EDGAR to suspend the submission.

EDGAR will also **NOT** support the following ASCII or SGML footnote tags within an HTML document that is submitted to EDGAR as part of a Live or Test submission.

<FN>
<F1>
<F2>, etc.

Warning: The presence of a footnote tag in an HTML document will cause EDGAR to suspend the submission.

You can simulate a footnote using the **<SUP>** and **<SUB>** tags with an internal **<A href=#xxxx >** hyperlink. This technique allows browser users to reference any footnote information easily.

5.2.2.10 SEC Recommendations on Preparing Submissions with HTML Documents

The following are specific SEC recommendations concerning the creation of SEC-approved HTML documents:

- **We strongly recommend** that you prepare your HTML documents so that they are easily understood and viewable on a 15” monitor with 800x600 resolution. Since browsers can adjust HTML documents according to monitor size, we strongly encourage you to adhere to this recommendation in order to avoid unwanted variance in your HTML document presentation to the end-user. Please

use color combinations for background and text in your submission documents, which will enable us to print them in black-and-white successfully once we have received them in-house. Also, EDGAR will not verify proper HTML tag ordering. Improper tag nesting (except for the <TABLE> tag) and interleaving will not cause EDGAR to suspend your submission. In order to verify EDGAR acceptance of your submission, you should always error-check your submission through EDGARLink or by submitting a TEST version of your submission to EDGAR before you submit your LIVE version.

- Your submission, including all attached documents, must not exceed 100 MB. Files containing HTML material may be large and can take considerable time to transmit electronically. These files can also consume relatively large amounts of storage space. Please consult your HTML editor manuals when you create your HTML documents in order to present their content efficiently.
- No "Active Content" that may compromise the integrity of submissions with us may be present (or referenced from) within any HTML document submitted to us. The use of the following web technologies are not allowed within EDGAR documents: embedded Java applications, Java applets, JavaScript (ECMAScript), VBScript, Perl scripts, PostScript, PDF application links, binary executable files, Shockwave and ActiveX. Since this technology is evolving rapidly, no list can include all excluded technologies. EDGAR will suspend all submissions containing HTML documents with Active Content.
- EDGAR support for HTML documents allows you to enhance the appearance of your submissions through the use of locally referenced graphical image files in ***.gif**, and ***.jpg** formats only. Please note that only GIF and JPG graphic files are supported. EDGAR will suspend any submission that contains a non-GIF/JPG <IMG> reference. This external reference support is expected to enhance and clarify the presentation of information in EDGAR submissions significantly. When adding graphics we recommend the following actions to limit the size:
    - ◊ Make image dimensions as small as possible
    - ◊ Use thumbnail versions of images
    - ◊ Save GIFs with natural color gradients as JPEGs
    - ◊ Increase the amount of JPEG compression
    - ◊ Use fewer bits per pixel to store the image
    - ◊ Adjust image contrast
    - ◊ Suppress dithering
- EDGAR does not provide functionality to scan submissions for "extraneous" information included manually, or by HTML authoring or other tools. Sometimes an authoring tool can insert a tag sequence that can actually cause EDGAR to suspend your submission. For instance, MS Word 97 may insert the <META HTTP-EQUIV="xxxxxxx"> tag into your document when you select the "Save as HTML" option. You should review your submissions and remove any extraneous content prior to submission. Information inserted in HTML files by various HTML authoring tools may include, but is not limited to:
    - ◊ The name and version of the tool
    - ◊ The identification of the user of the authoring tool
    - ◊ The company to whom the tool is registered

  - ◊ The dates of file creation and modification
  - ◊ Change tracking markup and edited/deleted text, references, etc.
  - ◊ Editorial comments
- Since you may be using an authoring tool that includes unacceptable HTML 3.2/4.0 tags or attributes, you may also need to run your submission through an HTML 3.2 validator. Be aware that you may need to edit the HTML source, if necessary. We do not provide an HTML 3.2 validator, and we suggest that you check the W3C Web page for the location and availability of these validators.

5.2.3 Unofficial PDF

5.2.3.1 Overview

The following instructions tell how you can prepare EDGAR-acceptable electronic filings with attached Portable Document Format (PDF) documents. Unofficial PDF documents can be used with submissions created using EDGARLink. OnlineForms does not support this unofficial document format. For additional help with the preparation of electronic submissions, contact Filer Support at (202) 551-8900.

PDF is a robust markup language and an open de facto standard, developed by Adobe Systems Incorporated, for worldwide electronic document distribution. PDF allows you to create graphic-intensive documents that are portable from one platform to another. It preserves all of the fonts, formatting, colors, and graphics of any source document, regardless of the application and platform used to create it. Once you have converted a document from its original format to PDF format using Adobe's Acrobat tool, the PDF document can be shared, viewed, navigated, and printed exactly as intended by anyone using Adobe's Acrobat Reader. This powerful data representation method can enhance the way you can present public information, and the way our analysts and other end-users digest information throughout EDGAR.

For a complete set of supporting technical documents and specifications for PDF, please see the following website:

(*http://partners.adobe.com/asn/developer/technotes.html*)

PDF documents submitted to EDGAR are unofficial copies of an official document (in ASCII/SGML text or HTML format). Unofficial PDF documents may not be submitted to EDGAR without their official ASCII/HTML versions and they must follow the official filing when attached in the submission. EDGAR will suspend any filing containing only PDF documents.

PDF documents contain a mix of binary and ASCII content. As with any attached document, EDGAR will encode (MIME) PDF documents when they are attached to an official filing. Any official document within a filing may have one supplemental unofficial PDF document also attached within the *same* submission.

The media by which you may submit PDF documents are the same as for other EDGAR filings. Currently, you can submit filings via direct dial transmission, Internet, or Leased Line. The Filer Manual details each type of media transmission and in the Leased Line Specification Document, respectively. Your submission, including all attached documents, must not exceed 100 MB. You should consider the possible negative upload and end-user access ramifications of attaching a large PDF document to your filing. On average, submissions with PDF documents attached will increase your average filing size by about 200-400 percent. Also, we strongly recommend that you use color combinations for background and text in your submission documents, which will enable us to successfully print them in black-and-white once we have received them in-house.

5.2.3.2 EDGAR Support Restrictions for PDF

As with its HTML support, EDGAR enforces several restrictions on the PDF standard. The following restrictions are enforced for all unofficial PDF documents that are included in an EDGAR submission:

- No Active Content (Actions, embedded JavaScript, etc.) is allowed
- No External References (Destinations, Hyperlinks, etc.) are allowed
- PDF documents must have an official ASCII/SGML or HTML counterpart (a “twin” document in official format) within the filing

If EDGAR detects a formatting, encoding, or content problem within an attached PDF document, EDGAR will raise a warning about the issue but will NOT automatically suspend the filing. EDGAR will discard the unofficial PDF document from the official LIVE/TEST filing and will accept and disseminate the remainder of the filing normally. If this situation occurs, you will receive a notification containing the warning that the PDF document was discarded before dissemination.

EDGARLink attaches a PDF document to a filing in a similar manner as it attaches an ASCII/SGML or HTML document.

5.2.3.3 Module/Segment Processing with PDF Documents

EDGAR provides limited support for PDF documents as part of module or segment processing. Type 1 modules or segments (partial documents) are not allowed in PDF format. Only Type 2 modules or segments (complete documents) can be submitted in PDF format. You may want to submit your PDF documents before submitting the rest of your filing because of large filing transmission issues. Through the use of modules/segments, EDGAR can assemble these large documents into the filing at the Host, without delaying the receipt of the entire filing.

As with any other kind of Type 2 module or segment submission filed with EDGAR, you may include a complete PDF document as an attachment to a module or segment submission template, Template #5.

A master submission may reference the PDF module or segment in a normal Type 2 fashion by using the Attached Documents page of the submission templates.

5.2.3.4 ASCII/SGML Functionality Not Supported Within PDF Documents

EDGAR will **NOT** support any ASCII/SGML tags within the PDF document text. These documents will not be properly processed by EDGAR and may be removed.

5.2.4 Unofficial XBRL

The following instructions provide guidance on the preparation, submission, and validation of EDGAR-acceptable electronic filings with attached eXtensible Business Reporting Language (XBRL) documents. OnlineForms does not support this unofficial document formats. For additional clarification and/or information, contact Filer Support at (202) 551-8900.

5.2.4.1 Overview

Use of XBRL is increasing around the world as a mechanism for electronic exchange of financial and business information. The Securities and Exchange Commission (SEC) has decided to implement a voluntary program to assess the usefulness of data tagging in general and XBRL in particular. XBRL is an XML-based language that is being developed by an international consortium. It provides a standard approach that filers can use to prepare, publish, exchange, and analyze business reports and statements.

The XBRL portion of a submission is comprised of two major components:

1. One or more instance documents, which contain actual data and facts
2. One or more taxonomies which are comprised of:
    a. One or more schema documents, which contain the declaration of a set of elements that can be used in the instance document, and
    b. Linkbase files, which identify additional information about the elements in a schema document or establish relationships between the elements in the schema documents. There are five types of linkbases that can be associated with a schema: Label, Definition, Reference, Presentation, and Calculation.

Taxonomies typically fall into one of two categories: standard base taxonomies or company extension taxonomies.

In this voluntary program, filers must use one of the standard US Generally Accepted Accounting Principles (GAAP) Version 2.1 based taxonomies developed by the XBRL consortium as part of the basis for creating their instance document. It is expected that the following taxonomies will be finalized and available for use in the voluntary program:

- Commercial and Industrial Companies (us-gaap-ci)
- Banking and Savings Institutions (us-gaap-basi)
- Insurance Entities (us-gaap-ins)
- Investment Management (us-gaap-im)

The standard US GAAP taxonomies make use of common taxonomy components from the US Financial Reporting Taxonomy Framework; the following taxonomies should be used in conjunction with the US GAAP Taxonomies:

- Primary Terms – Elements (usfr-pte)
- Primary Terms - Relationships (usfr-ptr)
- Financial Services Terms - Elements (usfr-fste)
- Financial Services Terms - Relationships (usfr-fstr)

Filers may also choose to use the Stand Alone Add-on taxonomies provided in the US Financial Reporting Taxonomy Framework, including:

- SEC Certification (usfr-sec-cert)
- Management Report (usfr-mr)
- Accountants Report (usfr-ar)
- Management Discussion and Analysis (usfr-mda)

Filers may use company extension taxonomies in conjunction with the base taxonomies described above as part of the voluntary filing program. Company extension taxonomies are taxonomies that declare concepts and define relationships not included in the standard taxonomy but are required to express the reporting needs of the individual filer. These taxonomies function to supplement the standard taxonomy but may reference elements and constructs in the standard taxonomy.

Filers submitting company-specific extensions should include, at a minimum, label and presentation linkbases for each company-specific taxonomy schema. Since rendering is usually based on the label and presentation linkbases, the filer should ensure that every element declared in a taxonomy schema of a company extension appears in the corresponding label and presentation linkbases. The initial XBRL voluntary filing program will not include a mechanism to render the XBRL reports on the SEC's Public Website; however, we continue to research rendering and other capabilities to provide the XBRL data in a human readable format for investors. These capabilities may be added at a later stage of the voluntary program.

Filers are also expected to submit calculation linkbases as a part of their company extensions to provide rudimentary arithmetic validation. Filers should include only linkbase types that are defined in the XBRL 2.1 specification as a part of their extended taxonomies.

Filers submitting company-specific taxonomy schemas should create a unique targetNamespace name when a unique taxonomy document is intended. Filers should declare targetNamespaces using the format based on the Financial Reporting Taxonomy Architecture (FRTA) 1.0 standard as described below:

Target NameSpace name should be structured as follows:

<scheme>://<authority><path>

The restrictions on the structure are as follows:

- The scheme MUST be http or https.
- The authority issuing the taxonomy MUST control the authority name. For example, www.xbrl.org, www.abccorp.com, or xbrl.abccorp.com.

- The path may contain the following components but MUST include at least the tickerSymbol and the versionDate. For example: /{reportingType}/{industry}/{tickerSymbol/}/{versionDate}

Component	Definition
reportingType	The report type of the company extension taxonomy.
industry	The industry scope of the taxonomy.
tickerSymbol	The ticker symbol of the filer.
cusipNumber	The CUSIP of the filer.
sicCode	The SIC code of the filer.
versionDate	The release date of the taxonomy in ISO8601 format, CCYY-MM-DD. For example, 2004-10-19.

File names of taxonomy schemas and corresponding linkbases must follow the file naming rules. For example, the XBRL file name must not exceed 32 characters and must have an extension of *.xsd or *.xml. The recommended XBRL file-naming format is described below:

Schema files:

{TickerSymbol}-{date}.xsd

Linkbase files:

{TickerSymbol}-{date}_(linkbase).xml

Where linkbase uses the following abbreviations:

Calculation Linkbase	cal
Definition Linkbase	def
Label Linkbase	lab
Presentation Linkbase	pre
Reference Linkbase	ref

For example:

abccorp-20041130_cal.xml
abccorp-20041201_ref.xml
abccorp-20041012.xsd

Schema documents should have an .xsd filename suffix and linkbases should have an .xml filename suffix. All attached linkbases must be in English and stored as separate files using the model provided in the standard.

Filers are strongly encouraged to use the FRTA 1.0 and Financial Reporting Instance Standards (FRIS) 1.0 in the design and creation of their XBRL documents for the voluntary program. These documents provide additional guidance and restrictions beyond the XBRL specification on best practices for creating taxonomies and instance documents. However, non-compliance with FRTA and FRIS will NOT cause XBRL documents to fail XBRL validation.

5.2.4.2 About the EDGAR XBRL “Voluntary” Program

During the initial “voluntary” period that began with EDGAR Release 8.10, the SEC will support unofficial XBRL document attachments to official EDGAR submissions. EDGARLink has built-in support for the attachment of XBRL documents and is the SEC’s recommended tool for assembling EDGAR submissions. Filers that use EDGARLink may attach unofficial XBRL documents to any submission form type within EDGARLink Submission Template #1-3. Each XBRL document (the instance document and any accompanying company-specific extensions) must be an attachment to the official submission and must have a document type of EX-100. A filer using one of the standard US GAAP taxonomies should not attach these files in EDGARLink, as they will be supplied by the EDGAR system. Filers also should note that the XML 1.1, XLINK 1.0, and XBRL 2.1 schema versions should not be attached to their EDGARLink submission, as these standards are already a part of the validation software in EDGAR.

During validation, all XBRL documents within a submission will be checked for conformance to the XBRL 2.1 standard. If any XBRL document in the submission fails validation, EDGAR will remove all XBRL documents from the submission and the filer will receive a generic XBRL warning in their notification message. An XBRL validation failure will not suspend the submission.

In order to increase the likelihood that XBRL documents within an EDGAR submission pass validation, filers are encouraged to validate their instance document and company-specific extensions prior to submission to EDGAR. Filers are also advised to transmit their submission as a Test to review its results prior to transmission of the equivalent Live version.

Filers may submit submissions with attached XBRL documents to the EDGAR Filing Website[2]. The EDGAR submission, including all attached documents, must not exceed 100 MB.

5.2.4.3 EDGAR Support Restrictions for XBRL

Similar to the restrictions that EDGAR imposes on its HTML, XML, and PDF support, EDGAR also enforces several restrictions on the XBRL standard. The following restrictions are enforced for all unofficial XBRL documents that are included in an EDGAR submission:

- XBRL documents are considered unofficial by the SEC and may be removed before dissemination. All official information must also be included in primary document attachments (in ASCII/SGML or HTML format) to an EDGAR submission.
- No Active Content (Actions, embedded JavaScript, etc.) is allowed.
- No External References (Destinations, Hyperlinks, etc.) are allowed except reference to the approved XBRL taxonomies specified in the EDGARLink Filer Manual or the XBRL FAQ on the SEC’s Public Website.

---

[2] The EDGAR OnlineForms/XML Website does not support the attachment of XBRL documents at this time. Only public non-ownership submissions may include XBRL documents.

- Since XBRL documents must be contained in an official SEC submission, EDGAR will suspend any submission that contains only XBRL documents.
- XBRL instance, schema, and linkbase support documents must be attached to an EDGAR submission using the EX-100.* document type. Specific XBRL document types are as follows:

Document Type	Description	Filename Extension
EX-100.INS	XBRL Instance document (Required)	*.xml
EX-100.SCH	XBRL Taxonomy Extension Schema document	*.xsd
EX-100.CAL	XBRL Taxonomy Extension Calculation Linkbase document	*.xml
EX-100.DEF	XBRL Taxonomy Extension Definition Linkbase document	*.xml
EX-100.LAB	XBRL Taxonomy Extension Labels Linkbase document	*.xml
EX-100.PRE	XBRL Taxonomy Extension Presentation Linkbase document	*.xml
EX-100.REF	XBRL Taxonomy Extension Reference Linkbase document	*.xml

EDGARLink (specifically, Submission Templates #1-3) will support the attachment of the Document Types listed above. If EDGAR detects a syntactical, semantic, or content problem within an attached XBRL instance, schema, or linkbase document, EDGAR will raise a general warning but will NOT automatically suspend the filing. EDGAR will remove the unofficial XBRL document from the official LIVE/TEST filing and will accept and disseminate (if LIVE) the remainder of the filing normally. If this situation occurs, a notification will be sent to the filer containing a warning that all the XBRL documents were removed before dissemination.

EDGARLink attaches an XBRL document to a filing in a similar manner as it attaches an ASCII/SGML or HTML document. Only *.xml or *.xsd files may be used for XBRL filename extensions.

Below are some EDGAR and EDGARLink-specific XBRL validations that will be performed, which will cause the XBRL content to be stripped from the submission:

- Warn the filer if the XBRL document contains any invalid or extended ASCII characters (e.g. foreign language characters).
- Warn the filer if an inconsistent instance document is attached.

  [An instance document must have a document type that begins with "EX-100.INS", must have a file extension of .xml and must include a <xbrl> tag]

- Warn the filer if an inconsistent schema document is attached.

[A schema document must have a document type that begins with "EX-100.SCH", must have a file extension of .xsd and must include a <schema> tag]

- Warn the filer if an inconsistent reference linkbase document is attached.

  [A reference linkbase document must have a document type that begins with "EX-100.REF", must have a file extension of .xml and must include <linkbase> and <referenceLink> tags]

- Warn the filer if an inconsistent label linkbase document is attached.

  [A label linkbase document must have a document type that begins with "EX-100.LAB", must have a file extension of .xml and must include <linkbase> and <labelLink> tags]

- Warn the filer if an inconsistent presentation linkbase document is attached.

  [A presentation linkbase document must have a document type that begins with "EX-100.PRE", must have a file extension of .xml and must include <linkbase> and <presentationLink> tags]

- Warn the filer if an inconsistent calculation linkbase document is attached.

  [A calculation linkbase document must have a document type that begins with "EX-100.CAL", must have a file extension of .xml and must include <linkbase> and <calculationLink> tags]

- Warn the filer if an inconsistent definition linkbase document is attached.

  [A definition linkbase document must have a document type that begins with "EX-100.DEF", must have a file extension of .xml and must include <linkbase> and <definitionLink> tags]

5.2.4.4 EDGAR Module Processing with XBRL Taxonomy Extensions

EDGAR provides limited support for XBRL taxonomy extension documents as part of EDGAR Module processing. EDGAR Type 1 Modules (partial documents) are not allowed in XBRL format. Only EDGAR Type 2 Modules (complete documents) can be submitted in XBRL format.

EDGAR currently supports up to 10 EDGAR Module files per CIK. These 10 Modules may be used to store any combination of XBRL extension taxonomy files (schema and/or linkbase) and may be managed by the filer using the EDGAR Filing Website. These taxonomy extension files may be submitted before the official filing. Through the use of EDGAR Type 2 Module references to these XBRL documents, EDGAR can assemble these large documents into the filing without delaying the receipt of the entire filing.

As with any other kind of EDGAR Type 2 Module submission filed with EDGAR, filers may include an XBRL document, or XBRL documents, as attachments to an EDGAR Module submission, Template #5. A master submission may reference the XBRL EDGAR Module in a normal Type 2 fashion by using the Attached Documents page of the submission templates.

5.2.4.5 Segment Functionality Not Supported for XBRL Documents

At this time, EDGAR does not support EDGAR segment processing of XBRL documents as discussed in Section 5.3.

5.2.4.6 ASCII/SGML Functionality Not Supported Within XBRL Documents

EDGAR will NOT support any ASCII/SGML tags within the XBRL document text. These documents will not be properly processed by EDGAR and may be removed.

EDGAR will reject any XBRL taxonomy extension that employs extended-ASCII characters before acceptance.

5.2.4.7 Supported Versions of XBRL Standard Taxonomies

The following is a list of XBRL schemas that will be supported by EDGAR. The namespace that represents each document must be used in the form as shown. A recommended prefix that represents each namespace is also given. The location of the actual schema file is also identified.

1. Taxonomy schema for XBRL		
	a. Namespace name:	**http://www.xbrl.org/2003/instance**
	b. Recommended prefix:	**xbrli**
	c. Location of file:	http://www.xbrl.org/2003/xbrl-instance-2003-12-31.xsd
2. Schema for XML instance		
	a. Namespace name:	**http://www.w3.org/2001/XMLSchema-instance**
	b. Recommended prefix:	**xsi**
	c. Location of file:	http://www.w3.org/2001/XMLSchema-instance.xsd
3. Taxonomy schema for XML		
	a. Namespace name:	**http://www.w3.org/2001/XMLSchema**
	b. Recommended prefix:	**xsd**
	c. Location of file:	http://www.w3.org/2001/XMLSchema.xsd
4. XBRL linkbase schema constructs		
	a. Namespace name:	**http://www.xbrl.org/2003/linkbase**
	b. Recommended prefix:	**link**
	c. Location of file:	http://www.xbrl.org/2003/xbrl-linkbase-2003-12-31.xsd
5. XBRL simple and extended link schema constructs in support of the linkbase schema in number 3 above		
	a. Namespace name:	**http://www.xbrl.org/2003/XLink**
	b. Recommended prefix:	**xl**
	c. Location of file:	http://www.xbrl.org/2003/xl-2003-12-31.xsd
6. XLink attribute specification		
	a. Namespace name:	**http://www.w3.org/1999/xlink**
	b. Recommended prefix:	**xlink**
	c. Location of file:	http://www.xbrl.org/2003/xlink-2003-12-31.xsd
7. Reference Parts schema		

	a. Namespace name:	**http://www.xbrl.org/2004/ref**
	b. Recommended prefix:	**ref**
	c. Location of file:	http://www.xbrl.org/2004/ref-2004-08-10.xsd

Updates to the files listed above will be posted when newer versions are available.

5.2.4.8 More XBRL Information

For more general information about XBRL:

http://www.xbrl.org/

For more information regarding the SEC's XBRL initiatives and related rules:

http://www.sec.gov/spotlight/xbrl.htm

For a complete set of supporting technical documents and specifications for XBRL:

http://www.xbrl.org/Specifications ~~or http://www.xbrl.org/TechnicalGuidance~~

For a copy of the latest version of the Financial Reporting Taxonomy Architecture (FRTA) 1.0:

http://www.xbrl.org/TaxonomyGuidance/

For a copy of the Financial Reporting Instance Standards (FRIS) 1.0:

http://www.xbrl.org/technical/guidance/FRIS-PWD-2004-11-14.htm

For an overview of the US Financial Reporting Taxonomy Framework:

~~http://xbrl.org/us/USFRTF/2005-02-28/TaxonomyFrameworkOverview_files/slide0004.htm~~

http://xbrl.org/us/USFRTF/2005-02-28/USFRTF%202005-02-28%20Explanatory%20Note.htm

5.3 Preparing or Referencing Module and Segment Documents

Modules and segments are information that is stored on the non-public data storage area of EDGAR. You may copy it into subsequent filings so you do not have to re-submit the data each time. Both modules and segments can be part of a submission document or an entire document. By submitting parts of a single filing to EDGAR separately, you can send them in from different locations and under different CIKs. This is especially useful when lawyers and accountants in addition to the company itself must assemble data. If the information in the module or segment is part of a document, then once all of the parts have been submitted, you can include them in your submission either by using tags to show where you want to place the data or, in the case of modules/segments that are entire documents, referencing them in the submission.

Note: Both modules and segments must be prepared, transmitted to EDGAR, and accepted by the system before they can be used in a filing.

There are two big differences between modules and segments:

1. Storage: Modules remain on the system until you ask for them to be removed. There are limits to the number and size of modules you can store. You may store up to 10 modules for a single CIK. The maximum size of a module is one megabyte, but the total for all modules for a single CIK is also one megabyte. There is no size limit on segments, they are automatically removed by the system after six days, or after they are used in a live filing.

2. Use of Access Codes: Modules require the filer to know the CIK and CCC of any module that they wish to incorporate. Segments can be referenced by the master segment filing without the CCC or CIK of the filer that transmitted the segment.

You must follow the rules outlined in the previous section of this document by constructing modules and segments in either ASCII or HTML. In addition to those general document construction requirements, there are additional requirements for these documents. For example, if a transmitted Type 1 or 2 module/segment contains only white space (is blank), EDGAR will suspend the entire submission. The following is a listing of tags that EDGAR accepts within ASCII Type 1 modules/segments:

```
<F1> ... <F99>
<PAGE>
<R>
     All other allowable document tags can appear within
     the redlining tag nest.
</R>
<TABLE>
     All other allowable document tags plus:
     <CAPTION>
     <S>
     <C>
     <FN>
</TABLE>
```

HTML modules/segments use HTML tags. All other SGML tags, except for <PAGE> and <R> are not supported and may cause errors in HTML modules. For more information on HTML documents, see Section 5.2.2, HTML.

5.3.1 Module and Segment Naming

You must send a uniquely named module/segment in a separate submission. You must name the module/segment according to the following:

- Must be no more than 15 characters long
- Must begin with an uppercase letter (alpha character)
- Characters after the beginning letter should be uppercase letters, numbers, underscores, or hyphens (not periods)

- Spaces are not allowed
- EDGARLink automatically converts the letters of your module name to uppercase

EDGAR treats the module/segment as your private information, and stores it on our database according to your CIK. Another filer may reference your module/segment by providing your CIK and in the case of modules, your CCC. This is covered in more detail in the examples in Section 5.3.2.4, Type 1 Module References, and Section 5.3.2.6, How to Reference a Type 1 Segment in a Submission Document.

Caution: You may not include hyperlinks of any type in a module or segment; however, modules and segments may be graphics (*.jpg or *.gif) or PDF documents.

5.3.2 Types of Modules and Segments

There are two types of modules and segments:

- Type 1
- Type 2

Type 1 modules or segments are portions of documents. Type 1 modules and segments are positioned within a submission document using the <MODULE> and <SEGMENT> tags. A Type 2 module or segment is one complete document unto itself. Both Type 1 and 2 modules and segments should have unique filenames and module and segment names.

> **Note:** Type 1 modules or segments cannot be included in HTML, XML, PDF, or XBRL format documents. They may be used in ASCII documents only.

5.3.2.1 How EDGAR Handles Segments

EDGAR must process a segment submission without errors before it can be indexed on the EDGAR database. You must reference the subordinate segment in a master segment within six business days after the subordinate segment was indexed, or the subordinate segment expires. A subordinate segment can be referenced once only in a live submission.

Reference subordinate Type 1 segments in the master segment using the beginning segment tag <SEGMENTS>, the segment name, and the ending segment tag </SEGMENTS>. These tags are placed in the document where you want the Type 1 segment(s) to be inserted.

Type 2 segments are complete documents associated with a filing CIK. Type 2 segments are referenced on the Attached Module/Segment page on the submission templates. EDGAR automatically includes the Type 2 segment document upon receipt of the submission.

EDGAR will suspend all segments containing errors.

Note: You may not reference segments within a segment. However, you can reference modules within a segment.

With segmented filings:

- You identify one segment as the master segment and identify the registrant for whom the filing is being made
- All other segments are subordinate segments
- The CIK used to identify the filer in the master segment is the master segment CIK and it must be included in subordinate segments for reference
- You must transmit the master segment to us last after all subordinate segments have been transmitted. The master segment is the submission type that is the final assembled submission. It must reference each subordinate submission segment submission

The following requirements apply to filings submitted in segments:

- We must receive and accept all segments that comprise a filing within six business days
- You must submit the master segment last
- You cannot correct segment submissions; you must re-submit them
- You can use segments once only; after that they are unavailable. The Master Segment CIK field in subordinate segments must match the Filer CIK fields in the master segment
- If the assembled master segment is suspended the subordinate segments remain available to be used

5.3.2.2 Constructing Type 1 Modules and Segments

Type 1 modules and segments are portions of a document rather than attachments like Type 2 modules and segments and are referenced within your submission document. Creating Type 1 modules and segments is not much different from creating a submission:

1. Create your Type 1 module or segment document as HTML or ASCII. Rules are described in Chapter 5.
2. Assemble a module or segment submission using the Module/Segment template in EDGARLink as described later in Section 6.3.1, Submission Templates.
3. For the Type field, select "Type 1."
4. Transmit the Type 1 module or segment using the Transmit Live Filing procedures described later in Section 6.6 Transmissions to EDGAR. If your live filing is accepted, EDGAR will index and store your module or segment.

Your modules or segments must have been created, transmitted, accepted, and indexed by EDGAR before you are able to reference them within a submission document.

Modules and segments are stored on EDGAR and indexed by your CIK. Other CIKs can reference your modules, but they must have the pertinent information: CIK, CCC, module name. Segments can be referenced by other CIKs, but must be submitted by listing the CIK of the segment creator. Modules must be removed from EDGAR by the filing CIK, while EDGAR automatically deletes segments. Refer to Section 5.3.3, Maintaining Modules and Segments, for Module and Segment maintenance. When EDGAR processes a submission referencing a Type 1 module or segment, they are automatically included within the submission.

- Multiple references to the same Type 1 module or segment will suspend the filing.

5.3.2.3 Type 2 Modules and Segments

Type 2 modules and segments are complete documents and when EDGAR receives your submission they are included at the bottom of the submission. Preparation of the documents themselves is discussed in the previous Sections. Referencing or including them in your filing is discussed in Section 6.3.6.1, Referencing Your Module or Segment Document. Using the Referenced Module/Submission List page allows you to add only Type 2 modules and segments in your submission. Since Type 2 modules and segments are complete documents, you do not have to modify another attached document to show where the content must be inserted like you do for Type 1 modules or segments. The rest of this section deals with this topic.

5.3.2.4 Type 1 Module References

EDGAR treats the module as your private information, and stores it on our database according to your CIK. Another filer may reference your module by providing your CIK and CCC, as shown in the examples

To include a Type 1 module in a document, you must include a reference to the Type 1 module within a document. Type 2 modules are treated like submission documents and are included in your submission automatically when you include them on the Attached Module/Segment page. They are attached at the bottom of the submission. EDGAR will suspend any module with submission headers or document headers.

5.3.2.5 How to Reference a Type 1 Module in a Submission Document

EDGARLink compiles your submissions and EDGAR processes and indexes your submissions. You are still required to place Type 1 module references within the document text where you want the module to appear.

The following is an example of how to refer to a module in a subsequent submission:

Example of Referencing a TYPE 1 Module -- a partial document (this reference is made within the text of a document.):

```
xxxxxxxxxxxxxxxx(text of submission) xxxxxxxxxxxxxxxxxxxxxxxxxxxx

        <MODULE>
           <NAME> OPINION2
           <CIK>  1234567890
           <CCC>  x21234@1
        </MODULE>

xxxxxxxxxxxxxxxx(any additional text)xxxxxxxxxxxxxxxxxxxxxxxxxxxx
```

5.3.2.6 How to Reference a Type 1 Segment in a Submission Document

When your filing has Type 1 segments, you should use the segment tags in the document of your submission, as shown below:

```
xxxxxxxxxxxxxxxx(text of submission) xxxxxxxxxxxxxxxxxxxxxxxxxxxx

  <SEGMENTS>
      OPINION1
  </SEGMENTS>
xxxxxxxxxxxxxxxx(any additional text)xxxxxxxxxxxxxxxxxxxxxxxxxxxx
```

5.3.3 Maintaining Modules and Segments

When you are creating a submission and want to include a reference to a module or segment, you can verify that it is residing on EDGAR by using the Retrieve Module and Segments page on the EDGAR Filing Website:

1. Login to EDGAR and access the Retrieve/Edit Company and Submission page.
2. Click on Retrieve Module/Segment Information.
3. The Module/Segment Information page appears. Click on one of the two links to access the module or segment information page:
   - Retrieve Module Information
   - Retrieve Segment Information


Module/Segment Information
CIK: 0000350001
Please select one of the following options:
Retrieve Module Information
Retrieve Segment Information

Figure 5-1: Module/Segment Information Page

5.3.3.1 Module Information

When you access the Module Information page by clicking on Retrieve Module Information, EDGAR displays a list of all the modules currently residing on EDGAR for your CIK. The list contains the names and dates the modules were posted.


Module Information
CIK: 0000350001
Module Name
Receipt Date
TEST
18-May-1999 12:00
HTMOD5
20-May-1999 12:00
MODULE4
18-May-1999 12:00
HMODULE
21-May-1999 12:00
Would you like to delete one of these Modules?
Yes

Figure 5-2: Module Information Page

Use your browser's print function to print this list for future reference in your submission documents, or reference in the Module/Segment page of EDGARLink.

Note: You cannot view the contents of a module or segment from this page.

5.3.3.1.1 Deleting Modules

Because modules are stored on EDGAR indefinitely, from time to time you may need to update modules on EDGAR. To replace a module, delete the existing module, and then transmit the new module with the same name.

1. Login to the EDGAR Filing Website or the EDGAR OnlineForms/XML Website.
2. Click on Retrieve/Edit Data. Enter your CIK and CCC.
3. Click on Retrieve Module/Segment Information. (The Module/Segment Information page is displayed.)
4. Click on Retrieve Module Information.
5. Click on the [Yes] button on the bottom of this page to open the Delete Module page.

On the Delete Module page, a list of your modules is displayed in the Select Module to Delete list.


Delete Module
CIK: 0000350001
Select Module to Delete:
TEST
HTMOD5
MODULE4
HMODULE
Delete Module

Figure 5-3: Delete Module Page

The Module Delete Confirmation page appears listing the module name and confirming you want to delete the listed module from EDGAR.


Module Delete Confirmation
CIK: 0000350001
You have requested to delete the module TEST. Please confirm or cancel this request below.
Confirm Module Deletion
Cancel Changes

Figure 5-4: Module Delete Confirmation Page

6. Click on the [Confirm Module Deletion] button to delete the module.
   - Click on the [Cancel Changes] button to cancel the deletion, and return to the Company and Submission Information Retrieval page.

The Delete Module Results page appears confirming your module has been deleted. Return to the Delete Module page to remove any additional modules. Once your module has been deleted from EDGAR, you cannot restore it. You will have to prepare and resubmit the module using the Module/Segment template.

Delete Module Results
We successfully deleted the following module: TEST.

Figure 5-5: Delete Module Results Page

5.3.3.2 Segment Information

Because segments are stored on EDGAR for only six (6) business days, you do not need to delete them. However, you can check to verify that a segment is still residing on EDGAR:

1. Login to the EDGAR Filing Website or the EDGAR OnlineForms/XML Website.
2. Click on Retrieve/Edit Data. Enter your CIK and CCC.
3. Click on Retrieve Module/Segment Information. (The Module/Segment Information page is displayed.)
4. Click on Retrieve Segment Information. The Segment Information page appears with a list of all of the segments related to your CIK.

Segment Information
CIK: 0000350001
Segment Name
Receipt Date
MySegment1
Jan 2, 2000 12:15PM
MySegment2
Jan 3, 2000 12:15PM
MySegment3
Jan 4, 2000 12:15PM
MySegment4
Jan 5, 2000 12:15PM
MySegment5
Jan 6, 2000 12:15PM
MySegment6
Jan 7, 2000 12:15PM
MySegment7
Jan 8, 2000 12:15PM

Figure 5-6: Segment Information Page

You can print this page using your browser's printing function for future reference.

This page displays the Segment Name and the Receipt Date. Remember you have six business days from the time EDGAR receives your segment to reference it in your submission. If you do not use the segment within six business days, you will have to resubmit it.

5.4 Document Types in EDGAR

5.4.1 Non-Public and Confidential

EDGAR is designed to separate non-public from public information and disseminate immediately only the public information. EDGAR will not immediately disseminate certain documents when specific values are entered in the Submission Type field (e.g., when the value CORRESP is entered into the Submission Type field). On June 24, 2004, the Commission announced that it would begin releasing certain correspondence or portions thereof (e.g., documents or portions of documents with CORRESP or COVER values in the Submission Type field) not less than 45 days after the staff completes a filing review. See Press Release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses."

Similarly, when the Submission Type field is public information, for EDGARLink the Type field on the Attach Document screen determines whether or not the document is public, thereby assuring that EDGAR treats cover letters submitted under Document Type COVER or correspondence submitted under Document Type CORRESP as non-public. EDGAR does not immediately disseminate non-public submission document information. The SEC staff may release all or portions of these documents electronically if they relate to the staff's review process. See SEC Press Release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses."

Note: EDGAR disseminates graphic files associated with non-public documents when they are filed within a public submission (such as graphics on a COVER letter for a 10-Q filing), although the non-public document itself will not be disseminated. However, graphics associated with non-public documents filed within a non-public submission (such as graphics on a correspondence letter filed as a CORRESP submission) will not be immediately disseminated.

Non-public material is different from confidential material. You should continue to submit all confidential material in paper form.

For information on submitting correspondence documents see Section 6, Preparing and Transmitting EDGARLink Submissions. You may also include a PDF copy in a correspondence document.

5.4.2 Exhibits

Many EDGAR filings include attached secondary documents that are labeled specifically as to their content. These documents are known as exhibits. When attached to a submission, each

exhibit must be labeled with its specific type. A detailed list of exhibit types is found in Section E.4 Submission and/or Document Types

5.5 Common Problems

Illegal tags in HTML filings	For security reasons, EDGAR does not support all valid HTML tags. Be sure to restrict your tags to those listed in this manual.
Invalid ASCII characters	The ASCII character set is limited and including characters in your documents that are not specified in this manual will cause your filing to suspend. This is especially true of binary characters.
Illegal External References	If you include references in HTML documents that are external to your filing, your filing will be suspended. The only legal reference is to the SEC's Public Website.
Incorrect File Names	You must follow certain file naming rules for your attached documents. All document file names must be lower case and no longer than thirty-two (32) characters in length. The names must start with a letter (a-z) and may contain numbers (0-9) with no spaces. File names may contain one period (.), one hyphen (-), and one underscore (_) character and must end with ***.htm**, ***.txt**, ***.pdf**, ***.fil**, ***.jpg**, ***.gif, *.xsd, or *.xml** extensions. EDGARLink will not allow you to add an improperly named file. We recommend that you give the new file a distinctive name: **r10q-630.txt** (the file saved in ASCII) **r10q-630.htm** (the same file saved in HTML format) **r10q-630.pdf** (the same file converted to PDF format) Also, for Types 1 and 2 modules and segments, the filenames and module or segment names must be unique for each of these submission parts. You must also follow specific rules for naming modules and segments. See Section 5.3.1 Module and Segment Namingfor details.

6. PREPARING AND TRANSMITTING EDGARLINK SUBMISSIONS

6.1 Introduction

EDGARLink allows you to prepare and transmit a number of submission types. The main content of these submissions is made up of attached documents one of which is the form itself. Usually the filer creates these documents first and then "builds" the submission through the tool.

In the EDGARLink application, headers are automatically created in XFDL when you enter filer-supplied information (values) into EDGAR-specified fields in the EDGARLink submission template. When you create your submission using EDGARLink, you must enter information into specified fields. Some fields are required, some fields are required when applicable, and some fields are optional. Required fields have a yellow background. The EDGAR rules apply to both mandatory/required and optional fields. Because EDGARLink automatically creates headers you are no longer required to place header or document tags that are external to filing documents before and after the body of your documents.

Just as EDGAR uses access codes to recognize you as a filer, EDGAR needs information to accurately process the submission you are filing. For example, basic submission information identifies the entity for whom the filing is being made, gives information on fees, and indicates the type of document you are filing.

EDGARLink verifies that the information required for all submission validation has been entered. For example, if the submission requires the indication of a time period for which you are filing the report, EDGARLink verifies that you have provided a date in the Period field. For more information on field, document, or submission validation; see Section 6.4 Validating Your Submission. Messages Reported by EDGAR. APPENDIX A of this volume lists the submission header fields that apply to each form that you file electronically. You must enter information in all header fields designated as "required" in the submission or EDGAR will suspend the filing.

When you compile your submission using EDGARLink, you will use the Template Viewer, a Windows application that is based on templates. Most templates contain a large number of submission types. These templates are what help you create and merge the different parts of your submission. You can download these templates from the EDGAR Filing Website to your PC and work with them without being connected to the Internet or to EDGAR. These templates have fields where you enter information, such as submission type, CIK, CCC, SROS, document/ module/segment file names, and e-mail addresses. There are a number of templates based on the types of submissions, like a 10-Q or SC 13G. Before transmitting your submission, you should error check it with EDGARLink and save it to your PC hard drive. Once you enter all of the information needed and attach your documents, it is ready for transmission to EDGAR. Filings created using EDGARLink templates are usually submitted using the EDGAR Filing Website.

Specifically, the EDGARLink software helps you prepare, submit, and correct submissions by:

- Formatting your submission information using XFDL. This formatting is needed to process your submission in EDGAR. To manually create a submission in XFDL, see Chapter 8, Filer-Constructed XFDL/XML Submissions.
- Checking for formatting errors in the document and submission prior to transmitting it to us. If you validate your documents and submissions with EDGARLink software before transmitting, you significantly reduce the chance of having your filing suspensed.
- Assisting you in troubleshooting errors. EDGARLink provides a full screen text viewer that allows you to identify errors in the submission and correct them.

  Note: If there are errors in your submission document, you need to incorporate your changes, save the document, and reattach it to your submission document.

- EDGARLink automatically compresses the filing to reduce storage space and transmission time.

You can use the EDGAR Filing Website to submit EDGARLink Filings or you can use the EDGAR Gateway which will direct you to the EDGAR Filing Website.

Note: Please remember to enter **https**. You will not be able to access the EDGAR Filing Website without the "**s**" designation.

While the new EDGARLink works in tandem with the EDGAR Filing Website, the EDGAR Filing Website provides the following attributes:

- Accesses EDGAR's features using the Internet or direct dial networking.
  - ◊ Provides submission transmission and template download capabilities.
  - ◊ Provides editing capabilities to your company information.
  - ◊ Provides submission notification messages.
  - ◊ Provides requested Return Copy download capabilities.
  - ◊ Allows filers to update their EDGAR Password.

To run a standard web browser and the EDGARLink application, you will need to use a 32-bit version of the Windows operating system. Windows 95 version B or higher, 98, 2000, NT, or XP meets this 32-bit standard (Note: EDGARLink is not supported on Windows 95). If your operating system is something other than Windows, you may be able to access EDGAR using the Windows emulator. However, the EDGARLink application was developed and is certified to run on a PC-based Windows 32-bit platform and is not guaranteed to run correctly in a non-Windows (i.e., Linux, Macintosh, or OS/2) session. If you have a proxy server or a firewall you may experience problems downloading EDGARLink.

We require that your browser support Java script and we recommend that you accept browser "cookies" when accessing this website. The EDGAR Filing Website software contains functions that allow us to remind you if you need to update your software depending upon the last time you visited the EDGAR Filing Website. This information is recorded in your browser cookies.

It is your decision as to the best means to access the Internet. EDGAR accepts transmissions from any Internet source, so you can decide which Internet Service Provider (ISP) best suits your needs.

Most filers will use the Internet website to submit EDGARLink filings. You may also connect to the EDGAR Filer Website using direct dial telecommunications lines via your modem. In using any of the Windows-based operating systems, this is commonly referred to as direct dial networking. You will setup Windows to use direct dial networking using a Point-to-Point Protocol (PPP) application. You will also be asked to provide a telephone number. To direct dial EDGAR, use 703-914-7140 as the telephone number. All EDGAR modems associated with this telephone number are configured to accept the direct dial transmissions. When you use the direct dial option, you are restricted to website links on the EDGAR Filing Website only.

The third option for submitting EDGARLink filings is to connect using a Leased Line. This method is commonly used by bulk filers.

6.1.1 Using the EDGAR Filing Website

Later in this document will be step-by-step instructions for downloading EDGARLink software and templates. To do this you will use the EDGAR Filing Website. Before you get started on this process, read this section to get general information about this website. It will cover the basics about using a browser and accessing the EDGAR Filing Website. Detailed information on the screens is also included. To access the EDGAR Filing Website, either use the EDGAR Gateway or follow the directions listed below to access the EDGAR Filing Website directly:

1. Connect to the Internet or activate a dial-up networking connection.
2. Go to the EDGAR Filing Website Login page.
3. Click in the CIK field and enter your CIK.
4. Press [Tab] and enter your password.

   This is your login password, not your CCC, PMAC, or passphrase. Your password is case-sensitive. See the Notes at the end of this section for more information about passwords.
5. Click the [Login to EDGAR] button.
6. If your CIK and password are valid and you have a passphrase, the Welcome page appears. The Create Passphrase page appears if your CIK and password are valid and you do not have a passphrase. See Volume I of this manual for information on creating a passphrase.

We have placed information and menu links on the EDGAR Filing Website Home page, that connect you to websites concerning filing and submission types, help files, SEC Rulemaking, and fee information.

Note: If you are accessing the EDGAR Filing Website using direct dial (PPP), links to outside websites will not work.

Once you login to EDGAR, an option menu appears on the left-hand side of the browser window. This menu allows you to navigate easily through EDGAR without having to return to a menu page. Figure 6-1: EDGAR Menu illustrates the menu.


EDGAR®
Home
Information Exchange
Transmit
Retrieve/Edit Data
Downloads
EDGARLink Software
Submission Templates
Fee Rate Table
Support
General Help
Frequently Asked Questions
Certificates
SEC Rule Making
Fees
Unused Money Requests
Company Search
Logoff

Figure 6-1: EDGAR Menu

Two additional functions will help you use the EDGAR Filing Website. The [Logoff] button ends your EDGAR session. Clicking Home brings you to the EDGAR Welcome page. From this menu you can move back and forth between pages, find news, download software or template updates, or get additional assistance.

This menu is broken down into three different sections:

- Information Exchange
- Downloads
- Support

6.1.1.1 Information Exchange

In the Information Exchange section there are two links:

- Transmit
- Retrieve/Edit Data

By clicking on Retrieve/Edit Data, you can query company, filing, or module/segment information, retrieve your Return Copies or change your password or CCC. The transmit link allows you to transmit your EDGARLink filing to EDGAR.

6.1.1.2 Downloads

This subsection of the menu allows you to download the EDGARLink software, templates, and fee rate table. Details for using this section are covered in Section 6.2, Installation.

Please be aware that the Update Information block on the EDGAR Filing Website Home page alerts you to updates in the software or templates. It contains a list of updates either to new submission types or to the EDGARLink software or templates. The date of these updates is posted, as well as links to the information or files available to download.

6.1.1.3 Support

This menu section provides links to a number of resources that will assist you in the filing process. In addition to general help, you can review topics like frequently asked questions, and rule making.

6.1.1.3.1 General Web Help

If you need help while using EDGAR on the Internet, click on General Help from the menu to bring up the General Support Menu page that displays a list of help topics. See Figure 6-2: General Help Page. When you click on a topic, you are shown information or additional links to specify the type of assistance you need.


General Help
Please select one of the following options:
Getting Started
Using EDGARLink for Windows
Alternative Filing Methods
Submission Type Information
Document Format Information
Modules and Segments
Return Copies
Notifications
Using the N-SAR Application
Contact the SEC
Filer Manual

Figure 6-2: General Help Page

6.1.1.3.2 Frequently Asked Questions

Frequently Asked Questions opens the EDGAR Frequently Asked Questions page. The FAQ page includes different questions that have been asked most often. You may find the answers helpful while using EDGAR and EDGARLink. Click on the hyperlink topic to display the answer in the lower portion of the window.

6.1.1.3.3 SEC Rulemaking

The SEC Rulemaking link leads you to an area of the SEC’s Public Website that gives you up-to-date rule information. You will get information about rules that have been proposed or adopted, as well as other bulletins and notices.

6.1.1.3.4 Fee Information

The Fees link in the EDGAR menu opens the EDGAR Fee Information page. This page contains information on fee categories, amounts, forms, and the applied fees.

6.1.1.3.5 Unused Money Requests

This link directs you to the SEC’s Public Website page that displays instructions for requesting unused monies. It also accesses an account statement example, which is similar to the statement mailed to active SEC filers.

6.1.1.3.6 Company Search

This link opens the Company Search page and redirects your browser to the EDGAR Company Database. From this website you can perform company searches through the EDGAR database that is updated daily.

6.1.2 Information on Headers

Header information for your filing documents are still required in EDGAR, but you should not add them if you use EDGARLink. By using EDGARLink, your header tags and information are automatically placed in the correct nesting order and in the correct places within your submission.

6.2 Installation

EDGARLink is a 32-bit based software program supported by Windows 98, 2000, NT, or XP and is designed to help you prepare and transmit an electronic filing. You download the software from our EDGAR Filing Website and install it on your computer. You can download the software items from the EDGARLink Software Download page described in Section 6.2.1, Step 1 - Downloading the EDGARLink Software. You will also want to download templates for the requested submission types you wish to file and the fee rate table.

6.2.1 Step 1 - Downloading the EDGARLink Software

After you click on EDGARLink Software from the main EDGAR menu, the EDGARLink Software Download page appears. This page provides a link to download the EDGARLink software from the EDGAR Filing Website or to the SEC's Public Website where you can download N-SAR software.


EDGARLink Software Download Information
You can use EDGARLink (a Windows application) to assemble your submissions off-line. We provide free EDGARLink software to all filers. You can download this software from this website.
Release 8.8 Update Available!
supported for this release.
The complete Release 8.8 EDGARLink installation package is approximately MB in size (compressed) and will take approximately minutes to download with a 56 KB connection. After you have downloaded the installation package, you must logoff from this website to continue the installation.
During the installation, many files will be loaded onto your computer. You will be asked where to place them. Please follow the installation instructions carefully.
Download EDGARLink
N-SAR Filers: To obtain a copy of the N-SAR file creation application, you must go to the N-SAR download page on the SEC's public website.

Figure 6-3: Software Download Page

Downloading the software is the first step in installing the EDGARLink software. To download the software:

1. Click on the [Download EDGARLink] button. Filers who need to file N-SAR submissions must download that application from the SEC's Public Website.
2. The EDGARLink/Windows Download Confirmation page appears; click on <u>Download EDGARLink/Windows</u>.


EDGARLink/Windows Download Confirmation
You have selected to download the EDGARLink/Windows software. Please click on the link below in order to download the installation package.
Download EDGARLink/Windows
Cancel

Figure 6-4: EDGARLink/Windows Download Confirmation Page

3. The File Download window appears. (SeeFigure 6-5: File Download Window.) Click on the [Save] button.


File Download
Some files can harm your computer. If the file information below looks suspicious, or you do not fully trust the source, do not open or save this file.
File name: EDGARLinkInstaller.exe
File type: Application
From: quarter.edgarfiling.sec.gov
This type of file could harm your computer if it contains malicious code.
Would you like to open the file or save it to your computer?
Open
Save
Cancel
More Info
Always ask before opening this type of file

Figure 6-5: File Download Window

4. The Save As window appears. (See Figure 6-6: Save As Window.) Choose the location on your system to save the self-extracting executable file and click on the [Save] button.


Save As
Save in:
Local Disk (C:)
My Recent Documents
Desktop
My Documents
My Computer
My Network
dell
Documents and Settings
lj9000pcl6win2kxp
MSOCache
My Music
Program Files
sql10
temp
WINNT
FramePkg.exe
File name:
EDGARLinkInstaller.exe
Save as type:
Application
Save
Cancel

Figure 6-6: Save As Window

5. The Saving Progress window appears and displays the status (percentage) of download. (See Figure 6-7: Saving Progress Window.)


73% of EDGARLinkInstaller.exe?loginCIK=000...
Saving:
EDGARLinkInstaller.exe from quarter.edgarfiling.sec.gov
Estimated time left 1 sec (9.38 MB of 18.4 MB copied)
Download to: C:\Documen...\EDGARLinkInstaller.exe
Transfer rate: 4.61 MB/Sec
Close this dialog box when download completes
Open
Open Folder
Cancel

Figure 6-7: Saving Progress Window

While downloading you can cancel the save by clicking on the [Cancel] button.

Notes: (1) New EDGAR releases include modifications to the EDGARLink software and EDGAR submission templates. Please download, install, and use the new EDGARLink software and submission templates to ensure that submissions will be processed successfully.

(2) You should use the Windows Add/Remove Programs function to un-install any previous version of the Template Viewer, JRE, and/or EDGARLink before installing the new software. Please select "No" or "No to all" when prompted to remove any shared files.

6.2.2 Step 2 - Installing on Your PC

Once you have downloaded EDGARLink software from the website, you are ready to install it on your machine:

1. Close all applications.
2. Click on the [Start] button at the bottom of your Windows Desktop.
3. Click on the Run option.
4. Click on the [Browse] button.
5. Use the Browse window to find the **EDGARInstaller.exe** application.
6. Click on **EDGARInstaller.exe** and click on the [Open] button.
7. Click on the [OK] button. EDGARLink installs itself.

Note: If you do not want to use the above method of installing EDGARLink, you can also use other methods to start the software installation:

- Run the executables in a DOS window
- Run the executable through Windows Explorer

To do this you will need to open the directory where you downloaded the files and enter the executable name in DOS or double-click the file in Windows Explorer.

The executable begins unpacking the software; the InstallShield window appears and walks you through installing EDGARLink.

We recommend using the default directory settings. If you change the default directories you may experience program or performance problems.

The EDGARLink Installer package installs a new PureEdge Viewer for Windows, version 6.0. There are folders created when the viewer is installed,
C:\Program Files\PureEdge\Viewer 6.0.

When you have completed your submission template, click on Transmit to open the Transmit Submission page. From this page you can transmit Live, Test, or Bulk filings.

6.2.2.1 Directory Structure

Once you install EDGARLink, you may want to create a folder on your desktop to place files, such as blank submission templates. When you install EDGARLink, the following directory structure is created automatically and filled with the files. EDGARLink adds three directories to the **Program Files** directory on your hard drive. These directories are where the EDGARLink files are stored:

- **PureEdge**
  Contained in the **PureEdge** directory is a single subdirectory, **Viewer 6.0** that contains eleven subdirectories: **ActiveX**, **API**, **extensions**, **help**, **Icons**, **JAWS**, **Marshaller**, **Modules**, **Plugin**, **Readme**, and **SSCE514,** which hold files necessary for the submission type template to run. The **Viewer 6.0** directory is where the EDGARLink template executable, **masqform.exe**, as well as the **license** are located. The API subdirectory contains the subdirectories and class files necessary for EDGARLink to execute.
- **Java**
  Contained in the Java directory is the j2re1.4.1_03 directory. The j2re1.4.1_03 directory contains the bin and lib subdirectories and all the copyright, readme, and license files.
- **EDGAR**
  The **EDGAR** directory contains the **EDGARLink** subdirectory, which is where the EDGARLink application shortcut, the EDGARLink icon, the **README.txt** file, the JRE install application, the Integrity Check files, and the **Help** directory containing the EDGARLink help files reside.

Warning: If you move or delete files and/or subdirectories, EDGARLink may not run correctly.

6.2.2.2 Version Verify

Occasionally there will be updates to the EDGARLink software. Notices are posted on the EDGAR Home page as well as on the Download Software page.

The EDGAR Filing Website warns you if you have previously downloaded the current templates or software. This screen is illustrated in Figure 6-8: Version Verification Warning Message:


EDGARLink/Windows Download Warning
Did you know that you may have already downloaded this software package? Normally, we recommend that you only download this software once. We will notify you of any updates to the software in the future.
Cancel
Download EDGARLink/Windows

Figure 6-8: Version Verification Warning Message

You will also be warned if you choose to download a template of which you have the current version. The screen that appears is shown in Figure 6-9: Submission Template Download Warning Page.


Submission Template Download Warning
Did you know that you may have already downloaded Template 1? Normally, we recommend that you only download this template once. We will notify you of any updates to the templates in the future.
Note: MS Internet Explorer users may need to right-click the download option below and select "Save Target As".
Cancel
Continue to Download Template 1
Please save this template before entering any data!
After you have selected the "Download" option above, you will be asked to "Open" or "Save" the file. Choose "Save".
You will then be prompted to enter a file name for the template. Select a directory and a filename for the template. Please note where you are saving this file!
Submission templates are about 50 KB to 100 KB in size. They may take up to a minute to download, depending on your modem speed.
After you have successfully downloaded the template, you can open it by double-clicking on the icon or filename. The Internet Forms Viewer is then launched and you may begin entering data.

Figure 6-9: Submission Template Download Warning Page

6.2.2.3 EDGARLink System Integrity Check

A new feature to EDGARLink is the System Integrity check. It assists you when troubleshooting your EDGARLink install and setup. This check looks in all of the EDGARLink directories to ensure that all of the correct and up-to-date files have been extracted correctly. At the end of this check, you see a report displaying the number of missing files and files that failed verification. These reports are stored in the **EDGARLink** directory and are called **EDGARLink.log** and **EdgarVerify.log**. The Integrity check runs automatically after you install the EDGARLink software.


Command Prompt - EdgarVerify.bat
C:\Program Files\EDGAR\EDGARLink>cd "C:\Program Files\PureEdge\Viewer 6.0\API\java\source\gov\sec\edgar\edgarlink"
C:\Program Files\PureEdge\Viewer 6.0\API\java\source\gov\sec\edgar\edgarlink>"C:\Program Files\Java\j2re1.4.1_03\bin\java" -classpath "C:\Program Files\PureEdge\Viewer 6.0\API\java\source" gov.sec.edgar.edgarlink.EdgarVerify -v "C:\Program Files\PureEdge\Viewer 6.0\\" "C:\Program Files\EDGAR\EDGARLink" "C:\Program Files\PureEdge\Viewer 6.0\\" "C:\Program Files\Java\j2re1.4.1_03"

Figure 6-10: EDGARLink Integrity Check Window

After the Integrity check runs, you are prompted to view the report, **EdgarVerify.log**, in the Notepad Viewer:

- Click on the [Yes] button to open this file.
- Click on the [No] button to return to the EDGARLink install window.

If you want to return to the **edgarverify.log** later, you can use Word or Notepad Viewer to open the file. The default location for this file is in the **C:\Program Files\EDGAR\EDGARLink**.


EdgarVerify.log - Notepad
File Edit Format View Help
Date: Wed May 26 16:55:16 EDT 2004
windowsdrive = C:
Verifying manifest: C:\Program Files\Edgar\EDGARLink\EdgarManifest.txt
Verifying 573 files.
Finished the verification of all the system files. There were:
0 Missing files
0 Verification failures.
If verification failures, please see the readme.txt file for more information.

Figure 6-11: EdgarVerify.log Report

6.2.3 Step 3 - Downloading the Submission Templates

After you have downloaded EDGARLink and installed it on your system, you are ready to download a template and create a submission. On the EDGAR Filing Website you can locate the different templates you need to download to create a submission.

There are six different submission templates that cover all the submissions you can transmit to EDGAR using this tool. There are special templates for Correspondence, Modules and Segments, and Bulk Filings. Although there are different types of templates available, you will notice that EDGARLink works similarly no matter which template you are filling out. To conserve space in this manual, we will walk you through completing one template. Because the templates are similar, you can use these steps whether you are compiling correspondence, an annual 10-K, or submitting segments.

Submission templates consist of sets of fields and information designated for specific submission types. You will need to fill out the appropriate template before you transmit your submission.

To download one or all of the six submission templates:

1. Access the EDGAR Filing Website and login.
2. Click on Submission Templates.
3. When the Submission Template Download Options page appears, scroll through the Submission Types field and locate the submission type you are submitting.
4. Select a submission type by clicking on it, then click on the [Get It] button.

5. The Submission Template Download Confirmation page appears.

Note: New EDGAR releases can include substantial modifications to EDGARLink software and EDGAR submission templates. Please download, install, and use new EDGARLink software and submission templates to ensure that submissions will be processed successfully.


Submission Template Download Options
Update Available! On June 6, 2005, we updated Submission Templates #1, #2, #3, and #5 for Release 9.0. Please download the new submission templates as necessary.
The list on the right identifies all electronic submission types. We grouped submission types with similar header requirements into 6 templates. See the submission type guide in the Filer Manual for more information.
Click on the template you need. If you are not sure which template you need, select your submission type from the list on the right. EDGAR will then determine which template you need and ask you to confirm that selection.
Submission Types
10-12B
10-12B/A
10-12G
10-12G/A
10-D
10-D/A
Get It
Submission Template 1
Various Securities Act, Investment Company, and Other Miscellaneous Submission Types
Various 1933 Securities Act Registration Statements
AW WD
F-1
F-1/A
F-1MEF
F-2
F-2/A
F-2D
F-2DPOS
F-2MEF
F-3
F-3/A
F-3D
F-3DPOS
F-3MEF
F-4
F-4/A
F-4MEF
F-6
F-6 POS
F-6/A
F-6EF
POS AM
RW WD
S-1

Figure 6-12: Submission Template Download Options Page


Submission Template Download Confirmation

You have selected **Template 1**. Please click on the link below to download.

Note: MS Internet Explorer users may need to *right*-click the download option below and select "Save Target As".

Download Template 1

Cancel

Please save this template before entering any data!

- After you have selected the "Download" option above, you will be asked to "Open" or "Save" the file. **Choose "Save"**.
- You will then be prompted to enter a file name for the template. Select a directory and a filename for the template. Please note where you are saving this file!
- Submission templates are about 50 KB to 100 KB in size. They may take up to a minute to download, depending on your modem speed.
- After you have successfully downloaded the template, you can open it by double-clicking on the icon or filename. The Internet Forms Viewer is then launched and you may begin entering data.

Figure 6-13: Submission Template Download Confirmation Page

To download the submission template:

1. You will start your download from the Submission Template Download Confirmation Page. The page will show you which template includes the submission type you have chosen. If you do not want to download the template, click on Cancel. Otherwise click on the Download Template # to start the download process.
2. A window pops up in your browser prompting you to save the template to your computer.
3. Click on the [Save it to disk] radio button and choose a location to save the blank template in the Save As window. We recommend using the template in the EDGARLink Template Viewer rather than your browser.
4. Click on the [OK] button. To preserve your blank template you should not change the template name until you begin editing it.
5. The template will be saved to your computer. You can access it by double clicking the template from your Window Explorer window, or the Template Viewer icon on your desktop. If you use the Template Viewer icon, you will have to locate the place where you saved your template.
6. EDGARLink starts and the blank submission template appears.

If you have your browser set to accept cookies, EDGAR will inform you whether or not you already have the template downloaded. If you have already downloaded the template:

- Click on Cancel.

If you canceled the template download because you already have it, you should open the blank template that you saved originally, select your submission type, then save the template using another unique name that identifies that particular submission.

Note: If you do not enter an extension for the file name, then EDGARLink will default the extension to .xfd.


EDGAR WEB SITE
SUBMISSION VALIDATION
Submission Type
Filer CIK
DOCUMENTS
NOTIFICATIONS
MODULE/SEGMENT
HELP
Subtemplate1.xfd
Submission Template #1
EDGAR
Signature
Signature Button
LIVE
TEST
Live/Test Filing ?
Yes
Return Copy
Is this an electronic copy of an official filing submitted in paper format?
YES
Submission Contact
Name
Phone Number
SROS
Add
NONE
Filer CIK
Filer CCC
Co-Reg CIK
Co-Reg CCC
Add CoRegistrant

Figure 6-14: Submission Template Main Page

To save your submission template:

- Click on the [Save] button. It appears as a diskette in the upper left tool bar.

Save the template on your computer by selecting a location either on your hard drive, floppy disk, or LAN. To preserve the blank template, you should change the filename of your template to a unique name that represents the submission type, i.e., **r8k.xfd** or **r10q.xfd**.

Before you begin filling in the form, you should save the template using an additional unique name. Saving the template using an additional unique name, e.g., **r10q1099.xfd**, allows you to preserve the blank template. Saving a blank template keeps you from making mistakes when removing field or module/segment information or detaching documents from a previous submission. Each template may support different submission types.

You should save the blank template to your computer for two reasons:

1. You can use the template later to fill out submission information for another submission type. Submission templates 1, 2, and 3 support a vast number of submission types; you can use one template to prepare many different types of submissions.

   For example, if you need to submit a 10-Q, you would download Template 3. If you save the template before you enter your 10-Q information, when you need to submit an 8-K, you can open the blank template and begin entering your 8-K information. Otherwise you would need to delete 10-Q information and detach the documents.

   When you change submission types in EDGARLink, you are prompted whether or not you want to delete existing information. If you answer "Yes," all currently

entered information and attached documents are discarded. If you answer "No," all currently entered information and attached documents will be preserved. Information entered in fields that do not appear for the new submission type will not be deleted and will be transmitted with your submission and you may receive a submission warning during processing.

If you changed from a fee-bearing submission type to a non fee-bearing submission type, all fee information will be deleted. For more information see Section 6.3.2.1, Tips for Submission Template Data Entry.

2. If you are submitting the same submission type, it may save you time by editing the previous submission without having to recreate the submission from scratch. You may need to replace, or delete submission documents; see Section 6.3.4.2, Document Count.

When the file completes saving, you can either double click on the submission template from the Windows Explorer window or use your Template Viewer icon and click on the template from the Open Template window.

Note: If you do not enter an extension in the File name field, EDGARLink inserts the **.xfd** extension.

6.2.4 Step 4 - Downloading the Fee Rate Table

One of the features for EDGARLink is the SEC Fee Rate Table. This table contains the latest fee rates from the SEC and automatically inputs this information into the Fee and Offering Information page. You must download this table from the EDGAR Filing Website and save it to the **Program Files\Edgar\EDGARLink** directory on your hard drive:

1. Login to the EDGAR Filing Website.
2. Click on the Fee Rate Table link in the EDGAR Menu.
3. The Fee Rate Table Download Confirmation page appears.
4. Click on the Download Fee Rate Table link.
5. The File Download window appears. Choose the Save As radio button and click on the [OK] button.
6. The Save As window appears:
   - In the Save In: field, click on the down arrow, and select your C:\ drive by clicking on it. If you have installed EDGARLink in another location, you need to save the Fee Rate Table in that location.
   - Double click on the Program Files folder.
   - Double click on the EDGAR folder.
   - Double click on the EDGARLink folder.
   - Click on the [Save] button.
   - Click on the [Close] button, if the File Download Complete window does not automatically disappear.

When you begin working on your fee bearing submission, EDGARLink uses this information to update the amount owed by automatically loading the rate into your submission. When the fee

rates change, we will update the Fee Rate Table, which you will have to download. Check the EDGAR Filing Website for changes in fees.


Fee Rate Table Download Confirmation
You have selected to download the Fee Rate Table file. This file was last modified on December 13, 2004. Please click on the link below to download the file.
Important Note! After clicking on the link below, you will be prompted to select a directory where the file will be saved. For EDGARLink to work properly, the file must be saved as edgar.frt in the directory where EDGARLink was installed (e.g., C:\Program Files\EDGAR\EDGARLink or D:\Program Files\EDGAR\EDGARLink)
Download Fee Rate Table

Figure 6-15: Fee Rate Table Download Confirmation Page

6.3 Preparing Your EDGARLink Submission

6.3.1 Submission Templates

There are six submission templates. This section of the document will outline how to use templates one through four. Template 5 is for preparing module and segment submissions. That template is the topic of Section 6.3.10, Module and Segment Submissions. Template 6 supports the transmission of bulk submissions. Refer to Section 6.3.13, Bulk Filing for details. Once you have selected, downloaded, and installed the EDGARLink software and downloaded the submission template you need, open the template in EDGARLink:

1. Double click on the Template Viewer icon on your desktop.
2. Open the location where you saved your template in the Open Form window.
3. Double click on the template you want to open.

At this time you should save the blank submission template before you begin entering your submission information:

4. To save the blank template, click on the Save Form icon on the upper left corner of the form template window (the diskette).

EDGARLink warns you that you have invalid data in the submission template; click the [Yes] button. This warning appears because you have not yet entered data in any of the required fields.

5. Enter a unique name in the File Name field.
6. Click on the [Save] button.

If you need to complete more than one submission type, i.e., 10-Q and 8-K, you might use the same template more than once. Both the 10-Q and 8-K are located in Template 3. To avoid having to delete your 10-Q information as well as remove the documents or change the notification addresses, you can save the template using a unique name: **r10q99.xfd** or **r8kfy98.xfd**, and reuse the blank template as often as you need:

1. Click on the Save Form icon in the toolbar.
2. When the Save Form window appears, enter a unique name in the File Name field.
3. Click on the [Save] button.

Note: If you do not enter an extension, EDGARLink inserts the **.xfd** extension to your filename.

EDGARLink saves the template using the name you entered. The next time you create that submission, you can open the previous submission template, edit the necessary changes, change the submission documents, and resubmit the filing. Exit EDGARLink and you are ready to transmit your submission.

6.3.1.1 Submission Template Structure

To create a submission, EDGARLink provides you with a Graphical User Interface (GUI) screen that contains fields where you enter your values. Different forms have different fields that appear or disappear depending upon which template you are submitting.

The Submission Template is broken down into sections, called blocks; see Figure 6-12: Submission Template Download Options Page. The top block contains two fields that display the filer's CIK and the submission type. This information automatically appears once you enter it on the Main page. These fields are read-only which means you cannot edit the information displayed in them. You must edit the fields on the main page to change this information. In this block there are buttons that open the different pages you need to create your submission and other buttons that access the EDGAR Filing Website, Submission Validation, and EDGARLink Help. The lower block contains fields where you enter submission information. As discussed in Section 6.1.1, Using the EDGAR Filing Website, some of these fields are required, and some are optional. As you enter information in these fields, you are creating your submission. In this chapter we discuss in general terms the process of submission preparation which includes all the different types of documents you can transmit: correspondence, cover letters, and exhibits. APPENDIX C contains sample submission types.


EDGAR WEB SITE
SUBMISSION VALIDATION
Submission Type
Filer CIK
DOCUMENTS
NOTIFICATIONS
MODULE/SEGMENT
HELP
Subtemplate1.xfd
Submission Template #1
EDGAR
Signature
Signature Button
LIVE
TEST
Live/Test Filing ?
Yes
Return Copy
Filer CIK
Filer CCC
Co-Reg CIK
Co-Reg CCC
Is this an electronic copy of an official filing submitted in paper format?
YES
Add CoRegistrant
Submission Contact
SROS
Add
Name
NONE
Phone Number

Figure 6-16: Submission Template Main Page

6.3.1.2 Template Menu Buttons

The EDGARLink submission templates are easily navigated using the buttons displayed in the upper block of the window:

- Documents
- Notifications
- Module/Segment
- Fee Offsets (appears only on fee bearing form types)
- Offering/Fees (appears only on fee bearing form types)

The first three buttons appear when you open the template. The later two appear only after you have selected a fee bearing form type. In EDGARLink there are six working pages, the Main Header, Attached Documents List, Notification Information, Referenced Module/Segment List, Fee and Offering Information, and Fee Offset Information. A button with [Main Page] appears when you are working on one of the other screens. There are three additional buttons that perform other functions:

- Submission Validation
- EDGAR Website
- Help

The [Submission Validation] button activates the EDGARLink submission checker. This checker informs you if you have invalid data entered in your submission.

The [EDGAR Website] button brings up the EDGAR Filing Website Login page. This page gives you access to EDGAR functions such as Filer News, Downloads, and Support menu options. See Volume I for more information on the EDGAR Filing Website Home page.

The [Help] button activates the help functions for EDGARLink. If you need help filling out one of the templates, you can access the help files to assist you in the process.

6.3.1.3 EDGARLink Tool Bar

The tool bar located at the top of the EDGARLink window helps you perform basic functions like save, open, and set EDGARLink preferences. The following list displays the buttons and explains what function the button performs:



The Open Form button opens another submission template.



The Save Form button saves the current submission template. This saves your template fields and attached documents into one file. EDGARLink will put an .xfd extension, and this is the file you will transmit to the SEC.



The Print button prints all the submission template windows, windows with and without information entered:

- You will print the fields and the visible text they contain.
- Submission documents will not be printed. For more information on printing submission documents; see Section 6.3.4.11, Printing Documents.



The Preferences button opens the EDGARLink preferences window.



The Check Spelling button checks the spelling of the value in the selected text field. It is only available when a writable text field has been selected.



The Check All Spelling on Page button checks the spelling of the values in all writable text fields on the current page.



The Help Mode button activates the cursor help text boxes:

- If you click on this button you turn on the cursor help and intuitive text boxes appear when you hold the mouse over a field.
- To turn the help off, click the button again.



The Viewer Help button opens a window displaying general help for the viewer.

6.3.1.4 Template Fields

While you are using EDGARLink, notice how the submission fields are displayed in the window. Sometimes the whole submission field may not fit into the window, so you may have to scroll to complete some submission fields. When you look at the fields, notice that some of these fields are mandatory (dark or shaded), some are optional (white or blank). If the mandatory fields

are filled out incorrectly, your submission will be suspended and you will need to edit and transmit your submission again. The white fields are not required. However, we do ask that you provide any relevant information.

As you are looking at the submission template, there are certain fields that appear with all templates and some fields that disappear. Some of the fields common to all templates are the Submission Type, Filer CIK, CCC, Submission Contact, and SROS. To enter information in any field in the template, click a field and enter the information by using your keyboard. Some fields have a pick list, so you do not need to enter information. You can scroll through the list and click on the entry you want to appear in the field.

EDGARLink checks the entry of each field for format and length. If you enter data incorrectly, the field turns red and your cursor help is activated for that field.

Some fields do not require input; they read information that has already been entered. For instance, on the Documents page, there is a Document Count field that automatically updates when you attach submission documents. EDGARLink counts the number of documents and inserts that number in this field.

Some information is not entered in fields. On the forms these are called radio buttons and check boxes. These types of fields insert a condition. For example, the Documents page contains a Validate check box. While you are attaching the documents, you can have EDGAR validate certain document(s) by activating the check boxes next to the document; see Section 6.4.2, Document Validation.

Once you have downloaded a template, you should save the template using a unique name, i.e., **r10q1099.xfd.** Then you will enter your submission information, attach your submission documents, save, validate, and close your template. You can then transmit the completed submission to EDGAR. The process of creating a submission is contained in this section.

Note: If you do not enter an extension, EDGARLink inserts the **.xfd** extension to your filename.

Before EDGAR can receive, process, and disseminate submissions electronically, filers must include filer information in EDGARLink's fields. We call the process of adding required information to a prepared submission EDGARizing. The EDGARLink software automatically inserts the required new EDGAR Extended Forms Definition Language (XFDL) header and document tags around your submission.

In addition to adding information to your submission, EDGARLink helps you format the values correctly. For instance, in the case of a pre-effective amendment to a Form S-1, where the correct value for the Submission Type field is "S-1/A" (not "S-1" or anything else), EDGARLink recognizes the correct combinations of required information and removes much of the submission preparation burden from you.

6.3.2 EDGARLink Submission Preparation Map

The submission template pages for electronic filing are outlined in Figure 6-17: Submission Requirements for Electronic Filing.

```
(1)         ____________________________
           |    EDGARLink Main Page      |
           |    Filer's                  |
           |    Access Identification    |
           |    Submission Header        |
           |    Information              |
           |_____________________________|
                        |
            ______________________________
(2)        |EDGARLink Documents Page      |
           |Document Header Information   |
           |Attached Submission Documents|
           |______________________________|
                        |
            _____________________________
(3)        | Notification Page           |
           | Additional Notification     |
           | E-Mail Addresses            |
           |_____________________________|
                        |
            _____________________________
(4)        | Referenced Type 2 Module    |
           | and Segment Page            |
           | Referenced Type 2 Modules   |
           | and Segments                |
           |_____________________________|
                        |
            _____________________________
(5)*       |Fee Offset Information Page  |
           |Offsetting fees information  |
           |_____________________________|
                        |
            _____________________________
(6)*       |  Fee and Offering           |
           |  Information Page           |
           |  Payment Method, Fees Paid,|
           |  Payor Information, and     |
           |__Shares Information_________|
```

Figure 6-17: Submission Requirements for Electronic Filing

Certain elements are common to all submissions.

* (5) and (6) are common only to fee bearing submissions only.

KEY:

(1) EDGAR requires identification of the filer, regardless of the medium chosen for an electronic submission:

- **For Internet or direct dial transmission**, you must provide the Filer CIK and CCC whether you have made your connection through the Internet or some other direct dial software
- **For Leased Line transmission**, you must contact us for the Leased Line Specification Document

For each submission, you must supply submission and filer information (basic information for one entire submission that includes the CIK, CCC, SROS, etc.) This submission information is automatically inserted into the correct EDGAR format from the fields on the

Main page. Each submission may require specific information. If required information is missing, EDGAR will suspend your submission.

(2) You may attach multiple submission documents in ASCII, HTML, or PDF format in a single submission in addition to correspondence and cover letters.

You can also attach referenced graphics, ***.jpg** or ***.gif**, as part of your submission.

(3) The maximum size of your submission must not exceed 100 MB.

(4) In addition to receiving submission notification messages to your primary company e-mail address, you may send submission notification messages to additional e-mail addresses listed on that page.

6.3.2.1 Tips for Submission Template Data Entry

When you begin your submission using EDGARLink there are fields where you enter information that is recorded in your submission. Entering information in the fields is as easy as typing on a word processing application:

1. Click in the field using your mouse.
2. Use your keyboard to enter information.

You can use your mouse to move from field to field. You can also use the [Tab] key to move your cursor to the next field.

Note: In EDGARLink it does not matter in which order you enter your fields, or on which page you start, because you can save the template and return to it later; however, all required fields must be filled out before you transmit the submission.

EDGARLink allows you to enter any type of information via a keyboard: numbers, letters, or special characters. EDGARLink checks the validity of the value. For example, your CCC is eight characters long and must contain at least one number, one letter, and one special character, @, #, $, or *. If you enter your CCC incorrectly (does not conform to these rules), the field turns red and you cannot complete the processing of your submission until you correct the entry.

Some fields contain pick lists that display when you click on the down arrow on the right hand border. When the list appears, click on the option you want to choose for that field. Other fields automatically format your entry. For instance when you enter information in the Phone Number field under the Submission Contact, hyphens are automatically placed between the first, second, and third sets of numbers. The Period field automatically converts dates to the correct EDGAR mm-dd-yyyy format.

Check boxes allow you to tell EDGARLink that you want to activate a function or validate a submission document. To turn a check box on, click it once. A check appears in the box. If you want to turn the check box off, click it again, and the check disappears.

Radio buttons work similarly to check boxes, but a radio button informs EDGAR of a condition. When you use the Live/Test Filing radio button, you are telling EDGAR what type of submission you are filing. **The default for this button is Live**. **In order to submit a test filing, you need to change the Live radio button to the Test radio button.** To change the filing to a Test filing, click once on the Test radio button. You can also send a filing using the Transmit a Test Filing; see Section 6.6.5 Test Submissions.

6.3.3 The EDGARLink Main Page

Just as EDGAR uses access codes to recognize you as a filer, EDGAR needs information to accurately process the submission you are filing. For example, basic submission information identifies the entity for which the filing is being made, gives information on fees, and indicates the type of document you are filing.

EDGARLink verifies that the information required for all submission validation has been entered. For example, if the submission requires the indication of a time period for which you are filing the report, EDGARLink verifies that you have provided a date in the Period field. APPENDIX C, EDGAR Submission Templates, lists the submission header fields that apply to each form that you file electronically. You must enter information in all header fields designated as "required" in the submission or EDGAR will suspend the filing.

Fields are categorized in the following two ways for a particular submission template:

- **Required** -- EDGARLink will not allow you to omit a required field. Fields that are required when applicable should be entered when your filing situation requires them. Required fields have a yellow background.
- **Optional** -- Optional fields and their values provide important information but are not required for EDGAR to accept your submission. We encourage you to use such fields where applicable, but, if you do not, EDGAR will not suspend your submission.

EDGARLink uses some of the information you have entered to process your submission and to create a “header” for your submission. Headers are automatically created in XFDL when you enter filer-supplied information (values) into EDGAR-specified fields in the EDGARLink submission template. Header information is included when your submission is disseminated.

6.3.3.1 Entering Submission Information

Once you open the submission template, you can begin entering submission information. On the Main page, you are required to fill out the Submission Type, Filer CIK, Filer CCC, and SROS fields:

1. Click on the Submission Type field, and enter the submission type.
   - If you click on the down arrow in that field, the entire list of submission types will be displayed.
   - Use the down arrow key on your keyboard to scroll through the Submission Types in the template.

Note: If you change a submission type on a previously completed submission template, you have a choice to clear all field entries. If you choose not to clear all fields, the attached documents will not be removed.

2. Click in the Filer CIK field and enter your CIK. You do not need to enter the leading zeros (0); EDGARLink automatically inserts them before the number you enter.
3. Click in the CCC field and enter your CCC. If there are any Co-Registrants, add their CIK and CCC. If there is more than one co-registrant, click on the [Add CoReg] button. If there are more co-registrant CIK and CCC fields than you need, use only the number you need. When processing your submission, EDGAR ignores all extra empty fields.
4. Click in the SROS field and enter your Self-Regulatory Organization. If none, select “none.”

Depending upon the submission type you are preparing, you may have completed all the required fields for that template. Some templates require other fields. For a list of the submission type samples, see APPENDIX C.

When you change submission types in EDGARLink, you are prompted whether or not you want to clear entered information. If you answer "Yes," all currently entered information and attached documents are discarded. If you answer "No," all currently entered information and attached documents are preserved. Information entered in fields that do not appear for the new submission type will not be deleted and will be transmitted with your submission and you may receive a submission warning during processing. If you changed from a fee-bearing submission type to a non fee-bearing submission type, all fee information will be deleted.


WARNING
Changing Submission Type from 24F-2NT to F-1.
This may invalidate some of your entries.
Do you want to clear all entries on all pages now?
Yes
No

Figure 6-18: Change Submission Form Type Warning

6.3.3.2 Field Values and Definitions

In this manual, the term "value" refers to the information that you need to supply. When EDGAR encounters a field, it determines if you have supplied the required information. In some cases, no value is required; however, in most cases, values are required.

For EDGAR to process values, you must enter them in a specified format. For example, when the Submission Contact Phone Number field is used, the value should contain at least ten digits

(e.g., 123-456-7890). EDGARLink automatically places the hyphens between the first, second, and third set of numbers.

EDGAR is programmed to verify if there is a specified number of characters for each value. This specified number of characters is the field length. For example:

- The CIK field has a field length of up to 10 digits, 1234567890.

In EDGARLink, the Main page field values will not allow you to exceed the specified number of characters. In some cases, as in CIK, EDGARLink inserts leading zeros before your inputs if the value is less than the field length.

Table 6-1: Information Fields Available on Main Page contains a list of all the fields available on the Main page for all submission type templates. You may only see some of these fields depending upon the submission type you are entering.

Table 6-1: Information Fields Available on Main Page

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
1	Submission File Name*	q1_10k.xfd	Name of the submission type file (*.xfd).
2	Submission Type*	10-Q	Name of the submission type.
3	Filer CIK*	1234567890	Your SEC-supplied CIK. This field allows up to 10 characters.
4	Submission Type	10-Q	Type of submission you are filing.
5	Test or Live	Radio Button	Marks a submission to be treated as a test or live filing. Unless the submission is marked as TEST, or is submitted under the EDGARLink option “Send a Test Filing”, the filing will be treated by EDGAR as a LIVE filing and, if accepted, be disseminated. Submit live filings in live mode if using EDGARLink. We cannot change a test submission into a live submission, nor can we change a live submission into a test submission.
6	Return Copy	Check Box	Requests Return Copy of the filing as we receive it. Copies of accepted filings are stored on the EDGAR Filing Website for seven (7) business days for you to download.
7	SROS	AMEX	Identifies one or more stock exchanges or other self-regulatory organizations on which the issuer's securities are listed or traded. If none applies, enter the value “NONE”.
8	Submission Contact	Label	Marks the area of the submission contact information.

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
8a	Name	A. Jones This field is not required, however we recommend that you enter a value.	Identifies a person to contact if there are questions about the submission. This field allows up to 30 characters.
8b	Phone	202-555-1111 This field is not required, however we recommend that you enter a value.	Phone number of the contact person; you must include an area code. This field allows up to 20 characters.
9	Filer CIK	1234567890	Your SEC-supplied CIK. This field allows up to 10 characters. **Note:** In those instances where a single filing is being made on behalf of more than one person or entity, you must enter separate filer information for each such entity or fill in the Group Members field, depending upon the filing being made. See Section 6.3.3.1, Entering Submission Information, for more information on co-registrants.
Note:	This field is necessary for all forms except Form 144, in which case it is called the Reporting Owner Information field.		
10	Filer CCC	x21234@1	Your CCC (8 characters, at least one of which must be a numeral and at least one must be @, #, $, or *). It is case-sensitive.
11	File Number	333-00000-1111	SEC-supplied file number required for Confirming Copy submissions, some amendments, and other specific submission types. The field is up to 17 characters. The prefix may contain 1-3 digits, the sequence number may contain 1-8 digits, the optional suffix may contain 1-4 characters, and the fields are separated with a hyphen.
12	Co-Registrant	Label	These fields are required for submissions with more than one registrant. EDGAR will suspend your filing if you include more than 196 co-registrants.
12a	Co-Registrant CIK	1234567890	The SEC-supplied CIK for a registrant associated with this submission.
12b	Co-Registrant CCC	x21234@1	The CCC for a registrant associated with this submission. (8 characters, at least one of which must be a numeral and at least one must be @, #, $, or *). It is case-sensitive.

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
12c	Co-Registrant File Number	333-00000-1111	SEC-supplied file number. Required for amendments to 1933 Act registration statements and with specific form types. This field allows up to 17 characters. When adding a new co-registrant to an amendment, you must type "New" in the File Number field of the new co-registrant.
12d	Co-Registrant Form Type	S-3/A	Used to specify a different form type for a co-registrant filing, or to indicate a combination filing.
13	Reporting Owner Information	Label	Marks the beginning of reporting owner identification and must be followed by the CIK and CCC.
Note:	This group replaces the Filer CIK/CCC for Form 144.		
13a	CIK	1234567890	SEC-supplied reporting owner's CIK. This field allows up to 10 characters.
13b	CCC	x21234@1	Reporting owner's CCC (8 characters, at least one of which must be a numeral, and at least one must be @, #, $, or *; case-sensitive).
13c	Relationship	DIRECTOR	Identifies relationship of the reporting owner to the subject company.
14	Period	12-31-2000 or 12 31 2000 or DEC 31 2000 or 31 DEC 2000 or Dec 31 2000 or 12/31/00	End date of report or period of filing; preferred order is month, day, and year (i.e., mmddyyyy) and EDGAR will convert your input to this format. Months should be abbreviated using the first three letters only (i.e., Apr or JAN). This field is also used for proxy meeting dates (field up to 20 characters; use hyphen, slash, or space to separate numbers). Unless otherwise specified, future dates for most form types will be flagged as errors. Refer to Appendix E for information regarding which forms will allow you to use future dates in the Period field.
15	Act	33 40 or 33 40	For certain filings by investment companies, the field identifies Act or Acts when the form type may be filed under more than one Act. Valid values when required are 33 and/or 40. If both apply, use the entry with both Acts.
16	Delaying Amendment	Check Box	Indicates that submission includes a delaying amendment.
17	References 429	333-00000	Refers to 1933 Act Registration Statements updated pursuant to Rule 429. The value represents the file number of the prior registration statement. If more than one applies, repeat the field for each value. This field allows up to 17 characters.

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
18	Reference 462b	333-00000	Identifies the 1933 Act file number associated with the prior effective registration statement for the same offering pursuant to Securities Act Rule 462(b). This field allows up to 17 characters.
19	Subject Company	Label	Marks the area of subject company information fields.
19a	CIK	1234567890	Identification of the subject company. This field allows up to 10 characters.
19b	IRS Number	22-7777777	Subject company's IRS employer identification code. The IRS number usually appears on the cover page of a Form 10-K (nine characters plus an optional hyphen; EDGARLink displays a hyphen with this tag).
19c	Name	Small Co. Ltd.	Name of the subject company. This field allows up to 150 characters.
19d	File Number	005-00000	SEC file number used under subject company for confirming copies and other specific submission types. This field allows up to 17 characters.
20	Items	1.02 5.05 7.01	Identifies each reportable event declared in an 8-K filing. If more than one applies, repeat the field for each event. See listing of item values and event definitions in Appendix E. (field is one item selection for each entry).
20a	Fiscal Year	12/31 05/31	Identifies the new Company fiscal year end date mm/dd format. This field allows up to 5 characters). Item 5.03 Amendments to articles of Incorporation or Bylaws; Change in Fiscal Year requires you to enter the new Fiscal Year end date (mm/dd) in the Fiscal Year field.
20b	Item Submission Type	425 DEFA14A DFAN14A SC TO-C	Identifies an optional additional Submission Type that the 8-K submission simultaneously satisfies as an additional filing obligation under Rules 425, 14a-12, 14d-2(b), or 13e-4(c). Items 1.01, 1.02, 2.01, 5.01, or 8.01 allow an optional field, Item Submission Type, to specify an additional Submission Type that the 8-K submission simultaneously satisfies as an additional filing obligation.
20c	Depositor CIK	1234567890	SEC-supplied Depositor's CIK. Required when an 8-K is the 1st filing for an Asset-Backed sSecurity Issuing Entity and an Item 6.01 is specified. This field allows up to 10 characters.
20d	Depositor 33 File Number	333-12345	SEC-supplied file number. Required when an 8-K is the 1st filing for an Asset-Backed sSecurity Issuing Entity and an Item 6.01 is specified. This field allows up to 17 characters.

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
21	Serial	Check Box	Used when an offering is made from an effective shelf registration statement and the offering relates to interests in a separate legal entity, such as a trust or partnership, that is distinct from the registrant. Used when applicable to submissions of form type 424B1, 424B2, 424B3, 424B4, 424B5, ~~or~~ 424B7 or 424B8. This will initiate the generation of a new CIK for the serial company created by this filing.
21a	Serial Company Name	Small CO LTD	Name of the serial company. If more than one, repeat the field. This field allows up to 150 characters. The name should be in conformed format. See conformance definitions in Appendix E.
22	Confirming Copy	Check Box	A confirming copy is not an official filing. This tag should be used only when the official filing was previously made on paper. When a confirming copy is sent, the File Number field is visible and mandatory for non-subject company filings. For subject company filings, the File Number field is mandatory and is located under the Subject Company label. If you are using EDGARLink, the field automatically appears when you activate the Confirming Copy check box.
23	Group Members	John Smith Jane Doe	Identifies list of group member names or joint filers. Used with Williams Act filings when there is more than one member of a Williams Act group or where there are joint filers. The list should exclude the entity identified in the filer tags (there is only one filer). Each name must appear in a separate field.
24	Effectiveness Date	10-15-2000 or 10/15/2000 or 10 15 2000 or 15 Oct 2000 or 10/15/00 or OCT 15 2000	Filer requested effectiveness date that applies to all co-registrants in a co-registrant filing for certain Investment Company filings. Preferred order is month, day, and year, i.e., mmddyyyy EDGAR will convert your input. This field allows up to 20 characters. Use hyphen, slash, or space to separate numbers.
25	Depository	International Financial Corporation	Identifies the bank foreign filers deposited SEC filing fees. This field allows up to 50 characters.

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
26	Shell Company	Check Box	Check if company meets the shell company criteria: a company with no or nominal operations, and with no or nominal assets or assets consisting solely of cash and cash equivalents.
27	Well-known seasoned issuer	Check Box	Check if primary registrant meets the well-known seasoned issuer criteria.
28	Voluntary Filer	Check Box	Check if the primary registrant (other than an investment company) is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
29	Fee Table in Prospectus	Check Box	Indicates a prospectus that contains a fee table.
30	Rule 163	Check Box	Indicates that the communications are made under Rule 163.
31	Rule 433	Check Box	Indicates that the communications are made under Rule 433.
32a	First Issuing Entity Filing	Check Box	Indicates that the Free Writing Prospectus is the first filing for an Asset-Backed Security Issuing Entity.
32b	Depositor CIK	1234567890	SEC-supplied Depositor's CIK. Required when a Free Writing Prospectus is the 1st filing for an Asset-Backed Security Issuing Entity. This field allows up to 10 characters.
32c	Depositor 33 File Number	333-12345	SEC-supplied file number. Required when a Free Writing Prospectus is the 1st filing for an Asset-Backed Security Issuing Entity. This field allows up to 17 characters.

*These fields are read-only. You do not need to enter information: EDGARLink automatically fills these fields.

6.3.3.3 Test and Live Filings

If you want to submit a test filing through EDGARLink, you do not have to set the "Test" radio button on the Main page. Instead you can use the EDGAR Filing Website “Transmit as a Test Filing” or “Transmit as a Test Bulk Filing” option. EDGAR treats the submission as a test and it will not be disseminated. The option to send a Test or Live filing is available when using the Internet or direct dial. Refer to Chapter 6, Preparing and Transmitting EDGARLink, for instructions on sending Test or Live filings.

Warnings: (1) **If you want your submission to be live, you must use the "Live" radio button and select the Transmit LIVE Submission link:** Acceptance processing and public dissemination is an automated process that takes place immediately upon receipt of live filings. Public portions of a live filing are immediately disseminated to the public.

(2) If you use the "Test" radio button, the filing is not an official filing. If you intended to submit a live filing, you must change the radio button to "Live", save the submission and transmit the submission again.

6.3.3.4 Filing on Behalf of More than One Entity

When a registration statement is made on behalf of more than one entity, you must include the co-registrant CIK and CCC for each entity in the Main page in the fields provided.

Caution: All co-registrant filings must apply to the same Act(s). Only registrants identified in the Filer CIK field as the filer in the original registration can be part of the submission of an amendment.

Note: We recommend that you not include more than 196 co-registrants per submission. Co-registrants in excess of this number must make multiple submissions.

When a filing involves a single registration statement under the 1933 Act filed on behalf of more than one registrant (co-registrants), you must add a CIK and CCC field for each registrant on the Main page. If the filing is an amendment to the registration statement, you must include the File Number for each registrant. If you are adding a new co-registrant to an amendment, you must type "New" in the File Number field of the new co-registrant. There are only a few submission form types that can be filed in these combinations. If the submission type is not listed below, then each co-registrant must transmit the submission separately.

When the submission type is:	Then the Form-Type can only be used to refer to:
S-1	S-1 or S-3
S-3	S-3 or S-1
S-1/A	S-1/A or S-3/A
S-3/A	S-3/A or S-1/A
S-1MEF	S-1MEF or S-3MEF
S-3MEF	S-3MEF or S-1MEF

See Section 6.4, Combining Submissions for details of all submission types that can be combined, either with multiple registrants or a single registrant.

Another unique situation where multiple registrants need to report on the same submission relates to Williams Act Submissions. In this case the filing is based on a group. Use the Group-Members field when a Williams Act filing (SC 13D or SC 13G) is being made on behalf of more than one entity, for example, for members of a group or joint filers. Identify only one filer in the Filer field. List the other members of the group (or the other joint filers) under the Group-Members field by name (no CIKs are necessary). See Figure 6-19: Entering Group Members.


EDGAR WEB SITE
SUBMISSION VALIDATION
Submission Type
SC 13D
Filer CIK
DOCUMENTS
NOTIFICATIONS
MODULE/SEGMENT
HELP
Subtemplate2.xfd
Submission Template #2
SC 13D
EDGAR
Signature
Signature Button
LIVE
TEST
Live/Test Filing ?
Yes
Return Copy
Filer CIK
Filer CCC
Is this an electronic copy of an official filing submitted in paper format?
YES
Subject-Company
CIK
IRS-Number
Name
Submission Contact
SROS
Add
Name
NONE
Phone Number
Group Members
Add

Figure 6-19: Entering Group Members

6.3.4 The EDGARLink Documents Page

The Documents page will list your documents after you attach them, and is designed similarly to the Main page, in that there are fields, check boxes, and buttons that assist you in entering descriptions about your documents, validating your documents, and navigating from one screen to another.


ADD DOCUMENT
DELETE DOCUMENT
VIEW DOCUMENT
MOVE DOC DOWN
MOVE DOC UP
DOC VALIDATION
Submission Type
Filer CIK
MAIN PAGE
NOTIFICATIONS
MODULE/SEGMENT
HELP
Subtemplate1.xfd
Document Count
0
Attached Documents List
EDGAR
File Name
Type
Description
Validation ?

Figure 6-20: Attached Documents List Page

6.3.4.1 Documents Page Fields

On the Documents page, there are three fields. The first field, File Name, is automatically entered when you attach a document; see Section 6.3.4.4, Attaching a Document. The next field is the Type field. This field provides you with a list of document types you can attach such as: Cover, Correspondence, Graphic, EU-1, NASAA document, and exhibits. The third field, which is optional, is the Description field. You can enter a description up to 255 characters in length. You can attach as many documents as you would like; see Section 6.3.4.5 Attaching Multiple Documents. Corresponding with each attached document is a Validate check box, which informs EDGARLink to validate the attached document for formatting errors; see Section 6.4.2, Document Validation.

Above the document fields is the Document Count field. This field automatically inserts the number of submission documents you attach to the submission. EDGARLink automatically calculates these numbers based on the number of submission documents you attach. For more information on attaching submission documents; see Section 6.3.4.4 Attaching a Document.

Table 6-2: Information Fields Available on Documents Page lists all the fields available on the Documents List page.

Table 6-2: Information Fields Available on Documents Page

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
~~26~~33	Document Count **	1	Number of documents included in the submission.
~~27~~34	File Name**	r10q99.txt	The file name of the document you attach. The file name is automatically inserted from the Attach window.
~~28~~35	File Name* **	Opinion.txt	The file name of the document you attach. The file name is automatically inserted from the Attach window.
~~29~~36	Module or Segment Name*	Opinion 1	The name of the module or segment currently stored on EDGAR.
~~30~~37	Master Segment CIK*	1234567890	The CIK of the filer for the master segment, the submission you are attaching the segment to.
~~31~~38	Type	10-Q	Indicates to EDGAR the type of document being attached. This field assists EDGAR in keeping public and non-public documents separated.
~~32~~39	Description	2000 Quarterly Report	Is not a required field. We do ask that you describe the document, graphic, or exhibit you are attaching. This field allows 255 characters maximum.
~~33~~40	Validation	Check Box	Indicates whether you want EDGARLink to validate a document.

* These fields appear in the Module/Segment submission template only.

** These fields are read-only: you do not need to enter information. EDGARLink automatically fills these fields.

Type 1 and 2 modules and segments must have unique file names and unique module and segment names.

Note: When you assemble a submission that includes multiple documents, i.e., correspondence, cover letter, etc., EDGARLink updates the File Name fields automatically when you attach additional documents. When you incorporate segments and modules, these values represent the number of documents that will be contained in the submission after final assembly.

6.3.4.2 Document Count

Although this field is read-only and EDGARLink automatically fills in this field, there are limitations on its value. Please use the following guideline when adding a document to a filing.

A submission may include a maximum of 612 documents in the following combinations:

- At least one (1) primary submission document*
- Up to ten (10) cover letters (document type "COVER")
- Up to one hundred (100) correspondence documents (document type "CORRESP")
- Up to five hundred (500) exhibits/graphics files (document type "EX-__")**
- One (1) EU-1

* The primary document must include the primary filing; exhibits must be included in separate exhibit documents appropriately labeled.

** For appropriate labels for exhibits, please see APPENDIX C and/or in accordance with rule or form requirements.

6.3.4.3 Submission Documents

In previous sections, we discussed preparing the documents that you are including in your submission. The documents supported include: ASCII, HTML, PDF, XBRL, and ***.jpg/*.gif** graphics only. In text documents, lines cannot be more than 80 characters wide, unless in a table that is no more than 132 characters wide, and no special characters. When you prepare your documents using EDGARLink, you no longer include Header or Document tags. EDGARLink automatically takes care of that for you.

EDGARLink does not support the preparation of N-SAR documents at this time. You are still required to use the N-SAR DOS version to create N-SAR documents (**answer.fil**). There is, however, a submission template, Submission Template Number 3, that allows you to assemble N-SAR submissions and attach N-SAR documents.

- For HTML document support, see Section 5.2.2, HTML
- For PDF document support, see Section 5.2.3, Unofficial PDF

6.3.4.4 Attaching a Document

Once you have prepared your submission document, correspondence, or cover letter, you can include it in your submission by using EDGARLink. This procedure assumes you have a submission template open and a submission document prepared:

1. Click on the [Documents] button.
2. The Document page appears, Figure 6-20: Attached Documents List Page.
3. Click on the [Add Document] button.
4. EDGARLink displays the Form Attachments window, Figure 6-21: Attachments Window.

To attach multiple documents to a submission you can select multiple files in the browser window before selecting the [Done] button.


Attachments
Form
Attachments
Done
Attach
Present Folder: AttachedDocuments
Folders:
Attachments:
AttachedDocuments
corresp.txt
main.txt

Figure 6-21: Attachments Window

The Attachment window displays a list of documents attached to your submission.

5. Click on the [Attachment] button. The Attach File window appears, Figure 6-22: Attach File: Choose the File Window. Open the location of your documents using the Look In: field:


ATTACH: Choose File or Files
Look in:
edgarlink
corresp.txt
EDGARLinkInstaller.exe
main.txt
Subtemplate1.frm
File name:
Files of type:
All Files (*.*)
Open
Cancel

Figure 6-22: Attach File: Choose the File Window

- Click on the down button in the right hand side of the field.
- Select the folder you want to open by clicking on it.
- The folder structure appears in the window with the subdirectories and files. Double click on the subdirectory folders until your submission file appears.

6. Click once on the file you want to attach; it could be a document, graphic, N-SAR, or PDF file.
7. Click on the [Open] button. The file you select appears in the Attachments list.

8. Click on the [Done] button to return to the Attach Documents List page.

6.3.4.5 Attaching Multiple Documents

While creating a submission, there are occasions where you will attach more than one document, for instance, a cover letter, correspondence, a revised submission document, and a PDF version of your submission document. In order for EDGAR to divide documents into public and private documents, each of these documents should be listed individually on the Attach Document List field rather than compiled into one document. To attach multiple documents, follow the same procedures as attaching a single document. This creates additional lines in the document list:

- Press the [Shift] key to select a list of documents.
- Press the [Ctrl] key to select more than one document in a list.

6.3.4.6 Organizing Documents

EDGARLink has added a new feature on the Document page. After you attach your documents and the file names appear in the Name field, you can organize the document names on the Document page. EDGARLink has two additional buttons on the Document page: [Move Document Up] and [Move Document Down].

To move a document up the list:

1. Select the document you want to move by highlighting the Name field.
2. Click on the [Move Document Up] button.

To move a document down the list:

1. Select the document you want to move by highlighting the Name field.
2. Click on the [Move Document Down] button.

Note: This organization function moves the documents only until they are either at the top or bottom of the list.

6.3.4.7 Correcting a Document

If errors are found after validation is performed, EDGARLink displays the errors in the document view window. To ensure your changes are reflected in future submissions, you should use the original application (e.g., word processor) to correct the errors, save the document, and re-attach your submission documents; see Section 6.3.4.9.

6.3.4.8 Removing a Document

As you are compiling your submission, you may need to detach or delete a document from your submission. The process to remove a document from your submission is as easy as attaching a document:

1. Click on the [Delete Document] button.

2. The Form Attachments window appears. Select the document you want to delete by clicking on it.
3. Click on the [Remove] button.


Attachments
Form Attachments
Done
Remove
Present Folder: AttachedDocuments
Folders:
AttachedDocuments
Attachments:
corresp.txt
main.txt

Figure 6-23: Remove Attachments Window

EDGARLink prompts you to confirm that you want to remove your document. See Figure 6-24: Remove Attachment Confirm Window. If you click on [Yes], then EDGAR removes the document from your submission. You can use this process if the file contains errors when you validate your document.


REMOVE ATTACHMENT
Are you sure?
Yes
No

Figure 6-24: Remove Attachment Confirm Window

6.3.4.9 Replacing a Document

Rather than removing an incorrect document, you can re-attach a corrected version of the document with the same name:

1. Click on the [Add Document] button.
2. Click on the [Attach] button.
3. Choose the corrected submission document and click on the [Open] button.
4. EDGARLink warns you that the document is already attached, and asks if you would like to replace it?
5. Click on the [Yes] button if you want to replace it.

EDGARLink then replaces the document in your submission.

6.3.4.10 Viewing a Document

Once you have attached a document, you may want to view the document's text:

1. Click on the [View Document] button.
2. The attached document appears. From here you can review your document by scrolling through it or printing a copy.

   To return to your submission template close the viewer window.
3. If you have multiple documents attached in your submission, you will have to choose which documents you want to view:
   (a) The Form Attachments window appears when you click on the [View Document] button.
   (b) Click the document you want to view.
   (c) Click the [Display] button.


Attachments
Form Attachments
Done
Display
Present Folder: AttachedDocuments
Folders:
AttachedDocuments
Attachments:
corresp.txt
main.txt

Figure 6-25: View Document Window

The document you selected is displayed. Close the viewer window to return to your submission template.

6.3.4.11 Printing Documents

Before you transmit your submission, you might want to print your submission document. You can do this using EDGARLink:

1. Display your submission document, as described above.

2. When your document appears in an application window, use the application's print feature to send your document to your printer.

6.3.5 The EDGARLink Notification Page

EDGARLink allows you to notify multiple e-mail addresses of the status of your EDGAR submission. You can add these additional addresses on the Notification Information page. They will receive acceptance/suspense messages for both Live and Test filings.


Submission Type
Filer CIK
MAIN PAGE
DOCUMENTS
MODULE/SEGMENT
HELP
Subtemplate1.xfd
Notification Information
EDGAR®
YES
Notify via Filing website Only ?
Internet Notification Address:
Add

Figure 6-26: Notification Information Page

If you need to change your default notification address, you can change it on the EDGAR Filing Website using the Company Information page.

Table 6-3 contains the fields available on the Notification page.

Table 6-3: Information Fields Available on Notification Page

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
~~34~~41	Internet Notification Address	Jsmith@xyz.com	Identifies Internet User IDs that are to receive submission acceptance or suspense messages. Cannot be used to request Return Copies. This field must be in standard Internet address format, including exactly one "@" character and all necessary "." characters; only EDGAR acceptable characters are allowed in the address; each address may be up to eighty (80) characters long.
~~35~~42	Notify via Filing Website Only	Check Box	For a filer who wants only to download their notifications from the EDGAR Filing Website. This is suggested if you are transmitting a filing after 5:30 p.m.

6.3.5.1 Adding Notification Addresses

Place your additional notification e-mail addresses on the Notification Information page:

1. From your open submission, click on the [Notifications] button.
2. The Notification Information page appears, Figure 6-26: Notification Information Page.
3. Enter the additional Internet e-mail address in the Internet Notification Address field. Click on the [Add] button.

   Note: If there are additional Internet e-mail addresses that you want to enter click on the [Add] button. You are allowed to add as many e-mail addresses as you would like.

6.3.6 The EDGARLink Module/Segment Page

A module or segment is information that is stored on the non-public data storage area of EDGAR. Information about creating module and segment documents is covered in Section 5.3 Preparing or Referencing Module and Segment Documents. Also included in this section is information on including references to Type 1 modules and segments in other filing documents. Before using either Type 1 or Type 2 modules/segments in a filing, you must submit them so that they reside on the non-public data storage. The submission of these documents is outlined in Section 6.3.10 Module and Segment Submissions. Information on managing your modules and segments while they are in the private storage area is covered in Section 9.5.2 Retrieve Module/Segment Information.

This section will tell you how to add Type 2 module and segment documents as you assemble your submission. When you add these documents, EDGARLink automatically inserts the reference in your submission, retrieves the document from the non-public storage area, and places the documents at the end of the submission. To add Type 2 module/segment documents to a submission on the EDGARLink Main Page, click on the Module/Segment Button. Figure 6-27: Referenced Module/Segment List Page will appear. You can use this screen to add the documents. Fields on the page will be based on whether the document you are adding is a module or segment. If you choose M from the drop down list on the first field, since modules require both the CIK and CCC fields will appear. If you choose S in the first field for segment, the entry boxes under the CIK and CCC will disappear.



Submission Type
Filer CIK
MAIN PAGE
DOCUMENTS
NOTIFICATIONS
HELP
Subtemplate1.xfd
Referenced Module/Segment List
EDGAR
M/S
Module/Segment Name
CIK
CCC
Type
Add Module/Segment Reference

Figure 6-27: Referenced Module/Segment List Page

Table 6-4: Information Fields Available on the Referenced Module/Segment List Page contains the fields available on the Referenced Module/Segment List page. It will help you correctly complete the fields on this page by defining the content of each field and giving an example.

Table 6-4: Information Fields Available on the Referenced Module/Segment List Page

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
~~36~~43	M/S	M	Identifies the reference as a (M)odule or (S)egment reference.
~~37~~44	Module/Segment Name	OPINION1	Identifies the name of the Type 2 module or segment currently residing on EDGAR that you are including in your submission.
~~38~~45	CIK	1234567890	Identifies the primary owner of the Type 2 module you reference in your submission.
~~39~~46	CCC	x21234@1	Identifies the CCC of the primary owner of the Type 2 module you reference in your submission.
~~40~~47	Type	EX-1	Identifies the document type of module or segment you are referencing.

6.3.6.1 Referencing Your Module or Segment Document

When you reference Type 1 modules and segments (partial documents) in your submission, you should make reference inside your submission document to a Type 1 module or segment currently residing on the EDGAR system.

Type 1 and 2 modules and segments should have unique filenames and module and segment names.

You reference your Type 2 modules in EDGARLink on the Module/Segment page. When EDGAR processes your submission, the module (or segment) residing on the system is automatically attached to the bottom of the submission.

When you reference Type 2 modules and segments (one complete document), EDGARLink automatically inserts the reference in your submission. The following sections describe how to reference Type 2 modules and segments.

6.3.6.2 Including Type 2 Modules in Your Submission

These instructions assume that EDGAR has previously accepted your module:

1. Click on the [Module/Segment] button. The Referenced Module/Segment List page appears.
2. Select "M" in the M/S field. Click on the down arrow and click on your selection. The CIK and CCC fields appear.
3. Enter the module name (not the module file name) in the Module/Segment Name field.
4. Enter the CIK and CCC of the filer whose module you are placing within your submission.
5. Select the document type of your module in the Type field:
   - Click on the down button.
   - Scroll until you see the module document type.
   - Click on the type to enter it in to this field.

If the referenced module does not exist on EDGAR your submission will be suspended.

6.3.6.3 Including Type 2 Segments in Your Submission

These instructions assume that EDGAR has previously accepted your segment:

1. Click on the [Module/Segment] button. The Referenced Module/Segment List page appears.
2. Select "S" in the M/S field.
3. Enter the segment name (not the segment file name) in the Module/Segment Name field.
4. Select the document type of your segment in the Type field:
   - Click on the down button.
   - Scroll until you see the segment document type. If your document is a cover letter or correspondence, be sure it is correctly marked.
   - Click on the type to enter it in to this field.

IMPORTANT: If your document is a cover letter or correspondence, be sure to give it the correct type. Otherwise it will be disseminated immediately to the public.

If the referenced segment does not exist on EDGAR your submission will be suspended.

6.3.6.4 Errors in Segments

EDGAR validates segments at the time you submit them. If a segment contains errors, EDGAR reports those errors to you and/or your filing agent.

If a transmitted Type 1 or 2 segment contains only white space (is blank), EDGAR will suspend the entire submission.

If an error arises when the EDGAR system attempts to combine segments, or if EDGAR detects an error in the master segment, EDGAR will suspend the filing. The expiration dates of subordinate segments referenced in the master segment are extended six business days from the day of suspension of the master segment.

When EDGAR detects an error in a subordinate segment, the segment is not accepted and you must re-submit the corrected subordinate segment.

Note: EDGARLink will raise an error when it is error-checking a master segment with Type 2 segment references and it cannot find the segment referenced. This error will not occur if all subordinate segments are present on EDGAR when the master segment is filed and the document count accounts for all documents in the assembled filing.

6.3.7 The EDGARLink Fee Offsets Page

Filers can add fee offset information via the Fee Offsets Page in EDGARLink. You can add multiple fee offsets for each submission. Figure 6-28: Fee Offset Information Page illustrates the page. Table 6-5: Information Fields Available on the Fee Offset Page contains the values required in each field. Finally, follow the specific directions that are listed after Table 6-5 to complete the page.


Submission Type
F-1
Filer CIK
MAIN PAGE
DOCUMENTS
NOTIFICATIONS
MODULE/SEGMENT
HELP
OFFERINGS/FEES
Subtemplate1.xfd
Fee Offset Information
EDGAR
Fee Offset Total
CIK
Form Type
File Number
Offset Filing Date
Amount
Add Fee Offset Line

Figure 6-28: Fee Offset Information Page

Table 6-5: Information Fields Available on the Fee Offset Page

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
4148	CIK	1234567890	Identifies the filer/registrant who previously paid the offset amount. Required if there is an offset. This field allows up to 10 characters.
4249	Form Type	S-1	Indicates form type in which the offsetting fee amount was paid. Required if there is an offset amount. This field allows up to 10 characters.
4350	File Number	333-00000000-001	References the file number for the offset filing. This field allows up to 16 characters.
4451	Offset Filing Date	10/15/2000	Indicates filing date of the offsetting payment; preferred order is month, day, year (i.e., mm/dd/yyyy).
4552	Amount	4000	Indicates an offsetting payment against your filer's fee obligation, as provided for in Section 14 of the Exchange Act. (0 - 999,999,999,999.99)
4653	Fee Offset Total	4000	Read-only field containing the sum of Amount fields for all offset rows entered for the submission.

Place the fee offset information on the Fee Offsets page.

1. From your open submission, click on the [Fee Offsets] button.
2. The Fee Offset Information page appears, Figure 6-28: Fee Offset Information Page.
3. Enter the Filer/Registrant CIK in the CIK column.
4. Select the form type in the Form Type field.
5. Enter the file number in the File Number field.
6. Enter the date of the offset filing in the Offset Filing Date field.
7. Enter the amount of the offsetting amount in the Amount field.
8. Click or tab out of the Amount field in order to automatically update the Fee Offset Total field with the sum of each Amount field.
   - If there are additional offsets to be applied, click on the [Add Fee Offset Line] button. You are allowed to enter as many fee offset rows as you would like.

6.3.8 The EDGARLink Offerings/Fees Page

The Fee and Offering Information page contains the fee-relevant fields for your submission and simulates the facing page of the registration statement for normal registration offerings. Calculations for the estimated filing fees are automatically generated and displayed. The EDGAR Fee Rate Table must be downloaded for the correct Fee rate as of field to become populated; see Section 6.2.4, Step 4 - Downloading the Fee Rate Table.


Submission Type
F-1
Filer CIK
MAIN PAGE
DOCUMENTS
NOTIFICATIONS
MODULE/SEGMENT
HELP
FEE OFFSETS
Subtemplate1.xfd
Fee and Offering Information
EDGAR
Payor CIK
Payor CCC
Payment Method
Fee Paid
Total offering
X
Fee rate as of
Total fee
-
Total offset from Fee Offset Page
Fee Due
Calculation of Registration Fee
Security Type
Amount Being Registered
Proposed maximum offering price per unit
Proposed maximum aggregate offering price
Add Another Line

Figure 6-29: Offering Submission Fee and Offering Information Page

6.3.8.1.1 Entering Fee and Offering Information

1. If someone other than the Primary CIK is paying the fees, enter that CIK and CCC into the Payor CIK and Payor CCC fields.
2. Select the Payment Method, if applicable.
3. Enter the amount paid for this submission in the Fee Paid field.
4. Select the Security Type from the pull down field.
5. Enter:
   - The number of shares in the Amount Being Registered field.
   - The maximum price per share in the Proposed maximum offering price per unit field. The Proposed maximum aggregate offering price will compute and automatically appear.

   OR
6. Enter the total offering price in the Proposed maximum aggregate offering price field.

Table 6-6: Fields Available on the Fee and Offering Information Page

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
4754	Payor CIK	1234567890	CIK of a third-party payor for the fee obligation. This field allows up to 10 characters.
4855	Payor CCC	X21234@1	CCC of a third-party payor for the fee obligation (8 characters, at least one must be @, #, $, or *; case-sensitive).
4956	Payment Method	Lockbox	Indicates how the fee is being paid to us. Values accepted are: Fedwire and Lockbox. This field allows up to 7 characters.
5057	Fee Paid	100.00	Indicates the amount of fee paid with the filing being submitted (0 - 999,999,999,999.99).
58	Type of Payment	Pay in advance Pay as you go	For Automatic Shelf Registration only. Indicates in the offering line whether the filing fees will be paid in advance or on a “pay-as-you-go” basis.
5159	Security Type	Non-Convertible Debt	For offering submissions only. Indicates the type of security being reported registered, offered, or sold. Values accepted are: Debt, Non-Convertible Debt, Debt Convertible into Equity, Equity, Asset-bBacked sSecurities, Mortgage Backed Securities, Limited Partnership Interests, Unallocated (Universal) Shelf, ADRs/ADSs, Face Amount Securities, Other.
5260	Amount being registered	250,000	Number of units being registered (0 - 999,999,999,999.99).
5361	Proposed maximum offering price per unit	10.0123	Dollar value per unit (0 - 999,999,999,999.9999).
5462	Proposed maximum aggregate offering price	2,500,000.00	Computed product if both optional values for Proposed amount being registered and Maximum offering price per unit are provided; otherwise, total dollar amount of the security. Even if the value is computed the filer can override (0 - 999,999,999,999.99).
5563	Total offering	2,500,000.00	Computed total of Proposed maximum aggregate offering price for all rows provided (0 - 999,999,999,999.99).

Field #	Field Name	Example of Value to be Inserted	Definition (Limits of Field)
~~56~~64**	Fee Basis	30,000,000	For transactional submissions only. Total amount for certain submission types (the amount on the filing fee is based pursuant to Exchange Act Rule 0-11). Refer to Note 1 after this table (0 - 999,999,999,999.99).
~~57~~65*	Late submission flag	Checkbox	Activates the Number of Days Late, Total fee, Estimated interest, and Rate fields.
~~58~~66*	Number of Days Late	240	Number of calendar days by which the submission is overdue; maximum value is 9999.
~~59~~67*	Itemize	Checkbox	Requests itemization of sales entries
~~60~~68*	Series	Series A	Investment Company Series name This field allows up to 40 characters.
~~61~~69*	Sales Proceeds	1,999,999.00	Proceeds of sales of shares. See Note 2 that follows this table. (0 - 999,999,999,999.99).
~~62~~70*	Redeemed Value	9,999	Redeemed value of shares. (0 - 999,999,999,999.99).
~~63~~71*	Net Value	1,990,000.00	Calculated net value of shares (Sales Proceeds – Redeemed value) (read-only field).
~~64~~72*	Fee	497.50	Calculated fee based upon the net value of shares (read-only field).
~~65~~73	Fee Rate	.000250 or 2.5 %	Current fee rate for Offering, Transactional, Flat, or Sales Shares Submissions as read from the Fee Rate Table downloaded from the Filer Web (read-only field).
~~66~~74	Fee Rate as of Date	12/21/2000	Effectiveness date of the Fee rate displayed (read-only field).
~~67~~75*	Estimated interest	2.50	Calculated amount of interest owed due to filing late (read-only field).
~~68~~76*	Rate	.0006 or 6%	Current interest rate for late filing as read from the Fee Rate Table downloaded from the Filer Web (read-only field).
~~69~~77	Total Fee	625.00	For offerings, sales shares, and transactional submissions: computed product of Total offering times the fee rate. (read-only field).
~~70~~78	Total Fee Offset from Fee Offset page	1250	Value of the Fee Offset Total from the Fee Offsets page (read-only field).
~~71~~79	Fee due	625.00	Calculated fee due (read-only field).

* Sales shares submission field.

** Transactional submission field.

Notes:

1) When you prepare submission types PREM14A, PREM14C, PRER14A, PRER14C, SC 13E1, SC 13E1/A, SC 13E3, SC 13E3/A, SC13E4F, SC13E4F/A, SC14D1F, SC14D1F/A, SC TO-I, SC TO-I/A, SC TO-T, and SC TO-T/A, enter the transactional amount (i.e., the amount on which the filing fee is based pursuant to Exchange Act Rule 0-11) in the Fee Basis field. When submitting submission types PREM14A and PREM14C, use the Fee Basis field in the same manner, unless the filing fee is not based upon the amount of the transaction because it is for the sole purpose of changing your address (Exchange Rule Act 0-11(c)(1)(ii) or because the filer is an investment company). In this case, you should not enter an amount in the Fee Basis field. When submitting submission types SC 13E3, SC TO-I, SC TO-T, SC13E4F, or SC14D1F a positive Fee Basis must be provided. For other submission types, the Fee Basis field can be a positive number or zero only.

2) When you submit an amendment under Rule 24F-2 under the Investment Company Act of 1940 to report a change in the total offering amount (submission type 24F-2NT/A), you should report only incremental INCREASES in SALES PROCEEDS or REDEEMED VALUE. These values can only be a positive number or zero. Report negative values as zero. For 24F-2NT, the value for Sale Proceeds is the value reported in Form 24F-2, Item 5(i).

3) When you amend a Securities Act registration statement to report a change in the Offering Amount field, you should report only incremental additions to the offering amount as the value(s) for the Amount being registered and Proposed maximum offering price per unit fields or the Proposed maximum aggregate offering price field.

The calculation of fees in the EDGARLink application occurs whenever the value of a fee-related field changes. The fee related fields are located on the Fee Offset Information page and the Fee and Offering Information page. The filer entered fields used in calculating a fee are the Amount field(s) (Offset page) and the Amount being registered, the Proposed maximum offering price per unit and the Proposed maximum aggregate offering price fields, Sale Proceeds and Redeemed value or Fee Basis (Offering page).

On the Offset page, the read-only Fee Offset Total field contains the sum of the Amount field(s) in each offset row. This value is updated whenever an Amount field value is changed for one or more fee offsets.

On the Offering Information page the read-only Total Offering field contains the sum of the Proposed maximum aggregate price field(s) in each Offering row. The Fee Rate and Fee Rate as of Date fields are read-only fields displaying the information for Offerings from the Fee Rate Table file downloaded from the Filer web. The Total fee field (read-only) is the product of the Total Offering and Fee Rate fields, the sum of the Shares Information fees or the product of the Fee Basis and Fee Rate fields. The Total offset from Fee Offset page (read-only) displays the Fee Offset Total value from the Fee Offsets page. The Fee Due field is the calculated fee for this submission.

6.3.8.1.2 Fee and Offering Information Page for Form 24F-2 Submissions

Figure 6-30: Sales Shares Submission Fee and Offering Information Page is only for Form 24F-2 submissions and amendments.


Submission Type
24F-2NT
Filer CIK
MAIN PAGE
DOCUMENTS
NOTIFICATIONS
MODULE/SEGMENT
HELP
Subtemplate1.xfd
Fee and Offering Information
EDGAR®
Payor CIK
Payor CCC
Payment Method
Fee Paid
Will this filing be submitted late? (i.e., more than 90 calendar days after the end of the issuer's fiscal year)
YES
Total due
Shares Information
If you are making this filing for more than one series or class with the same fiscal year end, and you are choosing to calculate the registration fee separately for each class or series, check the Itemize box, and add a separate entry line for each series or class.
Itemize
Fee Rate as of
Sale-Proceeds
Redeemed Value
Net Value
Fee

Figure 6-30: Sales Shares Submission Fee and Offering Information Page

To add Sale proceeds, Redeemed Value fields, click on the Itemize button and click on the [Add Another Line] button.

6.3.8.1.3 Fee and Offering Information Page for Transactional Submissions

Figure 6-31: Transactional Submission Fee and Offering Information Page is only for transactional submissions.


Submission Type
PREM14A
Filer CIK
MAIN PAGE
DOCUMENTS
NOTIFICATIONS
MODULE/SEGMENT
HELP
FEE OFFSETS
Subtemplate2.xfd
Fee and Offering Information
EDGAR
Payor CIK
Payor CCC
Payment Method
Fee Paid
Fee Basis
X
Fee rate as of
Total fee
-
Total offset from Fee Offset Page
Fee due

Figure 6-31: Transactional Submission Fee and Offering Information Page

6.3.9 Combining Form Types in a Single Submission

6.3.9.1 Multi-Form Type Registration Statements

A registration statement can be made for more than one entity. Sometimes these entities are required by rule to file different form types. In a few circumstances it is permitted to fulfill both filing obligations in a single submission on behalf of the multiple registrants, but for the form types listed below only:

When the submission type is:	Then the Form-Type can only be used to refer to:
S-1	S-1 or S-3
S-3	S-3 or S-1
S-1/A	S-1/A or S-3/A
S-3/A	S-3/A or S-1/A
S-1MEF	S-1MEF or S-3MEF
S-3MEF	S-3MEF or S-1MEF

The submission type is listed in the first column. For each registrant, along with their CCC, you will also be required to specify the form type that can only be the values listed in the second column. EDGARLink will only permit the correct combinations of the submission types and form types. An example of an incomplete form type showing the S-1 and S-3 combination is shown in Figure 6-32: Combination Registration Statement.

DRAFT



EDGAR WEB SITE
SUBMISSION VALIDATION
Submission Type
S-1
Filer CIK
DOCUMENTS
NOTIFICATIONS
FEE OFFSETS
MODULE/SEGMENT
HELP
OFFERINGS/FEES
Subtemplate1.xfd
Submission Template #1
S-1
EDGAR
Signature
Signature Button
LIVE
TEST
Live/Test Filing ?
Yes
Return Copy
Yes
Delaying Amendment
Is this an electronic copy of an official filing submitted in paper format?
YES
Submission Contact
Name
Phone Number
SROS
Add
NONE
References-429
Add
Filer CIK
Filer CCC
Form Type
S-1
Co-Reg CIK
Co-Reg CCC
Form Type
S-3
Add CoRegistrant

Figure 6-32: Combination Registration Statement

6.3.9.2 Combining Selected Williams Act Filings into a Single Submission

EDGAR can process the following submission type combinations in a single submission only when the combined filings are paired in any of the specified combinations:

- SC TO-I and a SC 13D/A or a SC 13E3 or a SC 13E3/A
- SC TO-I/A and a SC 13D/A or a SC 13E3 or a SC 13E3/A
- SC TO-T and a SC 13D/A or a SC 13E3 or a SC 13E3/A
- SC TO-T/A and a SC 13D/A or a SC 13E3 or a SC 13E3/A

In this case the filing can be for a group. Identify only one filer in the Filer field. List the other members of the group (or the other joint filers) under the Group-Members field by name (no CIKs are necessary). See Figure 6-33: Combination Williams Act Submission.


EDGAR WEB SITE
SUBMISSION VALIDATION
Submission Type
SC TO-I
Filer CIK
DOCUMENTS
NOTIFICATIONS
FEE OFFSETS
MODULE/SEGMENT
HELP
OFFERINGS/FEES
Subtemplate2.xfd
Submission Template #2
SC TO-I
EDGAR
Signature
Signature Button
LIVE
TEST
Live/Test Filing ?
Yes
Return Copy
Is this an electronic copy of an official filing submitted in paper format?
YES
Submission Contact
SROS
Add
Name
NONE
Phone Number
Filer CIK
Filer CCC
Form Types
SC TO-I
SC 13E3
Subject-Company
CIK
IRS-Number
Name
Group Members
Add

Figure 6-33: Combination Williams Act Submission

When you are submitting one of the above combinations, the Submission Type field should be SC TO-I, SC TO-I/A, SC TO-T, or SC TO-T/A. The Document Type field on the Documents page must match the Submission Type field. See Figure 6-34: Setting the Correct Document Type.


ADD DOCUMENT
DELETE DOCUMENT
VIEW DOCUMENT
MOVE DOC DOWN
MOVE DOC UP
DOC VALIDATION
Submission Type
SC TO-I
Filer CIK
MAIN PAGE
NOTIFICATIONS
FEE OFFSETS
MODULE/SEGMENT
HELP
OFFERINGS/FEES
Subtemplate2.xfd
Document Count
1
Attached Documents List
EDGAR
File Name
Type
Description
Validation ?
specimen.txt
SC TO-I

Figure 6-34: Setting the Correct Document Type

When you make a combination filing, EDGARLink automatically counts the number of documents and places the correct submission type names in your submission.

6.3.9.3 Form 8-K Combined Submissions

Form 8-K and its variants (8-K/A, 8-K12G3, 8-K12G3/A, 8-K15D5, 8-K15D5/A, 8-K12B, 8-K12B /A) are used to report specific reportable events usually within four days of occurrence. The list of reportable events is specified in Appendix E (Table E-1: Form 8-K Item Numbers for Reportable Events), which also lists an Item Number to be used for each reportable event. Up to nine items may be specified on a single EDGARLink Form 8-K submission. A Period field is provided for the applicable report date for all the items specified on a single Form 8-K. Items with a different report Period must be submitted on separate Form 8-K submissions.

For certain reportable events (Items), the Form 8-K filing may be used to simultaneously satisfy the filing obligations of Rules 425, 14a-12, 14d-2(b), or 13e-4(c). The EDGARLink 8-K submission template has a field, Item Submission Type, which appears after certain 8-K Items (1.01, 1.02, 2.01, 5.01, or 8.01) have been selected, to optionally allow the filer to select another submission type to simultaneously satisfy a second filing requirement with the single Form 8-K combined submission. The selectable values for Item Submission Type are: 425, DEFA14A, DFAN14A, SC TO-C. The Item Submission Type allowed with each Item type is shown in Table 6-7. Allowable Set of Item Submission Type Values Based on Items Selected. After the second submission type is selected, if necessary for subject company filings, additional fields will appear on the EDGARLink template to collect more information for the second submission.

When the Form 8-K is submitted to EDGAR, if it contains a value for Item Submission Type, EDGAR will treat it as two submissions. The filer will receive two notification messages, each with its own unique accession number: one for the 8-K and another one for the second submission. If an error is detected in either submission, the filer will receive two notification messages of suspended filings, one for each submission, and neither submission is accepted.

Table 6-7. Allowable Set of Item Submission Type Values Based on Items Selected

Items	425	DEFA14A	DFAN14A	SC TO-C
1.01	X	X	X	X
1.02	X	X	X	X
2.01	X			
5.01	X			X
8.01	X	X	X	X

6.3.10 Module and Segment Submissions

Once you have created your module or segment document, you are ready to prepare it for submission to EDGAR. Use the Module/Segment template (Template Number 5) that is available on the EDGAR Filing Website:

1. Login to EDGAR.
2. Open the Submission Template Download Options page.
3. Open Template 5 by scrolling down the page and clicking on Template 5, or scrolling down the Submission Types list, clicking on either module or segment, and clicking the [Get It] button.
4. Download the Module/Segment template to your computer.
5. Open the template and enter your filer information in the appropriate fields:
   - Submission Type: "Module" or "Segment"
   - Filer CIK
   - CCC


EDGAR WEB SITE
SUBMISSION VALIDATION
Submission Type
Filer CIK
DOCUMENTS
NOTIFICATIONS
HELP
Subtemplate5.xfd
Module/Segment Submission Template
Signature
Signature Button
EDGAR
Mod/Seg Count:
0
Filer CIK
Filer CCC
LIVE
TEST
Live/Test Filing ?
Yes
Return Copy
Submission Contact
Name
Phone Number

Figure 6-35: Module/Segment Main Page

When you are ready to attach your module or segment to the template:

1. From the Module/Segment Main page, click on the [Documents] button in the toolbar. The Module/Segment Documents page appears.
2. Click on the [Add Document] button and the Attachments window appears, Figure 6-16: Attachments Window. Attach the module(s) or segment(s) one at a time, as described in Section 6.3.2.3.3, Attaching a Document.
3. Once your module or segment document(s) are attached, enter the module or segment reference name, a description of the document, and the type of document you are attaching. If you want the module or segment validated, click on the Validation check box.
4. If you are submitting a segment, you will need to enter the Master Segment CIK in the Master Seg CIK field.

Both Type 1 and 2 modules and segments are stored on EDGAR as documents and are incorporated in your submission when your submission is processed. Where the modules or segments appear in your submission document depends upon where you reference the module or segment:

- Type 1 module or segment is not a complete document and is referenced within a submission document text.
- Type 2 module or segment is one complete document and is included in your submission.

6.3.10.1 Testing Module and Segment Submissions

The EDGAR system validates modules/segments at the time you submit them. If a module/segment contains errors, EDGAR will report those errors to you and/or your filing agent. Module and segment submissions that contain errors will be suspended and will not be placed in the non-public storage area.

There are two ways to test your module and segment documents to be sure that all documents will be accepted by EDGAR. One way is to send in a test module/segment submission. If you activate the Test radio button on the Main page (Figure 6-35: Module/Segment Main Page), EDGAR will check the module/segment submission for errors during processing, but will not store it (i.e., test modules/segments are not stored for referencing in subsequent submissions). You will receive via e-mail the results of your submission and, if needed, can make corrections to the module and segment documents before they are submitted as live.

Another and much better way to validate your documents is to use EDGARLink to make the check prior to submission. Just like with other EDGARLink templates, the module/segment template provides a validation step. Check the validation box as shown in Figure 6-36: Attach Module/Segment List Page, and a validation window will appear that tells you if your submission has errors. See Section 6.4 Validating Your Submission, for complete details.


ADD DOCUMENT
DELETE DOCUMENT
VIEW DOCUMENT
MOVE DOC DOWN
MOVE DOC UP
DOC VALIDATION
Submission Type
Filer CIK
MAIN PAGE
NOTIFICATIONS
HELP
Subtemplate5.xfd
Document Count
0
Attached Segment List
EDGAR
Segment Name
File Name
Master Seg CIK
Description
Type
Validation ?

Figure 6-36: Attach Module/Segment List Page

6.3.11 Correspondence Submissions and Documents

You may submit a correspondence document (CORRESP) on the Attach Documents List page, or as a separate correspondence submission to EDGAR. EDGAR does not immediately disseminate correspondence documents and submissions to the public, but they do become a part of our records. The SEC staff may release all or portions of these documents electronically if they relate to the staff's review process. See SEC Press Release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses."

To create a correspondence document, use a word processing application that supports ASCII or HTML. Attach it to the submission using the Attached Documents List page. You may also include a PDF copy in a correspondence document.

6.3.12 N-SAR Documents

Open-end and closed-end management investment companies (other than small business investment companies) that are electronically submitting N-SAR documents should use special software that we provide. Use the N-SAR for DOS application to compile your N-SAR documents. Use the N-SAR template in EDGARLink to submit your N-SAR submission. We supply EDGAR-compatible N-SAR software to filers along with a supplement to the EDGAR Filer Manual Volume III, N-SAR Supplement. Except for small business investment companies and unit investment trusts, N-SAR filers must use the N-SAR application to create a Form N-SAR document, called Answer.fil. Before you use EDGARLink to enclose this Form N-SAR document in a submission, you must change the name of the file so it does not include any capital letters. Use Windows File Manager or Explorer's Rename function to change the filename from Answer.fil to answer.fil. Using EDGARLink, attach the answer.fil to the N-SAR template to prepare the Form N-SAR submission.

A filer submitting an NSAR-A or NSAR-B for a small business investment company or an NSAR-U for a unit investment trust cannot use the special N-SAR software. These form types must prepare a text document that includes the questions that apply from form NSAR and their answers. If you need the Form N-SAR, please contact our Publications department (202) 551-4040.

6.3.13 Bulk Filing

In EDGARLink you attach multiple submissions (more than 1) in a template called Bulk Filing, Template #6:

1. Login to EDGAR Filing Website.
2. Click Submission Templates.
3. Scroll down to Template 6, Bulk Submission.
4. Download the template; see Section 6.2.3, Step 3 - Downloading the Submission Templates.
5. Open the Bulk Submission template in the EDGARLink Template Viewer.


ADD SUBMISSION
DELETE SUBMISSION
VIEW SUBMISSION
MOVE SUB DOWN
MOVE SUB UP
EDGAR WEB SITE
HELP
Subtemplate6.xfd
Document Count
0
Bulk Submission Template
EDGAR
File Name
Description

Figure 6-37: Bulk Submission Main Page

6. Click on the [Add Submission] button. The Attachments window appears.
7. Click on the [Attach] button. The Attach File window appears.
8. Select the location of the submissions in the Look In: field.
9. Select the submission by clicking on it and clicking on the [Open] button.

Repeat Steps 7-9 for all the submissions you are attaching.

10. Click on the [Done] button when finished.

The files you attached are listed on the Bulk Filing List page. Enter a description for each of the files listed.

- You can remove a file by clicking on the [Remove Submission] button; see Section 6.3.4.8, Removing a Document.
- You can view a submission by clicking on the [View Submission] button; see Section 6.3.4.10, Viewing a Document.
- You can move the submissions up or down in the Bulk Filing List page by highlighting the submission file and clicking on the [Move Sub Down] or [Move Sub Up] button; see Section 6.3.4.6, Organizing Documents.

11. Save the Bulk Filing on your computer.

If you have many bulk filings, you may want to use a unique name so you can reuse the blank Bulk Filing template.

Transmit the Bulk Filing using the Transmit Bulk Filing Link on the EDGAR Filing Website. See Section 6.6.4, Transmitting Bulk Filings.

6.4 Validating Your Submission

EDGARLink validates your submission three ways:

- Field Validation
- Document Validation
- Submission Validation

After successful validation of your submission, EDGAR should not encounter any errors within the submission itself. However, EDGAR can validate only information outside the submission

such as the CIK/CCC combinations, referenced file numbers, or module/segment references after the filing is transmitted.

6.4.1 Field Validation

In this manual, the term "value" refers to the information that you need to supply. When EDGAR encounters a field, it determines if you have supplied the required information. In some cases, no value is required; however, in most cases, values are required.

For EDGAR to process values, you must enter them in a specified format. For example, when the Submission Contact Phone Number field is used, the value should contain at least ten digits (e.g., 123-456-7890). EDGARLink automatically places the hyphens between the first, second, and third set of numbers. See APPENDIX E for more information on field values and lengths.

6.4.1.1 Limits on Length of Field Values

EDGAR is programmed to verify if there are a specified number of characters for each value. This specified number of characters is the field length. For example:

- The CIK field has a field length of up to ten (10) digits, 1234567890.

In EDGARLink, the Main page field values will not allow you to exceed the specified number of characters. In some cases, as in CIK, EDGARLink inserts leading zeros before your inputs if the value is less than the field length.

EDGARLink automatically checks the validity of your information when you enter it in each field. For instance, if you enter your CCC and forget to enter a special character, the field turns red, and a help window appears describing the type of information that belongs in the field. After you correct the field value, you must click in another field to make the field return to normal color.

6.4.2 Document Validation

When you have entered values in the required and optional fields on the Header, Documents, Module/Segment, and Notification pages, your submission will be ready to validate.

EDGARLink checks submission documents via the Documents page. Validation ensures that your internal document tags match and that your have entered the correct values for the tags. Your document is also checked for non-ASCII characters and for correct line lengths.

Before you transmit your submission, you should validate your documents:

1. Attach your submission document(s) as described above.
2. To activate the Validation check box, click on it for each document you want validated.
3. Click on the [Doc Validation] button.

Figure 6-38: Attached Document Validation shows the Validation check box for the document specimen.txt and the doc validation button to the left of the Submission Type window.


ADD DOCUMENT
DELETE DOCUMENT
VIEW DOCUMENT
Submission Type
Filer CIK
MAIN PAGE
NOTIFICATIONS
FEE OFFSETS
MOVE DOC DOWN
MOVE DOC UP
DOC VALIDATION
SC TO-I
MODULE/SEGMENT
HELP
OFFERINGS/FEES
Subtemplate2.xfd
Document Count
1
Attached Documents List
EDGAR
File Name
Type
Description
Validation ?
specimen.txt
SC TO-I

Figure 6-38: Attached Document Validation

After you click on the [Doc Validation] button, EDGARLink will pre-process your documents using the EDGAR document rules, allowing you to check your documents before they are processed. If there are no errors in your submission documents, close the Document Validation Results window.


ADD DOCUMENT
DELETE DOCUMENT
VIEW DOCUMENT
Submission Type
Filer CIK
MAIN PAGE
NOTIFICATIONS
FEE OFFSETS
MOVE DOC DOWN
MOVE DOC UP
DOC VALIDATION
SC TO-I
MODULE/SEGMENT
HELP
OFFERINGS/FEES
Subtemplate2.xfd
Document Count
2
Attached Documents List
EDGAR
File Name
Type
Description
Validation ?
specimen.txt
SC TO-I
specimen.htm
COVER
Document Validation Results
DOCUMENTS TO CHECK: 2
DONE: 2
WITH ERRORS: 1
Document Name
Errors
specimen.txt
0
specimen.htm
201
View Document Results...
Document Validation Window
File
21: <o:Lines>24</o:Lines>
22: <o:Paragraphs>5</o:Paragraphs>
23: <o:CharactersWithSpaces>3671</o:CharactersWithSpaces>
Line Number: 186
In specimen.htm: improper external reference (<A href="http://www.nyse.com/">;
Line Number: 188

Figure 6-39: Document Validation and Verification

If you encounter any errors in your documents, the Document Validation Results lists the number of errors in your document. To view the errors, highlight the document you want to review, and click the [View Document Results] button. The Document Validation Window will appear as a new window on your screen. Both windows are illustrated in Figure 6-39: Document Validation and Verification. In this illustration, the document specimen.htm has been chosen and the document validation window outlines the errors in this document.

6.4.2.1 Correcting Submission Documents

EDGARLink allows you to correct your submission documents before you transmit your submission to EDGAR. When you run the Document Validation, the number of errors is displayed on the Validation Results window. To see a detailed list of document errors, click on the document name that contains errors and click on the [View Document Results] button; the document name appears in the field at the bottom of this window. Figure 6-40: Document Validation Window, appears.

You can correct your document via the Document Validation Window or use the tool that you used to create your document to make the corrections. The top pane of the window contains your document which you can scroll through and edit. The bottom pane allows you to view the errors as you correct your document.

Note: If you are checking N-SAR documents, such as submission types NSAR-A, NSAR-B, NSAR-AT, NSAR-BT, or an associated amendment, you must return to the N-SAR software to correct any errors.


Document Validation Window
File
1: <?xml version="1.0"?>
2: <XFDL version="4.3.0">
3: <transmitformat>application/x-xfdl</transmitformat>
4: <vfd_date>12/23/98</vfd_date>
5: <bgcolor content="array">
6: <ae>gray90</ae>
7: </bgcolor>
8: <formid content="array">
9: <version>9.138.1</version>
10: <serialnumber>1c0cc9d1-e312-11d3-be4d-00c04f70b152</serialnumber>
Line Number: 1
?xml version="1.0"? tag is not recognized by EDGAR.
Line Number: 2
XFDL version="4.3.0" tag is not recognized by EDGAR.
Line Number: 3
transmitformat tag is not recognized by EDGAR.
Line Number: 3
transmitformat tag is not recognized by EDGAR.

Figure 6-40: Document Validation Window

6.4.3 Submission Validation

After you have completed your submission, attached and validated the individual submission documents, and referenced any modules or segments, you are ready to validate your submission in its entirety:

1. Open the submission you want to validate.
2. Click on the [Submission Validation] button. The Submission Validation Results window appears.


Submission Validation Results
SUBMISSION ERRORS: 0
WARNINGS: 0
No Errors
DOCUMENTS TO CHECK: 3
DONE: 3
WITH ERRORS: 0
Document Name
Errors
doc1.txt
0
s-8.txt
0
path.txt
0
View Document Results...

Figure 6-41: Submission Validation Results Window

EDGARLink processes your submission using the same rules that EDGAR does. After validating your submission, a window appears listing the errors that your submission and the attached documents contain. To see a detailed list of document errors, click on the document name that contains errors and click on the [View Document Results] button; the document name appears in the field at the bottom of this window. Figure 6-40: Document Validation Window, appears. After correcting those errors, you should re-save your submission, and prepare to transmit.

6.4.4 Editing Your Submission

When you run the validation, the errors you have may be of two kinds: errors in the submission itself or errors in the submission document(s). For a list of errors, see APPENDIX A, Messages Reported by EDGAR. To correct errors in your submission:

1. Close the Submission Validation Results window and return to your submission template.

2. Correct any errors or warnings listed in the top frame of the Submission Validation Results window by editing the text in the field.
3. Save your submission and validate it again.

If there are errors in your attached documents, the errors or warnings appear in the bottom frame of the Submission Validation Results window. Click on the document name that contains errors, click on the [View Document Results] button, and correct your document(s) as described above. If you make any changes in the attached documents in this window, you must save the document, and replace the submission document file with the updated file, see Section 6.4.2.1, Correcting Submission Documents.

6.4.5 Submission Errors

Errors in your submission might consist of blank required fields or invalid text within fields. When EDGARLink reports your errors, you can open the EDGARLink page with the error, and correct the entry. A list of fields and sample entries is listed in APPENDIX C.

6.4.6 Document Errors

Errors in your document might consist of improper Table tags. To correct any errors in your document, open your original document (e.g., word processor), correct the errors, save the document in the appropriate format (ASCII or HTML), and replace the document in your submission. These processes are detailed in Section 6.3.4.6, Organizing Documents.

If you are checking N-SAR documents, such as submission types NSAR-A, NSAR-B, NSAR-AT, NSAR-BT, or an associated amendment, you must return to the N-SAR software to correct any errors.

6.5 Saving Your Submission

No matter what type of submission template you download: 10-K, SC-TO-C, or module/segment, you should keep a blank copy of the template on your computer. This blank copy allows you to compile a second submission or module using the same downloaded template. Name your submission with a descriptive name so that you can refer to your copy as needed.

Once you have corrected the errors, save the document:

1. Click on the File menu.
2. Click on the Save As... option.
3. The Save As Dialog window appears. This allows you to save the file you just edited. The changes made in the Document Validation Window are not reflected in the submission or in your original submission document file.
4. Choose a location and enter a name in the File name: field.


Save As Dialog
Look in:
docs
test.txt
File name:
docs
Save
Files of type:
All Files (*.*)
Cancel

Figure 6-42: Save As Dialog Window

If you save the corrected file to the location of the original submission document file with the same name, the original submission document file is replaced. You can then replace the current incorrect document within the submission (see Step 6) rather than having to delete the old submission document and attach the new submission document.

5. Click on the [Save] button.

EDGARLink saves the file in the directory where the submission file is located on your hard drive.

6. Reattach the corrected document before you transmit your submission. See Section 6.3.4.9, Replacing a Document.

6.5.1 Signing Submissions Digitally

Signing your submissions digitally adds an additional level of security to your submission. Digitally signing your submission requires that you have a digital certificate, which may be purchased from a private vendor. Signing your submission digitally signals your approval of the submission and prevents any changes to your submission once you have signed your submission.

6.5.1.1 Digital Signatures

To use a signature for your submissions:

1. Obtain or subscribe to a digital certificate.
2. Open or complete the submission you want to digitally sign.

3. Click on the [Signature] button, Figure 6-16: Submission Template Main Page, and Figure 6-43: Digital Signature Viewer Window, appears.


Digital Signature Viewer
No Signature
OK
Sign
Advanced
Delete

Figure 6-43: Digital Signature Viewer Window

- If you have more than one digital signature you should select the digital signature certificate you want to use by clicking on it.

4. Click on the [Sign] button. Your submission now has your digital signature.


Digital Signature Viewer
Signature Is Valid
Signer: John Q. Tester. jqt@email.com
Hash Algorithm: sha1
Certificate Information:
John Q. Tester. jqt@email.com Digital ID Class 1 - Netscape, Persona Not Validated, "www.verisign.com/repository/RPA Incorp. by Ref.,LIAB.LTD(c)98", VeriSign Trust Network, "VeriSign, Inc."
VeriSign Class 1 CA Individual Subscriber-Persona Not Validated, "www.verisign.com/repository/RPA Incorp. By Ref.,LIAB.LTD(c)98", VeriSign Trust Network, "VeriSign, Inc."
OK
Sign
Advanced
Delete

Figure 6-44: Digital Signature Viewer Window with Digital Signature

5. Click the [OK] button. The [Signature] button on your submission appears with the certificate holder's name and e-mail address.


Signature
John Q. Tester.
jqt@email.com

Figure 6-45: Digitally Signed Signature Button

Your submission is saved as a read-only file and you cannot update the information without having to digitally resign your submission.

If you are having problems with digitally signing your submissions, please perform these functions:

- Make sure you are using the latest version of your browser.
- Close your submission, reopen it, and try to digitally sign it again.
- Install the location of your certificate in the EDGARLink template preferences:
  1. From the open submission template, click on the [Preferences] button.
  2. Click on the [Advanced] button.
  3. Enter the location of the certificate in the Digital Certificate Identity Filter: field.
     - To find the location of your digital certificate search your hard drive using Windows Explorer for all ***.db** files. When you find the name of your certificate, record the location, and enter it in the field above.

6.6 Transmissions to EDGAR

All the EDGARLink templates discussed in this chapter can be transmitted to EDGAR using all three transmission methods: Internet, direct dial (PPP), or Leased Line.

6.6.1.1 Access EDGAR via Point-to-Point Protocol

When you access EDGAR using direct dial via a PPP application, you are prompted by EDGAR to enter a user name and password to access the EDGAR network.

1. Open your PPP application. If you want to use the Windows 95, 98, NT, or 2000 dial-up networking function, you may have to ask your technical department to install it.
2. Use (703) 914-7140 as the dial-up phone number.
3. When prompted for a user name and password, enter edgar in the User name: field, and filing in the Password field, and click on the [OK] button.

The password will appear as asterisks (*) as seen below.

4. Open your browser and go to the EDGAR Filing Website. The EDGAR Filing Website appears just as it does when accessing EDGAR via the Internet.


Connect to OPS_PPP_Production_703-9...
Enter a user name and password with access to the remote network domain.
User name:
edgar
Password:
Domain:
Save password
OK
Cancel

Figure 6-46: Connect to EDGAR Window

Note: Your EDGAR password is good for only twelve (12) months. Be sure to change your password on the EDGAR Filing Website before it expires.

6.6.2 Transmitting Single Submissions

When your submission has been compiled and validated, you can transmit your submission. This process instructs you how to transmit a LIVE filing:

1. Click on Transmit. The Transmit Submission page appears.
2. Click on Transmit as a LIVE Submission.


Transmit Single LIVE Submission
WARNING
You have chosen to make a LIVE submission to EDGAR. This means that EDGAR will automatically process your submission. If EDGAR accepts your LIVE submission, then we will immediately disseminate the public portions of your submission.
If you don't want this to happen, use the "back" button on your browser to return to the "Transmit Submission" screen and choose a "test" submission option.
If you want to continue with your LIVE transmission, please enter the name of your submission file.
Submission File Name:
Browse...
Transmit LIVE Submission

Figure 6-47: Transmit Live Submission Page

The Transmit Single LIVE Submission page appears with a warning stating that any information contained in the LIVE submission is subject to be disseminated immediately.

Note: If you do not want to transmit a LIVE submission, click on the [Close] button on the browser window.

Important: If you selected the "Test" radio button on the Main page of your submission, EDGAR will process your submission as a Test submission, even if you select Transmit LIVE submission. You must open your submission, and select the "Live" radio button on the Main page.

3. Click on the [Browse...] button. The Upload File window appears.
4. Open the location of your submission in the Look In: field.


Choose file
Look in:
Templates
doctemplate3
FdsTemplate4
Subtemp3
Subtemp5
Subtemplate3
Subtemplate5
Subtemplate6
Template Viewer
File name:
Files of type:
All Files (*.*)
Open
Cancel

Figure 6-48: Transmit Live Submission File Upload Window

Note: If your submission does not appear immediately, change the Files of Type to **All Files (*.*)**.

5. Click on your submission.
6. Click on the [Open] button.

The Submission File Name field fills with the location and name of your submission. When you are ready to transmit a LIVE filing:

7. Click on the [Transmit LIVE Filing] button.

Once you click this button, EDGAR will transmit your submission.

6.6.2.1 Transmission Status

EDGARLink has a transmitting indicator that appears in the bottom pane of your browser window. While EDGARLink is transmitting your submission to EDGAR, the words "Transmitting Files" scrolls from right to left. The scrolling text stops and the Transmit Submission Results page appears when the transmission is complete.

An accession number appears on the Transmit Submission Results page. This does not mean your submission has been accepted. It means your submission has been transmitted. You can find out the status of your submission one of two ways:

- Through e-mail
- By performing a Submission query on the EDGAR Filing Website. For more information on Submission queries, see Section 9.5, Submission Information.

6.6.3 Transmitting Modules and Segments

Transmitting modules and segments to EDGAR uses the same process as transmitting submissions. This procedure assumes that you have created your Type 1 or Type 2 module or segment document and compiled it using the Module/Segment template. If you need further assistance please contact our Filer Support Staff at (202) 551-8900.

6.6.4 Transmitting Bulk Filings

After you have created a Bulk Filing, see Section 6.3.10, Module and Segment Submissions. You can transmit the bulk filing via the EDGAR Filing Website.

1. Login to EDGAR.
2. Click on Transmit.
3. Click on Transmit LIVE Bulk Submission.

The Transmit Bulk LIVE Submission page appears with a warning announcing that any information contained in a live submission is subject to be disseminated immediately.

Note: If you do not want to transmit a live submission, click on the [Close] button on the browser window.

4. Click on the [Browse...] button. The File Upload window appears.
5. Open the location of your bulk submission file in the Look In field.

Note: If your submission does not appear immediately, change the Files of Type to **All Files (*.*)**.

6. Click on your bulk submission.
7. Click on the [Open] button.

The Bulk Submission File Name field fills with the location and name of your bulk file submission. When you are ready to transmit a LIVE bulk submission:

8. Click on the [Transmit LIVE Bulk Filing] button.

Once you click this button, EDGAR will transmit your submission.

6.6.5 Test Submissions

Test submissions allow you to transmit a submission in a test mode. The filing will be processed in a similar manner as live filings EXCEPT:

- It will not be disseminated
- Modules and segments will not be stored
- Some items may not be checked
- Login-CIK filers may access a requested Return Copy
- There are no fees; however, EDGAR warns you if you have insufficient funds in your account

There are two ways to designate test filings:

- Activate the Test Filing radio button on the Main page of your submission before transmitting your submission
- Transmit a filing, single or bulk, as a test filing via the EDGAR Filing Website

If you choose test either in the template or on the EDGAR Filing Website, your submission will be treated as a test filing.

Transmitting test submissions, either single or bulk, works the same as transmitting live submissions, single or bulk.

To transmit a Single Test Filing, click on Transmit as a Test Submission. Follow the directions in Section 6.6.2 Transmitting Single Submissions.

To transmit a Bulk Submission Test Filing, click on Transmit as a Test Bulk Submission. Follow the directions in Section 6.6.4, Transmitting Bulk Filings.

6.7 EDGAR Filing Website Help

When you are on the EDGAR Filing Website and are using the Internet, there are links that provide assistance:

- General Help
- SEC Rulemaking
- Fee Information
- Company Search

Note: When using direct dial, you will not be redirected to other Internet sites. However, you may use the General Help function.

6.7.1 EDGARLink Help

When you are using EDGARLink, there are two types of help available:

- Screen-Level Help
- EDGAR Filing Website Help

Both of these assist you in creating a submission.

You can access screen-level help by clicking on the [Help] button in EDGARLink.

You can access the EDGAR Filing Website by clicking on the [EDGAR Website] button, logging on to EDGAR, and clicking on General Help.

6.8 Common Problems

Incorrect security codes	Be careful when you enter security codes such as the CCC. It is important that we ensure that others do not file for you. We will suspend filings from any filer using an incorrect code.
Incorrect file numbers	If you are required to specify a file number with your filing, EDGAR will check that the file number is assigned to you. If it is not, your filing may either be suspended or blocked. In other cases, your reporting file number must be appropriate for the filing you submit. These are all values that you can validate.
Incorrect filer data	Some of the data you maintain about your company on our system is used in validating your filings. For example, if you are an individual filer, we do not expect you to submit registration statements. Training agents cannot submit live filings, etc.
Incorrect Dates	EDGAR performs a number of validations on dates. For example, if a filing requires you indicate a period date, then a future date may not be accepted. These types of errors can easily be avoided by validating your filing. Missing information: Filers who do not validate their filings may omit an essential element of information. If essential data elements are missing, the filing will be suspended.
Duplicate filing	If the form type can only be submitted a single time for the same period, the second filing may be suspended.
Incorrect IRS Number	If you are required to submit an IRS number with a filing, your filing may be suspended if it does not match the IRS number of record on our database.

7. PREPARING AND TRANSMITTING ONLINE SUBMISSIONS

This section walks you through the process of preparing your submission of ownership reports (Forms 3, 4, and 5) using the EDGAR OnlineForms/XML Website.

7.1 Online Filing Preparation

It is easy to create and submit your ownership filings through the EDGAR OnlineForms/XML Website. The ownership submission form types 3, 3/A, 4, 4/A, 5, and 5/A are the first set of EDGAR submission form types to be available for online preparation. The EDGAR OnlineForms/XML Website software will use the filer-provided information to prepare an XML tagged ownership primary document that can be verified and printed by the filer and then transmitted to EDGAR for processing. Once EDGAR has accepted the submission it will disseminate the header in tagged SGML and the primary document in tagged XML.

Note: You may create and submit only one Form submission at a time. If you are filing on behalf of a company's officers and directors you must create a separate form for EACH officer and director.

7.1.1 OnlineForms Data Gathering Model

All online submissions will follow the same basic model. The EDGAR OnlineForms/XML Website will:

- Allow you to choose the type of submission to prepare, (i.e., Assemble Ownership Submission)
- Allow you to select the specific ownership form type that you want to assemble and submit to the SEC, (e.g., Form 3, Form 4, Form 5)
- Allow you to provide general submission information (i.e., contact name, phone number, E-Mail address, and Return Copy information)
- Allow you to provide additional E-Mail addresses to receive Filer Notification messages
- Allow you to provide all of the necessary information required by the SEC rules on an appropriate data gathering form
- Allow you to provide your signature and signature date
- Allow you to verify the information on the form
- Allow you to edit reporting owner address on the form where necessary
- Allow you to upload attachments (i.e., cover letters, exhibits, or correspondence)
- Allow you to review and confirm your information in the context of the form you are filing and then print the submission for your records
- Allow you to transmit the reviewed submission to EDGAR for processing

The following are important notes to consider when preparing a submission using the EDGAR OnlineForms/XML Website:

- There is no capability to save work in progress so it is important for you to have all of the information necessary to complete the form before you begin to assemble your submission online
- You can exit the window at any time to discard your work in progress and start over
- **All filings that you prepare and submit online are considered to be live EDGAR submissions**; once you transmit an online prepared submission it will be automatically processed by EDGAR and, if accepted by EDGAR, immediately disseminated to the public
- The maximum size of your submission must not exceed 100 MB

7.2 Creating an Online Section 16 Ownership Submission

This section outlines the general process for preparing a Section 16 ownership submission using the EDGAR OnlineForms/XML Website and then transmitting the submission to EDGAR for processing.

Before beginning, gather the following information:

- Determine the proper submission form type you need to file

  Note: To determine which form type you need to submit, go to *http://www.sec.gov/rules/final/34-46421.htm*, which is the SEC's Ownership Reports and Trading by Officers, Directors, and Principal Security Holders Rules section.

- Have your CIK, password, and CCC handy
- Determine the Issuer CIK and the ticker symbol of the transactions you need to report. You can use the EDGAR Company Database for assistance.
- Make sure you have the CIK and CCC for each reporting owner to be included in the submission
- Make sure you have the proper address for each reporting owner to be included in the submission
- Make sure you have the E-Mail address for each additional addressee to receive filer notification messages
- Make sure you have all necessary transaction and holding details
- Prepare any attachments, such as a Cover Letter or Exhibit, save them in the correct format, and have the file names identified.

7.2.1 Accessing EDGAR OnlineForms/XML Website

Only valid EDGAR users can loginto the EDGAR OnlineForms/XML Website. If you are not currently a valid EDGAR user please see Volume I of this manual.

7.2.1.1 Logging into EDGAR OnlineForms/XML Website

To access any of the EDGAR OnlineForms/XML Website functions, you will need to login to EDGAR OnlineForms/XML Website:

1. Connect to the Internet.
2. Go to the EDGAR OnlineForms/XML Website Login page.
3. Click in the CIK field and enter your CIK.
4. Press [Tab] and enter your password.

   This is your login password, not your CCC, PMAC, or Passphrase. Your password is case-sensitive. See the Notes at the end of this section for more information about passwords.

5. Click the [Login to EDGAR] button.

   See the Notes at the end of this section for more information about possible login errors.

6. The Create Passphrase page appears if your CIK and password are valid and you do not have a passphrase. If your CIK and password are valid and you have a passphrase, the Welcome page appears.


Create Passphrase
According to our records, CIK 0000350001 does not have an EDGAR Filer Management passphrase on file. An EDGAR Filer Management npassphrase is used to generate new EDGAR access codes (password, CCC, PMAC) in the event that they have expired or you have forgotten them, and as a result, you are unable to log into or access certain functionality of the EDGAR system. Creation of a passphrase is required to continue using the EDGAR system. To create a passphrase, enter the information below and select the "Create Passphrase" button below. For more information on EDGAR Filer Management, refer to the EDGAR Filer Manual.
Enter Passphrase:
Re-Enter Passphase:
Enter Existing PMAC:
Note: Your passphrase must be 8 characters long and must contain at least one digit and one of the following characters: @, #, *, or $.
Create Passphrase

Figure 7-1: The EDGAR Create Passphrase Page

To define a passphrase, type it in the data entry fields provided. (The passphrase will not be revealed as you type.) The passphrase is an important security code; typing it twice ensures that no typographical errors occur during entry.

Enter your existing PMAC (doing so verifies that you have the right to define a passphrase). If you have forgotten your PMAC, contact our Filer Support Staff at (202) 551-8900 for help.

Click the [Create Passphrase] button. If your new passphrase is in the correct format (it must be in the same format as the PMAC) and the PMAC is valid for the CIK, the Create Passphrase Results page is displayed (you will be informed of any errors in the data entered and will be required to fix it before you can proceed).


Create Passphrase Results
The passphrase has been successfully created for CIK 0000350001.
Continue to EDGAR Welcome Page

Figure 7-2: The EDGAR Create Passphrase Results Page

Click the [Continue to EDGAR Welcome] button. The Welcome page appears.


EDGAR®
OnlineForms
Home
Information Exchange
Assemble Ownership Submission
Transmit Filer-Constructed XML Submission
Retrieve/Edit Data
Support
General Help
Frequently Asked Questions
SEC Rule Making
Company Search
Logoff
Electronic Data Gathering, Analysis, and Retrieval (EDGAR)
OnlineForms Management
EDGAR
Sample
The contents of this page may change for every release.
Welcome to EDGAR. We designed EDGAR to provide an electronic filing and company information management environment for those EDGAR filers and filing agents who file with the SEC under the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, and the Investment Company Act of 1940 (collectively, "Acts").
Login Password Status: Your Password will expire on December 31, 2005.
OnlineForms Filer News: [Updated: September 26, 2005]
Release 9.1: NEW! On September 26, 2005, we updated the OnlineForms website to include some minor enhancements. For a summary of all the Release 9.1 updates, see the Release Notes. This website supports the filing of XML submissions to the SEC, including Ownership forms and Form 25-NSE. General instructions for submitting XML submissions are included in the EDGAR Filer Manual. We strongly recommend that you reference this
Need Help Getting Started?
Click here if you need help navigating the OnlineForms website.
PDF Support
This website uses the

Figure 7-3: The EDGAR OnlineForms/XML Website Welcome Page (Top)

Notes:

- If you mistype your password, EDGAR considers it an invalid password and access to EDGAR is denied.
- If you accidentally mistype the CIK or password, you can press the [Back] button to return to the Login page, and try again.
- If your CIK and password do not match those saved in the database, you will see an Invalid Login page. If you find you are getting the Invalid Login page and your CIK and password are entered correctly, please contact Filer Support.
- Additional error messages you may see are Password Login Expiration messages. There are two different types of messages: Login Password to Expire Soon or Login Password Expired. If your password expires soon or if your password has expired within the last 10 days, EDGAR allows you to create a new password using your PMAC. For more details, please refer to Volume I of this manual. If you have a passphrase, you can get a new set of EDGAR access codes (including a password) using the EDGAR Filer Management Website – even if your password has been expired for more than 10 days. If you need assistance, contact our Filer Support Staff at (202) 551-8900 for help.
- The passphrase is a security code that is used to generate EDGAR access codes (See Volume I of this manual for more information regarding passphrases.) You must define a passphrase before you can access any of the EDGAR capabilities.

7.2.2 Navigating EDGAR

Once you login to EDGAR, an option menu appears on the left-hand side of the browser window. This menu allows you to navigate easily through EDGAR without having to return to a menu page. This menu is broken down into two different sections:

- Information Exchange
- Support


EDGAR®
OnlineForms
Home
Information Exchange
Assemble Ownership Submission
Transmit Reduced-Content XML Submission
Retrieve/Edit Data
Support
General Help
Online FAQs
SEC Rule Making
Company Search
Logoff
EDGAR®
OnlineForms
Home
Information Exchange
Assemble Ownership Submission
Transmit Filer-Constructed XML Submission
Retrieve/Edit Data
Support
General Help
Frequently Asked Questions
SEC Rule Making
Company Search
Logoff

Figure 7-4: EDGAR Menu

Two additional functions will help you use the EDGAR OnlineForms/XML Website. The [Logoff] button ends your EDGAR session. Clicking Home brings you to the EDGAR OnlineForms/XML Website Welcome page. From this menu you can move back and forth between pages, find news, download software or template updates, or get additional assistance.

7.2.2.1 Information Exchange

In the Information Exchange section there are three links:

- Assemble Ownership Submission
- Transmit Filer-Constructed XML Submission
- Retrieve/Edit Data

By clicking on Assemble Ownership Submission, you can prepare, assemble, validate, and transmit online ownership submissions to EDGAR for processing. For more details, please refer to Section 7.2, Creating an Online Section 16 Ownership Submission

By clicking on Transmit Filer-Constructed XML Submission, you can transmit any filer-constructed submissions to EDGAR for processing. For more details, please refer to Section 8.2, Filer-Constructed XML Technical Specifications.

By clicking on Retrieve/Edit Data, you can query company, or filing information, retrieve your Return Copies or change your password or CCC. For more details, please refer to Section 6.1.1.1 Information Exchange

7.2.2.2 Support

In the Support section there are four links:

- General Help
- Online FAQs
- SEC Rule Making
- Company Search

7.2.2.2.1 General Web Help

If you need help while using the EDGAR OnlineForms/XML Website on the Internet, click on General Help from the menu to bring up the General Support Menu page that displays a list of help topics. When you click on a topic, you are shown information or additional links to specify the type of assistance you need.


General Help
Please select one of the following options:
Getting Started
Using the OnlineForms website
Alternative Filing Methods
Submission Type Information
Document Format Information
Return Copies
Notifications
Contact the SEC
OnlineForms Filer Manual

Figure 7-5: General Help Page

7.2.2.2.2 Frequently Asked Questions

Click on Online FAQs to open the EDGAR OnlineForms/XML Website Frequently Asked Questions (FAQ) page. The FAQ page includes different questions that have been asked most often. You may find the answers helpful while using the EDGAR OnlineForms/XML Website. Click on the hyperlink topic to display the answer in the lower portion of the window.

7.2.2.2.3 SEC Rule Making

Click on the SEC Rule Making link to go to the SEC's Public Website that gives you up-to-date rule information. You will get information about rules that have been proposed or adopted, as well as other bulletins and notices.

7.2.2.2.4 Company Search

The EDGAR OnlineForms/XML Website restricts you to retrieving company information only for your CIK. To search for information about other companies, click on the Company Search link to redirect your browser to the EDGAR Company Database. From this website you can perform company searches through the EDGAR database that is updated daily.

7.2.3 Select Ownership Submission Form Type

The first step for preparing an ownership submission using the EDGAR OnlineForms/XML Website is to select the proper ownership submission form type by:

1. Logging in to the EDGAR OnlineForms/XML Website.
2. Click on Assemble Ownership Submission in the menu bar.
3. The Select Ownership Form Type page will appear:


Select Ownership Form Type
Select the ownership form type that you want to assemble and submit to the SEC. Then click the "Assemble Ownership Submission" button to begin entering the necessary ownership information. If you are not sure which form type to select, please reference the SEC Rule for Ownership Reports and Trading by Officers, Directors and Principal Security Holders before assembling your submission.
3
Assemble Ownership Submission
Warning: All submissions assembled and transmitted to the SEC from this web site are considered LIVE and will be immediately disseminated upon acceptance by EDGAR.

Figure 7-6: Select Ownership Form Type Page

4. Using the pull down bar, select the form type you wish to prepare, and click on the [Assemble Ownership Submission] button.
5. A new browser window will open and the data entry page for the select submission form type should appear. See Figure 7-7: Ownership Form Type 3 Page.


Assemble Ownership Submission
Ownership Form Type
Submission Information
Submission Contact
Name
John Doe
Phone
123-456-7890
E-Mail
john.doe@xyz.com
Return Copy Information
Would you like a Return Copy created?
Yes
No
Notification Information
Notifications will automatically be sent to the Login CIK, Submission Contact and all Reporting Owner(s). Specify additional addresses below.
E-Mail
jane.doe@xyz.com
Add Entry
Delete Entry
Form Information (* indicates required field)
Issuer Information
CIK *
0000350001
Trading Symbol *
XYZ
Date Information
Date of Event Requiring Statement (MM/DD/YYYY) *
07/01/2005
Date Original Filed (MM/DD/YYYY) *
Reporting Owner(s) Information
CIK *
CCC *
Relationship to Issuer *
0000903415
zyx$zyx0
Director
Officer (specify title to the right)
10% Owner
Other (specify to the right)
Add Entry
Delete Entry

Figure 7-7: Ownership Form Type 3 Page

7.2.4 Assemble Ownership Submission

7.2.4.1 Filling in the Top of the Form

The following are some basic EDGAR OnlineForms/XML Website data entry conventions:

- In Internet Explorer, disabled fields are made read-only and are colored gray. In Netscape, we can make the field read-only but cannot color it gray
- Required fields are indicated by an asterisk to the right of the label name (for example, CIK* and Date* are some of the required fields)
- Certain fields are indicated by a double asterisk to the right of the label name to indicate that a footnote is required if you are unable to provide the required data in the space provided (for example: Date Exercisable** and Conversion or Exercise Price of Derivative Security** are fields that require a footnote if the field is left blank)
- Press the [Tab] key to move from field to field
- Field level help is available by clicking on the label

- The [Exit Window] button will close the current data entry session and return to the Select Ownership Form Type Page. Any data entered or attachments uploaded will be discarded.

Once the Assemble Ownership Submission data entry screen is displayed, you can begin completing your ownership submission for each of the entry sections:

Submission Contact

- Provide a point of contact for the submission in the name, phone, and E-Mail address fields.

Return Copy Information

- Indicate if you want a Return Copy of your submission generated by EDGAR.

Notification Information

- Enter additional E-Mail addresses to receive filer notification messages.

Issuer Information

- Enter the CIK and trading symbol for the Issuer company.

Date Information

- Enter the date of the event that triggered this submission, such as the earliest transaction date to be reported in a Form 4.
- The Date Original Filed is only available for amendments and refers to the date when the original submission that is being amended was filed.

Reporting Owner Information

- Enter the CIK, CCC, and relationship fields for each reporting owner.
- Click on the [Add Entry] button to add additional reporting owners.
- To remove a reporting owner, select the radio button to the left of the reporting owner and click on the [Delete Entry] button.

7.2.4.2 Filling in the Middle of the Form


Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security
2. Amount of Securities Beneficially Owned
3. Ownership Form: Direct (D) or Indirect (I)
4. Nature of Indirect Beneficial Ownership
Common Stock
$1,000
I
By trustee
Add Entry
Edit Entry
Delete Entry
Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security
2. Date Exercisable and Expiration Date (MM/DD/YYYY)
3. Title and Amount of Securities Underlying Derivative Security
4. Conversion or Exercise Price of Derivative Security
5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
Date Exercisable
Expiration Date
Title
Amount or Number of Shares
Common Stock
5/30/2003
Underlying Comm
$1,000
I
Add Entry
Edit Entry
Delete Entry

Figure 7-8: Assemble Ownership Submission – Middle of Form

The middle part of the Assemble Ownership Submission data entry form indicates where Table I and Table II data are displayed. The following are some additional data entry conventions for the Assemble Ownership Submission data entry form:

- Fields in Table I and II appear as read-only. You can enter data by clicking on the [Add Entry] button. Figure 7-8: Assemble Ownership Submission – Middle of Form shows how Table I and II appear once entries have been added.
- To modify a row, select the radio button to the left of the entry you wish to modify and click on the [Edit Entry] button.
- To delete a row, select the radio button to the left of the entry you wish to delete and click on [Delete Entry] button.
- Footnote references are represented by a superscript to the right of the field. The referenced footnote appears at the bottom of the page.
- Date format is MM/DD/YYYY.

The following sections illustrate how to enter the required information for Table I and Table II and provide footnotes where necessary.

7.2.4.2.1 Adding a Holding (Form 3 Non-Derivative Security)

The Add Holding page appears when the [Add Entry] button is clicked in Form 3 Table I. You use this data entry form to enter all of your Form 3 non-derivative securities that appear in Table I. You must provide the title of the security, the amount of securities beneficially owned, and indicate if the security is owned directly or indirectly. If the security is owned indirectly, you must indicate the nature of indirect beneficial ownership.

The following are some data entry conventions for this page:

- Default unit for Amount of Securities Owned is Shares
- Default setting for Ownership Form is Direct

- Footnotes can be added on a per field basis by clicking on the corresponding [Footnote] button


Add Holding
Ownership Form Type 3
Non-Derivative Securities Beneficially Owned
1. Title of Security *
Footnote
2. Amount of Securities Beneficially Owned *
Units
U.S. Dollars
Number of Securities
Footnote
3. Ownership Form
Direct
Indirect
Footnote
4. Nature of Indirect Beneficial Ownership
Footnote
OK
Cancel
Help
Exit Window

Figure 7-9: Add Holding Page (Non-Derivative Security)

Note: The total number of rows in the Non-Derivative Table (Table 1 on the printed form) cannot exceed 30.

7.2.4.2.2 Edit Holding (Form 3 Non-Derivative Security)

The Edit Holding page appears when the [Edit Entry] button is clicked for Form 3 Table I. The Edit Holding page is similar to the Add Holding page in Table I and has the same data entry conventions.

7.2.4.2.3 Add Holding (Form 3 Derivative Security)

The Add Holding (Form 3 Derivative Security) page appears when the [Add Entry] button is clicked for Table II. You use this data entry form to enter all of your Form 3 derivative securities that appear in Table II. You must provide the title of the security, date exercisable, expiration date, title of securities underlying derivative security, amount or number of shares of securities underlying the derivative security, conversion or exercise price of the derivative security, and mark whether the security is owned directly or indirectly. If the security is owned indirectly, you must indicate the nature of indirect beneficial ownership. If you are unable to provide any of the following information in the space provided you must provide an explanation footnote for each situation:

- A date for the Date Exercisable
- A date for the Expiration Date
- The Amount or Number of Shares of Underlying Derivative Securities
- The Conversion or Exercise Price of Derivative Security

Note: The total number of rows in the Derivative Table (Table 2 on the printed form) cannot exceed 30.

The following are some data entry conventions for this page:

- Default unit for Amount of Securities Owned is Shares
  Default setting for Ownership Form is Direct
- Footnotes can be added on a per field basis


Add Holding
Ownership Form Type 3
* indicates required field; ** indicates footnote is required if field is left blank
Derivative Securities Beneficially Owned
1. Title of Derivative Security *
Footnote
2. Date Exercisable and Expiration Date (MM/DD/YYYY)
Date Exercisable **
Expiration Date **
3. Title and Amount of Securities Underlying Derivative Security
Title *
Amount or Number of Shares **
Units
Number of Securities
U.S. Dollars
4. Conversion or Exercise Price of Derivative Security **
5. Ownership Form of Derivative Security
Direct
Indirect
6. Nature of Indirect Beneficial Ownership
OK
Cancel
Help

Figure 7-10: Add Holding Page (Derivative Security)

7.2.4.2.4 Edit Holding (Form 3 Derivative Security)

The Edit Holding page appears when the [Edit Entry] button is clicked for Table II. The Edit Holding page is similar to the Add Holding page for Table II and has the same data entry conventions.

7.2.4.2.5 Footnotes

The Footnotes page appears when you click on the [Footnote] button from Table I or Table II entry page. You use this page to add, edit, or delete footnotes associated with your submission. In addition, you use this page to associate selected footnotes with a specific data entry field from Table I and Table II.

The following are some data entry conventions for this page:

- This page contains the master list of all of the footnotes for this submission.
- To apply a footnote to a field, select the "Apply To Field" checkbox for that footnote.
- To add a new footnote, click on the [Add Footnote] button.
- To modify a footnote, select the radio button to the left of the entry you wish to modify and click on the [Edit Footnote] button.
- To delete a footnote, select the radio button to the left of the entry you wish to delete and click on the [Delete Entry] button.


EDGAR - Microsoft Internet Explorer
Footnotes
The following table contains a list of your current footnotes. To add, edit, or delete footnotes, use the buttons below the table. To apply a footnote to the Title of Derivative Security field, select the "Apply To Field" checkbox to the right of the applicable footnote.
Footnotes List
Description Apply To Field
1 Option was granted under terms of Issuer's 1994 Equity Incentive Plan (the "Plan") (renamed as the 2002 Equity Incentive Plan). Grant is exercisable in four quarterly installments commencing on date three months after date of grant of option provided that Reporting Person has, during three month period prior to each vesting date, continuously served as a non-employee director of Issuer.
2 Option was granted under terms of Issuer's 1994 Equity Incentive Plan (the "Plan") (renamed as the 2002 Equity Incentive Plan).
Add Footnote
Edit Footnote
Delete Footnote
OK
Exit Window

Figure 7-11: Footnotes Page

7.2.4.2.5.1 Add Footnote

The Add Footnote page appears when the [Add Footnote] button is clicked.

The following are some data entry conventions for this page:

- You can enter up to 1000 characters for a footnote. If you need to add more than 1000 characters, split your footnote in multiple pieces and associate the pieces with the appropriate fields using the Footnote page.
- EDGAR will automatically create the footnote number.
- Click on the [OK] button to save the footnote entry.
- Click on the [Cancel] button to cancel the footnote entry.


EDGAR - Microsoft Internet Explorer
Add Footnote
Enter text for footnote number 3 in the field below.
OK
Cancel
Exit Window

Figure 7-12: Add Footnote Page

7.2.4.2.5.2 Edit Footnote

The Edit Footnote page appears when the [Edit Footnote] button is clicked. You can modify the existing text of the footnote.

The following are some data entry conventions for this page:

- Click on the [OK] button to save the footnote changes.
- Click on the [Cancel] button to cancel the footnote changes.


EDGAR - Microsoft Internet Explorer
Edit Footnote
Enter text for footnote number 1 in the field below.
Option was granted under terms of Issuer's 1994 Equity Incentive Plan (the "Plan") (renamed as the 2002 Equity Incentive Plan). Grant is exercisable in four quarterly installments commencing on date three months after date of grant of option provided that Reporting Person has, during three month period prior to each vesting date, continuously served as a non-employee director of Issuer.
OK
Cancel
Exit Window

Figure 7-13: Edit Footnote Page

7.2.4.3 Filling in the Bottom of the Form

The bottom part of the Assemble Ownership Submission data entry form illustrates where the Explanation of Responses and Signature data is displayed.

The following are some additional data entry conventions for this page:

Explanation of Responses

- Each form type has some specific responses that are indicated by checking the box. Some of these checkboxes are automatically filled in based on your responses in Table I and Table II, while others you must complete if appropriate. For example, on Form 3 there is a response "No securities are beneficially owned" along with a checkbox that is auto-filled. When the page first appears, it will be checked. If you add an entry to Table I or Table II, the checkmark will be removed.
- Footnotes are listed here as read-only. You can enter additional footnotes or modify an existing footnote by returning to the Table I or Table II entry portion of the form.
- Remarks can be used to supply additional commentary on the submission. This field also should be used to provide a list of exhibits and other attachments, if any. Remarks exceeding the 2000 character limit should be included in an attached document.

Signature Data

- Enter the name of each reporting person in the signature field along with the date signed. Click on the [Add Entry] button to add more signature entry lines.

- To delete a signature, select the radio button to the left of the entry you wish to delete and click on the [Delete Entry] button.


Checkboxes (check or uncheck the box below by modifying Tables I and II above)
No securities are beneficially owned (i.e., Tables I and II are not applicable)
Remarks (up to 2000 characters. Remarks exceeding this limit should be included in an attached document.)
Signature Data
Signature of Reporting Person *
Date (MM/DD/YYYY) *
Add Entry
Delete Entry
Verify Form
Help
Exit Window

Figure 7-14: Assemble Ownership Submission – Bottom of Form

7.2.4.4 Verify Form and Correct Errors

Once you have completed entering all of the information for the submission, you will need to verify the form information. Click on the [Verify Form] button. One of two screens will appear, either the Assemble Ownership Error Screen (see Figure 7-15: Assemble Ownership Form With Errors (Form Type 5)) or the Insider Confirmation/Correction page (see Figure 7-17: Insider Confirmation/Correction Page). The Insider Confirmation/Correction page appears when there are no errors on the form. If your information passes the validation, refer to Section 7.2.4.5, Insider Confirmation/Correction, to continue. The Assemble Ownership Error Screen will appear if the system detects errors in the format and syntax of your information. See instructions below to resolve your errors.

If there were any errors on the form, the form will be redisplayed with the error fields clearly marked with a red circle in front of the field. This will occur if a required field is missing or if the data that you filled in does not meet the formatting criteria. These checks are built into the

system to help you avoid errors. You should follow the instructions on the page to correct the errors.


Assemble Ownership Submission
Ownership Form Type 5
One or more of the fields below contains an invalid value or is missing a required value.
Please correct the values in the fields marked with
Submission Information
Submission Contact
Name
Bob Smith
Phone
555-555-5555
E-Mail
bobsmith.com
Copy Information
Would you like a Return Copy?
Yes
No
Is this an electronic copy of an official filing submitted in paper format?
Yes
No
If so, please enter the file number
Form Information
Issuer Information
CIK *
111111111a
Trading Symbol *
BOB
Date Information
Date (MM/DD/YYYY) *
Jan 1 2003
Date Original Filed (MM/DD/YYYY) *
Reporting Owner(s) Information
CIK *
CCC *
Relationship to Issuer *
1111111111
aaaaaaaa
Director
Officer (specify title to the right)
10% Owner
Other (specify to the right)
Add Entry
Delete Entry
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security
2. Transaction Date (MM/DD/YYYY)
2A. Deemed Execution Date,
3. Trans-action
4. Securities Acquired (A) or Disposed of (D)
5. Amount of Securities

Figure 7-15: Assemble Ownership Form With Errors (Form Type 5)

For example, Figure 7-15 marked the following errors:

- Submission contact E-Mail is formatted incorrectly; it needs an "@" to be valid
- Issuer CIK is formatted incorrectly; it can only be all numeric
- Date is formatted incorrectly; it should be MM/DD/YYYY
- CCC provided is not valid for the Reporting Owner CIK provided

Note: EDGAR will validate ONLY the format and syntax of the information provided, and that the Issuer CIK and Reporting Owner CIK and CCC combination are valid. YOU ARE RESPONSIBLE for confirming the accuracy of all transactional and ownership information submitted in the Form.


Edit Transaction
Ownership Form Type 5
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security *
Class A Common Stock
1, 2
Footnote
2. Transaction Date (MM/DD/YYYY) *
12/20/2002
Footnote
2A. Deemed Execution Date, if any (MM/DD/YYYY)
12/20/2002
Footnote
3. Transaction Code
Indicate whether this is a Form 3 holding, 4 or 5 transaction
3
4
5
Is the reporting of this transaction delinquent?
Yes
No
Transaction Code
S
Footnote
Does this transaction involve an equity swap?
Yes
No
4. Securities Acquired or Disposed Of
Amount (in Shares) *
1200
Acquired
Disposed
Footnote

Figure 7-16: Edit Transaction With Errors (Form Type 5, Non-Derivative Security)

If there are errors in Table I or Table II you need to select the field entry or field value that needs to be revised, and click on the [Edit Entry] button. The detailed form will appear with the fields in error marked, as shown in Figure 7-16: Edit Transaction With Errors (Form Type 5, Non-Derivative Security).

The following errors are marked:

- Transaction Date is formatted incorrectly; it should be MM/DD/YYYY
- Price of securities acquired of disposed of is formatted incorrectly; it has two decimal places in the number

7.2.4.5 Insider Confirmation/Correction

If your submission was successfully verified, the Insider Confirmation/Correction page will appear. As part of verification, EDGAR retrieves the company name for the Issuer CIK and the name and address information for each reporting owner you entered. Before continuing, you need to confirm that the name and address information that was retrieved from EDGAR based on the issuer CIK and reporting owner CIK and CCCs are correct and update where necessary.

The following are some data entry conventions for this page:

- If you need to modify a reporting owner's mailing address, select the desired reporting owner row and click on the [Edit Mailing Address] button.

Note: These address changes apply only to the addresses contained within this form and do not update the CIK's address of record. To update the address of record, you must use the "Retrieve/Edit Data" link in the main EDGAR OnlineForms window.


Insider Confirmation/Correction
Your ownership form was successfully verified. Before continuing, please verify the name and address information for the issuer and reporting owner(s) you entered. To modify a reporting owner's mailing address, select the desired reporting owner row and then select the "Edit Mailing Address" button below. Note: These address changes apply only to the addresses contained within this form and do not update the CIK's address of record. To update the address of record, you must use the "Retrieve/Edit Data" link in the main EDGAR OnlineForms window.
Issuer/Reporting Owner
CIK
Name
Mailing Address
Issuer
0000350001
JOHN DOE CO
Reporting Owner
000903415
JOHN DOE
555 MOCKINGBIRD LANE SUITE 8
ALEXANDRIA, VA 22312-2447
Edit Mailing Address
To continue assembling your submission, select one of the buttons below. In order to make modifications to your ownership form, select the "Edit Ownership Form" button. To upload new attachments or delete previously uploaded attachments, select the "Upload/Delete Attachment(s)" button.
Edit Ownership Form
Upload/Delete Attachment(s)
To view and/or print your submission, select the "View/Print Submission" button below. Selecting this button will open a new window where your submission will be displayed in PDF format by Acrobat Reader. To print the submission document, select the print option within the Acrobat Reader application.
View/Print Submission
To proceed with transmitting your submission to the server, select the "Transmit Submission" button below. Note that selecting this button will not immediately transmit your submission, rather it will take you to the "Transmit Submission Confirmation" screen, where you will then confirm submission transfer. Be sure to review, sign, and print a copy of your submission for your records before transmitting it.
Transmit Submission
Exit Window

Figure 7-17: Insider Confirmation/Correction Page

7.2.4.6 Edit Mailing Address

The Edit Mailing Address page appears when the [Edit Mailing Address] button is clicked. This screen allows you to modify the mailing address for addresses contained within this form and do

not update the CIK's address of record. To update the address of record, you must use the "Retrieve/Edit Data" link in the main EDGAR OnlineForms window.

The following are some data entry conventions for this page:

- Click on the [OK] button to change the information for this submission
- Click on the [Cancel] button to return to the Insider Confirmation/Correction screen without making changes.


Edit Mailing Address
To modify the mailing address for CIK , change the information in the fields below and then select the "OK" button. To return to the "Insider Confirmation/Correction" screen without making any changes, select the "Cancel" button. Note: These address changes apply only to the addresses contained within this form and do not update the CIK's address of record. To update the address of record, you must use the "Retrieve/Edit Data" link in the main EDGAR OnlineForms window.
Mailing Address Information
Name
JOHN DOE
Mailing Street1
555 Mockingbird Lane Suite 8
Mailing Street2
Mailing City
Alexandria
Mailing State/Country
VIRGINIA
Mailing Zip
22312-2447
OK
Cancel
Exit Window

Figure 7-18: Edit Mailing Address

7.2.4.7 Upload/Delete Attachment(s)

The Upload/Delete Attachment(s) page appears when the [Upload/Delete Attachment(s)] button is clicked. This page allows you to manage the attachments associated with your submission.

The following are some data entry conventions for this page:

- Click on the [Upload Attachment] button to upload an attachment.
- If you need to delete an attachment, select the radio button to the left of the attachment you wish to delete and click on the [Delete Attachment] button.
- Click on the [Edit Ownership Form] button to return to the Assemble Ownership Submission data entry form.
- Click on the [Transmit Submission] button to proceed to transmit your submission to the server.


Upload/Delete Attachment(s)

The following table contains a list of your currently attached documents. Use the "Upload Attachment" and "Delete Attachment" buttons below the table to make modifications to this list.

Attached Documents List				
		File Name	Type	Description
1.	○	coverltr.txt	COVER	COVER LETTER
2.	○	exhibit.txt	EX-99	EXHIBIT 99 DOCUMENT

Upload Attachment | Delete Attachment

To make modifications to your ownership form, select the "Edit Ownership Form" button below. Note that any attachment uploads or deletions that you made will be retained.

Edit Ownership Form

To proceed with transmitting your submission to the server, select the "Transmit Submission" button. Please note that selecting this button will not immediately transmit your submission, rather it will take you to the "Transmit Submission Confirmation" screen, where you will then confirm submission transfer.

Transmit Submission

Exit Window

Figure 7-19: Upload/Delete Attachment(s)

7.2.4.8 Upload Attachment

The Upload Attachment page appears when the [Upload Attachment] button is clicked.

Note: Any attachments you plan to include should already have been prepared and saved in the appropriate format prior to assembling your online submission.

The following are some data entry conventions for this page:

- To upload an attachment to the server, enter the attachment information in the fields, and then click on the [Upload] button.
- To return to the Upload/Delete Attachment(s) screen without uploading an attachment, click on the [Cancel] button.


EDGAR - Microsoft Internet Explorer
Upload Attachment
To upload an attachment to the server, enter the attachment information in the fields below and then select the "Upload" button. To return to the "Upload/Delete Attachment(s)" screen without uploading an attachment, select the "Cancel" button. Note that when selecting an attachment type of "EX-99", you may enter additional text to the right of the selection pulldown.
Attachment Information
File Name
Browse...
Type
COVER
Description
Upload
Cancel
Exit Window

Figure 7-20: Upload Attachment

7.2.4.9 Transmit Submission Confirmation

The Transmit Submission Confirmation page appears when the [Transmit Submission] button is clicked.

The following are some data entry conventions for this page:

- Click on the [Cancel Transmission] button to return to the Assemble Ownership Submission data entry form.
- Click on the [View/Print Submission] button to view the submission document in PDF format.
- Click on the [Transmit Submission] button to proceed to transmit the submission to EDGAR for processing.


Transmit Submission Confirmation
WARNING
You have chosen to make a LIVE submission to EDGAR. This means that EDGAR will **automatically process** your submission. If EDGAR accepts your LIVE submission, then we will **immediately disseminate** the public portions of your submission.
If you don't want this to happen, select the "Cancel Transmission" button below. From the "Cancel Transmission" screen you will be able to modify your ownership form and attachments.
Cancel Transmission
Your submission currently contains an Ownership Form X document and the following 2 attachment(s):
Attached Documents List
File Name
Type
Description
1. coverltr.txt
COVER
COVER LETTER
2. exhibit.txt
EX-99
EXHIBIT 99 DOCUMENT
If you want to continue with your LIVE transmission, select the "Transmit Submission" button below. **Be sure to review, sign, and print a copy of your submission for your records before transmitting it.**
View/Print Submission
Transmit Submission
Exit Window

Figure 7-21: Transmit Submission Confirmation

7.2.4.9.1 View/Print Submission

The View/Print Submission page appears when the [View/Print Submission] button is clicked. Use this to print a copy of your form for your records.

The following are some data entry conventions for this page:

- To view your submission as an Adobe PDF document, click on the [Continue] button. This will display your submission via the Adobe Acrobat Reader as shown in Figure 7-23: PDF Document. From the Acrobat Reader, you can print your document by selecting the printer icon.
- To close this window and continue your submission processing, click on the [Close] button.


EDGAR - Microsoft Internet Explorer
View/Print Submission
To view your submission as an Adobe PDF document, select the "Continue" button below, which will bring up Adobe's Acrobat Reader. From the Acrobat Reader, you can print your document by selecting the printer icon. To close this window and continue your submission processing, select the "Close" button.
Continue
Close
Please note that it is recommended that you have Adobe Acrobat Reader 4.0 or later installed on your system.
Depending on your browser and/or Adobe Acrobat Reader configuration, your document will either be rendered in this window or be lauched externally.
Done
Local intranet

Figure 7-22: View/Print Submission Page


https://172.16.246.105:20320/dev2.prototype345/pdf/3.pdf - Microsoft Internet Explorer
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response. 0.5
(Print or Type Responses)
1. Name and Address of Reporting Person*
Doe John
(Last) (First) (Middle)
6441D General Green Way
(Street)
Alexandria
(City) (State) (Zip)
2. Date of Event Requiring Statement (Month/Day/Year)
01/09/2003
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Northrop Grumman
NOC
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
10% Owner
X Officer (give title below)
Other (specify below)
Chief Financial Officer
6. If Amendment, Date of Original (Month/Day/Year)
01/10/2002
7. Individual or Joint/Group Filing
Table 1 — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)
2. Amount of Securities Beneficially Owned (Instr. 4)
3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)
4. Nature of Indirect Beneficial Ownership (Inst. 5)
North. Restricted Stock
88%
1 of 1
11 x 8.5 in
Done
Local intranet

Figure 7-23: PDF Document

7.2.4.10 Transmit Submission Acknowledgement

When the [Transmit Submission] button is clicked on the Transmit Submission Confirmation page, the Transmit Submission Acknowledgment page appears. See Figure 7-24: Transmit Submission Acknowledgement. This page provides acknowledgement of the transmission, along with the submission accession number.


EDGAR - Microsoft Internet Explorer
Transmit Submission Acknowledgment
Your submission was successfully transmitted. Your accession number for this submission is: 0000350001-02-050630
The fact that we assigned an accession number to your submission does not mean that EDGAR actually accepted your submission. Here's how you can confirm whether EDGAR accepted your submission:
If you gave us your Internet email address, read your notification message; or
Using the navigation bar in the main EDGAR window, click on "Retrieve/Edit Data" under Information Exchange.
Exit Window

Figure 7-24: Transmit Submission Acknowledgement

Record your accession number so you can later identify your submission and retrieve the acceptance messages and Return Copy from the website.

7.2.4.11 Transmit Submission Cancelled

The Transmit Submission Cancelled page appears when the [Cancel Transmission] button is clicked.

The following are some data entry conventions for this page:

- Click on the [Edit Ownership Form] button to return to the Assemble Ownership Submission data entry form.
- Click on the [Upload/Delete Attachment(s)] button to return to the Upload/Delete Attachment(s) page.


EDGAR - Microsoft Internet Explorer
Transmit Submission Cancelled
Transmission of your ownership submission has been cancelled.
To continue assembling your submission, select one of the buttons below. In order to make modifications to your ownership form, select the "Edit Ownership Form" button. To upload new attachments or delete previously uploaded attachments, select the "Upload/Delete Attachment(s)" button.
Edit Ownership Form
Upload/Delete Attachment(s)
Exit Window

Figure 7-25: Transmit Submission Cancelled

7.3 Common Problems

The EDGAR OnlineForms/XML Website helps the Ownership filer avoid most common mistakes when constructing their primary document. For filers using this site to submit ownership forms, the most common errors will occur with their attached documents. To prevent these errors, filers can use EDGARLink to validate the document content. The error messages listed below reflect issues with attached documents.

Illegal tags in HTML filings	For security reasons, EDGAR does not support all valid HTML tags. Be sure to restrict your tags to those listed in this manual.
Invalid ASCII characters	The ASCII character set is limited and including characters in your documents that are not specified in this manual will cause your filing to be suspended. This is especially true of binary characters.
Illegal External References	If you include references in HTML documents that are external to your filing, your filing will be suspended. The only legal reference is to the SEC's Public Website.

8. FILER-CONSTRUCTED XFDL/XML SUBMISSIONS

8.1 Filer-Constructed XFDL Technical Specifications

Preparing a filing without using EDGARLink requires working knowledge of Extended Forms Definition Language (XFDL). The EDGARLink software automatically converts all submissions to XFDL. XFDL forms, those constructed by both filers and EDGARLink, are accepted by EDGAR, processed, and indexed into our databases. If you want to prepare your submission without using the EDGARLink application, you must use the EDGAR XFDL Technical Specification. Information that must be contained in the XFDL tags is specific to the submission type or groups of submission types. The technical specification is located on the SEC's Public Website:

http://www.sec.gov/info/edgar.shtml

On the above listed page, there are links to the EDGAR XFDL Technical Specification which contains examples of a number of form types. Filer-Constructed XFDL submissions can be transmitted to EDGAR via the EDGAR Filing Website, via the direct dial communications lines, or via filer leased lines. They may not be submitted via the EDGAR Online Forms/XML Website.

Filer-Constructed XFDL submissions are transmitted in the same way as any XFDL submission prepared via an EDGARLink template. You can test your filer-constructed submission by selecting Transmit as a Test Submission on the Transmit Submission page of the EDGAR Filing Website. EDGAR treats all submissions transmitted this way as "test" and they will not be disseminated. To submit your filer-constructed filing as live, you should use the Transmit as a Live Submission on the same web page.

Note: Test and Live tags included in the submission will also have an effect on how the filing is processed. If you include a test tag in your submission, even if you send it in via the Transmit as a Live Submission link, the EDGAR system will process the filing as a test submission. Please make sure your internal tag and the link you choose on the website are the same.

Details on the transmission of XFDL filings is contained in Section 6.6 Transmissions to EDGAR.

8.2 Filer-Constructed XML Technical Specifications

Preparing a submission without using the EDGAR OnlineForms/XML Website requires a working knowledge of XML. The EDGAR OnlineForms/XML Website automatically assembles all your information into an EDGAR-compatible XML ownership submission. XML forms are accepted by EDGAR, processed, and indexed into our databases. If you want to prepare your submission without using the EDGAR OnlineForms/XML Website, you must use our Filer-Constructed XML Filing Specification documents. They are specific to the form type that you

will be constructing. You can find additional information about these documents and download them from the SEC's Public Website at: *http://www.sec.gov/info/edgar/ednews.shtml*. Filer-Constructed XML submissions must be transmitted to EDGAR via the Transmit Filer-Constructed XML Submissions link on the EDGAR OnlineForms/XML Website.

Note: Filer-Constructed XML Submissions are only accepted through the EDGAR OnlineForms/XML Website.

8.2.1 Transmitting Filer-Constructed XML Submissions

Prior to transmitting, prepare your Filer-Constructed XML Ownership Submission file. You can then transmit your ownership Filer-Constructed XML Submission using the EDGAR OnlineForms/XML Website by:

1. Logging into the EDGAR OnlineForms/XML Website.
2. Click on Transmit Filer-Constructed XML Submission in the menu bar.
3. The Transmit Filer-Constructed XML Submission page appears and asks you to specify whether to transmit the Filer-Constructed XML submission as a TEST submission or as a LIVE submission.

   Note: If you are not ready to make a LIVE submission, choose "test" submission. If you make a "LIVE" submission, we will automatically disseminate the public portions of your submission(s). Please use caution when transmitting LIVE submissions to EDGAR. Also, the maximum size of your submission must not exceed 100 MB.


Transmit Filer-Constructed XML Submission
NOTICE #1: This website only supports the transmission of filer-constructed submissions in XML format.
Submission Transfer
Transmit as a Test Submission
Transmit as a Live Submission
Please tell us how you plan to transmit your submission to EDGAR.
Warning: If you are not ready to make a LIVE submission, choose "test" submission. If you make a "LIVE" submission, we will automatically disseminate the public portions of your submission(s). Please use caution when transmitting LIVE submissions to EDGAR.
EDGAR will give you an accession number for each test or LIVE transmission. Please remember that the fact we assigned an accession number to your submission does not mean that EDGAR actually accepted your submission

Figure 8-1: Transmit Filer-Constructed XML Submission Page

8.2.2 Transmit Filer-Constructed XML as a Test Submission

You cannot create test submissions online using the EDGAR OnlineForms/XML Website for Section 16 form types. However, if you choose to prepare your own XML submission using the EDGAR Ownership XML Technical Specification, we allow you to transmit the submission as a test submission to verify that your XML is correct. EDGAR treats all submissions transmitted this way as "test" and they will not be disseminated.

Once you have logged into EDGAR OnlineForms/XML Website and accessed the Transmit Filer-Constructed XML Submission page, you can transmit your Filer-Constructed XML Submission as a test submission:

1. Click on Transmit as a Test Submission.
2. The Transmit Test Submission page appears.


Transmit Test Submission
Submission File Name:
Browse...
Transmit Test Submission
Please select a test file to transmit to EDGAR. EDGAR will give you an accession number for each test transmission.

Figure 8-2: Transmit Test Submission Page

3. Click on the [Browse...] button. The Choose File window appears.
4. Open the location of your submission in the Look In: field.


Look in:
xml_filings
filing3.xml
filing3a.xml
filing4.xml
filing4a.xml
filing5.xml
filing5a.xml
File name:
Files of type:
All Files (*.*)
Open
Cancel

Figure 8-3: Transmit Test Submission File Upload Window

Note: If your XML submission does not appear immediately, change the Files of Type to All Files (*.*).

5. Click on your XML submission.
6. Click on the [Open] button.

The Submission File Name field fills with the location and name of your submission. When you are ready to transmit a TEST filing:

7. Click on the [Transmit TEST Submission] button.

Once you click this button, EDGAR will transmit your submission.

8.2.3 Transmit Filer-Constructed XML as a Live Submission

Once you have logged into EDGAR OnlineForms/XML Website and accessed the Transmit Filer-Constructed XML Submission page, you can transmit your Filer-Constructed XML Submission as a live submission by:

1. Click on Transmit as a Live Submission.
2. The Transmit Live Submission page appears.


Transmit Single LIVE Submission
WARNING
You have chosen to make a LIVE submission to EDGAR. This means that EDGAR will automatically process your submission. If EDGAR accepts your LIVE submission, then we will immediately disseminate the public portions of your submission.
If you don't want this to happen, use the "back" button on your browser to return to the "Transmit Submission" screen and choose a "test" submission option.
If you want to continue with your LIVE transmission, please enter the name of your submission file.
Submission File Name:
Browse...
Transmit LIVE Submission

Figure 8-4: Transmit Live Submission Page

3. Click on the [Browse...] button. The Choose File window appears.
4. Open the location of your submission in the Look In: field.


Look in:
xml_filings
filing3.xml
filing3a.xml
filing4.xml
filing4a.xml
filing5.xml
filing5a.xml
File name:
Open
Files of type:
All Files (*.*)
Cancel

Figure 8-5: Transmit Live Submission File Upload Window

Note: If your XML submission does not appear immediately, change the Files of Type to **All Files (*.*)**.

5. Click on your XML submission.
6. Click on the [Open] button.

   The Submission File Name field fills with the location and name of your submission. When you are ready to transmit a LIVE filing:

7. Click on the [Transmit LIVE Submission] button.

   Once you click this button, EDGAR will process your submission.

8.2.4 Transmission Status

OnlineForms has a transmitting indicator that appears in the bottom pane of your browser window. While your submission is being transmitted to EDGAR, the words "Transmitting Files" scrolls from right to left. The scrolling text stops and the Transmit Submission Results page appears when the transmission is complete.

An accession number appears on the Transmit Submission Results page.

Note: This does not mean your submission has been accepted. It means your submission has been transmitted. You can find the status of your submission one of two ways:

- Through e-mail
- By performing a Submission query on the EDGAR OnlineForms/XML Website. For more details please refer to Section 9.5, Submission Information.

9. DETERMINING THE STATUS OF YOUR FILING

9.1 Filing Date of Electronically Transmitted Submissions

If you begin direct transmission of a live submission after 5:30 p.m. Eastern time and the submission is accepted, it will have a filing date as of 6:00 a.m. the next business day. For special filing date processing of certain T+3 submission types, refer to Section 3, Index to Forms. If you start direct transmission at or before 5:30 p.m., it will receive that day's filing date if it is accepted.

Note: Remember that submission transmission does not begin until EDGAR receives the first byte of a transmission. When you make a time-sensitive submission, allow time for setup of your Internet or direct dial connection, building and error checking the submission, and the start of the transmission.

9.2 Receiving E-Mail Status of Filings from the SEC

You can receive acceptance or suspense messages to an Internet electronic mail (e-mail) address; see Chapter 6. Notifications and requested Return Copies are available on the EDGAR Filing Website; see Section 6.3.5 The EDGARLink Notification Page.

You cannot be sure EDGAR has accepted your submission unless you receive an acceptance message. You have not made an official filing unless your acceptance message includes a filing date. See APPENDIX A for more information.

The EDGAR Filing Website provides a quick way to check the status of your submission. Login to the website and query for information on your submission, see Section 9.5.1 Retrieving Submission Notification.

9.2.1 How EDGAR Uses the Internet for E-Mail

If you use the Notification page on your submission template to list additional e-mail addresses, EDGAR will forward acceptance and suspense messages to all specified e-mail addresses. As an EDGAR filer, you are entirely responsible for setting up a valid Internet address through an ISP. Internet access rates vary per ISP.

Please note the following information about the EDGAR Internet services:

- With an Internet address, you can receive timely information regarding the acceptance or suspension of your filing
- You must use the Notification page for all filer-directed notifications for a specific filing
- The following information will not appear in Internet notifications for TEST or SUSPENDED LIVE filings:
    - ◊ Subject-Company Name
    - ◊ Subject-Company CIK
    - ◊ Form Type

Note: When you download your notifications from the EDGAR Filing Website, the Subject-Company Name, CIK, and Form Type appears in the body of the notice.

- All Internet addresses have a maximum length of 80 characters. Only valid EDGAR characters are accepted for Internet addresses. We also recommend that you do not use the double quote (") character in an Internet address
- EDGAR no longer e-mails requested Return Copies. You must download them from the EDGAR Filing Website

9.2.2 How Mail Is Addressed to the Internet Address

EDGAR sends acceptance and suspense messages to a valid Internet e-mail address that you list in your Company Contact Information on the EDGAR Filing Website. When you use the Notification page, EDGAR will also send e-mail to additional Internet e-mail addresses on a filing-by-filing basis. In addition, your company contact Internet e-mail address, which may be updated on the EDGAR Filing Website, will always receive an acceptance/suspense message when you submit a filing, unless you activate the Notify Via Filing Website check box.

On a per-filing basis, EDGAR sends submission notifications to any e-mail address listed either on the Company Contact Information form and the Notification page. The Notification page adds supplementary addresses for receiving notifications. If you wish to permanently change the e-mail address, then edit the Company Contact Information form on the EDGAR Filing Website. When submitting filings after 5:30 p.m., Eastern time, we recommend that you retrieve submission information on the EDGAR Filing Website to inquire about your submission status.

Note: Requested Return Copies are not sent via e-mail address. You can only download requested Return Copies via the EDGAR Filing Website; see Section 9.4 Return Copy Support.

9.3 Accessing Submission Information

You can access submission using the EDGAR OnlineForms/XML Website:

1. Login to the EDGAR OnlineForms/XML Website.
2. Click on the [Retrieve/Edit Data] button.
3. The Retrieve/Edit Data page appears and prompts you for your CIK and CCC information:
   - Enter your CIK in the CIK field and press [Tab].
   - Enter your CCC in the CCC field.
   - Click on the [Continue] button.

This page verifies that you have access to retrieve or edit information on the EDGAR system.


Retrieve/Edit Data
CIK and CCC Request
Enter a Company CIK and CCC
CIK:
CCC:
You must enter a valid CIK and CIK Confirmation Code (CCC) before continuing. The following screens will allow you to retrieve, view and update information related to the CIK value entered.
Continue

Figure 9-1: Retrieve/Edit Data Page

The next page is the Retrieve/Edit Company and Submission Data page, which is shown in Figure 9-2: Retrieve/Edit Company and Submission Data Page. You can access the following functions from this page:

- Retrieve Submission Information
- Retrieve Company Information
- Retrieve Return Copies
- Request Asset-Backed Securities (ABS) Issuing Entities Creation
- Change Company Password or CCC
- Enter Another CIK/CCC


Retrieve/Edit Company and Submission Data
CIK: 0000350001
Please select one of the following options:
Retrieve Submission Information *See Note #1*
Retrieve Company Information *See Note #2*
Retrieve Return Copies
Request Asset-Backed Securities (ABS) Issuing Entities Creation
Change Company Password or CCC
Enter Another CIK/CCC
*Note #1 Information will only be returned for submissions where the CIK (identified in the upper left corner of this page) is either a Reporting Owner CIK or Login CIK of the related submission.
*Note #2 For general company queries (including wildcard searches), please search the EDGAR Company database.

Figure 9-2: Retrieve/Edit Company and Submission Data Page

9.4 Return Copy Support

To receive a requested Return Copy in EDGARLink, you check a box on the Main page of the template. On Ownership submissions, you can request a return copy on the Submission Information Block. This check box places a <RETURN COPY> tag in your submission automatically and EDGAR posts a copy of your accepted submission on the EDGAR Filing Website. You can retrieve the requested Return Copy only if you activate the requested Return Copy check box.

9.4.1 Requesting a Return Copy via EDGARLink

While you are creating your submission, there is a Return Copy check box on the Main page of EDGARLink.


Yes
Return Copy

Figure 9-3: Requested Return Copy Check Box

DRAFT

This check box insures that you can download a Return Copy of your accepted submission. To use this check box:

- Click the blank square once. A check appears in the block, indicating that it is activated.
- To turn the Return Copy off, deactivate the check box by clicking on it again.

9.4.2 Requesting a Return Copy via an Ownership Submission

When using the OnlineForms/XML Website to create an Ownership filing, you can choose to receive a return copy. In the Return Copy Information block note the radio button for a Return Copy. Since the default is yes, leaving the radio button at the default means that you will receive a return copy.



Assemble Ownership Submission
Ownership Form Type 3
Submission Information
Submission Contact
Name JoeFiler
Phone 123-456-7890
E-Mail kdkjfkj@simpksf.com
Return Copy Information
Would you like a Return Copy created? Yes No
Notification Information
Notifications will automatically be sent to the Login CIK, Submission Contact and all Reporting Owner(s). Specify additional addresses below.
E-Mail
franklin.rhodes@ksjkdf.com
Add Entry
Delete Entry
Form Information (* indicates required field)
Issuer Information
CIK * 0000828912
Trading Symbol * AWI
Date Information
Date of Event Requiring Statement (MM/DD/YYYY) * 2/08/2003
Date Original Filed (MM/DD/YYYY) *
Reporting Owner(s) Information
CIK *
CCC *
Relationship to Issuer *
0000350001
market#1
Director
Officer (specify title to the right)
President and CEO
10% Owner
Other (specify to the right)
Covert Leader
Add Entry
Delete Entry
Table I -- Non-Derivative Securities Beneficially Owned

Figure 9-4: Ownership Form Type 3 Page

9.4.3 Who Can Access Return Copies

If you transmit a Test submission to EDGAR, only the Login-CIK can access both Accepted or Suspended submission requested Return Copy.

If you transmit a **Live** submission to EDGAR, only the Primary Filer CIK can access the accepted requested Return Copy. Suspended **Live** submission requested Return Copies are not available to any registrants.

If you transmit a Live module to EDGAR and want to receive a requested Return Copy of your indexed module, you must reference the Module in a test submission and activate the Return Copy check box.

9.4.4 Retrieve Return Copies

EDGAR now allows you to access your requested Return Copy using the EDGAR Filing Website.

1. Login to EDGAR.
2. Click on Retrieve/Edit Data.
3. The Retrieve/Edit Data page appears and prompts you for your CIK and CCC information.

This page verifies that you have rights to access the requested Return Copy.

4. When the Company and Submission Information Retrieval page appears, click on Retrieve Return Copies. The Return Copy Information page appears with a list of submissions associated with your CIK.


Return Copy Information
CIK: 0000350001
You will only get a return copy if you requested one in your submission. You may read and save return copies for up to 7 business days after EDGAR receives the submission.
Accession Number
Form Type
Receipt Date
Size (bytes)
0000000000-00-000035
8-K
Wed Apr 12 00:00:00 EDT 2000
3375
0000000000-00-000039
8-K
Wed Apr 12 00:00:00 EDT 2000
3377
0000350001-00-000328
8-K
Mon Apr 10 00:00:00 EDT 2000
3375
0000350001-00-000329
8-K
Tue Apr 11 00:00:00 EDT 2000
3375
0000350001-00-000330
8-K
Wed Apr 12 00:00:00 EDT 2000
3375
Wed Apr 12 00:00:00

Figure 9-5: Return Copy Information Page

5. To view a requested Return Copy, click on the [Yes] button at the bottom of the page.
6. The Return Copy Download page displays the list of accession numbers. Select an accession number and click the [Download Return Copy] button.


Return Copy Download
CIK: 0000350001
Select a Return Copy to Download:
0000000000-00-000035
0000000000-00-000039
0000350001-00-000328
0000350001-00-000329
Download Return Copy

Figure 9-6: Return Copy Download Page

The Requested Return Copy Download Confirmation page confirms the submission you want to download and advises you of the amount of time it takes to download the information.


Return Copy Download Confirmation
You chose to download the return copy for accession number 0000000000-00-000035. This file is 3375 bytes in size and may take up to 1 minute to download with a 56Kb connection. Please click on the accession number to begin downloading the return copy file.
Return to Company and Submission Information Retrieval Menu

Figure 9-7: Return Copy Download Confirmation Page

7. Click on Accession Number to continue.
8. The Return Copy page appears and displays a requested Return Copy of your submission.

Note: Requested Return Copies are stored on the EDGAR Filing Website for seven business days.

Use your browser's print feature to print the Return Copy for future reference. You can also use your browser's save feature to save the Return Copy as a HTML or text file.

9.5 Submission Information

Retrieve Submission Information allows you to verify and retrieve information about any submission in EDGAR that is associated with that login CIK. Information will be returned only for submissions where the CIK (identified in the upper left corner of the Retrieve/Edit Company and Submission Data page) is either the Filer CIK or Login CIK of the related submission.

Access to submission status information depends upon some time variables. In general, test filing information will only be available for two business days. Suspended filing information will be available for six business days. Accepted live filing information will be available for thirty business days.

9.5.1 Retrieving Submission Notification

Once you have logged into EDGAR and accessed the Company and Submission Information Retrieval page, you can access submission notifications for your CIK:

1. Click on Retrieve Submission Information. The Retrieve Submission Information page appears.


Retrieve Submission Information
Login and/or Filer CIK: 0000350001
Accession Number:
Transmission Mode:
Test
Receipt Date Range:
Today
Please note: Enter either a complete Accession Number (no wildcard characters), to look for one filing only,
or,
A combination of Transmission Mode and/or Receipt DateRange to retrieve one or more filings.
Get Information

Figure 9-8: Retrieve Submission Information Page

2. Enter query parameters for any or all of these three fields:
   - Enter the accession number of the filing you are looking for in the Accession Number field. This query screen does not accept wild card characters. To retrieve all submissions, leave the Accession Number field blank.
   - Choose the type of submission you are looking for: Test, Live, or Both from the Transmission Mode field.
   - Choose the date range of when the submission was transmitted: Today, Within 5, 10, or 30 Days from the Receipt Date Range field.
3. Click on the [Get Information] button.

EDGAR retrieves a list of submissions associated with your CIK using the criteria you entered above.

Note: If the information you enter does not retrieve any submissions, you can click on the [Back] button and enter different information.



Submission Information

Note: Live correspondence, cover letters, and company updates (COUPDAT) with a status of "DISSEMINATED" are available internally to the SEC only and are not disseminated to the public.

CIK: 0000350001

Click on an accession number to retrieve notification information for that submission.

Accession Number	Form Type	Receipt Date	Mode	Status
0000000000-00-000069	N-30D	10-Jul-2000 11:04	Live	Disseminated
0000350001-00-000393	8-K	19-Jun-2000 10:58	Live	Disseminated
0000350001-00-000394	8-K	20-Jun-2000 12:47	Live	Disseminated

Figure 9-9: Submission Information Page

When the Submission Information page appears, a list of filings displays. Click on the accession number hyperlink to retrieve the Submission Notification page. This page displays the e-mail notification that the e-mail recipients received. You can print this page for future reference using your browser's printing function.



Submission Notification

```
Subject: ACCEPTED FORM TYPE 8-K (0000350001-05-029072)
Date: 01-Jul-2005 10:17

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE
COMMISSION.

COMPANY:        JOHN DOE CO
FORM TYPE:      8-K                 NUMBER OF DOCUMENTS: 10
RECEIVED DATE: 01-Jul-2005 10:15    ACCEPTED DATE:       01-Jul-2005 10:17
FILING DATE:    01-Jul-2005 10:15
TEST FILING:    NO                  CONFIRMING COPY:     NO

ACCESSION NUMBER: 0000350001-05-029072

FILE NUMBER(S):
   1. 811-09447
```

Figure 9-10: Submission Notification Page

9.5.2 Retrieve Module/Segment Information

When you are creating a submission and want to include a reference to a module or segment, you can verify that it is residing on EDGAR by using the Retrieve Module and Segments page on the EDGAR Filing Website:

1. Login to EDGAR and access the Retrieve/Edit Company and Submission page. Refer to Volume I for details.
2. Click on Retrieve Module/Segment Information.
3. The Module/Segment Information page appears. Click on one of the two links to access the module or segment information page:
    - Retrieve Module Information
    - Retrieve Segment Information


Module/Segment Information
CIK: 0000350001
Please select one of the following options:
Retrieve Module Information
Retrieve Segment Information

Figure 9-11: Module/Segment Information Page

9.5.3 Module Information

When you access the Module Information page by clicking on Retrieve Module Information, EDGAR displays a list of all the modules currently residing on EDGAR for your CIK. The list contains the names and dates the modules were posted.


Module Information
CIK: 0000350001
Module Name
Receipt Date
TEST
18-May-1999 12:00
HTMOD5
20-May-1999 12:00
MODULE4
18-May-1999 12:00
HMODULE
21-May-1999 12:00
Would you like to delete one of these Modules?
Yes

Figure 9-12: Module Information Page

Use your browser's print function to print this list for future reference in your submission documents, or reference in the Module/Segment page of EDGARLink.

Note: You cannot view the contents of a module or segment from this page.

9.5.3.1 Deleting Modules

Because modules are stored on EDGAR indefinitely, from time to time you may need to update modules on EDGAR. To replace a module, delete the existing module, and then transmit the new module with the same name.

1. Login to EDGAR and access the Module/Segment Information page.
2. Click on Retrieve Module Information. The Module Information page appears.
3. Click on the [Yes] button at the bottom of this page to open the Delete Module page.

On the Delete Module page, a list of your modules is displayed in the Select Module to Delete list.


Delete Module
CIK: 0000350001
Select Module to Delete:
TEST
HTMOD5
MODULE4
HMODULE
Delete Module

Figure 9-13: Delete Module Page

4. Scroll down the list and select the module you want to delete by clicking on it.
5. Click on the [Delete Module] button.

The Module Delete Confirmation page appears listing the module name and confirming you want to delete the listed module from EDGAR.


Module Delete Confirmation
CIK: 0000350001
You have requested to delete the module TEST. Please confirm or cancel this request below.
Confirm Module Deletion
Cancel Changes

Figure 9-14: Module Delete Confirmation Page

6. Click on the [Confirm Module Deletion] button to delete the module.
   - Click on the [Cancel Changes] button to cancel the deletion, and return to the Company and Submission Information Retrieval page.

The Delete Module Results page appears confirming your module has been deleted. Return to the Delete Module page to remove any additional modules. Once your module has been deleted from EDGAR, you cannot restore it. You will have to prepare and resubmit the module using the Module/Segment template.


Delete Module Results
We successfully deleted the following module: TEST.

Figure 9-15: Delete Module Results Page

9.5.4 Segment Information

Because segments are stored on EDGAR for only six (6) business days, you do not need to delete them. However, you can check to verify that a segment is still residing on EDGAR:

1. Login to EDGAR and access the Module/Segment Information page, Figure 9-11: Module/Segment Information Page.
2. Click on Retrieve Segment Information. The Segment Information page appears with a list of all the segments related to your CIK.


Segment Information
CIK: 0000350001
Segment Name
Receipt Date
MySegment1
Jan 2, 2000 12:15PM
MySegment2
Jan 3, 2000 12:15PM
MySegment3
Jan 4, 2000 12:15PM
MySegment4
Jan 5, 2000 12:15PM
MySegment5
Jan 6, 2000 12:15PM
MySegment6
Jan 7, 2000 12:15PM
MySegment7
Jan 8, 2000 12:15PM

Figure 9-16: Segment Information Page

You can print this page using your browser's printing function for future reference.

This page displays the Segment Name and the Receipt Date. Remember you have six business days from the time EDGAR receives your segment to reference it in your submission. If you do not use the segment within six business days, you will have to resubmit it.

9.6 Getting Help with the Content of Filings or Exemptions/Adjustments

For general fee information, contact our Fee Account Services Branch in the Office of Financial Management at (202) 551-8989.

For non-technical filing questions including filing content, hardship exemption requests, and filing date adjustments, contact the EDGAR Support Staff in the Divisions of Corporation Finance or Investment Management during normal business hours 9:00 a.m. to 5:30 p.m., Eastern time.

If you need help with Corporation Finance filings, contact the Office of EDGAR and Information Analysis in the Division of Corporation Finance at (202) 551-3600.

If you need help with investment company filings (except Form N-SAR or 24F-2), contact the Division of Investment Management at (202) 551-6989.

If you need help with Form N-SAR or Form 24F-2, contact the Division of Investment Management at (202) 551-6703.

If you need help with Public Utility Holding Company Act filings, contact the Office of Public Utility Regulation, Division of Investment Management at (202) 551-6927.

9.6.1 Viewing Submission Status

Filers may access the EDGAR Filing Website to check on the status of their submissions; see Section 9.5 Submission Information. You may still choose to use e-mail for your submission confirmation, but EDGAR has added this alternate method for getting information on your submission status. You will be permitted to view only the status of submissions that you have submitted.

9.6.2 Downloading Return Copies

Requested Return Copies can be downloaded from the EDGAR Filing Website. See Section 9.4 Return Copy Support.

9.6.3 Where to Send Paper Filings

Official filings made in paper as a result of a hardship exemption should be accompanied by Form TH and mailed to the following address:

Headquarters Location
US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

APPENDIX A. Messages Reported by EDGAR

A.1 Introduction

EDGAR generates and sends either acceptance or suspense messages to you after your submission has been received. Either type of message may contain notices of discrepancies or inconsistencies in the submission. Those notices are reported as warnings or errors. Errors cause a submission to be suspended, but warnings do not.

After EDGAR generates a suspense message, you must correct and/or resubmit the submission before we can accept it.

Notes:

(1) In some cases, EDGAR may replace an unrecognizable character in your submission with a circumflex (^).

(2) Some discrepancies may generate either a warning or an error message depending upon the tag or value involved.

(3) If you use the submission or document validation option to check a filing before submitting it to us, you will receive the same similar messages as those received from EDGAR.

(4) The term "tag" actually means "field."

This appendix contains the following:

- Examples of acceptance and suspense messages.
- Examples of errors and warnings reported in acceptance and suspense messages, and the accompanying messages that are generated.
- An alphabetical listing of error/warning messages, with explanations and suggested solutions.

A.2 Example of Acceptance Message for Official Filings Returned via the Internet:

```
FROM:     EDGAR POSTMASTER [EDGARPOST1]
TO:       jsmith@xyz.com
DATE:     10-Jan-2003 10:48
SUBJECT:  ACCEPTED FORM TYPE 10-K   (1010101010-99-010051)
MSG ID:   97349-56392
THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND
EXCHANGE COMMISSION:

COMPANY:  HI TECH PHARMACAL CO INC
FORM TYPE:     4                 NUMBER OF DOCUMENTS: 3
RECEIVED DATE: 10-Jan-2003 10:48 ACCEPTED DATE: 10-Jan-2003 10:48
FILING DATE:   10-Jan-2003 10:48
TEST FILING: NO                  CONFIRMING COPY: NO

ACCESSION NUMBER:  1010101010-03-010051
FILE NUMBER(S):
1. 000-20424

THE PASSWORD FOR LOGIN CIK 1010101010 WILL EXPIRE 31-DEC-2003
PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REPORTING-OWNER(S):

   1. CIK:              0000887497
      OWNER:      BLACK, JOE
      FORM TYPE:   4
      FILE NUMBER(S):
         1. 000-20424

ISSUER:

   2. CIK:              0001186838
      COMPANY:          HI TECH PHARMACAL CO INC
------------------------------ NOTICE ---------------------------------

{Adhoc Notification message}
```

A.3 Example of Suspense Message:

```
FROM:     EDGAR POSTMASTER [EDGARPOST1]
TO:       TESTER01
DATE:     8-JAN-2003  10:54
SUBJECT:  SUSPENDED FORM TYPE 4     (0000950136-03-000028)
MSG ID:   13359-36894
THE FOLLOWING SUBMISSION HAS BEEN SUSPENDED BY THE U.S. SECURITIES AND
EXCHANGE COMMISSION:

FORM TYPE: 4                     NUMBER OF DOCUMENTS: 1
RECEIVED DATE:8-JAN 2003 10:18 SUSPENDED DATE: 8-JAN-2003 10:19
TEST FILING: NO                  CONFIRMING COPY: NO
ACCESSION NUMBER:  0000950136-03-000028
FILE NUMBER(S):
1. NONE.
THE PASSWORD FOR LOGIN CIK 0000123567 WILL EXPIRE 01-FEB-2003 00:00.
THIS SUBMISSION MUST BE RE-TRANSMITTED IN ITS ENTIRETY.

ERR:    TAG_VALUE_MISSING_OR_INVALID
MSG:    Value for IssuerCIK is missing or invalid 0101010101.
LOC:    LINE NUMBER: 0

------------------------------ NOTICE ---------------------------------

{Adhoc Notification message}
```

A.4 Explanation of Error Messages

EDGAR will list each error in the order in which it was encountered in processing. Some error conditions may generate more than one error.

You will receive an error message, via the Internet address you have provided, in the following format:

ERR: DUPLICATE_FILER
(This is EDGAR's internal error message name for the error condition.)
MSG: FILER_CIK (VALUE) IS DUPLICATED
(This message describes the error.)

Note: If the same error occurs repeatedly in a filing, not all of the errors will be reported. For example, if the filing has exceeded the reporting limit for the number of invalid characters in a filing, only the first 10 occurrences will be reported.

LOC: This portion of the message helps you identify the line number associated with the error. The position of the error (character count) helps you move directly to the error location so that you may easily repair the error.

For example, the LOC section of the error message could be:

```
LINE NUMBER:  30
```

This appendix lists the Error Message names in alphabetical order.

The "ERR" or "WRN" and "MSG" sections of an error-check message are repeated in the List of Errors. We have included the following two additional information categories in this list:

DESCRIPTION OF ERROR:	This is a more detailed description of the problem that caused the error and may explain why the filing was not accepted.
SOLUTION:	This section of the message makes some suggestions for correcting the error.

Note: Some error messages can be used for more than one tag field or error. In each error message that can apply to multiple tags, the term <tag> or field is used. The error message, which is in EDGARLink and received from the Internet, indicates the actual tag that caused the error.

An example of an error message that could be used for more than one tag could be:

ERR: REQUIRED_TAG_MISSING

MSG: Required <CIK> tag is missing.

When you find "REQUIRED_TAG_MISSING" in the List of Errors, the message reads:

MSG: Required <value> tag is missing.

Since many tags are required for acceptance, not every possible message is listed here. The EDGARLink or Internet message specifies exactly which required tag is missing.

Similarly, a tag's value may be noted in the error message received from the Internet or EDGARLink. In the listing of errors in the manual, however, the message will have the tag value in parentheses (value). The Internet error message will show the actual value that was inserted. For example, if the correct CIK is 0000456789 and you entered 0000466789 after the <CIK> tag, the error message will read:

```
ERR:  INCONSISTENT_TAG_VALUE
MSG:  <CCC> value is inconsistent with <CIK> (0000466789).
```

For the previous error, the message in this appendix will be:

```
MSG:  <TAG> value is inconsistent <CIK> (value).
```

Although EDGARLink and EDGAR have been designed to find as many errors as possible, certain types of submission errors will halt processing so that subsequent errors cannot be detected. For example, when the system does not recognize a submission type, the filing requirements cannot be checked. Under such conditions, you will receive the message, "May contain other errors."

A.5 List of Errors and Warnings

Note: Errors [ERR] will cause a filing to be suspended; warnings [WRN] will not.

WRN:	**ACCEPT_WITH_ERROR**
MSG:	Previous error(s) ignored for continued processing. Submission has been accepted with the listed errors.
DESCRIPTION OF WARNING:	This warning is associated with our processing of the filing.
SOLUTION:	This warning will not cause suspension of your submission. No action is required.

ERR:	**ACTIVE_CONTENT_NOT_ALLOWED**
MSG:	Active content found within HTML document (DOCUMENT_TYPE): (value).
DESCRIPTION OF ERROR:	A script, or other active content, was embedded in an HTML document that was attached to the EDGAR filing.
SOLUTION:	Remove any scripts from HTML document(s) before submitting the filing to EDGAR.

WRN:	**BAD_MAILING_ADDRESS**
MSG:	The mailing address for CIK (value) is incomplete or invalid.
DESCRIPTION OF WARNING:	The mailing address for the CIK is either missing key data (street1, city, state, or zip) or has all the key data but the address is invalid.
SOLUTION:	This WARNING will not prevent the submission from processing successfully. However, you should update the mailing address for the reported CIK.

ERR:	**BEGIN_TAG_MISSING**
MSG:	In (value): the (value) end tag has no corresponding begin tag.
DESCRIPTION OF ERROR:	Your submission document has a beginning tag missing, i.e., <MODULE> or <HTML>.
SOLUTION:	Insert the missing tag, re-enclose the document, and retransmit your submission.

ERR:	**CANNOT_VALIDATE_DOCUMENT**
MSG:	Document (value) has a (value) of (value), so it will not be validated.
DESCRIPTION OF ERROR:	Your submission document cannot be validated because it is a graphic.
SOLUTION:	Turn off the **Validation** check box in EDGARLink and retransmit your submission.

ERR:	**DOC_NAME_TYPE_MISMATCH**
MSG:	Document (value) cannot have a type of (value).
DESCRIPTION OF ERROR:	One of the documents in your submission has a missing file name type, incorrect extension, invalid Type 1 module or segment, or incorrect file type.
SOLUTION:	Correct the submission document and retransmit.

WRN:	**DOCUMENT_DELETED**
MSG:	The PDF document (value) was removed from the submission since it contains invalid content.
DESCRIPTION OF WARNING:	The unofficial PDF document contains an invalid tag and was removed from the submission.
SOLUTION:	The submission will not be suspended if this is the only error.

ERR:	**DUPLICATE_FOOTNOTE_ID**
MSG:	Footnote ID of "(value)" is used to identify more than one footnote in the <footnotes> section.
DESCRIPTION OF ERROR:	Attempted to create more than one footnote with the same ID.
SOLUTION:	Remove the duplicate ID and resubmit.

ERR:	**DUPLICATE_FOOTNOTE_REFERENCE**
MSG:	The (value) references footnote (value) more than once.
DESCRIPTION OF ERROR:	An entry in either the Derivative or Non-Derivative table references the same footnote ID more than once.
SOLUTION:	Remove the duplicate reference and resubmit.

ERR or WRN:	**EMPTY_DOCUMENT**
MSG:	Document (value) in Submission of type (value) is empty.
DESCRIPTION	The document indicated contains only white space.
SOLUTION:	Open the template that was submitted and view the attached documents.

ERR:	**END_TAG_MISSING**
MSG:	In (value): the (value) begin tag has no corresponding end tag.
DESCRIPTION OF ERROR:	Your submission document has an end tag missing, i.e., </MODULE> or </HTML>.
SOLUTION:	Insert the missing tag, re-enclose the document, and retransmit your submission.

ERR:	**ILLEGAL_LINK_TO_PRIVATE_DOCUMENT**
MSG:	In (value): contains an illegal link to the private document (value).
DESCRIPTION OF ERROR:	You have a Private document that has a link from a Public HTML document. All link references from within an HTML document must match the designated Filenames of the referenced documents. Private documents may not be linked. Any link within an HTML document that does not meet this standard will cause EDGAR to issue this error.
SOLUTION:	Please name all of your attached documents that are referenced by links within an HTML document. Do not link to Private documents. You must use only SEC-approved Filenames for your referenced documents

ERR:	**ILLEGAL_MODSEG_REFERENCE**
MSG:	In (value): Submission Type (value) does not support the inclusion of a Type 1 (value) reference within an ASCII document. This document references a (value) named (value).
DESCRIPTION OF ERROR:	Your submission references a module or segment that does not exist, or the module or segment name does not conform, or the submission type does not permit the use of modules and segments.
SOLUTION:	Verify that the submission type allows module or segment references. If it does, correct the reference and resubmit. If not, remove the references and resubmit.

ERR:	**INCONSISTENT_TAG_VALUE**
MSG:	The (value) is inconsistent with (value) (value).
DESCRIPTION OF ERROR:	Either the CIK or the CCC is invalid.
SOLUTION:	Check your records and correct the inconsistent value.

ERR:	**INVALID_ASCII_TAG**
MSG:	In (value): found an invalid ASCII tag (value).
DESCRIPTION OF ERROR:	Your submission document contains invalid ASCII characters.
SOLUTION:	Remove the invalid character, re-enclose, and retransmit your submission.

ERR:	**INVALID_CHARACTER**
MSG:	In (value): found an invalid ASCII code (value).
DESCRIPTION OF ERROR:	Your submission contains an invalid ASCII character.
SOLUTION:	If you receive many messages regarding invalid characters, you may have submitted a word processing document that you did not first convert to ASCII or HTML. In this case, convert the filing to ASCII or HTML and submit the ASCII or HTML version. If you receive such messages after having submitted an ASCII or HTML graphic version of the filing, your word processing software may have made an incomplete translation to ASCII or HTML. You must remove the additional codes individually. The software's "search and replace" feature may help you to locate errors. If you receive only a few such messages, remove the invalid character(s) individually and re-submit the filing. If you cannot "see" the error, it may be a code that cannot be displayed on your PC screen. You may be able to correct the filing by deleting and inserting a space at the location indicated. If you receive only a few such messages and correction of this document would represent an unreasonable burden, call Filer Support to explore whether replacement of the invalid characters with a circumflex (^) destroys the readability of the document.

ERR:	**INVALID_EXTERNAL_REFERENCE**
MSG:	In (value): improper external reference (value).
DESCRIPTION OF ERROR:	An invalid external reference was embedded in an HTML document that was attached to your EDGAR filing. You may only reference documents that are also contained within your submission or you may reference a previously submitted filing on the *http://www.sec.gov/Archives* website. Module and Segment documents cannot contain HTML external (graphic) references. Also, attached documents cannot have duplicate names.
SOLUTION:	Remove or correct any external graphic references from the HTML document(s) before submitting your filing to EDGAR.

ERR:	**INVALID_FOOTNOTE_ID**
MSG:	Footnote ID of "(value)" in (value) is invalid. Correct format is an "F" followed by an integer from 1 to 99.
DESCRIPTION OF ERROR:	A provided footnote ID does not conform to the proper format.
SOLUTION:	Correct the footnote ID and resubmit.

ERR:	**INVALID_FOOTNOTE_REFERENCE**
MSG:	The (value) references Footnote (value), which does not exist.
DESCRIPTION OF ERROR:	An element references a non-existent footnote.
SOLUTION:	Repair the footnote discrepancy and resubmit.

ERR:	**INVALID_HTML_TAG**
MSG:	An invalid HTML tag was found within the HTML document (DOCUMENT_TYPE): (VALUE).
DESCRIPTION OF ERROR:	All tags within an HTML document must conform to the HTML 3.2 tag subset that is acceptable by EDGAR. Any tag within an HTML document that does not conform to this standard will cause EDGAR to issue this error.
SOLUTION:	Within an HTML document, you must use only the SEC-approved set of HTML 3.2 tags.

ERR:	**INVALID_NESTED_TAG**
MSG:	In (value): the (value) tag must be nested inside a (value) tag nest.
DESCRIPTION OF ERROR:	Your submission document contains nested tags that are not structured correctly, i.e., Type 1 Module nested tags.
SOLUTION:	Correct the nested tag structure, re-enclose the document, and retransmit your submission.

ERR:	**INVALID_OBJECT_COUNT**
MSG:	Invalid number of correctly specified (value) objects. Provided: (value); Minimum Allowed: (value); Maximum Allowed: (value).
DESCRIPTION OF ERROR:	The number of occurrences for a particular XML element is outside its allowable range. For example, you can have from 1 to 10 <reportingOwner> elements. If you have none or more than 10, you will get this error.
SOLUTION:	Repair the discrepancy and resubmit.

ERR:	**INVALID_PDF_TAG**
MSG:	In (value): found an invalid PDF tag (value).
DESCRIPTION OF ERROR:	No PDF tags that support active content, external references, or scripts are allowed in unofficial PDF attachments. EDGAR will remove the unofficial document from the filing before dissemination.
SOLUTION:	Remove the non-supported tags and associated content.

ERR:	**INVALID_UNOFFICIAL_PDF**
MSG:	An unofficial PDF document (value) must follow an official ASCII or HTML version associated with an official document.
DESCRIPTION OF ERROR:	A PDF document is considered unofficial and may only be included as a supplemental, duplicate attachment of another document within the filing. An official ASCII or HTML version of the document must precede the PDF version within the filing. A PDF document cannot be submitted without an official ASCII or HTML version accompanying it.
SOLUTION:	You must include an official ASCII version of the document in the submitted filing and attach it before the unofficial PDF version.

ERR:	**INVALID_SUBMISSION_TYPE**
MSG:	Receipt Server does not process XML submission of type: (value).
DESCRIPTION OF ERROR:	Submission type provided in the XML submission file is not valid.
SOLUTION:	Fix the submission type and resubmit.

ERR:	**MULTIPLE_HTML_TAG_NESTS**
MSG:	In (value): a single HTML document may not contain multiple <HTML> tags.
DESCRIPTION OF ERROR:	Your submission document contains more than one <HTML> </HTML> tag combination.
SOLUTION:	Remove the additional HTML tags, re-enclose the document, and retransmit your submission.

ERR:	**NATIONAL_EXCHANGE_CIK**
MSG:	Subject Company CIK <CIK> is a National Exchange. This entity is invalid for submission type <25-NSE / 25-NSE/A>.
DESCRIPTION OF ERROR:	This error appears for a Form 25-NSE electronic submission if the subject company CIK is one of the national exchange CIKs.
SOLUTION:	Use the correct subject company CIK and resubmit.

ERR:	**NATIONAL_EXCHANGE_CIK**
MSG:	Filed by CIK <CIK> is not a National Exchange. This entity is invalid for submission type <25-NSE / 25-NSE/A>.
DESCRIPTION OF ERROR:	This error appears for a Form 25-NSE electronic submission if the filed by CIK is not one of the national exchange CIKs.
SOLUTION:	Use the correct filed by CIK and resubmit.

ERR:	**NESTED_TABLES_NOT_ALLOWED**
MSG:	In (value): nested tables are not allowed.
DESCRIPTION OF ERROR:	Your HTML submission document contains a nested table.
SOLUTION:	Correct the HTML submission document, re-enclose the document, and retransmit your submission.

ERR:	**NONCONFORMING_XML_FILE**
MSG:	Receipt Server encountered a nonconforming XML submission file: (value). The XML Parser treats this as a FATAL error. The submission cannot be processed.
DESCRIPTION OF ERROR:	The XML submission file contains an error that prevents the XML parser from completing.
SOLUTION:	Fix the submission file and resubmit.

ERR:	**NONCONFORMING_XML_FILE**
MSG:	Receipt Server encountered a nonconforming XML primary document: (value). The XML Parser treats this as a FATAL error. Processing halted at this point.
DESCRIPTION OF ERROR:	The XML primary document contains an error that prevents the XML parser from completing.
SOLUTION:	Fix the primary document and resubmit.

ERR:	**NO_REPORTING_OWNER_RELATIONSHIP**
MSG:	Reporting Owner (value) must have at least one Relationship value specified.
DESCRIPTION OF ERROR:	A Reporting Owner must have at least one Relationship (Director, Officer, 10 percent Owner, or Other) specified.
SOLUTION:	Specify at least one relationship for the Reporting Owner and resubmit.

ERR:	**NO_VALID_DOCUMENT**
MSG:	(Value) submission does not include a valid document specification.
DESCRIPTION OF ERROR:	Your submission is missing a valid document.
SOLUTION:	Check submission document's validity and retransmit.

ERR:	**NO_VALID_PRIMARY_DOCUMENT**
MSG:	Submission does not have a valid primary document.
DESCRIPTION OF ERROR:	The primary submission document is not valid.
SOLUTION:	Correct the submission document and retransmit your submission.

ERR:	**REGULATED_ENTITY_CIK**
MSG:	(value) CIK (value) belongs to a Regulated Entity. This entity cannot file electronically.
DESCRIPTION OF ERROR:	For an electronic submission, the primary filer or a coregistrant is a Regulated Entity. This is not permitted.
SOLUTION:	Resubmit the electronic submission with CIKs that do not belong to Regulated Entities.

ERR OR WRN	**REQUIRED_TAG_MISSING**
MSG:	Required <tag> tag is missing.
DESCRIPTION OF ERROR OR WARNING:	The indicated tag was not found, but is required for acceptance.
SOLUTION:	Add the required tag.

ERR:	**SUBMISSION_SUSPEND**
MSG:	The submission has been suspended due to previously encountered errors.
DESCRIPTION OF ERROR:	An analyst is suspending this submission from the A&R Workstation.
SOLUTION:	N/A.

WRN:	**TAG_NOT_REPEATABLE**
MSG:	(Value) tag is duplicated.
DESCRIPTION OF WARNING:	The submission file has multiple data values in a field (XFDL tag) that is only permitted to have a single value.
SOLUTION:	The submission will not be suspended for this. To correct this, the filer needs to delete all but one value for the field.

ERR or WRN:	**TAG_VALUE_MISSING_OR_INVALID**
MSG:	Value for (value) is missing or invalid (value).
DESCRIPTION OF ERROR OR WARNING:	The value for the (value) specified is incorrect or missing. Common occurrences of this error include incorrect coding or omitting the value for the <TYPE>, <CIK>, <FILE-NUMBER>, <PERIOD>, or <ACT> tags when these tags are required for the filing. This error will appear as a warning when the value following an optional tag is missing or invalid or when the value following a tag within a document is missing or invalid.
SOLUTION:	Insert or correct the tag value. You must re-submit the corrected filing in its entirety.

ERR:	**TEXT_EXCEEDS_80_CHARACTERS**
MSG:	In (value): a text line exceeds 80 characters.
DESCRIPTION OF ERROR:	Your submission document contains text that is wider than 80 characters.
SOLUTION:	Reduce the width of your document, re-enclose, and retransmit your submission.

ERR:	**TEXT_EXCEEDS_132_CHARACTERS**
MSG:	In (value): a text line exceeds 132 characters
DESCRIPTION OF ERROR:	Your submission document contains a table wider than 132 characters.
SOLUTION:	Reduce the width of the table, re-enclose, and retransmit your submission.

ERR:	**TOO_FEW_S_AND/OR_C_TAGS**
MSG:	In (value): a TABLE section has less than two <S> and/or <C> tags.
DESCRIPTION OF ERROR:	Your HTML submission document has a table that is incorrectly designed.
SOLUTION:	Correct the table structure, re-enclose the document, and retransmit your submission.

ERR:	**TOO_MANY_DOCUMENTS**
MSG:	(value) submission has (value) (value) documents exceeding the allowable limit of (value).
DESCRIPTION OF ERROR:	Submission contains too many documents of a particular type.
SOLUTION:	Remove the extra documents from the submission and resubmit.

ERR:	**TRAINING_CIK**
MSG:	Value for (value) is assigned to Training Agent (value).
DESCRIPTION OF ERROR:	The submission was designated as LIVE but one of the registrants is a Training Agent.
SOLUTION:	Change the submission to TEST or remove the Training Agent as a registrant and then resubmit.

ERR:	**UNREADABLE_SUBMISSION_FILE**
MSG:	Receipt Server cannot read submission file: (value).
DESCRIPTION OF ERROR:	This error is generated for an unprocessable submission.
SOLUTION:	Check that you compiled your submission correctly and that you have the latest EDGARLink software and templates.

ERR:	**UNRECOGNIZED_XML_FILE**
MSG:	Receipt Server could not determine submission type of XML file: (value).
DESCRIPTION OF ERROR:	Submission type element could not be located in the XML file.
SOLUTION:	Fix the file and resubmit. This is mostly likely the case of a non-XML file being named with an '.xml' extension.

ERR:	**UNREFERENCED_FOOTNOTE**
MSG:	Footnote (value) is never referenced.
DESCRIPTION OF ERROR:	An XML document contains a field that references a footnote that is not included in the document.
SOLUTION:	Repair the footnote discrepancy and resubmit.

ERR:	**UNREFERENCED_GRAPHIC_DOCUMENT**
MSG:	In (value): this graphic document must be referenced by an HTML <IMG> link.
DESCRIPTION OF ERROR:	A graphics (**.jpg** or **.gif**) document included in the submission as either a document or a referenced module or segment must be referenced via an HTML link.
SOLUTION:	Either reference the graphic document via an HTML link or remove the graphics document from the submission and resubmit.

ERR:	**UNRESOLVED_HTML_LINK**
MSG:	In (value): contains an unresolved link to (value).
DESCRIPTION OF ERROR:	All link references from within an HTML document must match the designated Filenames of the referenced documents. Any link within an HTML document that does not meet this standard will cause EDGAR to issue this error.
SOLUTION:	Please name all of your attached documents that are referenced by links within an HTML document. You must use only SEC-approved Filenames for your referenced documents

WRN:	**UNSUPPORTED_PDF**
MSG:	Online submission of type (value) does not allow the inclusion of a PDF document. The document (value) was removed from the submission.
DESCRIPTION OF WARNING:	The Online submission types do not allow the inclusion of PDF documents.
SOLUTION:	Do not include PDF documents in future submissions of Online types.

ERR:	**XML_SCHEMA_VIOLATION**
MSG:	Document (value) has an XML Schema Violation: (value).
DESCRIPTION OF ERROR:	The XML submission file or primary document does not conform to the applicable XML SCHEMA definition.
SOLUTION:	Correct the SCHEMA violation and resubmit.

APPENDIX B. Frequently Asked Questions

The Filer Support Staff in the Office of Filer Information Services helps filers with general filing and technical information or assistance. You can reach Filer Support Staff during the hours of 7:00 a.m. to 7:00 p.m. on business days. The phone number is (202) 551-8900. Many of the questions that Filer Support staff answer daily involve similar issues. We have summarized the most frequently asked questions and their answers in this section. Please review this section before calling Filer Support.

Questions	Answers
How do I reach the EDGAR Filing Website?	You can reach this site by using the EDGAR Filing Website URL, which is *https://www.edgarfiling.sec.gov*. Please bookmark this site the next time you visit it.
How do I reach the EDGAR Filer Management Website?	You can reach this site by using the EDGAR Filer Management Website URL, which is *https://www.filermanagement.edgarfiling.sec.gov*. Please bookmark this site the next time you visit it.
Which Web browser shall I use?	We recommend using one of the industry standard Web browsers, either Microsoft Internet Explorer 5.0 or later, or Netscape 7.0 or later. At this time, EDGAR does not support other browsers, including Netscape 6.0 and AOL.
Why may filing agents have more than one CIK?	Filing agents may have several CIKs for accounting and management purposes. For example, a filing agent may use a different CIK for each operating office, each industry group, or for certain categories of filers on whose behalf they make an SEC filing(s). However, the filing agent must use a separate and distinct CIK for any filing(s) they make on their own behalf.
What happens if I submit a filing by mistake?	This could be a very serious problem if the filing does not contain errors that would cause EDGAR to suspend the filing. Once EDGAR accepts a public filing, it is immediately disseminated. We cannot intercept a filing after its acceptance and prevent its dissemination, nor can we retrieve the filing.

Questions	Answers
How quickly can I determine whether my filing was accepted?	The quickest way for you to find out if your filing was accepted or suspended is to use the EDGAR Filing Website. You can also read the messages EDGAR will send to your Internet e-mail address.
How do I use digital signatures?	Digital signatures increase the privacy protection of your documents when you transmit your submission over the Internet. You may attach a digital signature to your submission by clicking on the "Signature" bar and following the instructions.
How do I name my attached documents for filings sent via the EDGAR Filing Website?	All document file names must be in lower case and no longer than 32 characters in length. The names must start with a (a-z) character and may contain (a-z) characters and (0-9) characters. File names may contain one '.', one '-', and one '_' character. File names must end with ***.htm**, ***.txt**, ***.pdf**, ***.fil**, ***.jpg**, ***.gif, *.xsd, or *.xml** extensions.
How do I check the status of a submission?	You can check the status of filings using the EDGAR Filing Website. Once you have logged into EDGAR and accessed the Company and Submission Information Retrieval page, you can access submission information for your CIK. You must provide the CCC for the Login CIK or the Primary Filer/Filed-By CIK before you can access any submission information.
How do I verify my EDGARLink version?	You can download updates to the EDGARLink software and submission or module templates as they become available from the EDGAR Filing Website. If cookies are enabled on your browser, the EDGAR Filing Website verifies the template version. If you are using the latest version of the template, the EDGAR Filing Website notifies you that you have already downloaded the template. When new versions of the templates are available, a notice will be posted on the EDGAR Welcome page.
How do N-SAR software and EDGARLink interact?	We produced the N-SAR software for the Division of Investment Management to help you prepare and submit your N-SAR reports. You must use the N-SAR PC application version 6.1.a to prepare your document, answer.fil. Once created, N-SAR documents can also be added to a submission using EDGARLink, the software provided to EDGAR filers in EDGAR. They can then be transmitted to us using the Internet, direct dial protocol, or leased line.

Questions	Answers
How do I prepare and transmit my N-SAR?	EDGAR has not changed the process of creating N-SAR documents. You must continue to use the N-SAR version 6.1.a to prepare your **answer.fil** document. After creating your **answer.fil** document, use EDGARLink and submission template 3 to assemble your N-SAR submission. Then access the EDGAR Filing Website and transmit your N-SAR submission to EDGAR.
Why am I unable to attach the **Answer.fil** that is generated by the N-SAR application to my submission?	During any file save operation, the DOS operating system (or a DOS window under Windows) will always convert the initial letter (or all of the letters) of the file name to uppercase. For example, **answer.fil** becomes **Answer.fil** when initially created and saved by the N-SAR application. This capitalization was incorporated into various Microsoft operating systems by design. Since EDGARLink does not accept any capital letters within a file name, you must rename your **Answer.fil** (or **ANSWER.FIL**) to **answer.fil** before attaching it to your N-SAR submission.
Can I submit my filing in PDF format?	You may submit the PDF version of your filing as an unofficial document attachment to the assembled submission. EDGAR must receive all official documents in either ASCII/SGML format or HTML format (with optional JPG or GIF Graphic support files) or the submission will be suspended.
How do I view an assembled submission or individual document prior to transmitting it to the SEC?	You may view an individual document by selecting "View Document" on Page 2 of the submission template. We recognize a need for filers to view or print a submission in its entirety prior to transmission, but given the variety of document formats (ASCII, HTML, JPG, GIF, PDF, etc.) that are supported, this functionality is not likely to be incorporated into EDGARLink.
How do I name modules/segments with the EDGARLink software?	You should submit modules/segments (via Template 5) using uppercase letters and numerals. You should subsequently reference these modules and segments in the same uppercase format as initially submitted. A module/segment can be used either as a Type 1 reference within a document or as a Type 2 reference listed on Page 4 in Templates 1-4.
Should I close all applications, including my browser session, when installing EDGARLink?	Yes, close all applications before activating the EDGARLink InstallShield install program after download. Internal conflicts during install may occur if one or more applications (i.e., mail, browser sessions, etc) are active. Low end PCs

Questions	Answers
	(Pentium 160Mhz or lower and only 32MB RAM) may experience poor install and Template Viewer performance too.
Why are N-SAR documents not validated when I select document validation on Page 2 or Submission Validation on Page 1?	N-SAR documents are validated only as valid ASCII documents. All N-SAR content is validated within the N-SAR application before the **answer.fil** document is created.
Why does my browser connection fail during large file transfers to the FWS?	The browser may not allocate enough cache for the current transmission. You may need to make more cache available to the browser (the recommended minimum is 20MB) before transmitting large filings to EDGAR.
Can I download my Return Copy more than once?	Return Copies are available for seven (7) business days. During that time, you can download more than once.
Why can I not delete any "list" items (including SROS and Notify-Internet fields) from the EDGARLink templates?	There is no "Delete" button for these options due to software (COTS) limitations; however, you can "blank out" these fields when you wish to "delete" this information.
Why does EDGARLink generate the error message "Cannot Perform Validation - Select at least one HTML, PDF, or ASCII document before proceeding" when performing a document validation?	You must select the "Validation" check box for at least one document before performing a document validation. The flag is located on the far right of Page 2 for each document attached. You may need to scroll your window to the right to see the Validation flag. Depending on screen size, it may not be immediately viewable from the default screen.
In what order shall I attach documents when assembling a submission using EDGARLink?	For optimum results, documents should be selected in the following order: 1. Primary Document (8-K, 10-Q, S-1, etc.) 2. Supporting Official Documents (exhibits, cover, etc.) 3. Graphics (if any) 4. Unofficial PDF Documents (if any) If you follow this ordering scheme and format your documents correctly, EDGAR should encounter minimal anomalies during acceptance/dissemination of your submission.

Questions	Answers
What happens if I do not install the latest release of EDGARLink?	EDGAR will process any submission created using EDGARLink software and submission templates. However, it is recommended that you download any updates to the submission templates and software as soon as they become available to ensure that submissions will be processed successfully. We will announce all updates to any EDGARLink configuration item on the EDGAR Filing Website Welcome page. Software and template updates may include the addition of new submission types, corrections to existing issues, and improvements in processing efficiency. It is very important that you download the latest EDGARLink software and templates together. If we release the software and templates together, as we did with in previous Releases, 7.5, 7.5.b, 8.0, and 8.2, the new templates will probably not be compatible with the older EDGARLink software.
Why does the background color on EDGARLink change after viewing and closing the Submission Validation windows?	This problem may be resolved by refreshing the Submission Validation window or by setting the Color Palette on the Desktop to "True Color."
How can I verify if EDGARLink is installed properly?	An Integrity Checker program, known as EDGARVerify, is included with EDGARLink. The EDGARVerify program will verify that all critical files for the Template Viewer, JRE, and template functionality are in place and not corrupt. As an example, all relevant files under the following install directories are specifically verified: **C:\Program Files\EDGAR** **C:\Program Files\PureEdge\Viewer 6.0** **C:\Program Files\Java\j2re1.4.1_03** EDGARVerify will notify you if there is any file missing or different. EDGARVerify can operate on most Windows platforms (including 98, 2000, NT, and XP). It will also verify critical Template Viewer or JRE files that have been installed in another drive than the C: drive. EDGARVerify creates two log files (identified in the **readme.txt** file) after it detects an anomaly. You should have these two log files available for inspection by SEC Filer Technical Support so they may assist you, if you are unable to correct the problem yourself.

Questions	Answers
How will I know if you have changed the EDGARLink software or the Filer Manual?	The EDGAR Filing Website will notify you of upgrades to the software and templates. If it has changed, you should download the updated software version. We will post a current version of the Filer Manual on the SEC's Public Website (*http://www.sec.gov/info/edgar.shtml*). Because we provide the updated Filer Manual in electronic format on the website, you can download the complete document and print the entire manual or specific chapters. We will also provide Filer Manual updates through the Public Reference Rooms. Please note that there may be an associated fee for updates retrieved through the Public Reference Rooms.
Where do I find the Form ID?	You must apply for EDGAR access electronically using the EDGAR Filer Management Website at the following address: https://www.filermanagement.edgarfiling.sec.gov. Use the following website to find the Form ID: www.sec.gov/divisions/corpfin/forms/id.htm. However, a paper Form ID will not be accepted.
Why do strikeouts appear in my document on the SEC's Public Website?	This is a browser issue and only appears in documents viewed using the Internet Explorer browser. Make sure you are viewing the correct format of the document submitted. The HTML filter used to display filings submitted in html will interpret the internal stub tag <s> as the html strikeout code if the tag appears within approximately 30 lines from the top of a document. For suggestions contact Filer Technical Support (202-551-8900).

APPENDIX C. EDGAR Submission Templates

C.1 Introduction

This appendix lists all electronic submission types supported by the SEC and EDGAR. See APPENDIX A, Messages Reported by EDGAR, for more information about EDGAR electronic submission types. A submission type may be downloaded as part of a submission types template. You can click on the appropriate template in order to download that template. Each template supports various submission types with similar data field requirements. This appendix identifies the EDGAR templates you must use in order to obtain the submission type you need. Currently there are six templates that support the entire set of electronic submission types.

C.2 How This Appendix is Organized

Data fields are categorized by the following codes:

Code:	Status:
1	Required
2	Required when applicable
3	At least one required (from a group of four options)
4	Optional
5	Required and to be only used for confirming copies (i.e., for electronic submissions which are copies of official filings made in paper under a hardship exemption)

These category numbers are represented in **bold** and placed before each data field listed for each particular submission type in this appendix.

C.2.1 Data Fields Required for all Submission Types

You must enter appropriate data in the following data fields in all submission types:

```
TYPE     [VALUE]
SROS     [VALUE]
FILER
   CIK   [VALUE]
   CCC   [VALUE]
```

You should mark the CONFIRMING-COPY field only if you want to submit an electronic copy of an official filing that you previously made in paper pursuant to a hardship exemption.

You are required to enter data in the SROS field except where noted in the examples shown in this appendix. Although the SROS field is generally required, note that "None" is an allowable value. See Self-Regulatory Organization (SROS) for a complete listing of allowable SROS values.

C.2.1.1 Submission Types Found in Template 1

24F-2NT
24F-2NT/A
424B1
424B2
424B3
424B4
424B5
424B7
424B8
487
AW WD
F-1
F-1/A
F-10
F-10/A
F-10EF
F-10POS
F-1MEF
F-2*
F-2/A*
F-2D*
F-2DPOS*
F-2MEF*
F-3
F-3/A
F-3ASR
F-3D
F-3DPOS
F-3MEF
F-4
F-4 POS
F-4/A
F-4EF
F-4EF/A
F-4MEF
F-6
F-6 POS
F-6/A
F-6EF
F-7
F-7 POS
F-7/A
F-8
F-8 POS
F-8/A
F-80
F-80/A
F-80POS
F-9
F-9 POS
F-9/A
F-9EF
N-1
N-1/A
N-14
N-14 8C
N-14 8C/A
N-14/A
N-14AE
N-14AE/A
N-14MEF
N-1A
N-1A/A
N-2
N-2/A
N-2MEF
N-3
N-3/A
N-4
N-4/A
N-5
N-5/A
N-6
N-6/A
POS AM
POSASR
RW WD
S-1
S-1/A
S-11
S-11/A
S-11MEF
S-1MEF
S-2*
S-2/A*
S-20
S-20/A
S-2MEF*
S-3
S-3/A
S-3ASR
S-3D
S-3DPOS
S-3MEF
S-4
S-4 POS
S-4/A
S-4EF
S-4EF/A
S-4MEF
S-6
S-6/A
S-8
S-8 POS
S-B
S-B/A
SB-1
SB-1/A
SB-1MEF
SB-2
SB-2/A
SB-2MEF
S-BMEF
T-3
T-3/A
T-6
T-6/A

* Rescinded 12/01/2005

Examples of Template 1 Submission Types Main Page Information

Example 1

Submission Types

N-1
N-1A
N-3
N-4
N-6

Code	Data Fields	Value	Format
1	TYPE	N-1A	N-1A
1	SROS	NONE	Up to 4 characters
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	123456	Up to 10 digits
1	CCC	x21234@1	8 characters
5	FILE-NUMBER	333-00000	Up to 17 characters
2	DELAYING-AMENDMENT		
1	ACT	33 40	2 digits for each Act specified
2	REFERENCES-429	33-00000	Up to 17 characters

Examples of Template 1 Submission Types Main Page Information

Example 2

Submission Types

F-6EF
T-3

Code	Data Fields	Value	Format
1	TYPE	F-6EF	F-6EF
1	SROS	AMEX	Up to 4 characters
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	123456	Up to 10 digits
1	CCC	x21234@1	8 characters
5	FILE-NUMBER	000-00000	Up to 17 characters
4	EFFECTIVENESS-DATE	12/12/1996	Up to 20 characters

C.2.1.2 Submission Types Found in Template 2

144
144/A
40-17F1
40-17F1/A
40-17F2
40-17F2/A
40-17G
40-17G/A
40-17GCS
40-17GCS/A
40-24B2
40-24B2/A
40-33
40-33/A
40-8B25
40-8F-2
40-8F-2/A
425
45B-3
45B-3/A
ANNLRPT
ANNLRPT/A
CB
CB/A
DEF 14A
DEF 14C
DEFA14A
DEFA14C
DEFC14A
DEFC14C
DEFM14A
DEFM14C
DEFN14A
DEFR14A
DEFR14C
DFAN14A
DFRN14A
DSTRBRPT
DSTRBRPT/A
F-N
F-N/A
FWP
F-X
F-X/A
N-18F1
N-18F1/A
N-23C-2
N-23C-2/A
N-23C3A
N-23C3A/A
N-23C3B
N-23C3B/A
N-23C3C
N-23C3C/A
N-27D-1
N-27D-1/A
N-54A
N-54A/A
N-54C
N-54C/A
N-6F
N-6F/A
N-8A
N-8A/A
N-8B-2
N-8B-2/A
N-8B-3
N-8B-3/A
N-8B-4
N-8B-4/A
N-8F
N-8F/A
PRE 14A
PRE 14C
PREC14A
PREC14C
PREM14A
PREM14C
PREN14A
PRER14A
PRER14C
PRRN14A
PX14A6G
PX14A6N
QRTLYRPT
QRTLYRPT/A
SC 13D
SC 13D/A
SC 13E1
SC 13E1/A
SC 13E3
SC 13E3/A
SC 13G
SC 13G/A
SC 14D9
SC 14D9/A
SC 14F1
SC 14F1/A
SC TO-C
SC TO-I
SC TO-I/A
SC TO-T
SC TO-T/A
SC13E4F
SC13E4F/A
SC14D1F
SC14D1F/A
SC14D9C
SC14D9F
SC14D9F/A
SUPPL
U-12-IA
U-12-IA/A
U-12-IB
U-12-IB/A
U-13E-1
U-13E-1/A
U-57
U-57/A
U-7D
U-7D/A

Examples of Template 2 Submission Types Main Page Information

Example 1

Submission Types

U-13E-1
U-13E-1/A

Code	Data Fields	Value	Format
1	TYPE	U- 13E1/A	See List Above
1	SROS	AMEX	Up to 4 characters
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	123456	Up to 10 digits
1	CCC	x21234@1	8 characters
1	SUBJECT-COMPANY		
1	NAME	ABC COMPANY	Up to 150 characters
1	CIK	654321	Up to 10 digits
1	IRS-NUMBER	22-7777777	9 digits + hyphen
5	FILE-NUMBER	333-00000	Up to 17 characters

Examples of Template 2 Submission Types Page 1 Information

Example 2

Submission Types

SC TO-I
SC TO-I/A
SC TO-T
SC TO-T/A

Code	Data Fields	Value	Format
1	TYPE	SC TO-T	See List Above
1	SROS	AMEX	Up to 4 characters
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	123456	Up to 10 digits
1	CCC	x21234@1	8 characters
1	SUBJECT-COMPANY		
1	NAME	ABC COMPANY	Up to 150 characters
1	CIK	654321	Up to 10 digits
1	IRS-NUMBER	22-7777777	9 digits + hyphen
5	FILE-NUMBER	000-00000	Up to 17 characters
2	GROUP-MEMBERS		Up to 60 characters

C.2.1.3 Submission Types Found in Template 3

10-12B
10-12B/A
10-12G
10-12G/A
10-D
10-D/A
10-K
10-K/A
10KSB
10KSB/A
10-KT
10-KT/A
10-Q
10-Q/A
10QSB
10QSB/A
10-QT
10-QT/A
10SB12B
10SB12B/A
10SB12G
10SB12G/A
11-K
11-K/A
11-KT
11-KT/A
13F-HR
13F-HR/A
13F-NT
13F-NT/A
15-12B
15-12B/A
15-12G
15-12G/A
15-15D
15-15D/A
18-12B
18-12B/A
18-12G
18-12G/A
18-K
18-K/A
20-F
20-F/A
20FR12B
20FR12B/A
20FR12G
20FR12G/A
25
25/A
305B2
305B2/A
35-APP
35-APP/A
35-CERT
35-CERT/A
40-F
40-F/A
40FR12B
40FR12B/A
40FR12G
40FR12G/A
424A
~~424B1~~
~~424B2~~
~~424B3~~
~~424B4~~
~~424B5~~
~~424B7~~
485APOS
485BPOS
485BXT
486APOS
486BPOS
497
497AD
497H2
497J
497K1
497K2
497K3A
497K3B
6-K
6-K/A
8-A12B
8-A12B/A
8-A12G
8-A12G/A
8-K
8-K/A
8-K12B
8-K12B/A
8-K12G3
8-K12G3/A
8-K15D5
8-K15D5/A
ARS
ARS/A
AW
DEL AM
N-30B-2
N-30D
N-30D/A
N-CSR
N-CSR/A
N-CSRS
N-CSRS/A
N-PX
N-PX/A
N-Q
N-Q/A
NSAR-A
NSAR-A/A
NSAR-AT
NSAR-AT/A
NSAR-B
NSAR-B/A
NSAR-BT
NSAR-BT/A
NSAR-U
NSAR-U/A
NT 10-D
NT 10-D/A
NT 10-K
NT 10-K/A
NT 10-Q
NT 10-Q/A
NT 11-K
NT 11-K/A
NT 15D2
NT 15D2/A
NT 20-F
NT 20-F/A
NT-NCSR
NT-NCSR/A
NT-NSAR
NT-NSAR/A
POS 8C
POS AMC
POS AMI
POS EX
POS462B
SP 15D2
SP 15D2/A
U-1
U-1/A
U-13-1
U-13-1/A
U-13-60
U-13-60/A
U-33-S
U-33-S/A
U-3A-2
U-3A-2/A
U-3A3-1
U-3A3-1/A
U5A
U5A/A
U5B
U5B/A
U5S
U5S/A
U-6B-2
U-6B-2/A
U-9C-3
U-9C-3/A
UNDER
UNDER/A
U-R-1
U-R-1/A

Examples of Template 3 Submission Types Main Page Information

Example 1

Submission Types

10-12B
10-12G
10SB12B
10SB12G
18-12B
18-12G
20FR12B
35-APP
8-A12B
8-A12G
U-1
U-13-1
U-3A3-1
U-3A3-1/A

Code	Data Fields	Value	Format
1	TYPE	8-A12B	See List Above
1	SROS	AMEX	Up to 4 characters
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	123456	Up to 10 digits
1	CCC	x21234@1	8 characters
5	FILE-NUMBER	000-00000	Up to 17 characters

Examples of Template 3 Submission Types Main Page Information

Example 2

Submission Types

~~10-KT~~
~~10-KT/A~~
10-QT
10-QT/A
11-KT
11-KT/A

Code	Data Fields	Value	Format
1	TYPE	10-~~KT~~QT	See List Above
1	SROS	AMEX	Up to 4 characters
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	123456	Up to 10 digits
1	CCC	x21234@1	8 characters
1	FILE-NUMBER	333-00000	Up to 17 characters
1	PERIOD	12/12/1996	Up to 20 characters See Chapter 3 for format.

C.2.1.4 Example of Template 4 Submission Types

Page 1 Information

Example 1

Submission Types

CORRESP

Code	Data Fields	Value	Format
1	TYPE	CORRESP	See List Above
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	1234567890	Up to 10 digits
1	CCC	x21234@1	8 characters

C.2.1.5 Example of Template 5 Submission Types

Page 1 Information

Example 1

Submission Types

MODULE
SEGMENT

Code	Data Fields	Value	Format
1	TYPE	Module	See List Above
4	SUBMISSION-CONTACT		
4	NAME	A. Jones	Up to 30 characters
4	PHONE	202-555-1111	Up to 20 characters
1	FILER		
1	CIK	1234567890	Up to 10 digits
1	CCC	x21234@1	8 characters

C.2.1.6 Template 6 BULK Submission Type

Main Page Information

Bulk submissions are prepared regular submission types (Templates 1-5) that are grouped together for ease of transmission. Once transmission is completed, the submissions are separated and processed in the same way as single submissions.

After accessing the Bulk Submission Template, continue through the dialogue boxes to add the desired submissions to the template. The template displays the names of all added filenames and the document count. A field is also provided for additional description information (if desired) for each submission. Once added, items in the template can be viewed and or deleted from the template. After completion, the Bulk Submission Template can be transmitted in the same way as single submissions.

For more information on Bulk submissions see Chapter 5.

C.2.1.7 Submission Template Attached Documents List Page Information

The Attached Documents List page allows ASCII text, HTML, PDF, XML, JPEG, and GIF documents to be attached, deleted, and viewed within the submission template.

On the Attached Documents List page there are five fields:

File Name	Document's filename automatically appears when a document is enclosed.
Type	Choose the document type: Cover, Correspondence, Graphic, EU-1, and EX.
Description	Enter a brief description up to thirty (30) characters in length.
Validation?	When you select this box, EDGARLink validates the document after the [Doc Validation] button is clicked.
Document Count*	Automatically displays the number of documents attached to your submission.

There are six EDGARLink page buttons that bring up the corresponding page:

- [Main Page]
- [Notifications]
- [Fee Offsets]**
- [Module/Segment]
- [Help]
- [Offerings/Fees]**

There are six subdocument buttons:

- [Add Document]
- [Delete Document]
- [View Document]
- [Move Doc Down]
- [Move Doc Up]
- [Doc Validation]

There is also the Save icon that saves your entire submission.

For more information on submission documents, see Chapter 5.

*Read-only information is automatically entered.

**Available for fee bearing submissions only.

C.2.1.8 Submission Template Notification Page Information

EDGARLink allows you to notify as many people as necessary of the status of your EDGAR submission. For information on changing your main notification address or downloading a Requested Return Copy, see Chapter 6.

Note: To download a complete copy of your filing you must select Return Copy on the Main Page of the Submission Template.

The Notification Information page has one field:

Internet Notification Address	Enter the Internet e-mail addresses in the standard Internet format.
The [Add] button	Inserts additional e-mail address lines. Do not try to enter more than one e-mail address in each of the Internet Notification Address fields.
Notify via Filing Website Only?	Keeps EDGAR from e-mailing your submission status to anyone, and notification will be available through the EDGAR Filing Website only.

There are six EDGARLink page buttons that bring up the corresponding page:

- [Main Page]
- [Documents]
- [Fee Offsets]**
- [Module/Segment]
- [Help]
- [Offerings/Fees]**

There is also the Save icon that saves your entire submission.

For more information on notification, see Chapter 5.

**Available for fee bearing submissions only.

C.2.1.9 Submission Template Attach Module/Segment Page Information

The Referenced Module/Segment List page is only used for referencing Type 2 modules or segments that have already been created, validated, and transmitted to EDGAR. There are five fields on this page:

M/S	Select M for module or S for segment.
Module/Segment Name	Enter the correct module or segment name.
CIK	Enter the CIK of the filer whose module you are using.
CCC	Enter the CCC of the filer whose module you are using.
Type	Select the type of Type 2 module/segment you are attaching.
[Add Module/ Segment Reference]	Adds more module or segment lines.

There are six EDGARLink page buttons that bring up the corresponding page:

- [Main Page]
- [Documents]
- [Fee Offsets]**
- [Notifications]
- [Help]
- [Offerings/Fees]**

There is also the Save icon that saves your entire submission.

If the referenced module or segment does not exist on EDGAR your submission will be suspended.

For more information on modules and segments, see Chapter 5.

**Available for fee bearing submissions only.

C.2.1.10 Submission Template Attach Fee Offsets Page Information

The Attach Fee Offsets page is used for entering previously filed fee bearing submission information and offset fee amounts. There are six fields on this page:

CIK	Enter the CIK of the filer whose module you are using.
Form Type	Enter the form type of the previous filing.
File Number	Enter the file number of the previous filing.
Offset Filing Date	Enter the filing date of the previous filing.
Amount	Enter the amount applicable to the current submission.
Fee Offset Total*	Enter the total amount of all previous filings.
[Add Fee Offset Line]	Inserts additional fee offset lines.

There are six EDGARLink page buttons that bring up the corresponding page:

- [Main Page]
- [Documents]
- [Notifications]
- [Module/Segment]
- [Help]
- [Offerings/Fees]**

There is also the Save icon that saves your entire submission.

*EDGARLink automatically enters read-only information.

**Available for fee bearing submissions only.

C.2.1.11 Submission Template Attach Fee and Offering Page Information

The Attach Fee and Offering page allows you to enter the submission offering data and uses the latest SEC rate information downloaded from the EDGAR Filing Website.

Payor CIK	Third party paying CIK.
Payor CCC	Third party paying CCC.
Payment Method	Method of fee payment: Fedwire/Lockbox.
Fee Paid	Amount paid.
Total offering*	Total submission offering.
Fee rate as of*	SEC fee rate.
Total fee*	Total fee amount due.
Total offset from Fee Offset Page*	Offset total amount from the Fee Offset page.
Fee due*	Total fee amount due.
Security Type	Type of security being offered.
Amount Being Registered	Total number of units being registered.
Proposed maximum offering price per unit	Maximum amount to pay per unit.
Proposed maximum aggregate offering price	Maximum amount of total offering.
[Add Offering Entry]	Adds additional offering lines.

There are six EDGARLink page buttons that bring up the corresponding page:

- [Main Page]
- [Documents]
- [Notifications]
- [Module/Segment]
- [Help]
- [Fee Offsets]**

There is also the Save icon button that saves your entire submission.

*Read-only information is automatically entered.

**Available for fee bearing submissions only.

APPENDIX D. Paper Forms

To obtain additional paper forms for electronic filing, call the SEC's Filer Support staff at (202) 551-8900, or the Publications Branch at (202) 551-4040. You can also download electronic copies of EDGAR-related forms from the SEC's Public Website.

Note: Blank pages in this section are for paper form continuity, only.

DRAFT

SEC 2082 (02-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OMB APPROVAL
OMB Number: 3235-0327
Expires: January 31, 2005
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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549
FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

______________________________ Exact name of registrant as specified in charter

______________________________ Registrant CIK Number

______________________________ Electronic report, schedule or registration statement of which the documents are a part (give period of report)

______________________________ SEC file number, if available

______________________________ Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ____________________________, State of ________________________________, 20_____.

______________________________ (Registrant)

By: ______________________________ (Name and Title)

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 20_____, that the information set forth in this statement is true and complete.

By: ______________________________ (Name)

______________________________ (Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

http://www.sec.gov/divisions/corpfin/forms/se.htm
Last update: 02/11/2002

SEC 2348 (02-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DRAFT

OMB APPROVAL
OMB Number: 3235-0425
Expires: January 31, 2005
Estimated average burden hours per response: 0.33

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM TH
NOTIFICATION OF RELIANCE ON
TEMPORARY HARDSHIP EXEMPTION

Report, schedule or registration statement to which the hardship exemption relates (give period of report if applicable)

SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

Part I — Registrant Information

Full Name of Registrant

Address of Principal Executive Office

Street and Number

City, State and Zip Code

Part II — Information Relating to the Hardship

Furnish the following information:

1. A description of the nature and extent of the temporary technical difficulties experienced by the electronic filer in attempting to submit the document in electronic format.
2. A description of the extent to which the electronic filer has successfully submitted documents previously in electronic format with the same hardware and software, in test or required filings.
3. A description of the burden and expense involved to employ alternative means to submit the electronic submission in a timely manner.

Any other reasons why an exemption is warranted.

Part III — Representation of Intent to Submit Confirming Electronic Copy

The registrant shall include a representation that a confirming electronic copy of the document filed in paper will be filed in accordance with Rule 201(b) of Regulation S-T (§232.201(b)).

Part IV — Contact Person

Name and telephone number of person to contact in regard to this notification;

________________________________ (____________) _____________________

Name / Area Code / Telephone No.

Part V — Signatures

____

Name of registrant as appears in charter:

has caused this notification to be signed on its behalf by the undersigned, being duly authorized:

Date: ________________________ By: ______________________

Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. Signatures may be in typed form rather than in manual format.

GENERAL INSTRUCTIONS

1. Rule 201(a) of Regulation S-T requires electronic filers relying on a temporary hardship exemption to file this form in addition to filing a paper copy of a document otherwise required to be filed in electronic format.

2. Four signed copies of this form shall accompany the paper format document and shall be filed within one business day after the date upon which the document filed in paper originally was to be filed electronically.

3. Signatures to the paper format document being filed pursuant to the exemption may be in typed form rather than manual format. *See* Rule 302 of Regulation S-T (§232.302 of this chapter). All other requirements relating to paper format filings, including number of copies to be filed, shall be satisfied.

http://www.sec.gov/divisions/corpfin/forms/th.htm
Last update: 02/11/2002

APPENDIX E. Automated Conformance Rules for Template Fields

Values for some EDGAR data fields must be presented in a specific "conformed" format. These values are listed within this section:

1. 8-K Items
2. Fee Payment Method
3. Self Regulatory Organizations (SROS)
4. Submission and/or Document Type
5. Relationship
6. Period

E.1 8-K Items

The various Form 8-K submissions require reporting of one or more specific events by specifying the Item Number for each reportable event. Table E-1: Form 8-K Item Numbers for Reportable Events, specifies the Item numbers to use for the reportable events.

Form 8-K submissions prior to August 23, 2004, used a different numbering scheme for the reportable events. Query commands for 8-K Items require both the new item number and the old number to be specified when searching for 8-K items reported before and after August 23, 2004. Table E-1 specifies both the new and old item numbers. The table is divided into sections of related reportable events.

Table E-1: Form 8-K Item Numbers for Reportable Events

Item No.	Event Title	Item No. Prior to 8/23/04	Event Title - Prior to 8/23/04
	Section 1 - Registrant's Business and Operations		
1.01	Entry into a Material Definitive Agreement		
1.02	Termination of a Material Definitive Agreement		
1.03	Bankruptcy or Receivership	3	Bankruptcy or Receivership
	Section 2 - Financial Information		
2.01	Completion of Acquisition or Disposition of Assets	2	Acquisition or Disposition of Assets
2.02	Results of Operations and Financial Condition	12	Results of Operations and Financial Condition
2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant		

Item No.	Event Title	Item No. Prior to 8/23/04	Event Title - Prior to 8/23/04
2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation under an Off-Balance Sheet Arrangement		
2.05	Cost Associated with Exit or Disposal Activities		
2.06	Material Impairments		
	Section 3 - Securities and Trading Markets		
3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing		
3.02	Unregistered Sales of Equity Securities		
3.03	Material Modifications to Rights of Security Holders		
	Section 4 - Matters Related to Accountants and Financial Statements		
4.01	Changes in Registrant's Certifying Accountant	4	Changes in Registrant's Certifying Accountant
4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review		
	Section 5 - Corporate Governance and Management		
5.01	Changes in Control of Registrant	1	Changes in Control of Registrant
5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers	6	Resignations of Registrant's Directors
5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year	8	Change in Fiscal Year
5.04	Temporary Suspension of Trading Under Registrant's Employee Benefit Plans	11	Temporary Suspension of Trading Under Registrant's Employee Benefit Plans
5.05	Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics	10	Amendments to the Registrant's Code of Ethics
5.06	Change in Shell Company Status		
	Section 6 - Asset-Backed Securities		

Item No.	Event Title	Item No. Prior to 8/23/04	Event Title - Prior to 8/23/04
6.01	ABS Informational and Computational Material		
6.02	Change of Servicer or Trustee		
6.03	Change in Credit Enhancement or Other External Support		
6.04	Failure to Make a Required Distribution		
6.05	Securities Act Updating Disclosure		
	Section 7 - Regulation FD		
7.01	Regulation FD Disclosure	9	Sales of equity securities pursuant to Regulation S
	Section 8 - Other Events		
8.01	Other Events	5	Other Events
	Section 9 - Financial Statements and Exhibits		
9.01	Financial Statements and Exhibits	7	Financial Statements and Exhibits
(none)	(not on list)	13	Receipt of an Attorney's Written Notice Pursuant to 17 CFR 205.3(d)

E.2 Fee Payment Method

FEE PAYMENT METHOD -- Values acceptable with the METHOD data field.

LOCKBOX FEDWIRE

E.3 Self-Regulatory Organization (SROS)

SELF-REGULATORY ORGANIZATIONS -- Values acceptable with the SROS data field.

ORGANIZATION	VALUE
American Stock Exchange	AMEX
Boston Stock Exchange	BSE
Chicago Board Options Exchange	CBOE
Chicago Stock Exchange	CHX

ORGANIZATION	VALUE
International Stock Exchange	ISE
National Association of Securities Dealers	NASD
National Stock Exchange	NSX
New York Stock Exchange	NYSE
Pacific Exchange, Inc.	PCX
Philadelphia Stock Exchange	PHLX
Not Applicable	NONE

E.4 Submission and/or Document Types

SUBMISSION AND/OR DOCUMENT TYPES -- Values acceptable with the TYPE data field.

1. The following SUBMISSION TYPE data field values are acceptable:

DESCRIPTION	VALUE
EDGAR name of required submission	(All submission types listed in Chapter 3 and APPENDIX C)
Correspondence Submission (Template 4)	CORRESP
Modular Submission (Template 5)	MODULE
Segment Submission (Template 5)	SEGMENT

2. The following DOCUMENT TYPE data field values are acceptable:

DESCRIPTION	VALUE
Cover letter	COVER
Correspondence document	CORRESP
NASAA document	EU-1
Type 1 Module or Segment document	TYPE 1
Name of submission type you must file	(All submission types listed in Chapter 3 and APPENDIX C)

DESCRIPTION	VALUE
Exhibits under Regulations S-K for Investment Companies	See examples of Document Type Values for Investment Company Exhibits for Certain Forms following these tables.

3. The following DOCUMENT TYPE data field values are acceptable for exhibits under Regulations S-K and Regulations S-B. See examples of Document Type Values for Investment Company Exhibits for Certain Forms following this table. The Document Type Values for the XBRL Voluntary Financial Reporting Program on the EDGAR System is also shown following the examples for Investment Company Exhibits.

Regulation S-K (229.601) DESCRIPTION	**Regulation S-B (228.601) DESCRIPTION**	**VALUE**
(1) Underwriting agreement	(1) Underwriting agreement	EX-1
(2) Plan of acquisition, reorganization, arrangement, liquidation or succession	(2) Plan of purchase, sale, reorganization, arrangement, liquidation or succession	EX-2
(3) (i) Articles of incorporation	(3) (i) Articles of Incorporation	EX-3.(i)
(ii) Bylaws	(ii) Bylaws	EX-3.(ii)
(4) Instruments defining the rights of security holders, including indentures	(4) Instruments defining the rights of security holders, including indentures	EX-4
(5) Opinion re legality	(5) Opinion on legality	EX-5
(6) [Reserved]	(6) No exhibit required	
(7) Correspondence from an independent accountant regarding non-reliance on a previously issued audit report or completed interim review	(7) Correspondence from an independent accountant regarding non-reliance upon a previously issued audit report or completed interim review	EX-7
(8) Opinion re tax matters	(8) Opinion on tax matters	EX-8
(9) Voting trust agreement	(9) Voting trust agreement and amendments	EX-9
(10) Material contracts	(10) Material contracts	EX-10
(11) Statement re computation of per share earnings	(11) Statement re: computation of per share earnings	EX-11

Regulation S-K (229.601) DESCRIPTION	Regulation S-B (228.601) DESCRIPTION	VALUE
(12) Statements re computation of ratios	(12) No exhibit required	EX-12
(13) Annual report to security holders, Form 10-Q and 10-QSB, or quarterly report to security holders1	(13) Annual report to security holders for the last fiscal year, Form 10-Q or 10-QSB or quarterly report to security holders1	EX-13
(14) Code of Ethics	(14) Code of ethics	EX-14
(15) Letter re unaudited interim financial information	(15) Letter on unaudited interim financial information	EX-15
(16) Letter re change in certifying accountant4	(16) Letter on change in certifying accountant4	EX-16
(17) Correspondence on departure of director	(17) Letter on departure of director	EX-17
(18) Letter re change in accounting principles	(18) Letter on change in accounting principles	EX-18
(19) Report furnished to security holders	(19) Reports furnished to security holders	EX-19
(20) Other documents or statements to security holders	(20) Other documents or statements to security holders or any document incorporated by reference	EX-20
(21) Subsidiaries of the registrant	(21) Subsidiaries of the small business issuer	EX-21
(22) Published report regarding matters submitted to vote of security holders	(22) Published report regarding matters submitted to vote of security holders	EX-22
(23) Consents of experts and counsel	(23) Consents of experts and counsel	EX-23
(24) Power of attorney	(24) Power of attorney	EX-24
(25) Statement of eligibility of trustee	(25) Statement of eligibility of trustee	EX-25
(26) Invitations for competitive bids	(26) Invitations for competitive bids	EX-26
(27) through (30) [Reserved]	(27) through (30) [Reserved]	
(31) Rule 13a-14(a)/15d-14(a) Certifications	(31) Rule 13a-14(a)/15d-14(a) Certifications	EX-31

Regulation S-K (229.601) DESCRIPTION	Regulation S-B (228.601) DESCRIPTION	VALUE
(32) Section 1350 Certifications	(32) Section 1350 Certifications	EX-32
(33) Report of compliance with servicing criteria for asset-backed securities	(33) Report of compliance with servicing criteria for asset-backed securities	EX-33
(34) Attestation report on assessment of compliance with servicing criteria for asset-backed securities	(34) Attestation report on assessment of compliance with servicing criteria for asset-backed securities	EX-34
(35) Servicer compliance statement	(35) Servicer compliance statement	EX-35
(99) Additional exhibits	(99) Additional exhibits	EX-99
(100) XBRL-Related Documents	(100) XBRL-Related Documents	EX-100

Other exhibit selections are as follows:

Examples of Document Type Values for Investment Company Exhibits for Certain Forms:

```
Form N-1A  EXHIBITS ITEM 23
EX-99.a CHARTER
EX-99.b BYLAWS
EX-99.c HOLDERS RTS
EX-99.d ADVSR CONTR
EX-99.e UNDR  CONTR
EX-99.f BONUS PROFIT
EX-99.g CUST AGREEMT
EX-99.h OTH MAT CONT*
EX-99.i LEGAL OPININ
EX-99.j OTHER OPININ*
EX-99.k OMT FIN STAT
EX-99.l INT CAP AGRE
EX-99.m 12B-1 PLAN
EX-99.n 18F-3 PLAN
EX-99.p CODE ETH
```

```
FORM N-14  EXHIBITS ITEM 16
EX-99.1 CHARTER
EX-99.2 BYLAWS
EX-99.3 VOTING TRUST
EX-99.4 ACQ AGREEMNT
EX-99.5 HOLDERS RTS
EX-99.6 ADVSER CONTR
EX-99.7 DISTR CONTR
EX-99.8 O&D BENEFTS
EX-99.9 CUST CONTRCT
EX-99.10 12B1 PLAN
EX-99.11 OPIN COUNSL
EX-99.12 TAX OPINION*
EX-99.12 REV RULING*
EX-99.13 OTH CONTRCT*
EX-99.14 OTH CONSENT*
EX-99.15 OTH FIN ST
EX-99.16 PWR OF ATTY
EX-99.17 (as approp)
```

```
Form N-2 EXHIBITS ITEM 24(2)
EX-99.2A CHARTER
EX-99.2B BYLAWS
EX-99.2C VOTING TRST
EX-99.2D HOLDERS RTS
EX-99.2E DIV REIN PL
EX-99.2F SUBSID DEBT
EX-99.2G ADVSR CONTR
EX-99.2H DISTR CONTR
EX-99.2I O&D BENEFTS
EX-99.2J CUST CONTR
EX-99.2K OTH CONTRCT*
EX-99.2L OPIN COUNSL
EX-99.2M CNSNT SRVCE
EX-99.2N OTH CONSENT*
EX-99.2O OTH FIN ST
```

```
Form N-6  EXHIBITS ITEM 27
Ex-99.a BD-DIR-RESOL
EX-99.b CUST-AGRMETS
EX-99.c UNDER CONTRT
EX-99.d CONTRACTS
EX-99.e APPLICATIONS
EX-99.f DEP CERT/BYL
EX-99.g REINS CONTRT
EX-99.h PARTIC AGREE
EX-99.i ADMIN CONTRT
EX-99.j OTH MAT CONT
EX-99.k LEGAL OPININ
EX-99.l ACTUARIAL OP
EX-99.m CALCULATION
EX-99.n OTH OPINIONS
EX-99.o OMITD FIN ST
```

```
EX-99.2P STOCK LTR            EX-99.p INIT CAP AGR
EX-99.2Q RETRMT PLAN          EX-99.q REDEEM EXEMP
EX-99.2R CODE ETH
```

* Name of exhibit may vary depending on the specific content of the exhibit.

Note: You may include up to fourteen characters after the decimal point in the document type value.

Examples of Document Type Values for Investment Company Exhibits For Filings Made on Forms N-8B-2 and S-6:

```
FORM N-8b-2
PAR
A  EX-99.A1 INDNTR ORGN
EX-99.A2 INDNTR PMT
EX-99.A3A DIST CONTR
EX-99.A3B DEALER AGR
EX-99.A3C SCH COMMIS
EX-99.A4 OTHER AGRMT
EX-99.A5 FORM/SECRTY
EX-99.A6 CERT/BYLAWS
EX-99.A7 INSR POLICY
EX-99.A8 DEPOSIT AGR
EX-99.A9 OTHER CONTR
EX-99.A10 PERIODC PP
EX-99.A11 CODE ETH
B  EX-99.B1 NOTIC/SHLDR
EX-99.B2 ANRPT/SHLDR

C  Dealer's name & address
```

```
FORM S-6
INSTR
1   EX-99.A1 INDNTR ORGN
    EX-99.A2 INDNTR PMT
    EX-99.A3A DIST CONTR
    EX-99.A3B DEALER AGR
    EX-99.A3C SCH COMMIS
    EX-99.A4 OTHER AGRMT
    EX-99.A5 FORM/SECRTY
    EX-99.A6 CERT/BYLAWS
    EX-99.A7 INSR POLICY
    EX-99.A8 DEPOSIT AGR
    EX-99.A9 OTHER CONTR
    EX-99.A10 PERIODC PP

2  EX-99.2 OPIN COUNSEL

3  EX-99.3 OTHER FIN ST

4  EX-99.4 UNREG ISSUER

OTHER   Consents required by Instruction 4 of S-6
        (as applicable):

    EX-99.C1 ACCT CONSNT
    EX-99.C2 EVAL CONSNT
    EX-99.C3 RTG AGY OPN
    EX-99.C4 TAX OPINION
    EX-99.C5 REV RULING
    EX-99.C6 OTHER OPIN
```

Notes: (1) The content of this exhibit shall be supplied separately as confidential information pursuant to rule 45a-1 (in paper format).

(2) You may include up to fourteen characters after the decimal point in the document type value.

Examples of Document Type Values for Investment Company Exhibits Filed with Form N-SAR:

ITEM 77	
B	EX-99.77B ACCT LTTR
C	EX-99.77C VOTES
D	EX-99.77D POLICIES
E	EX-99.77E LEGAL
F	EX-99.77F CHNG DEBT
G	EX-99.77G DEFAULTS
H	EX-99.77H CHNG CNTRL
I	EX-99.77I NEW SECUR
J	EX-99.77J REVALUATN

K	EX-99.77K CHNG ACCNT
L	EX-99.77L NEW ACCTNG
M	EX-99.77M MERGERS
N	EX-99.77N RULE 2A-7
O	EX-99.77O RULE 10F-3
P	EX-99.77P EXMPT INFO
Q1	EX-99.77Q1 OTHR EXHB
Q2	EX-99.77Q2 ITEM 405

Examples of Document Type Values for Exhibits Filed with Form N-CSR:

EX-99.CERT
EX-99.906CERT
EX-99.CODE ETH
EX-99.Rule23C1

Examples of Document Type Values for Exhibits Filed with Form N-Q:

EX-99.CERT

Examples of Document Type Values for Exhibits Attached to Filings as XBRL-Related Documents for the XBRL Voluntary Financial Reporting Program:

Document Type	Description	Filename Extension
EX-100.INS	XBRL Instance document (Required)	*.xml
EX-100.SCH	XBRL Taxonomy Extension Schema document	*.xsd
EX-100.CAL	XBRL Taxonomy Extension Calculation Linkbase document	*.xml
EX-100.DEF	XBRL Taxonomy Extension Definition Linkbase document	*.xml
EX-100.LAB	XBRL Taxonomy Extension Labels Linkbase document	*.xml
EX-100.PRE	XBRL Taxonomy Extension Presentation Linkbase document	*.xml
EX-100.REF	XBRL Taxonomy Extension Reference Linkbase document	*.xml

Notes:

(1) You may include up to fourteen characters after the decimal point in the document type value.

(2) When using the values EX-1 through EX-99, you may add characters after a decimal point to further define the exhibit being submitted.

For example: EX-10.24 Supply contracts

(3) You may not attach exhibits to document types CORRESP, modules, or segments.

(4) The number and types of documents you can submit are limited. Please see the DOCUMENT COUNT data field for more information.

(5) A correspondence filing may include up to 100 correspondence documents.

E.5 Relationship

The following values are valid for the RELATIONSHIP data field to represent the terms described below. The RELATIONSHIP data field is acceptable only with the 144 submission types (and amendments to these submissions) used for reporting stock ownership.

DESCRIPTION	VALUE
Owner of more than 10% of Subject Company	Owner
Director of Subject Company	Director
Officer of Subject Company	Officer
None of the above	Other

E.6 Period

You **CAN** use a future date in the PERIOD data field within the following submission types:

6-K	6-K/A	DEF 14A	DEF 14C
DEFN14A	N-23C-2	N-23C-2/A	N-23C3A
N-23C3A/A	N-23C3B	N-23C3B/A	N-23C3C
N-23C3C/A	PREM14C	PRE 14A	PRE 14C
PREM14A	PREN14A		

You **CANNOT** use a future date in the PERIOD field within the following submission types:

10-D	10-D/A	10-K	10-K/A
10KSB	10KSB/A	10-KT	10-KT/A
10-Q	10-Q/A	10QSB	10QSB/A
10-QT	10-QT/A	11-K	11-K/A
11-KT	11-KT/A	13F-HR	13F-HR/A
13F-NT	13F-NT/A	18-K	18-K/A
20-F	20-F/A	24F-2NT	24F-2NT/A
40-F	40-F/A	8-K	8-K/A
8-K12B	8-K12B/A	8-K12G3	8-K12G3/A
8-K15D5	8-K15D5/A	ANNLRPT	ANNLRPT/A
ARS	ARS/A	N-27D-1	N-27D-1/A

N-30B-2	N-30D	N-30D/A	N-CSR
N-CSR/A	N-CSRS	N-CSRS/A	N-PX
N-PX/A	N-Q	N-Q/A	NSAR-A
NSAR-A/A	NSAR-AT	NSAR-AT/A	NSAR-B
NSAR-B/A	NSAR-BT	NSAR-BT/A	NSAR-U
NSAR-U/A	NT 10-K	NT 10-K/A	NT 10-Q
NT 10-Q/A	NT 11-K	NT 11-K/A	NT 15D2
NT 15D2/A	NT 20-F	NT 20-F/A	NT-NCSR
NT-NCSR/A	NT-NSAR	NT-NSAR/A	QRTLYRPT
QRTLYRPT/A	SP 15D2	SP 15D2/A	U-13-60
U-13-60/A	U-33-S	U-33-S/A	U-3A-2
U-3A-2/A	U5S	U5S/A	U-7D
U-7D/A	U-9C-3	U-9C-3/A	

APPENDIX F. Glossary of Commonly Used Terms, Acronyms, and Abbreviations

ACCEPTANCE MESSAGE	Notification from the SEC that an electronic submission has met the minimum filing requirements and been accepted by EDGAR. If the submitter or filer has an Internet electronic mail (e-mail) address, the acceptance messages are sent by e-mail to that account. Acceptance messages are also sent to all Internet e-mail addresses on the Notification page.
ACCEPTANCE REVIEW	Procedural checks performed by EDGAR to determine whether a filing meets certain minimum filing requirements. The requirements may relate to the composition and completeness of the submission package, as well as to the particular type of filing being made.
ACCEPTED	The term that describes a filing that has successfully passed acceptance review.
ACCESSION NUMBER	A unique number generated by the EDGAR system for each electronic submission. Accession numbers are reported to submitters and filers in the acceptance and suspense messages. Assignment of an accession number does not mean that EDGAR has accepted your submission.
ASCII	American Standard Code for Information Interchange. The ASCII character code must be used for asynchronous transmissions.
ASCII/SGML	This is our term for SGML documents in ASCII format that differ from the HTML document format that EDGAR also supports.
ASYNCHRONOUS	A method of data transmission.
BROWSER	Commercially available software used in viewing on the Internet. The most popular versions are Netscape and Internet Explorer.
CCC	CIK Confirmation Code.
CENTRAL INDEX KEY (CIK)	A unique number assigned by the SEC, distinguishing the company or individual to which it is assigned. Used by EDGAR to identify either a submitter (LOGIN CIK) or filer.
CIK	Central Index Key
CIK CONFIRMATION CODE (CCC)	An eight-character code that EDGAR uses in conjunction with the CIK to authenticate a filer.

CONFIDENTIAL	Refers to portions of documents omitted from public filings pursuant to SEC rules (e.g., Rule 406 under 1933 Act).
CONFIRMING COPY	An electronic copy of a paper filing. The paper filing is considered to be the official copy and the confirming copy is an electronic duplicate.
COOKIE	A unique string of letters and numbers that the web server stores in a file on your hard drive. This method is used by web designers to track visitors to a website so the visitors do not have to enter the same information every time they visit a new page or revisit the site.
CORRESPONDENCE SUBMISSION	A submission type EDGAR participants may use to submit non-public information, generally correspondence, to the SEC staff that is not disseminated immediately. The SEC staff may release all or portions of these documents electronically if they relate to the staff's review process. See SEC Press Release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses."
DATA FIELD	An element in a submission template.
DATA TAG	An identifier that labels specific information submitted to EDGAR. Data fields are created by placing angle brackets on either side of a term. An end data field is distinguishable from a begin data field by the "/" (virgule/slash) immediately following the opening angle bracket (<). For example, the beginning and end of a table would be signified by <TABLE> and </TABLE>, respectively.
DIRECT TRANSMISSION	An electronic submission sent via a modem and dial-up telephone or leased line or Internet.
DOCUMENT	Document is a generic term for the various forms, reports, schedules, exhibits, items of correspondence, etc., that comprise filings and other submissions. An electronic document originating with a filer or agent can only be sent as part of a submission. A document is a discrete unit of text. One or more documents comprise an electronic submission. Examples of documents include a 1933 Act registration statement, a 1934 Act Form 10-Q, or a cover letter. Each exhibit is a separate document within a submission.
DOCUMENT HEADER	A header used within an EDGAR submission to indicate, by the appropriate use of tags and tag values, the document type, and if desired, the description of the document. EDGARLink constructs document headers for each separate document contained within a submission.

DOCUMENT TYPE Submissions received may consist of more than one document. For example, a Form 10-K, an exhibit, and a cover letter constitute three separate documents in one submission. Each document must begin with a document header. A Form 10-K submission must contain at least one document, which is the Form 10-K.

EDGAR The SEC's Electronic Data Gathering, Analysis, and Retrieval system for electronic filing.

EDGARLink for Windows Filer assistance, pre-validation, and communications software package provided to registered EDGAR filers by the SEC. Designed for use with MS Windows 98, 2000, NT, and XP. Referred to as EDGARLink.

ELECTRONIC FILER A person or entity whose required filings must be submitted electronically.

ELECTRONIC FILING A document or series of documents submitted in electronic format, at least one of which is required to be filed with the SEC pursuant to the federal securities laws.

ELECTRONIC SUBMISSION A form type header and all associated documents representing one or more filings that are transmitted to the Commission in electronic format. An electronic submission may also contain correspondence material and modules or segments. The maximum size of your submission must not exceed 100 MB.

E-MAIL A regulated electronic mail service in EDGAR that provides for the delivery of acceptance and suspense messages from the SEC via the Internet.

Note: EDGAR does not e-mail requested Return Copies. You can download them from the EDGAR Filing Website.

ENTITY A person or company that registers on the EDGAR system for the purposes of electronic filing. Each entity has its own Central Index Key. Some legal entities may have more than one CIK if they serve in more than one filing role. For example, if a filing agent also has an arm of the company that does training and acts as a training agent.

FILE NUMBER A number assigned by the SEC to registrations, applications, and reports.

FILER A person or entity on whose behalf an electronic filing is made.

FILING AGENT A financial printer, law firm, or other party that will be sending filings on behalf of a filer.

FILING TYPES A distinct type of submission that must be filed pursuant to the federal securities laws (e.g., 1934 Act Form 10-K or a preliminary proxy statement).

FORM ID The electronic form used to apply for access codes needed to use EDGAR, namely the CIK, Password, CCC, and PMAC. The paper form is used only as a reference when applying for access codes to use on EDGAR.

FORM SE A Form "Separate Exhibit" accompanies all exhibits to electronic filings that are submitted in paper.

FORM TH The form used to notify the Commission that the filing is being made in paper pursuant to a temporary hardship exemption, as specified by Rule 201 of Regulation S-T.

FORM TYPE A distinct type of document that is required to be filed pursuant to the federal securities laws, e.g., Form 10-K or S-1. Form types may have several variants (e.g., an initial filing and an amendment). For EDGAR, each variant is recognized by a specific name, referred to as a submission type. The form types and their applicable submission types are identified in Section 3, Index to Forms.

FTP File Transfer Protocol.

FWS EDGAR Filing Website.

GROUPED TAGS Tags (fields) that must appear together. The tags that must follow the lead tags are shown with the same number plus an alpha designation (e.g., 4, 4a, etc.). When you use grouped tags, all of the possible grouped tags may not apply to your filing. You should only use applicable tags. See Tag in this list of terms.

Note: EDGARLink automatically groups and places the XFDL tags in the submission together as you fill in the submission template. OnlineForms groups and places XML tags for both the submission and the primary document.

HEADER The basic information required to supplement each electronic submission and document submitted through EDGAR. **Submission headers** provide identifying information about the filing (e.g., the submission type of the principal document, the identity of the electronic filer, and any fee data). **Document headers** identify each document in an electronic submission.

Note: In EDGAR, XFDL tags are automatically placed in the submission by using the submission templates.

HTML	Hypertext Markup Language is a simple markup language you can use to create documents that are portable from one platform to another. It consists of tags that you use to describe data elements within your submission.
INTERNET	An electronic network of computers that transmits data. The SEC uses the Internet to provide access to its website and to transmit acceptance and suspense notification messages.
INTERNET ADDRESS	Synonym for the e-mail address for filers with Internet addresses.
ISP	Internet Service Provider.
LDAP	Lightweight Directory Access Protocol.
LEASED LINE	A private 56 kbps line into the SEC's Operations Center, allowing them to file XFDL Submissions directly into EDGAR. (For more information, see the Interface and Operational Specifications for Leased Line Connections document.)
LOCKBOX	The term used to describe the arrangement with the U.S. Treasury-designated depository to collect and deposit checks, money orders, cash, and wire transfers to an SEC account at the depository.
MASTER SEGMENT	In EDGAR, a segment, referred to as a subordinate segment, is a document (partial or whole) that is to be included into a submission once it has been processed by EDGAR. The master segment is the final submission you transmit to EDGAR that incorporates all the previously submitted subordinate segments.
MODULAR SUBMISSION	In EDGAR, a modular submission is a document intended to be "included," i.e., physically incorporated, into another submission in a future submission. You can include modular submissions in a filing by using special tags.
MODULE	A partial or complete document that is intended to be included in an electronic submission. Filers submit modules to EDGAR as module documents in module submissions. Modules are stored in a non-public data storage area of EDGAR. Filers can incorporate them into multiple subsequent submissions. Up to 10 modules may be stored for a single CIK on EDGAR. Storage is limited to a total of 1 megabyte per CIK, with a maximum of 1 megabyte for a single module.

NESTED	Certain data fields that must appear together are "nested." In the tables beginning with Section 4.6, the lead fields are shown first in nested groupings. The fields that must follow are shown with the same number plus an alpha designation (e.g., 5, 5a, etc.) When you use nested fields, not all of the possible nested fields may apply to your situation. You should only use the fields that apply. Certain nested field sets also require an end field.
NON-PUBLIC	Information that is not immediately disseminated publicly. Correspondence is non-public information. However, the SEC staff may release all or portions of these documents electronically if they relate to the staff's review process. See SEC Press Release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses."
N-SAR	Investment Management Semiannual Report.
PASSPHRASE	A security code used in conjunction with the CIK to generate a set of EDGAR Access Codes. You must enter these two codes correctly to generate New or Replacement EDGAR Access Codes. The passphrase is unique and distinct from the password. The passphrase cannot be used to login to any of the EDGAR websites.
PASSWORD	A unique, confidential code assigned to EDGAR participants that must be used in conjunction with the CIK number. You must enter these two codes correctly to access EDGAR. You must use the electronic Form ID to apply for a password.
PDF	Portable Document Format.
PDN	Public Data Network.
PMAC	Password Modification Authorization Code. An eight-character code that authenticates a request to change a password.
PPP	Point-to-Point Protocol.
REGISTRANT	The issuer of securities for which a registration statement, report, proxy, or information statement is filed.
RETURN COPY	A copy of an accepted filing posted on the EDGAR Filing Website and available to registrants and co-registrants only.
SCP	Secure Copy; see SSH.
SEC	U.S. Securities and Exchange Commission.

SEGMENT A portion of a filing, submitted separately, which you may combine with other segments up to six business days later to make a single complete filing.

SEGMENTED FILING A submission comprised of segments submitted separately, and later combined at the direction of the filer to make a single complete submission.

SGML Standard Generalized Mark-up Language.

SROs Self-Regulatory Organizations.

Example SROs are:
NYSE - New York Stock Exchange
BSE - Boston Stock Exchange
NASD - National Association of Securities Dealers
See Appendix C for a complete list.

SSH Secure Shell Protocol; a transport layer protocol, which runs on top of TCP/IP and provides a mechanism for secure file transfers (SCP). A UNIX-based command interface and protocol for securely getting access to a remote computer.

SUBMISSION A submission is the fundamental unit of information that is transmitted to EDGAR for receipt, validation, and acceptance. It is the conveyance of a document or series of documents, in electronic format, to the SEC via EDGAR.

SUBMISSION TYPE The specific name by which EDGAR recognizes the variants of filings with the SEC (e.g., for Form Type S-3, the registration statement relating to dividend reinvestment plans, EDGAR recognizes the submission type S-3D.) Other examples include modules and correspondence.

SUSPENDED FILING Filings that have not successfully passed EDGAR's acceptance review are placed in a suspended status indicating fatal flaws within the submission. Suspended filings are deleted in six business days. If an EDGAR participant receives notice that a filing has been suspended, the fatal errors must be corrected and the filing must be re-transmitted. Suspended filings are not publicly viewable and are deleted in six business days.

SUSPENSE MESSAGE Notification from the SEC that an electronic submission has not met the minimum filing requirements and been suspended by EDGAR. If the filer has an Internet address on file, the suspense messages are sent electronically to that Internet address. Suspense messages are also sent to all Internet addresses on the Notification page.

TAG

EDGARLink automatically creates XFDL header tags and XML header and document tags as you fill in the templates. For XFDL submissions, some tags may be used within documents. For XML submissions, tags are used to define the primary document. HTML documents can also contain tags.

A tag is an identifier that labels specific information to EDGAR. You must place an angle bracket on either side of a term to designate it as a “begin” tag. An “end” tag also has angle brackets but is distinguished by use of the "/" (virgule/slash) immediately following the opening angle bracket (</). For example, the beginning and end of a table are signified by <TABLE> and </TABLE>, respectively. See Section 5.2.1.3.3, Tags Used Within a Document, for details on tagging.

TEST FILING

A submission made to EDGAR to test the ability to create a filing in an EDGAR-acceptable format. Such filings are publicly available and are only retained for two business days on the filing database. EDGAR sends the results of a test filing acceptance review to the filer via acceptance or suspense messages. A test filing cannot be changed to a live filing.

TRAINING AGENT

A person or entity which sends only test filings in conjunction with training other persons.

TRANSMISSION

A set of one or more submissions sent electronically to EDGAR during an on-line session.

TRANSMISSION METHOD

One of the three methods that you may use to submit XFDL filings via EDGAR: Internet, direct dial transmission (PPP), or Leased Line. OnlineForms and filer-constructed XML filings utilize the Internet as the transmission method.

TYPE 1

A module or segment that contains a portion of a document that is positioned within a submission using the <MODULE> or <SEGMENT> tags.

TYPE 2

A module or segment that contains an entire document, or documents, positioned at the end of a submission much like an appendix.

URL

Uniform Resource Locator, also known as an Internet address.

VALUE

Information that is supplied by the filer and inserted in a data field. For example, the Name data field would indicate the name of the person to be contacted who could answer questions about a particular filing.

XBRL	Extensible Business Reporting Language
XFDL	Extended Forms Definition Language
XML	Extensible Markup Language

APPENDIX G. Form 13F Special Electronic Filing Instructions

G.1 Submission Types 13F-HR(/A) AND 13F-NT(/A):

The following instructions relate solely to the requirements for preparing electronic filings of reports on Form 13F sent to the SEC on EDGAR submission types 13F-HR and 13F-NT. For additional requirements concerning content, please refer to the rules governing Form 13F, Release No. 34-40934 (Jan. 12, 1999), and "Frequently Asked Questions About Form 13F" on the SEC's Public Website: (*www.sec.gov/divisions/investment/13ffaq.htm*). For additional help with the preparation of the electronic submission, contact Filer Support at (202) 551-8900.

You must send submission types 13F-HR and 13F-NT in ASCII format. Do not submit the 13F Information Table of Holdings in HTML or spreadsheet format that uses a commercial spreadsheet program (i.e., EXCEL or LOTUS 1-2-3 formatted spreadsheets are not acceptable).

Use the following information to select the correct submission type:

If Form 13F Report Type is:	Select EDGAR Submission type:
13F HOLDINGS REPORT	
Initial Filing	13F-HR
Amendments	13F-HR/A
13F NOTICE	
Initial Filing	13F-NT
Amendments	13F-NT/A
13F COMBINATION REPORT	
Initial Filing	13F-HR
Amendments	13F-HR/A

You should designate the Report Type on the cover page of the Form 13F report. Special Instruction 6 of Form 13F explains how to select the correct report type.

G.2 Structure of 13F-HR Electronic Submission

The 13F-HR submission consists of three parts combined into one file. This file is attached to the template, which then becomes your 13F-HR submission:

1. Form 13F Cover Page
2. Form 13F Summary Page
3. Form 13F Information Table

Present the text for the Cover and Summary Pages on lines that do not exceed 80 characters.

Present the Information Table in a table format. No line of the Information Table may exceed 132 characters in length.

G.2.1 Data Field Information

Sample data field information for a 13F-HR submission is shown in the sample below.

G.2.2 Report Format

In the report, include the Form 13F Cover Page (including the Filer's Representation), the Form 13F Summary Page, and the 13F Information Table specified below. You may include additional textual statements within the report.

Note: You cannot submit 13F documents to EDGAR in HTML format.

G.2.3 Cover Page

On the Cover Page, you should include the period-end date, the name and address of the institutional investment manager filing the report, the signature, name, title and phone number of the person signing the report, and, if applicable, a List of Other Managers Reporting for this Manager. The Cover Page should also provide identification of an amendment filing, include the 13F file number of the manager filing the report, and designate the report as one that names other reporting manager(s) reporting for you, reports holdings over which the reporting manager exercises discretion, or both. If this is your first 13F submission, leave the file number blank. You will find your assigned file number on your acceptance message.

Note: When filing a Form 13F Notice (13F-NT), submit only a cover page.

G.2.4 Summary Page

On the Summary Page, include a Report Summary and a List of Other Included Managers for which you are reporting (if applicable). In the Report Summary, include the Number of Other Included Managers (if applicable), an Information Table Entry Total, and an Information Table Value Total. You must round the Value Total to the nearest thousand dollars, and omit the last three places.

G.2.5 Information Table Format

In the Information Table, you must include the information required by Columns 1 through 8 of Form 13F. Where possible, the data for Column 1 (Name of Issuer) and Column 2 (Title of Class) should correspond to that supplied in the SEC Official List of 13F Securities. You must round entries in Column 4 (Value) to the nearest thousand dollars, and omit the last three places.

The data for Column 7 (Other Managers) must consist of the two digit code(s) assigned to the other manager(s). If you include more than one code in a response to this column, insert spaces between codes. Repeat security holdings entry lines as necessary.

You may include data captions or blank lines in your 13F Information Table optional column headings to assist persons reading a printout.

G.3 Additional Documents

While we do not require additional documents, you may include additional documents in your 13F-HR and 13F-NT submissions; i.e., exhibits and cover letters.

G.4 Test Filings

We encourage you to submit test filings on submission types 13F-HR and 13F-NT. You should prepare test filings in accordance with these instructions for preparing submission types 13F-HR and 13F-NT submissions and submit them using any of the acceptable methods of transmission, with the following exceptions:

- You must activate the TEST radio button

For the Following Submission and Document Types:

13F-HR	13F-NT
13F-HR/A	13F-NT/A

Key to Level of Requirement for Data Fields:

1 -- Required
2 -- Required when applicable
3 -- At least one required
4 -- Optional

5 -- Required for confirming copies

Code	**Data Fields**	**Value**	**Format**
1	TYPE	13F-HR	See List Above
1	PERIOD	09/30/97	Up to 20 characters
1	FILER		
1	CIK	123456	Up to 10 digits
1	CCC	MYCCC*92	8 characters
4	FILER		
1	SROS	NONE	Up to 4 characters
4	NAME	A. Jones	Up to 30 Characters
4	PHONE	202-555-1111	Up to 20 Characters

Sample Submission -- Form 13F Holdings Report -- Submission Type 13F-HR

The following sample submission of a Form 13F Holdings Report (submission type 13F-HR). It includes sample data fields on the Main Page of the template and sample text of the report. The text includes a cover section, a signature section, a summary, and the Information Table.

Data Field Information:

TYPE		13F-HR
PERIOD		09/30/00
FILER		
	CIK	1234567890
	CCC	x21234@1
SUBMISSION-CONTACT		
	NAME	A. Jones
	PHONE	202-555-1111

G.4.1 Sample text of the 13F-HR

The text of the document to be attached on the Documents Page includes the following information in an ASCII text file:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 13F
FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: September 30, 2000
Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Impressive Management, Inc.
Address: 1111 West Street
Suite 222
New Town, NY 11111
13F File Number: 28-99999

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this submission.

Person Signing this Report on Behalf of Reporting Manager:

Name:	John Jay Doe	
Title:	Counsel	
Phone:	212-555-1234	
Signature,	Place,	and Date of Signing:
John Jay Doe	New Town, New York	October 31, 2000

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT.
[ ] 13F NOTICE.
[ ] 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:
<PAGE>

FORM 13F SUMMARY PAGE
Report Summary:

Number of Other Included Managers:	3
Form 13F Information Table Entry Total:	1111
Form 13F Information Table Value Total:	$333,333

List of Other Included Managers:

No.	13F File Number	Name
01	28-80011	ABC INVESTMENT MANAGERS, INC.
02	28-80021	DEF INVESTMENT MANAGERS, INC.
03	28-80031	GHI INVESTMENT MANAGERS, INC.

<PAGE>

FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

```
<TABLE>                         <C>                                              <C>
       FORM 13F INFORMATION TABLE
                                                           VALUE   SHARES/  SH/  PUT/ INVSTMT    OTHER          VOTING AUTHORITY
        NAME OF ISSUER          TITLE OF CLASS     CUSIP   (x$1000) PRN AMT  PRN  CALL DSCRETN   MANAGERS      SOLE     SHARED     NONE
------------------------------ ---------------- --------- -------- -------- --- ---- ------- ------------ -------- -------- --------

AAVID THERMAL TECHNOLOGIES INC COM              001957109     5223    85440 SH       DEFINED 01              35162        0    50278
ABBOTT LABORATORIES INC        COM              002824100     2744    67336 SH       DEFINED 01              28300        0    39036
AMERICAN EXPRESS CO            COM              025816109      988    20000 SH       OTHER   01 02 03 04         0    20000        0
AUTOMATIC DATA PROCESSING INC  LYON SUB ZERO    053015AC7    32785 61860000 PRN      DEFINED 01                  0        0        0
BALLY TOTAL FITNESS HLDG CORP  COM              05873K108     1216    70000 SH       SOLE                    70000        0        0
BATTLE MTN GOLD CO             PFD CONV $3.25   071593907      155     2930 SH       SOLE                     2930        0        0
BLACK & DECKER CORP            COM              091797100     3182    84000 SH       DEFINED 02              38100        0    45900
BUCKEYE PARTNERS L P           UNIT LTD PARTN   118230101     1712    20000 SH       SOLE                    20000        0        0
CALDOR CORP                    PUT              127787958      100     1122 SH  PUT  SOLE                     1122        0        0
CHEVRON CORPORATION            COM              166751107     3275    58356 SH       DEFINED 03              31756        0    26600
COCA COLA CO                   COM              191216100     1986    24000 SH       OTHER   01 02 03 04         0    24000        0
COMPAQ COMPUTER CORP           COM              204493100     2611    67600 SH       DEFINED 02              31900        0    35700
CPC INTERNATIONAL, INC         COM              126149103     4225    60900 SH       DEFINED 01              21300        0    39600
EXXON CORP                     COM              302290101    98648  1210400 SH       OTHER   01 02 03 04         0  1210400        0
FEDERAL HOME LOAN MRTG CORP    COM              313400301      853    10000 SH       OTHER   01 02 03 04         0    10000        0
FORD MOTOR CO                  COM              345370100     1470    42750 SH       DEFINED 05              17550        0    25200
HUMANA INC                     COM              444859102     2347    93400 SH       DEFINED 01              51400        0    42000
JOHNSON & JOHNSON              COM              478160104     5000    54200 SH       DEFINED 05              17300        0    36900
LVHM MOET HENNESSY LOU VUITTON SPONSORED ADR    502441207     1107    12000 SH       OTHER   01 02 03 04         0    12000        0
MCI COMMUNICATIONS CORP        COM              552673105     1921    63500 SH       DEFINED 04              26800        0    36700
MOBILE TELECOMMUNICATIONS TECH CALL             607406905      185    10000 SH  CALL SOLE                        0        0        0
PITNEY BOWES INC               COM              724479100     1225    25000 SH       SOLE                    25000        0        0
SECURITY DYNAMICS TECHNOLOGIES COM              814208904     7523    96600 SH       DEFINED 03              40900        0    55700
</TABLE>
```

INDEX

—1—

10-12B Initial general form for registration of a class of securities pursuant to section 12(b), 3-41
10-12B, **3-41**
10-12G Initial general form for registration of a class of securities pursuant to section 12(g), 3-41, 3-42
10-12G, **3-42**
10-K Annual report pursuant to section 13 and 15(d), 3-45, 3-47
10-K, **3-45**, 3-47
10KSB, 3-45
10KSB, 3-45
13F-HR, 3-49
13F-NT, 3-49
13F-NT/A, 3-49
144 Filing for proposed sale of securities under Rule 144, 3-35
1933 Act Filings, 4-3
1933 Act Filings by Corporations, 4-2
1933 Act Filings Example 1, 4-4
1933 Act Filings Example 2, 4-4
1933 and 1940 Act Filings by Investment Companies, 4-3
1934 Act Filings, 4-3, 4-4
1934 Act Filings Example, 4-5
1939 Act Filings, 4-5

—2—

24F-2NT, 3-70
24F-2NT /A, 3-70
25, 3-34, 3-47, 3-50, 3-72, 3-76
25/A, 3-50
25-NSE, 3-50

—3—

3, 3-51, 3-57, 3-62, 3-73, 3-74, 3-77
3/A, 3-51, 3-57
305B2 Application for designation of a new trustee under the Trust Indenture Act, 3-34

—4—

4, 3-47, 3-51, 3-63
4/A, 3-51, 3-63
40-8B25, 3-72
424A Prospectus filed pursuant to Rule 424(a), 3-32
424B1 Prospectus filed pursuant to Rule 424(b)(1), 3-33

424B2 Prospectus filed pursuant to Rule 424(b)(2), 3-33
424B3 Prospectus filed pursuant to Rule 424(b)(3), 3-33
424B4 Prospectus filed pursuant to Rule 424(b)(4), 3-33
424B5 Prospectus filed pursuant to Rule 424(b)(5), 3-33
424B7 Prospectus filed pursuant to Rule 424(b)(7), 3-33
424B8, 3-33
425 Filing under Securities Act Rule 425 of certain prospectuses and communications in connection with business combination transactions, 3-37, 3-50, 3-69
485APOS, 3-59, 3-62, 3-63, 3-64, 3-65, 3-67
485BPOS, 3-59, 3-62, 3-63, 3-64, 3-66, 3-67
486APOS, 3-61
486BPOS, 3-61
487, 3-63, 3-64, 3-65
497, 3-58, 3-60, 3-61, 3-62, 3-63, 3-64, 3-65, 3-66, 3-67, 3-68, 3-70
497AD, 3-70
497H2, 3-62
497J, 3-58, 3-60, 3-61, 3-63, 3-64, 3-65, 3-66, 3-67, 3-68
497K1, 3-60
497K2, 3-60
497K3A, 3-60
497K3B, 3-60

—5—

5, 3-51, 3-66
5/A, 3-51, 3-66

—A—

ACCEPTANCE MESSAGE, **F-1**
Acceptance Message for Official Filings Returned via the Internet, Example, A-2
ACCEPTANCE REVIEW, **F-1**
ACCEPTED, **F-1**
Accessing EDGAR, 2-7
Accessing EDGAR OnlineForms/XML Website, 7-3
ACCESSION NUMBER, **F-1**
Adding Notification Addresses, 6-45
Alpha/Numeric, 3-2
305B2, 3-34
144, 3-35
ASCII, **F-1**
ASCII Documents, 5-2

—R—

—S—

—T—